UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM
6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's

Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of (a) the Second Quarter 2023 Report of UBS Group AG and

(b) the updated Risk Factors
relating to UBS Group AG, which appears immediately following this page.

UBS

Group
Second
quarter
2023
report

Corporate calendar UBS Group AG
Publication of the third quarter 2023 report:

Tuesday,

7 November 2023
Publication of the fourth quarter 2023

report:

Tuesday,

6 February 2024
Publication dates of future quarterly and annual reports

and results are made available as
part of the corporate calendar of UBS AG at ubs.com/investors.
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2023. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
UBS

Group
4
Acquisition of Credit Suisse

Group
7
Recent developments
10
Group performance
2.
UBS business divisions and Group
Functions, Credit Suisse business
divisions and Corporate Center
19
UBS business divisions and Group
Functions
19
Global Wealth Management
22
Personal & Corporate Banking
24
Asset Management
26
Investment Bank
28
Group Functions
29
Credit Suisse business divisions and
Corporate Center
30
Wealth Management (Credit Suisse)
31
Swiss Bank (Credit Suisse)
32
Asset Management (Credit Suisse)
33
Investment Bank (Credit Suisse)
33
Capital Release Unit (Credit Suisse)
34
Corporate Center (Credit Suisse)
34
Alignment of assets under management
to invested assets
3.
Risk, capital, liquidity and funding,
and balance sheet
36
Risk management and control
43
Capital management
53
Liquidity and funding management
55
Balance sheet and off-balance sheet
59
Share information and earnings per share
4.
Consolidated
financial statements
61
UBS Group AG interim consolidated
financial statements (unaudited)
5.
Significant regulated subsidiary and
sub-group information
111
Financial and regulatory key figures for
our significant regulated subsidiaries and
sub-groups
Appendix
114
Alternative performance measures
119
Abbreviations frequently used in
our financial reports
121
Information sources
122
Cautionary statement

Second quarter 2023 report

2
Our key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.6.23 31.3.23 31.12.22 30.6.22 30.6.23 30.6.22
Group results
Total revenues

9,540

8,744

8,029

8,917

18,284

18,299
Negative goodwill

28,925

28,925
Credit loss expense / (release)

740

38

7

7

778

25
Operating expenses

8,486

7,210

6,085

6,295

15,696

12,929
Operating profit / (loss) before tax

29,239

1,495

1,937

2,615

30,735

5,344
Net profit / (loss) attributable to shareholders

28,875

1,029

1,653

2,108

29,904

4,244
Diluted earnings per share (USD)
1

8.99

0.32

0.50

0.61

9.30

1.22
Profitability and growth
2,3,4
Return on equity (%)

160.7

7.2

11.7

14.6

92.9

14.4
Return on equity (excluding negative goodwill, integration-related expenses, and acquisition
costs) (%)
5

3.9
Return on tangible equity (%)

177.8

8.1

13.2

16.4

103.6

16.2
Return on tangible equity (excluding negative goodwill,

integration-related expenses, and
acquisition costs) (%)
5

4.3
Return on common equity tier 1 capital (%)

185.0

9.1

14.7

18.9

111.3

18.9
Return on common equity tier 1 capital (excluding negative goodwill,

integration-related
expenses, and acquisition costs) (%)
5

4.5
Return on leverage ratio denominator, gross (%)

2.8

3.4

3.2

3.4

3.1

3.5
Cost / income ratio (%)
6

88.9

82.5

75.8

70.6

85.8

70.7
Cost / income ratio (excluding integration-related expenses and acquisition costs) (%)
5,6

80.3
Effective tax rate (%)

1.2

30.7

14.5

19.0

2.7

20.2
Net profit growth (%)

(51.8)

22.6

5.1

604.6

10.8
Net profit growth (excluding negative goodwill, integration-related expenses, and
acquisition costs) (%) 5

(66.8)
Resources
2
Total assets

1,678,780

1,053,134

1,104,364

1,113,193

1,678,780

1,113,193
Equity attributable to shareholders

86,999

56,754

56,876

56,845

86,999

56,845
Common equity tier 1 capital
7

80,258

44,590

45,457

44,798

80,258

44,798
Risk-weighted assets
7

556,603

321,660

319,585

315,685

556,603

315,685
Common equity tier 1 capital ratio (%)
7

14.4

13.9

14.2

14.2

14.4

14.2
Going concern capital ratio (%) 7

16.8

17.9

18.2

19.0

16.8

19.0
Total loss-absorbing capacity ratio (%)
7

35.2

34.3

33.0

33.7

35.2

33.7
Leverage ratio denominator
7

1,677,877

1,014,446

1,028,461

1,025,422

1,677,877

1,025,422
Common equity tier 1 leverage ratio (%)
7

4.78

4.40

4.42

4.37

4.78

4.37
Liquidity coverage ratio (%)
8

175.2

161.9

163.7

160.8

175.2

160.8
Net stable funding ratio (%)

117.6

117.7

119.8

120.9

117.6

120.9
Other
Invested assets (USD bn)
3,9,10

5,530

4,184

3,981

3,933

5,530

3,933
Personnel (full-time equivalents)

119,100

73,814

72,597

71,294

119,100

71,294
Market capitalization
1,11

69,932

74,276

65,608

56,781

69,932

56,781
Total book value per share (USD)
1

26.95

18.59

18.30

17.45

26.95

17.45
Tangible book value per share (USD)
1

24.61

16.54

16.28

15.51

24.61

15.51
1 Refer to the

“Share information

and earnings

per share”

section of

this report

for more

information.

2 Refer to

the “Targets,

aspirations and

capital guidance”

section of

the Annual

Report 2022

for more
information about our performance targets.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Credit Suisse‘s second quarter results for the
one-month period ended 30 June 2023, as included in the Group’s second quarter results, have been annualized for the purpose of the calculation of return measures, by multiplying such by four and two for quarterly
and semi-annual measures,

respectively.

5 Refer to the “Group

performance” section of this

report for a definition

of integration-related expenses and

for more information about negative

goodwill, integration-
related expenses,

and acquisition costs.

Refer also

to “Note 2

Accounting for the

acquisition of Credit

Suisse Group” in

the “Consolidated

financial statements” section

of this report

for more information

about
acquisition costs.

6 Negative goodwill is not used in the calculation as it is presented in a separate reporting line and is not part of total revenues.

7 Based on the Swiss systemically relevant bank framework as of
1 January 2020. Refer to the “Capital management” section of this report for more information.

8 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average
of 64 data points in the second quarter of 2023, 64 data points in the first quarter of 2023, 63 data points in the fourth quarter of 2022 and 64 data points in the second quarter of 2022.

Refer to the “Liquidity and
funding management” section of this report for more information.

9 Consists of invested assets for three UBS business divisions (Global Wealth Management, Asset Management and Personal & Corporate Banking)
and, starting from the second

quarter of 2023, for

three Credit Suisse business

divisions (Wealth Management,

Swiss Bank and Asset

Management). Refer to “Note

31 Invested assets and

net new money” in

the
“Consolidated financial statements” section of the

Annual Report 2022 for more information.

10 Comparative figures have been

restated to include invested assets from

associates in the Asset Management

and
Asset Management (Credit Suisse) business divisions, to better reflect the business strategy.

11 The calculation of market capitalization has been amended to reflect total shares issued multiplied by the share price at the end of the period.

The calculation was previously based on total shares outstanding multiplied by the share price at the end of

the period. Market capitalization has been increased by USD 10.0bn as of

31 March
2023, by USD 7.8bn as of 31 December 2022 and by USD 4.3bn as of 30 June 2022 as a result.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to

provide

a

more

complete

picture

of

our

operating

performance

and

to

reflect

management’s

view

of

the
fundamental drivers

of our

business results.

A definition

of each

APM, the

method used

to calculate

it and

the
information content are presented under “Alternative performance measures” in the appendix to this report. Our
APMs may qualify

as non-GAAP measures

as defined by

US Securities and

Exchange Commission

(SEC) regulations.

Second quarter 2023 report

3
UBS Group
Management report
Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us”

and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit Suisse

AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”
Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG, and other small former Credit

Suisse Group entities
now directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”

Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
References to UBS Group’s business divisions in

this report
As

of

30 June

2023,

Credit

Suisse’s

business

is

organized

globally

into

five

reporting

segments

and

Corporate
Center, which

are referred

to as

Wealth Management

(Credit Suisse),

Swiss Bank

(Credit Suisse),

the Investment
Bank

(Credit Suisse),

Asset Management

(Credit

Suisse), the

Capital

Release Unit

(Credit

Suisse) and

Corporate
Center

(Credit

Suisse)

throughout

this

report.

References

to

the

pre-integration

UBS

business

divisions

are
unchanged from our previous reports.

Second quarter 2023 report

4
Acquisition of Credit Suisse Group
On 12 June

2023, UBS Group

AG acquired

Credit Suisse Group

AG, succeeding by

operation of Swiss

law to

all
assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of the former
direct and indirect subsidiaries of Credit Suisse

Group AG (the Transaction).

The acquisition followed a

request from the Swiss

Federal Department of Finance,

the Swiss National Bank

and the
Swiss Financial

Market Supervisory

Authority (FINMA)

to both

firms to

duly consider

the Transaction

in order

to
restore necessary

confidence

in the

stability of

the Swiss

economy and

banking system

and to

serve the

best interests
of the shareholders and

stakeholders of UBS and Credit

Suisse. As a result

of further negotiations and

supported
by

distinct

government guarantees

and

measures, the

firms

subsequently

entered into

a

merger

agreement on
19 March 2023

Upon the completion of the Transaction, each outstanding, registered Credit Suisse Group AG share converted to
the right

to receive,

subject to

the payment

of certain

fees to

the Credit

Suisse Depositary

in the

case of

Credit
Suisse American depositary

shares (ADS), a

merger consideration consisting

of 1/22.48 UBS

Group AG shares.

In
aggregate, Credit Suisse Group

AG shareholders received 5.1%

of the outstanding UBS

Group AG shares on

the
acquisition date, with a purchase price of USD

3.7bn.
UBS has

accounted for the

acquisition as a

business combination under

IFRS 3,

Business Combinations, applying
the acquisition method of

accounting. Our consolidated financial statements for the

second quarter of 2023

and
the six months

ended 30 June 2023 include results

of operations of Credit

Suisse with effect from

31 May 2023,
as the

effect of transactions and

activities in the

period from 31 May

2023 to 12 June

2023 on the

consolidated
financial statements was not material.

As part

of the

acquisition method

of accounting,

the assets

and liabilities

of the

Credit Suisse

Group have

been
converted from US generally accepted

accounting principles (GAAP) to International

Financial Reporting Standards
(IFRS) and have been

remeasured at fair value

at the acquisition date.

The difference of

USD 29bn between the fair
value of

the assets

and liabilities

acquired and

the consideration

transferred has

been recognized

in the

income
statement

as

negative

goodwill.

As

agreed

with

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA),

a
transitional

common

equity

tier 1

(CET1)

capital

treatment

has

been

applied

for

certain

of

these

fair

value
adjustments, given the substantially

temporary nature of the

IFRS-3-accounting-driven effects. As

such, IFRS equity
reductions of USD 5.9bn (pre-tax) and USD 5.0bn (net of tax) as of the

acquisition date have been neutralized for
CET1

capital

calculation

purposes,

of

which

USD 1.0bn

(net

of

tax)

relates

to

own-credit-related

fair

value
adjustments. The

transitional treatment

is subject to

linear amortization

and will reduce

to nil by

30 June 2027.

The
acquisition of

the Credit

Suisse

Group resulted

in

a

USD

237.7bn increase

in

RWA. As

agreed

with FINMA,

the
aggregation of the advanced measurement approach (AMA)

models considering diversification effects resulted in
a USD 10bn

reduction in

operational risk

RWA in

the second

quarter of

2023. In

addition, UBS

Group will

be subject
to higher

too-big-to-fail capital requirements

for market

share and

total exposure after

an appropriate

transition
period to be agreed with FINMA. The phase in of the increased capital requirements will commence from the end of 2025 and will be completed by the beginning

of 2030 at the latest.
As of 30 June 2023, Credit Suisse

business divisions represented separate reportable segments in the UBS Group, and are therefore

included in the

management discussion

and analysis in

this report

in addition to

the UBS business
divisions before integration.
›
Refer to “Note 2 Accounting for the acquisition of Credit Suisse Group” in the “Consolidated financial statements”
section of this report for more information
›
Refer to the “UBS business divisions and Group Functions, Credit Suisse business divisions and Corporate Center”
section in this report for further information
Termination of the Loss Protection Agreement

and Public Liquidity Backstop facilities
Based

on

the

emergency

ordinance

issued

by

the

Swiss

Federal

Council

on

16 March

2023,

as

amended

on
19 March 2023,

(the Emergency

Ordinance), UBS

Group AG

entered into

a loss

protection agreement

(the LPA)
with

the

Swiss

Confederation,

with

an

effective

date

of

12 June

2023.

As

part

of

this

agreement,

the

Swiss
Confederation would

have borne

up to

CHF 9bn losses,

if realized, on

a designated

portfolio of

Credit Suisse’s

non-
core assets after the first CHF 5bn of losses, which would

have been borne by UBS.

Second quarter 2023 report

5
In connection

with the

Transaction, as of

30 June 2023

the Swiss

National Bank (the

SNB) confirmed

continuing
access

to

its

existing

liquidity facilities

for

the

combined Group.

Under

the

Emergency Ordinance,

UBS

AG

and
Credit Suisse AG also had access to additional SNB liquidity up to CHF 100bn on a combined basis, with the loans
under the

facility having

preferential rights

in bankruptcy

proceedings. Credit

Suisse Group

was also

allowed to
borrow

up

to

an

additional

CHF 100bn

from

the

SNB

backed

by

a

Swiss

federal

default

guarantee

(the

Public
Liquidity Backstop), with the loans also having

preferential rights in bankruptcy proceedings.

On

11 August

2023,

UBS

Group

AG

voluntarily

terminated

the

LPA

and

the

Public

Liquidity

Backstop.

After
reviewing all assets covered by the LPA since the closing of the Transaction in June and taking the appropriate fair value adjustments,

UBS concluded

that the

LPA was

no longer

required. All

loans under

the Public

Liquidity Backstop
were fully

repaid by

the Credit

Suisse Group

as of

the end

of May

2023 and

Credit Suisse

AG fully

repaid outstanding
Emergency

Liquidity

Assistance

Plus

loans

on

10 August

2023.

Credit

Suisse

(Schweiz)

AG

has

outstanding
borrowing of CHF 38bn under the ELA facility,

which are fully collateralized by Swiss mortgages
.
Non-core

and legacy portfolio

We

have

created

a

Non-core and

Legacy (NCL)

business division,

which will

include Credit

Suisse positions

and
businesses not aligned with our

strategy and policies, such as

the assets and liabilities

of the Capital Release Unit
(Credit Suisse) and certain

assets and liabilities of

the Investment Bank

(Credit Suisse), Wealth Management

(Credit
Suisse) and Asset Management

(Credit Suisse),

as well as the

remaining assets and liabilities

of UBS’s Non-core and
Legacy Portfolio

and smaller

amounts of assets

and liabilities of

UBS business divisions

that we have

assessed as not
strategic in

light of

the acquisition

of the

Credit Suisse

Group.

As of

30 June 2023,

the positions

that will

be included
in NCL represented

approximately USD 55bn of risk-weighted assets

(RWA), excluding operational risk RWA,

and
USD 224bn of leverage

ratio denominator (LRD). About half

of these RWA

are expected to

run-off by the

end of
2026. We intend to actively reduce

the assets of the NCL business division in order

to reduce operating costs and
financial resource consumption, and to enable us to simplify infrastructure.

Integration and cost reduction
We aim

to substantially

complete the

integration for

the Group

by the

end of

2026. We

further aim

to achieve
gross cost reductions of over USD 10bn by

that time. Cumulative integration-related expenses are expected to be broadly offset

by accretion-to-par effects

of approximately USD 12bn related

to fair value

adjustments applied to
amortized-cost financial instruments. Approximately USD 4bn of the aforementioned fair value adjustments relate to financial instruments that are expected to be

accounted for as fair value through profit

or loss in our Non-core
and Legacy business division.

We expect to revise

our initial estimates of cumulative integration-related expenses, including their

expected timing

as we

progress the

integration, after

the conclusion

of our

strategic planning

process
and around the publication of our fourth quarter 2023

results.
As part of

the integration,

we plan to

simplify our

legal structure,

including the

merger of

UBS AG and

Credit Suisse
AG planned for 2024.

Based on these plans, and

excluding integration-related expenses and accretion-to-par effects, we aim to achieve
an exit-rate cost

income ratio of

less than 70%

by end-2026 and

to progress towards a

2026 exit rate

return on
CET1 capital of

around 15%. We

expect the underlying profit

before tax for

the UBS Group for

the third quarter

of
2023 to be

at or around

break-even and to

deliver positive underlying profit

before tax in

the second half

of the
year, supported by various factors,

including revenue stabilization, cost savings and

lower funding costs.
Beginning

with

the

third

quarter

of

2023,

we

will

report

five

business

divisions,

Global

Wealth

Management,
Personal & Corporate

Banking, Asset Management,

the Investment Bank

and NCL, and

we will separately

report
Group Items.
Material weakness in the Credit Suisse

Group’s internal control over financial reporting

as of 31 December 2022
and 31 December 2021
As registrants with the

US Securities and

Exchange Commission

(the SEC), the

UBS Group and Credit

Suisse AG are
subject to requirements under the Sarbanes–Oxley

Act of 2002 with respect to financial

reporting. This requires us
to

perform

system

and

process

evaluation

and

testing

of

internal

controls

over

financial

reporting

to

enable
management to

assess the

effectiveness of

our internal

controls. A

material weakness

is a

deficiency or

combination
of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material
misstatement of a registrant’s financial statements

will not be prevented or detected on a timely basis.

Second quarter 2023 report

6
In March 2023, i.e., prior to the Transaction,

the Credit Suisse Group disclosed that

its management had identified
certain material weaknesses

in its

internal controls over

financial reporting, as

a result of

which it had

concluded
that, as of 31 December 2022, the Credit

Suisse Group’s internal control over financial

reporting was not effective
and, for the same reasons,

had reached the same conclusion

regarding the situation as

of 31 December 2021. The
Credit Suisse Group subsequently started a

remediation program.
Since the

acquisition, management

has commenced

a review

of the

processes and

systems giving

rise to

the material
weaknesses

and

the

remediation

program

undertaken.

This

review

is

ongoing

and

we

expect

to

adopt

and
implement

further

controls

and

procedures

following

the

completion

of

the

review

and

discussions

with

our
regulators. In the

course of this

review management

may become aware

of facts that

cause it to

broaden the scope
of the

review. UBS

expects to

assess the

implementation and

operating effectiveness

of the

controls and

procedures
designed to remediate

these weaknesses

before reaching

a conclusion on

the effectiveness

of internal controls

over
financial reporting for the 2023 financial year.
Integration of Credit Suisse (Schweiz)

After a thorough evaluation, we have determined

to integrate Credit Suisse Schweiz AG with UBS

Switzerland AG
through a merger of the two

banks. We believe the combined bank

will be a stronger partner for

our clients, the
Swiss economy and communities

and will produce greater value

for shareholders. The combination

will allow us to
maintain our combined lending capacity in

Switzerland and our risk discipline and culture.
We plan to complete

the merger of

the banks in 2024

and target client

migration to a

combined platform in

2025.

Second quarter 2023 report |
UBS Group AG | Recent developments

7
Recent developments
Regulatory and legal developments
Introduction of a public liquidity backstop in

Switzerland
In May 2023, the Swiss Federal Council (the SFC) launched a consultation on the introduction of a public liquidity
backstop (the

PLB) for systemically

important banks

(SIBs) which was

initially implemented

as part

of the emergency
ordinance issued in

connection with Credit

Suisse Group. The

proposed legislative changes

aim to establish

the PLB
instrument as part

of ordinary law

in order to enable

the Swiss government

and the Swiss

National Bank to

support
an SIB domiciled in Switzerland

with liquidity in the process

of resolution, in line with

other financial centers. The
introduction of

the PLB

is intended

to increase

the confidence

of market

participants in

the ability

of SIBs

to become
successfully recapitalized and remain solvent in a crisis.

In

addition

to

the

PLB,

the

proposed

legislative

changes

would

enact

into

ordinary

law

additional

provisions
contained in the emergency ordinance of March 2023, including mandated clawback of variable compensation in the event that government support is provided

to an SIB.
The final

proposals are

expected to be

presented to

the Swiss

Parliament by the

SFC in

September 2023, and,

if
adopted, legislative changes are expected

to come into force by January 2025.
Further developments regarding the acquisition

of Credit Suisse Group by UBS
The Swiss

Federal Department

of Finance

(the FDF)

is undertaking

a review

of the

circumstances that

led to

the
acquisition of the Credit Suisse Group by

UBS. In May 2023, it convened

a group of experts on banking

stability to
work on strategic considerations regarding the role

of banks and the national framework

related to the stability of
the Swiss financial center. The group of experts

is expected to present its

findings to the FDF

in the third quarter of
2023. The

experts’ findings

will be

considered by

the SFC

in its

bi-annual too-big-to-fail

(TBTF)

review report

by
April 2024.
In June 2023, the Swiss Parliament formed a parliamentary inquiry committee that is mandated to investigate the
legitimacy, expediency

and effectiveness

of the

management of

the competent

authorities and

bodies in

the context
of the Credit

Suisse Group

crisis. The committee

will report

to the Swiss

Parliament on

the results

of its investigation
and will propose measures to remedy any

identified deficiencies.
Both the

findings of

the group

of experts

and the

conclusions by

the inquiry

committee may

include potentially
significant recommendations, which could

result in more stringent regulation.
Swiss electorate votes in favor of a new

Climate and Innovation Act
In June

2023, the

Swiss electorate voted

in favor

of the

new Climate and

Innovation Act. The

act defines

a net-
zero-by-2050 target

for Switzerland,

including interim

targets for

selected sectors

of the

Swiss economy. In

addition,
each Switzerland-domiciled company is required to set a net-zero target by 1 January 2025. The act also contains
provisions

for

public

funding

to

replace

aged

heating

systems

in

buildings

and

for

application

of

innovative
technologies within companies. Article 9 of the act requires the financial sector to make an effective

contribution
to the

transition to net

zero and

sets the

general goal

of the

alignment of financial

resources to

climate-friendly
outcomes. Specific

measures to

achieve the

targets

will be

proposed in

the CO
2

Act, which

is currently

under revision
in Parliament.
Swiss electorate votes in favor of the implementation

of global minimum taxation in Switzerland
In June 2023, the Swiss

electorate voted in favor

of the introduction of a minimum

corporate tax rate as stipulated
by

the

Global

Anti-Base

Erosion

Model

Rules

(Pillar Two)

of

the

Organisation

for

Economic

Co-operation

and
Development. The

amendment will

be implemented

by way

of an

ordinance of the

SFC and

will provide a

minimum
tax rate of

15% as of

1 January 2024 for

Swiss companies with

global earnings above EUR 750m.

UBS does not
expect the implementation of global minimum

taxation in Switzerland to materially

impact its effective tax rate.

Second quarter 2023 report |
UBS Group AG | Recent developments

8
Sanctions related to the Russia–Ukraine war
In August

2023, the

SFC announced

that Switzerland

is implementing

further EU

sanctions against

Russia following
the EU

taking new

measures against

Russia as

part of

the EU’s

11th sanctions

package, which

was partially

adopted
by

Switzerland

in

June

2023

by

expanding

the

sanction

lists

concerning Russia.

As

part

of

the

11th

sanctions
package, the EU has created a specific

legal basis for an instrument to prevent

the evasion of sanctions. The

SFC is
determined to take

effective action against the

evasion of sanctions

and will examine

the implementation of this
instrument in the

event of its

actual application by

the EU. In

addition, Switzerland is

joining the EU

in imposing
sanctions at Moldova’s request.

UBS’s sanctions programs

are designed to

comply with sanctions

across multiple
jurisdictions, including those imposed by the United

Nations, Switzerland, the EU, the UK and the

US.
Recent events in the US banking market
In May

2023, the

Federal Reserve

Board (the

FRB) and

the Federal

Deposit Insurance

Corporation (the

FDIC) released
reports that covered the

circumstances leading to

the closing of

certain banking

organizations following

the events
in the

banking market in

March 2023.

The reports

noted shortcomings in

the supervisory agencies’

execution of
examination programs, including escalation of supervisory

issues and staffing. They also raised concerns related to
the regulatory framework, including the Federal Reserve’s

Tailoring

Rule and other topics, such as interest rate

risk
management.

UBS

expects

these

developments

to

impact

the

regulatory

environment

in

the

US,

where

UBS
maintains significant operations.
In

addition,

in

June

2023,

the

FDIC

issued

a

proposal

to

recover

certain

losses

sustained

in

the

resolution

of
uninsured deposits

held by

the now-closed

banks, as

required under

existing banking

regulations. The

proposal
would impose a special assessment on covered banks based on their respective levels of uninsured deposits above a certain threshold and based on a proposed assessment rate. UBS Bank USA would be impacted by this proposal once finalized.
US authorities consult on final Basel III implementation
In July 2023, US banking

regulators, including the FRB,

the FDIC and the Office

of the Comptroller of the

Currency
(the OCC), issued a

public consultation on a proposal that

would implement the final components of

the Basel III
capital standards for

US banking organizations and

foreign-owned intermediate holding companies,

such as UBS
Americas Holding LLC and

Credit Suisse Holdings (USA),

Inc. Among others, the

proposed rules would end the

use
of the internal model approach for credit risk by

the largest banking organizations and would introduce instead a new

standardized

approach.

In

addition,

the

proposed

rules

for

operational

risks

would

replace

the

advanced
measurement approach with a standardized measure.

The proposal calls for a three-year

transition period, starting
on 1 July

2025, and

full implementation

by 1 July

2028. The

impact on

UBS will

depend on

new or

revised regulatory
interpretations, changes in business growth, market conditions and other factors.
The International Sustainability Standards Board

issues global sustainability disclosure standards
In June

2023, the

International Sustainability Standards

Board (the

ISSB) finalized its

first set

of requirements

for
corporate disclosures

regarding

sustainability matters:

IFRS S1 and

IFRS S2. IFRS S1

addresses the

disclosure of

a
company’s

sustainability-related

risks

and

opportunities.

IFRS S2

addresses

the

disclosures

for

the

governance
processes,

controls

and

procedures

an

entity

uses

to

monitor,

manage

and

oversee

climate-related

risks

and
opportunities

and

the

entity’s

strategy

for

managing

risks

and

opportunities.

The

standards

incorporate

the
recommendations of the Task

Force on Climate-related Financial Disclosures (the TCFD). These ISSB standards will
be available for use from January 2024. UBS’s implementation of the standards will depend, among other factors,
on whether the standards are adopted in jurisdictions

in which UBS files financial reports.
European Commission presents a new retail investor

strategy
In May 2023, the European

Commission presented draft

legislative proposals aimed at

empowering retail investors
to make investment decisions

that are aligned with their needs and

preferences and ensuring that they are treated
fairly and duly

protected. The proposals

also aim to

encourage greater participation in

EU capital markets

and to
enable a

greater volume

of funds

to flow

more easily

into EU

capital markets.

The package

revises EU

capital markets
rules, which, once agreed and in

force, could have significant implications and require

significant implementation
efforts by UBS.

Second quarter 2023 report |
UBS Group AG | Recent developments

9
EU physical presence requirement for cross-border

banking services
In June 2023, legislators in

the EU reached a

provisional agreement on amendments to

the Capital Requirements
Regulation

and

the

Capital

Requirements

Directive.

The

provisional

agreement

includes,

alongside

measures

to
implement

the

remaining

elements

of

the

Basel III

standard,

a

framework

that

would

require

non-EU

firms

to
establish a

physical presence

within the

EU when

providing certain

banking services

to EU-domiciled

clients and
counterparties (including

deposit-taking and

commercial lending),

unless they

are

subject to

an

exemption. The
changes

will

affect

the

cross-border

provision

of

certain

banking

services

and

will

require

UBS

to

adapt

its
approaches to

providing such

services to

clients in

the EU.

The requirement

is expected

to become

effective in

2026,
with grandfathering provisions for contracts already in

existence at the date of introduction.
The revised Swiss Data Protection Act
The revised Swiss Federal Data Protection Act and the corresponding Federal Data Protection Ordinance will enter into force on

1 September 2023. The revised

law represents a

fundamental reform that strengthens

the rights of
consumers regarding their data by

enhancing the transparency and accountability rules for

companies processing
data, among

other measures.

In addition,

it seeks

to align

Swiss data

protection law

with the

EU General

Data
Protection Regulation, in order to ensure continued cross-border transmission of data with EU Member States.
US Executive compensation rules
In October 2022, the Securities

and Exchange Commission (the

SEC) adopted rules requiring US national

securities
exchanges, including the

New York Stock Exchange (the NYSE) and

Nasdaq, to adopt listing

standards that require
issuers to adopt and enforce a policy to recover from executive officers incentive compensation received based on attainment

of

a

financial

reporting

measure

in

the

event

that

the

issuer

is

required

to

prepare

an

accounting
restatement of

financial statements

due to

material non-compliance

with financial

reporting requirements. The

SEC
approved

the

listing

standards

promulgated

by

the

NYSE

and

Nasdaq

in

June

2023

and

the

clawback

policy
requirement

comes into

effect

as of

1 December 2023.

Under

the listing

standards,

an

issuer must

recover

the
amount of incentive-based compensation that would not

have been received if

it had been determined based on
the restated financial information. UBS Group AG, UBS AG and Credit Suisse AG each have securities listed on US national securities exchanges and intend to adopt

a policy to comply with the listing standards.
Other developments
Organizational changes
On 9 May 2023, Todd

Tuckner was appointed a member of the Group

Executive Board (the GEB) with immediate
effect,

and

announced

as

the

successor

to

Sarah

Youngwood

as

Group

Chief

Financial

Officer,

effective

from
12 June 2023.

Ulrich Körner, formerly

the Chief

Executive Officer

of Credit Suisse

AG, became

a member of

UBS’s GEB on

12 June
2023. He is responsible for

Credit Suisse’s operational continuity

and client focus, while supporting

the integration
process.
Beatriz Martin

Jimenez joined

the GEB

on 9 May

2023 and

was appointed

Head Non-core

and Legacy

and President
UBS EMEA effective from 12 June 2023. She

also remains UBS Chief Executive for

the UK.
Michelle Bereaux has been appointed

Group Integration Officer and Stefan

Seiler has been appointed Group

Head
Human Resources & Group Corporate

Services, effective 12 June 2023. Both

also became members of the GEB

on
9 May 2023.
To further

support the

successful integration

of Credit

Suisse, Michael

Dargan has

been appointed

Group Chief
Operations and Technology Officer and continues

as a member of the GEB.

Second quarter 2023 report |
UBS Group AG | Group performance

10
Group performance

Income statement
For the quarter ended % change from Year-to-date
USD m 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Net interest income

1,713

1,388

1,665

23

3

3,101

3,436
Other net income from financial instruments measured

at fair value through profit or loss

2,463

2,681

1,619

(8)

52

5,143

3,845
Net fee and commission income

5,175

4,606

4,774

12

8

9,781

10,127
Other income

188

69

859

172

(78)

258

891
Total revenues

9,540

8,744

8,917

9

7

18,284

18,299
Negative goodwill

28,925

28,925
Credit loss expense / (release)

740

38

7

778

25
Personnel expenses

5,651

4,620

4,422

22

28

10,271

9,343
General and administrative expenses

1,968

2,065

1,370

(5)

44

4,033

2,578
Depreciation, amortization and impairment of non-financial

assets

866

525

503

65

72

1,391

1,009
Operating expenses

8,486

7,210

6,295

18

35

15,696

12,929
Operating profit / (loss) before tax

29,239

1,495

2,615

30,735

5,344
Tax expense / (benefit)

361

459

497

(21)

(27)

820

1,082
Net profit / (loss)

28,878

1,037

2,118

29,915

4,262
Net profit / (loss) attributable to non-controlling interests

3

8

10

(60)

(69)

11

18
Net profit / (loss) attributable to shareholders

28,875

1,029

2,108

29,904

4,244
Comprehensive income
Total comprehensive income

28,011

1,833

1,079

29,844

1,008
Total comprehensive income attributable to non-controlling interests

(2)

13

(17)

(91)

11

9
Total comprehensive income attributable to shareholders

28,013

1,820

1,097

29,833

999
Group performance as reported and excluding negative goodwill, integration-related expenses, and acquisition costs

For the quarter ended
USD m 30.6.23
Total revenues

9,540
Negative goodwill

28,925
Credit loss expense / (release)

740
Total operating expenses (as reported)

8,486
of which: integration-related expenses

724
of which: pre-acquisition UBS sub-group

350
of which: Credit Suisse

374
of which: acquisition costs

106
Total operating expenses (excluding integration-related expenses and acquisition costs)

7,656
Operating profit / (loss) before tax (as reported)

29,239
Operating profit / (loss) before tax (excluding negative goodwill, integration-related expenses, and acquisition costs)

1,144

The acquisition of

Credit Suisse resulted

in substantial

negative goodwill, which

is the excess

of the fair

value of the
identifiable net assets acquired in the

transaction over the fair value of

the consideration transferred. Integration-
related expenses amounted

to USD 724m in the second

quarter of 2023, of which

USD 354m related to personnel
costs, USD 206m

to the

impairment of

in-progress software projects

resulting from

a reprioritization of

software
development activity and USD 89m to consulting,

legal and audit fees. Integration-related expenses

are defined as
expenses that

are temporary,

incremental and

directly related

to the

integration of

UBS and

Credit Suisse.

They
generally include costs

of internal staff

and contractors substantially

dedicated to integration

activities, redundancy
costs,

incremental

expenses

from

the

shortening

of

useful

lives

of

property,

equipment

and

software,

and
impairment charges

relating to these

assets. Classification

as integration-related

expense does not

affect the timing
of recognition

and measurement

of those

expenses or

the presentation

in the

income statement.

Integration-related
expenses

incurred

by

Credit

Suisse

in

the

second

quarter

of

2023

also

included

expenses

associated

with
restructuring programs that existed prior

to the acquisition.
Acquisition costs amounted to

USD 106m, of which USD 54m

related to consulting and

legal fees and

USD 45m
related to the loss protection agreement with the

Swiss government.

Second quarter 2023 report |
UBS Group AG | Group performance

11
Results: 2Q23 vs 2Q22
Operating profit before tax increased by USD 26,624m, to USD 29,239m, primarily reflecting negative goodwill of
USD 28,925m

and

an

increase in

total

revenues, partly

offset

by

higher

operating

expenses and

net credit

loss
expenses of

USD 740m, compared

with net

credit loss

expense of

USD 7m in

the second

quarter of

2022. Total
revenues increased

by USD 623m,

or 7%,

to USD 9,540m,

largely due

to the

consolidation of

Credit Suisse

revenues
of USD 1,156m. Total combined net interest

income and other net income from financial

instruments measured at
fair value

through profit

or loss

increased by

USD 892m,

mainly attributable

to the

consolidation of

the Credit

Suisse
Group, which accounted for

USD 497m of

the increase, with the

remaining amount relating to

the UBS business
divisions driven by

the impact of

higher rates. In

addition,

net fee and commission

income increased by

USD 401m,
mainly attributable to a larger invested assets base, following the acquisition of the

Credit Suisse Group.

This was
partly offset

by a USD 671m

decrease in

other income,

largely due to

the prior-year

quarter including

an USD 848m
gain in Asset Management

on the sale of a joint venture. Operating expenses increased by USD 2,191m, or 35%, to USD 8,486m, largely due to the consolidation of Credit Suisse expenses of USD 1,641m. The second quarter of
2023

included

total

integration-related

expenses

of

USD 724m

and

acquisition

costs

of

USD 106m.

Personnel
expenses

increased

by

USD 1,229m,

mainly

reflecting

higher

expenses

for

salaries

and

variable

compensation.
General and

administrative expenses

increased by

USD 598m, across

most categories,

partly offset

by lower

net
expenses for litigation, regulatory and similar matters.

Depreciation, amortization and impairment of non-financial
assets increased by USD 363m, mainly driven

by software impairments.
›
Refer to “Note 2 Accounting for the acquisition of Credit Suisse Group” in the “Consolidated financial statements”
section of this report for more information about the negative goodwill recognized
Total revenues: 2Q23 vs 2Q22
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss increased

by USD 892m to

USD 4,176m, mainly

driven by the

consolidation of

Credit Suisse revenues,
and

higher

revenues

in

Personal

&

Corporate

Banking,

and

Global

Wealth

Management,

partly

offset

by

the
Investment Bank.
Of the aforementioned increase,

USD 497m can be attributed to the consolidation

of Credit Suisse entities.
Personal &

Corporate Banking

increased by

USD 300m to

USD 941m, largely

due to

higher net

interest income,
mainly driven by higher deposit margins,

which resulted from rising interest

rates, and higher loan revenues,

partly
offset by

lower deposit fees.

The prior-year

quarter also included

a benefit from

the Swiss

National Bank deposit
exemption.
Global Wealth Management

increased by USD 173m

to USD 1,721m, largely reflecting

higher net interest income,
mainly driven by higher deposit margins, which resulted

from rising interest rates, more than offsetting the

effects
of

lower

average

deposit

volumes

and

lower

loan

revenues,

which

reflected

lower

average

loan

volumes

and
margins.
The Investment

Bank decreased by

USD 160m to

USD 1,210m. Derivatives &

Solutions decreased by

USD 255m,
driven by Equity Derivatives, Rates and Foreign Exchange, due

to lower levels of volatility and

client activity, partly
offset by

an increase

in Credit

revenues. This

was partly offset

by a

USD 65m increase

in Financing,

mainly from
higher

revenues

in

Equity

Financing,

primarily

reflecting

the

impact

of

higher

rates.

In

addition,

there

was

a
USD 25m increase in Global Banking, mainly reflecting

higher revenues from Leveraged Capital Markets.
›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Second quarter 2023 report |
UBS Group AG | Group performance

12
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

1,221

962

1,310

27

(7)

2,183

2,673
Net interest income from financial instruments measured

at fair value through profit or loss
and other

493

425

355

16

39

918

763
Other net income from financial instruments measured

at fair value through profit or loss

2,463

2,681

1,619

(8)

52

5,143

3,845
Total

4,176

4,069

3,284

3

27

8,245

7,281
Global Wealth Management

1,721

1,803

1,548

(5)

11

3,523

2,991
of which: net interest income

1,442

1,491

1,268

(3)

14

2,933

2,409
of which: transaction-based income from foreign exchange and other intermediary
activity

1

278

312

281

(11)

(1)

590

582
Personal & Corporate Banking

941

834

641

13

47

1,775

1,306
of which: net interest income

812

705

522

15

56

1,517

1,057
of which: transaction-based income from foreign exchange and other intermediary
activity

1

129

129

119

0

9

258

249
Asset Management

(9)

(6)

(10)

50

(9)

(15)

(11)
Investment Bank

2

1,210

1,660

1,370

(27)

(12)

2,870

3,373
Global Banking

56

73

31

(24)

80

128

146
Global Markets

1,154

1,588

1,339

(27)

(14)

2,742

3,227
Group Functions

(183)

(223)

(265)

(18)

(31)

(406)

(377)
Total UBS business divisions and Group Functions

3,680

4,069

3,284

(10)

12

7,748

7,281
Credit Suisse business divisions and Corporate Center

497

497
of which: net interest income

381

381
1 Mainly includes spread-related income

in connection with client-driven transactions,

foreign currency translation effects and

income and expenses from precious

metals, which are included

in the income statement
line Other net income from

financial instruments measured at

fair value through profit

or loss. The

amounts reported on this

line are one component

of Transaction-based

income in the management

discussion and
analysis in the

“Global Wealth Management”

and “Personal

& Corporate Banking”

sections of this

report.

2 Investment Bank information

is provided at

the business-line level

rather than by

financial statement
reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.
Net fee and commission income
Net fee and commission income increased by USD 401m

to USD 5,175m.
Credit-related fees and

commission income increased

by USD 201m to

USD 296m, mainly due

to the consolidation
of USD 190m attributable to Credit Suisse revenues.
Fees for portfolio management

and related services

increased by USD 187m

to USD 2,485m, largely

attributable to
the

acquisition of

the Credit

Suisse Group,

which

contributed USD 231m

of

revenues and

drove

an

increase in
invested assets

across the

UBS Group,

partly offset

by USD 49m

lower revenues

in Global

Wealth Management,
mainly reflecting negative market performance.
Underwriting fee

income increased

by USD 42m

to USD 153m,

largely driven

by USD 18m

higher debt

underwriting
revenues from

public offerings in

the Investment

Bank and

due to

the consolidation

of USD 21m

attributable to
Credit Suisse revenues.
Net brokerage

fees increased

by USD 38m

to USD 856m,

mainly attributable

to the

consolidation of

USD 112m
attributable

to

Credit

Suisse

revenues,

partly

offset

by

a

USD 44m

decrease

in

Global

Wealth

Management,
reflecting lower levels

of client activity,

particularly in the

Americas and Asia

Pacific,

and a USD 30m

decrease in the
Investment Bank, mainly due to lower volumes

of cash equities in the Execution Services business.
Investment

fund

fees

decreased

by

USD 37m

to

USD 1,196m,

mainly

due

to

USD 31m

and

USD 23m

lower
revenues in

Global Wealth

Management and

Asset Management,

respectively, reflecting

the impact

of negative
market performance,

as well as pressure on margins from asset shifts in Asset Management.

This was partly offset
by an increase of USD 17m due to the consolidation

of Credit Suisse revenues.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other income was

USD 188m, compared with

USD 859m

in the prior-year quarter. The decrease

was largely

driven
by the prior-year quarter

including an

USD 848m gain

in Asset Management

related to the

sale of our

shareholding
in the Mitsubishi Corp.-UBS Realty Inc. joint

venture.
›
Refer to the “Recent developments” section of the UBS Group second quarter 2022 report for more information about the sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc.

Second quarter 2023 report |
UBS Group AG | Group performance

13
Credit loss expense / release: 2Q23 vs

2Q22
Total net credit loss expenses in the second

quarter of 2023 were USD 740m, reflecting USD 644m net credit loss expenses related

to stage 1

and

2

positions, USD 77m

net credit

loss

expenses related

to stage 3

positions and
USD 19m related to purchased

credit-impaired positions. Net credit

loss expenses of USD 16m related

to UBS AG’s
business

divisions.

Net

credit

loss

expenses

for

Credit

Suisse

AG’s

business

divisions

of

USD 724m

were

largely
attributable to the initial recognition

of ECL allowances and provisions

of USD 654m for the purchased

non-credit-
impaired portfolios, with a

further USD 70m of credit

loss expenses

recognized for credit-impaired positions after
the acquisition date.

Recognition of expected

credit losses for

non-credit-impaired positions is

required by IFRS 9

as
a

subsequent

measurement

adjustment

after

recognizing

on

the

acquisition

date

the

respective

assets

and
commitments at fair value, as part of the

purchase price allocation under IFRS 3.
›
Refer to “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
USD m Stages 1 and 2 Stage 3
Purchased credit-impaired

(PCI) Total
For the quarter ended 30.6.23
Global Wealth Management

(4)

9

5
Personal & Corporate Banking

(11)

21

10
Asset Management

0

0

0
Investment Bank

5

(4)

1
Group Functions

0

0

0
Subtotal UBS

(10)

26

16
Wealth Management (Credit Suisse)

143

0

7

149
Swiss Bank (Credit Suisse)

217

7

0

224
Asset Management (Credit Suisse)

1

0

0

1
Investment Bank (Credit Suisse)

189

0

12

200
Capital Release Unit (Credit Suisse)

104

44

0

148
Corporate Center (Credit Suisse)

2

0

0

2
Subtotal Credit Suisse

654

51

19

724
Total

644

77

19

740
For the quarter ended 31.3.23
Global Wealth Management

15

0

15
Personal & Corporate Banking

15

0

16
Asset Management

0

0

0
Investment Bank

(5)

12

7
Group Functions

0

0

0
Total

26

12

38
For the quarter ended 30.6.22
Global Wealth Management

(8)

6

(3)
Personal & Corporate Banking

26

8

35
Asset Management

0

0

0
Investment Bank

(2)

(26)

(28)
Group Functions

0

2

2
Total

16

(9)

7
Operating expenses: 2Q23 vs 2Q22
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Personnel expenses

5,651

4,620

4,422

22

28

10,271

9,343
of which: salaries and variable compensation

4,804

3,885

3,786

24

27

8,689

7,954
of which: variable compensation – financial advisors

1

1,110

1,111

1,122

0

(1)

2,222

2,342
General and administrative expenses

1,968

2,065

1,370

(5)

44

4,033

2,578
of which: net expenses for litigation, regulatory and similar matters

69

721

221

(90)

(69)

790

278
of which: other general and administrative expenses

1,899

1,345

1,149

41

65

3,243

2,300
Depreciation, amortization and impairment of non-financial

assets

866

525

503

65

72

1,391

1,009
Total operating expenses

8,486

7,210

6,295

18

35

15,696

12,929
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic

approach. It also includes expenses related to compensation commitments with financial
advisors entered into at the time of recruitment that are subject to vesting requirements.

Second quarter 2023 report |
UBS Group AG | Group performance

14
Personnel expenses
Personnel expenses

increased by

USD 1,229m to

USD 5,651m, largely

due to

the consolidation

of Credit

Suisse
expenses

of

USD 1,087m,

and

included

total

integration-related

expenses

of

USD 354m.

Salaries

and

variable
compensation

increased

by

USD 1,018m

due

to

the

acquisition

and

included

integration-related

expenses

of
USD 330m. Excluding these factors, salary

costs increased due

to annual salary adjustments

and foreign currency
effects, partly offset by lower variable compensation.
›
Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative

expenses
General and administrative expenses increased

by USD 598m to USD 1,968m, largely

due to the consolidation of
Credit Suisse expenses

of USD 451m,

and included

total integration-related

expenses of

USD 125m and

USD 106m
in acquisition costs. Total costs for litigation, regulatory and similar matters decreased by USD 152m.
We believe that the industry continues to operate in an environment in which expenses associated with litigation,
regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number

of

significant

claims

and

regulatory

matters.

The

outcome

of

many

of

these

matters,

the

timing

of

a
resolution, and the

potential effects

of resolutions on

our future business,

financial results

or financial condition

are
extremely difficult to predict.
›
Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” of the Annual Report 2022 and the "Risk Factors" filed on Form
6-K, together with the 2Q2023 UBS Group AG report, on 31 August 2023 for more information
Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization and impairment

of non-financial assets

increased by USD 363m

to USD 866m, mainly
driven by USD 244m

of integration-related expenses,

largely due to

an impairment of

software projects in progress
of USD 206m resulting

from a

reprioritization of

software development activity

in the

context of the

acquisition.
Ongoing depreciation of internally developed

software also increased, reflecting a higher level of capitalized cost.
Tax: 2Q23 vs 2Q22
Income tax expenses were USD 361m for the second quarter of 2023, representing an effective tax rate of 1.2%,
compared with USD 497m

and an effective tax

rate of 19.0%

for the prior-year

quarter. Current tax

expenses were
USD 368m, compared with USD 367m, and relate

to the taxable profits of UBS Switzerland AG and

other entities.
There was a

net deferred tax

benefit of USD 7m,

compared with an

expense of USD

130m in the

prior-year quarter.

Negative goodwill recorded in the income statement

did not result in any tax expense.
The

effective tax

rate for

the second

half of

2023

may differ

materially from

the rate

of 23%

per the

previous
guidance

for

the

year

if

certain

entities

incur

operating

losses,

reflecting

integration-related

expenses

and
restructuring costs, for which

no DTAs are recognized. It

may also differ due to remeasurement

of DTAs connected
with business planning or resulting from

material changes to jurisdictional statutory

tax rates.
Total comprehensive income attributable

to shareholders
In

the

second

quarter

of

2023,

total

comprehensive

income

attributable

to

shareholders

was

USD 28,013m,
reflecting net

profit of

USD 28,875m,

which included

the recognition

of negative

goodwill on

the acquisition

of
the

Credit

Suisse

Group

of

USD 28,925m,

and

other

comprehensive

income

(OCI),

net

of

tax,

of

negative
USD 862m.

Second quarter 2023 report |
UBS Group AG | Group performance

15
OCI

related

to

cash

flow

hedges

was

negative

USD 775m, mainly

reflecting

net

unrealized

losses

on

US

dollar
hedging derivatives resulting from increases

in the relevant US dollar long-term interest

rates.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 413m, primarily due to
a tightening of our own credit spreads.
Defined benefit plan

OCI was negative

USD 53m, mainly reflecting

a tax expense

of USD 35m and

negative pre-tax
OCI in our UBS Swiss pension plan of USD 23m.
Foreign currency translation OCI was USD 368m, mainly resulting from a strengthening of the Swiss franc against
the US dollar.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” in the “Capital management”
section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report
2022 for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As of 30 June

2023, it is

estimated that

a parallel shift

in yield curves

by +100

basis points could

lead to a

combined
increase in annual

net interest income

from our

banking book of

approximately USD 1.8bn in

the first year

after
such a shift. Of

this increase, approximately USD 1.1bn, USD 0.3bn

and USD 0.2bn would result from

changes in
Swiss franc, US dollar and

euro interest rates, respectively.

A parallel shift in yield

curves by –100 basis points

could
lead to a combined decrease in annual net interest income of approximately USD 1.9bn in the first year after such a shift, showing similar currency contributions

as for the aforementioned increase in rates.
The net

interest income

sensitivity estimates

are based

on a

hypothetical scenario

of an

immediate change

in interest
rates, equal across

all currencies and

relative to implied

forward rates as

of 30 June 2023 applied to

our banking
book. These

estimates further

assume no change

to balance

sheet size and

product mix,

constant foreign

exchange
rates, and no specific management action. These estimates do not represent a forecast of our net interest income variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 2Q23 vs 2Q22
The cost

/ income

ratio was 88.9%,

compared with

70.6%, mainly reflecting

an increase

in operating expenses,
partly offset by an increase in

total revenues. The operating

loss incurred by Credit Suisse entities

is reflected in the
overall increase of the ratio for the UBS Group.
Personnel: 2Q23 vs 1Q23
The

number

of

personnel

employed

as

of

30 June

2023

was

119,100

(full-time equivalents),

a

net

increase

of
45,286 compared with 31 March 2023, predominantly attributable to the onboarding of Credit Suisse staff to the
UBS Group.

Second quarter 2023 report |
UBS Group AG | Group performance

16
Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Net profit
Net profit attributable to shareholders

28,875

1,029

2,108

29,904

4,244
Equity

Equity attributable to shareholders

86,999

56,754

56,845

86,999

56,845
Less: goodwill and intangible assets

7,569

6,272

6,312

7,569

6,312
Tangible equity attributable to shareholders

79,430

50,481

50,533

79,430

50,533
Less: other CET1 deductions

(827)

5,891

5,734

(827)

5,734
CET1 capital

80,258

44,590

44,798

80,258

44,798
Returns
Return on equity (%)

160.7

7.2

14.6

92.9

14.4
Return on equity (excluding negative goodwill, integration-related expenses, and acquisition costs) (%)

3.9
Return on tangible equity (%)

177.8

8.1

16.4

103.6

16.2
Return on tangible equity (excluding negative goodwill,

integration-related expenses, and acquisition
costs) (%)

4.3
Return on CET1 capital (%)

185.0

9.1

18.9

111.3

18.9
Return on CET1 capital (excluding negative goodwill, integration-related expenses, and acquisition costs)
(%)

4.5
Common equity tier 1 capital: 2Q23 vs 1Q23
During

the

second

quarter

of

2023,

our

common

equity

tier 1

(CET1)

capital

increased

by

USD 35.7bn

to
USD 80.3bn, predominantly

due to

the acquisition

of the

Credit

Suisse Group

,

which resulted

in an

increase of
USD 36.1bn as of the acquisition date.
Return on CET1 capital: 2Q23 vs 2Q22
The annualized

return on CET1

capital was 185.0%,

compared with 18.9%,

driven by

the negative goodwill,

partly
offset

by

an

increase

in

average

CET1

capital.

Excluding

the

impact

of

negative

goodwill,

integration-related
expenses, and acquisition costs, the return

on CET1 capital was 4.5%.
Risk-weighted assets: 2Q23 vs 1Q23
Risk-weighted assets (RWA)

increased by

USD 234.9bn to USD 556.6bn, predominantly

due to the

acquisition of
the

Credit

Suisse

Group,

which

resulted

in

a

USD 237.7bn

increase

in

RWA.

Excluding

that

acquisition,

RWA
decreased by USD 5.7bn

due to model updates,

partly offset by

increases of USD 1.5bn due

to asset size and

other
movements and USD 1.4bn due to currency effects
.
Common equity tier 1 capital ratio: 2Q23 vs 1Q23
Our CET1

capital ratio

increased to

14.4% from

13.9%, reflecting

the aforementioned

increase in

CET1 capital,
partly offset by the increase in RWA.
Leverage ratio denominator: 2Q23 vs 1Q23
During

the

second

quarter

of

2023,

the

Group’s

leverage

ratio

denominator

(the

LRD)

was

USD 1,677.9bn.
Compared with the first

quarter of 2023,

the LRD increased

by USD 663.4bn, predominantly

due to the

acquisition
of

the

Credit

Suisse

Group,

which

resulted

in

an

increase

of

USD 644.4bn. Excluding

that

acquisition,

the

LRD
increased by USD 13.4bn due to asset size and other

movements, as well as USD 5.6bn due to currency effects.
Common equity tier 1 leverage ratio: 2Q23

vs 1Q23
Our CET1

leverage ratio

increased to

4.78% from

4.40%, due

to the

aforementioned increase

in CET1

capital,
partly offset by the increase in the LRD.
Going concern leverage ratio: 2Q23 vs 1Q23

Our going concern leverage ratio decreased to 5.6% from 5.7%, due to the aforementioned increase in the LRD,
largely offset by the increase in CET1 capital.
Results 6M23 vs 6M22
Operating profit before tax increased by USD 25,391m, to USD 30,735m,

primarily reflecting negative goodwill of
USD 28,925m.
Total revenues decreased

by USD 15m

to USD 18,284m, including

the consolidation of

Credit Suisse revenues

of
USD 1,156m.

Second quarter 2023 report |
UBS Group AG | Group performance

17
Other income decreased by USD 633m, largely attributable to an USD 848m gain in Asset Management from the
sale of a joint venture in the prior-year period, partly offset by gains recognized on repurchases of UBS’s own debt
instruments.
Net fee and commission income decreased by USD 346m, largely due to lower investment fund fees and portfolio
management and

related services

fees in

Global Wealth Management

and Asset Management,

mainly reflecting
negative

market

performance,

partly

offset

by

the

consolidation

of

Credit

Suisse

revenues.

Net

brokerage

fees
decreased, due to lower levels of

client activity in the Investment Bank and

in Global Wealth Management, partly
offset by

the

consolidation of

Credit

Suisse revenues.

M&A

and corporate

finance fees

decreased due

to lower
related

revenues

in

the

Global

Banking

business

of

the

Investment

Bank,

partly

offset

by

the

consolidation

of
revenues in Credit Suisse. This was partly offset by higher credit-related fees and commissions, largely attributable to Credit Suisse.

These

decreases

were

partly

offset

by

total

combined net

interest

income

and

other

net

income

from

financial
instruments measured at fair

value through profit or loss

increasing by USD 964m, mainly

due to the consolidation
of Credit

Suisse revenues and

increases in

Global Wealth Management

and Personal &

Corporate Banking, both
primarily

reflecting

the

impact

of

higher

interest

rates

on

revenues

from

deposits

and

loans,

partly

offset

by

a
decrease in the

Investment Bank,

due to lower

levels of client

activity and volatility,

predominantly in the

Derivatives
& Solutions business.

This decrease was partly offset by

an increase in Financing, largely driven

by higher revenue
in Prime Brokerage, a recovery, and higher revenues

in Equities Financing and Clearing.

Expected credit loss expenses were USD 778m,

compared with expenses of USD 25m in the prior-year

period.
Operating expenses

increased by

USD 2,767m, or

21%, to

USD 15,696m, largely

due to

the consolidation

of Credit
Suisse expenses

of USD 1,641m. The

first half

of 2023

included total

integration-related expenses of

USD 724m
and acquisition costs of USD 176m.

Personnel expenses increased by USD 928m

due to the acquisition and included USD 354m of integration-related expenses. Excluding

these factors,

personnel expenses

decreased,

due to lower

variable compensation,

partly offset
by higher salary costs due to annual salary

adjustments.

General and administrative

expenses increased by USD

1,455m, driven by the acquisition,

and included USD 176m
in acquisition costs and USD 125m

of integration-related expenses. In addition, expenses for litigation,

regulatory
and similar matters

increased, driven

by the USD

665m increase

in provisions

recognized in

the first

quarter of

2023
related to the US residential mortgage-backed

securities litigation matter.

Depreciation, amortization

and impairment

of non-financial

assets increased

by USD 382m,

primarily relating

to the
aforementioned impairment

of software.

Ongoing depreciation

of internally

developed software

also increased,
reflecting a higher level of capitalized cost.

Outlook
Amid relatively

robust economic

growth data,

and despite

signs of

abating inflation

and decreasing

wage pressures,
central banks have continued to raise interest rates. Although improving, the outlook for economic growth, asset
valuations and market volatility remains

highly uncertain, and the

effects of central

bank tightening may have

an
impact on market liquidity.

The implications of current

geopolitical tensions and the

ongoing Russia–Ukraine war
add

uncertainty

to

the

macroeconomic

outlook.

Against

this

backdrop,

in

the

second

quarter

of

2023

clients
continued to diversify cash holdings by investing their deposits into higher yielding products, although at a slower pace. Client sentiment and activity levels remained muted,

especially in the Americas and Asia Pacific.
The macroeconomic

situation remains

uncertain, as

economic risk

in China’s

economy and

continuing concerns
about

inflation

cloud

growth

in

the

US

and

developed

financial

markets.

Although

there

are

still

geopolitical
tensions, particularly stemming from US–China relations and the Russia–Ukraine war, we see improving sentiment
and

activity

levels

among

our

private

clients.

We

expect

positive

net

new

asset

flows

in

our

asset–gathering
businesses and

some improvement

in

transaction volumes.

Higher

asset

valuations are

also

expected to

have

a
positive impact on our recurring net fee income year on year. We also expect net interest income will remain near
to present levels in the current interest rate

environment.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Global Wealth Management

18
UBS business divisions and
Group Functions, Credit Suisse
business divisions and Corporate
Center
Management report
As

of

30

June

2023,

the

Credit

Suisse

business

divisions

represented

separate reportable

segments

in

the

UBS
Group, which are managed and reported on a pre-tax basis. Credit Suisse’s business is organized globally into five
business divisions

(Wealth

Management (Credit

Suisse), Swiss

Bank (Credit

Suisse), the

Investment Bank

(Credit
Suisse),

Asset

Management

(Credit

Suisse)

and

the

Capital

Release

Unit

(Credit

Suisse))

and

Corporate

Center
(Credit Suisse). References to the pre-integration UBS business divisions are unchanged.

The

first

part

of

this

section

provides

information

about

the

pre-integration

UBS

business

divisions

and

Group
Functions, and the second part provides

information about the pre-integration

Credit Suisse business divisions and
Corporate

Center.
The

information for

the pre-integration

UBS business

divisions and

Group

Functions is

provided on

the basis

of
International Financial Reporting Standards (IFRS)

as of or for the three-month period ended 30

June 2023.
The information

for the

pre-integration Credit Suisse

business divisions and

Corporate Center is

provided on the
basis of

US generally

accepted accounting principles

(US GAAP).

With the

acquisition date

of 12

June 2023,

for
convenience, Credit

Suisse business

divisions and

Corporate Center

were consolidated

with effect

from 31

May
2023,

as

the

effect

of

transactions

and

activities

in

the

period

from

31

May

2023

to

12

June

2023

on

the
consolidated financial statements

was not material. As

a consequence, the financial

statements of UBS Group,

and
the Credit Suisse business divisions and

Corporate Center disclosures for the second

quarter 2023, include Credit
Suisse information for the one month period

ended 30 June 2023.

The table below

provides a reconciliation

of aggregated

segment results of

UBS and Credit

Suisse to the

UBS Group
result.
Reconciliation of aggregated segment results for UBS and Credit Suisse to UBS Group result – for the three-month period ended 30 June 2023
USD m
UBS business divisions

and Group Functions

(IFRS)
Credit Suisse business divisions

and Corporate Center

(US GAAP,

adjusted)
1
Credit Suisse business divisions

and Corporate Center –
Reconciliation from

US GAAP to IFRS

Negative goodwill from
the acquisition of Credit
Suisse (IFRS) UBS Group (IFRS)
Period 1 April 2023 – 30 June 2023 1 June 2023 – 30 June 2023 1 June 2023 – 30 June 2023 Acquisition date
For the quarter
ended 30 June
2023
Total revenues 8,384 743 413 9,540
Negative goodwill 28,925 28,925
Credit loss expense / (release) 16 101 623 740
Operating expenses 6,845 1,807 (166) 8,486
Operating profit / (loss) before tax 1,523 (1,165) (44) 28,925 29,239
Tax expense / (benefit) 361
Net profit / (loss) 28,878
1 Represents the Credit

Suisse business division result

for June 2023 as

presented to the Chief Operating

Decision Maker (the UBS

Group Executive Board).

The US GAAP information

for the Credit Suisse

business
divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning fair value methodologies, changes in litigation provisions, software and goodwill impairment.
Beginning

with

the

third

quarter

of

2023,

we

will

report

five

business

divisions,

Global

Wealth

Management,
Personal &

Corporate Banking,

Asset Management,

the Investment

Bank and

Non-core and

Legacy,

and we

will
separately report Group Items.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Global Wealth Management

19
UBS business divisions and Group Functions
Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Net interest income

1,442

1,491

1,268

(3)

14

2,933

2,409
Recurring net fee income
2

2,535

2,454

2,614

3

(3)

4,989

5,419
Transaction-based income
2

749

843

793

(11)

(6)

1,592

1,747
Other income

10

4

2

173

388

14

5
Total revenues

4,736

4,792

4,677

(1)

1

9,528

9,581
Credit loss expense / (release)

5

15

(3)

(69)

20

(10)
Operating expenses

3,621

3,561

3,523

2

3

7,182

7,124
Business division operating profit / (loss) before tax

1,110

1,215

1,157

(9)

(4)

2,325

2,467
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(4.0)

(7.2)

(10.6)

(5.7)

(8.8)
Cost / income ratio (%)
2

76.5

74.3

75.3

75.4

74.4
Financial advisor compensation
3

1,110

1,111

1,122

0

(1)

2,222

2,342
Net new fee-generating assets (USD bn) 2

12.6

19.7

0.4

32.3

19.8
Fee-generating assets (USD bn)
2

1,380

1,335

1,244

3

11

1,380

1,244
Fee-generating asset margin (bps)
2

76.7

78.1

79.6

77.4

80.6
Net new money (USD bn)
2

16.2

27.7

(17.6)

43.9

18.4
Invested assets (USD bn)
2

3,037

2,962

2,811

3

8

3,037

2,811
Loans, gross (USD bn)
4

220.4

223.8

227.1

(2)

(3)

220.4

227.1
Customer deposits (USD bn)
4

336.1

330.3

349.3

2

(4)

336.1

349.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,5

0.3

0.3

0.3

0.3

0.3
Advisors (full-time equivalents)

8,992

9,117

9,224

(1)

(3)

8,992

9,224
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Since the second quarter of 2022, assets related to our Global Financial
Intermediaries business have been

excluded from fee-generating assets, given

that fee-generating investment management products, such

as mandates, are not central

to this business. Furthermore, client commitments
into closed-ended private-market investment funds are included as fee-generating assets once recurring fees are charged, rather than when commitments are funded. These changes have been applied prospectively.

3 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.

Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure
using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans
to financial advisors were USD 1,751m

as of 30 June 2023.

4 Loans and Customer deposits in this

table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting
line on the balance sheet.

5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Excludes loans to financial advisors.
Results: 2Q23 vs 2Q22
Profit before

tax decreased

by USD 47m,

or 4%,

to USD 1,110m,

mainly driven

by higher

operating expenses,

partly
offset by higher total revenues.
Total revenues
Total

revenues increased by USD 59m, or 1%, to USD 4,736m, mainly

reflecting higher net interest income, partly
offset by lower recurring net fee and transaction-based

income.
Net interest

income increased by

USD 174m, or

14%, to

USD 1,442m, mainly driven

by higher

deposit margins,
which resulted

from rising

interest rates,

more than

offsetting the

effects of

lower average

deposit volumes and
lower loan revenues, which reflected lower average

loan volumes and margins.
Recurring

net

fee

income

decreased

by

USD 79m,

or

3%,

to

USD 2,535m,

mainly

reflecting

negative

market
performance,

slightly

offset

by

the

impact

from

net

new

fee-generating

assets

over

the

past

year,

which

were
primarily in lower-margin products.
Transaction-based income

decreased by

USD 44m, or

6%, to

USD 749m, mainly

driven by

lower levels

of client
activity, particularly in the Americas and Asia Pacific.
Credit loss expense / release
Net credit

loss expenses

were USD 5m,

primarily related

to stage 3

positions, compared

with net

releases of

USD 3m
in the second quarter of 2022.
Operating expenses
Operating expenses increased by

USD 98m, or 3%, to

USD 3,621m, mainly driven

by unfavorable foreign currency
effects, increases

in technology

expenses and

personnel expenses,

and integration-related

expenses associated

with
the acquisition

of the

Credit Suisse

Group. These

were partly

offset by

lower provisions

for litigation,

regulatory
and similar matters.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Global Wealth Management

20
Invested assets: 2Q23 vs 1Q23
Invested assets increased by USD 75bn, or 3%, to USD 3,037bn, mainly driven by positive market performance of
USD 57bn, net new money inflows of USD 16bn

and positive foreign currency effects

of USD 5bn.
Fee-generating assets: 2Q23 vs 1Q23
Fee-generating assets increased by

USD 45bn, or 3%, to USD 1,380bn,

driven by net positive market

performance
and foreign currency

effects, as well

as net

new fee-generating asset

inflows of USD 12.6bn,

with positive flows
across all regions.
Loans: 2Q23 vs 1Q23
Loans

decreased by

USD 3.4bn to

USD 220.4bn, mainly

driven by

negative net

new loans

of USD

4.3bn, partly
offset by positive foreign currency effects.
Customer deposits: 2Q23 vs 1Q23
Customer

deposits

increased

by

USD 5.8bn

to

USD 336.1bn,

mainly

driven

by

net

inflows

into

fixed-term

and
savings deposit products,

partly offset by continued

shifts into money market

funds and US-government securities.
Results: 6M23 vs 6M22
Profit before

tax decreased

by USD 142m,

or 6%,

to USD 2,325m,

mainly reflecting

higher operating

expenses,
lower total revenues and net credit loss expenses

compared with net credit loss releases

in the first half of 2022.
Total revenues decreased by USD 53m

to USD 9,528m, with decreases in

recurring net fee and

transaction-based
income partly offset by increases in net interest

income.
Net interest

income increased by

USD 524m, or

22%, to

USD 2,933m, mainly driven

by higher

deposit margins,
which resulted

from rising

interest rates,

more than

offsetting the

effects of

lower average

deposit volumes and
lower loan revenues, which reflected lower average

volumes and margins.
Recurring net

fee income

decreased by

USD 430m, or

8%, to

USD 4,989m, primarily

driven by

negative market
performance.
Transaction-based income decreased by

USD 155m, or 9%, to USD 1,592m, mainly

driven by lower levels of client
activity, particularly in Asia Pacific and the

Americas.
Net credit loss expenses were USD 20m, compared

with net releases of USD 10m in the first

half of 2022.
Operating

expenses

increased

by

USD 58m

to

USD 7,182m,

mostly

driven

by

higher

technology

expenses,
unfavorable

foreign

currency

effects,

integration-related expenses

associated

with

the

acquisition

of

the

Credit
Suisse

Group,

as

well

as

increased

redundancy,

travel

and

entertainment,

tax

and

regulatory

expenses,

and
outsourcing expenses. These were partly offset

by lower provisions for litigation, regulatory

and similar matters.
Regional breakdown of performance measures
As of or for the quarter ended 30.6.23
USD bn, except where indicated Americas
1
Switzerland EMEA
2
Asia Pacific
Global Wealth
Management
3
Total revenues (USD m)

2,541

529

994

672

4,736
Operating profit / (loss) before tax (USD m)

300

237

359

218

1,110
Cost / income ratio (%)
4

87.8

56.1

63.9

67.6

76.5
Loans, gross

98.0
5

45.8

42.9

32.9

220.4
Net new loans

(1.9)

(0.5)

(1.1)

(0.9)

(4.3)
Fee-generating assets
4

841

135

280

122

1,380
Net new fee-generating assets
4

5.5

1.7

4.0

1.4

12.6
Net new fee-generating asset growth rate (%)
4

2.7

5.2

5.9

4.7

3.8
Net new money
4

(3.4)

15.3

2.5

1.8

16.2
Net new money growth rate (%)
4

(0.8)

22.2

1.7

1.5

2.2
Invested assets
4

1,720

296

577

441

3,037
Advisors (full-time equivalents)

6,071

678

1,351

826

8,992
1 Including the following business units:

United States and Canada; and

Latin America.

2 Including the following business units:

Europe; and Middle East and

Africa.

3 Including minor functions,

which are not
included in the four regions individually

presented in this table,

with USD 1m of total revenues,

USD 3m of operating loss before

tax, USD 0.7bn of loans,

USD 0.1bn of net new loans,

USD 0.8bn of fee-generating
assets, USD 0.0bn of

net new fee-generating asset inflows,

USD 0.0bn of net new

money inflows, USD 3bn of

invested assets and 66

advisors in the second quarter of

2023.

4 Refer to “Alternative

performance
measures” in the appendix to this report for the definition and calculation method.

5 Loans include customer brokerage receivables,

which are presented in a separate reporting line on the balance sheet.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Global Wealth Management

21
Regional comments 2Q23 vs 2Q22, except where

indicated

Americas
Profit

before

tax

decreased

by

USD 97m

to

USD 300m.

Total

revenues

decreased

by

USD 98m,

or

4%,

to
USD 2,541m, driven by

decreases across

net interest,

transaction-based and recurring

net fee income.

The cost /
income ratio increased

to 87.8% from

85.0%. Loans decreased

2% compared with

the first quarter

of 2023,

to
USD 98.0bn, reflecting

USD 1.9bn of

negative net

new loans. Net

new money

outflows were USD

3.4bn, impacted
by seasonal tax outflows in the US. Net new fee-generating

assets were USD 5.5bn.
Switzerland
Profit

before

tax

increased

by

USD 19m

to

USD 237m.

Total

revenues

increased

by

USD 55m,

or

12%,

to
USD 529m, mainly driven by higher net interest income. The cost / income ratio increased to 56.1% from 54.1%.
Loans were stable

at USD 45.8bn compared

with the first

quarter of 2023,

as USD 0.5bn

of negative net

new loans
were offset by

positive foreign

currency effects. Net

new money

inflows were USD

15.3bn. Net

new fee-generating
assets were USD 1.7bn.
EMEA
Profit before tax

increased by

USD 46m to

USD 359m. Total revenues increased

by USD 69m,

or 7%,

to USD 994m,
driven by

higher net

interest income

that was

partly offset

by a

decrease in

recurring net

fee income.

The cost

/
income ratio decreased to 63.9%

from 66.3%. Loans decreased

1% compared with the first

quarter of 2023, to
USD 42.9bn, reflecting USD 1.1bn of negative net

new loans. Net new

money inflows were USD 2.5bn. Net new
fee-generating assets were USD 4.0bn.
Asia Pacific
Profit before

tax decreased by

USD 21m to USD 218m.

Total

revenues slightly increased

by USD 31m, or

5%, to
USD 672m, mainly

as decreases

in transaction-based and

recurring net

fee income were

offset by

an increase

in
net interest income. The cost

/ income ratio increased

to 67.6% from 62.7%. Loans

decreased 3% compared with
the first quarter of 2023, to USD

32.9bn, reflecting USD 0.9bn of negative

net new loans. Net new money

inflows
were USD 1.8bn. Net new fee-generating assets were USD 1.4bn.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Personal & Corporate Banking

22
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Net interest income

731

651

502

12

45

1,382

996
Recurring net fee income
2

213

210

202

2

5

423

412
Transaction-based income
2

305

309

300

(1)

2

615

600
Other income

13

10

13

38

1

23

13
Total revenues

1,263

1,180

1,018

7

24

2,442

2,020
Credit loss expense / (release)

9

14

33

(37)

(73)

23

54
Operating expenses

641

613

587

5

9

1,254

1,173
Business division operating profit / (loss) before tax

612

553

398

11

54

1,165

793
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

54.0

40.0

(12.8)

47.0

(2.6)
Cost / income ratio (%)
2

50.8

51.9

57.7

51.3

58.1
Net interest margin (bps)
2

202

181

142

192

141
Fee and trading income for Corporate & Institutional Clients
2

228

231

213

(1)

7

459

434
Investment products for Personal Banking (CHF bn)
2

23.6

22.7

21.4

4

10

23.6

21.4
Net new investment products for Personal Banking (CHF bn)
2

0.55

0.86

0.46

1.41

1.43
Active Digital Banking clients in Personal Banking (%)
2,3

77.5

77.2

73.6

77.4

73.4
Active Mobile Banking clients in Personal Banking (%)
2

64.3

63.1

54.9

63.7

53.5
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2

81.0

81.3

79.6

81.2

79.9
Loans, gross (CHF bn)

145.6

144.3

141.5

1

3

145.6

141.5
Customer deposits (CHF bn)

164.5

165.3

160.3

0

3

164.5

160.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.8

0.8

0.9

0.8

0.9
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

3 In the second quarter of 2023, 88.5% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).

4 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.
Results : 2Q23 vs 2Q22
Profit before tax increased

by CHF 214m, or 54%,

to CHF 612m, with higher

total revenues and lower

net credit
loss expenses partly offset by higher operating

expenses.
Total revenues
Total

revenues

increased

by

CHF 245m,

or

24%,

to

CHF 1,263m,

reflecting

increases

in

all

income

lines,
predominantly in net interest income.
Net interest income

increased by CHF 229m

to CHF 731m,

mainly driven by

higher deposit margins,

which resulted
from rising interest

rates, and higher

loan revenues, partly

offset by lower

deposit fees. The

second quarter of

2022
included a benefit from the Swiss National Bank

deposit exemption.
Recurring net fee

income increased

by CHF 11m to

CHF 213m, partly

reflecting higher

revenues from account

fees.
Transaction-based income increased by CHF

5m to CHF 305m, mainly driven by higher

corporate client fees.
Other income was stable at CHF 13m.
Credit loss expense / release
Net

credit

loss

expenses

were

CHF 9m,

primarily

related

to

stage 3

positions,

compared

with

net

expenses

of
CHF 33m in the second quarter of 2022.
Operating expenses
Operating expenses increased

by CHF 54m,

or 9%,

to CHF 641m,

mainly driven by

higher technology expenses,
accruals for variable compensation, and integration-related expenses associated with the acquisition of the Credit
Suisse Group.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Personal & Corporate Banking

23
Results: 6M23 vs 6M22
Profit before tax increased

by CHF 372m, or 47%, to

CHF 1,165m, with higher total

revenues and lower net

credit
loss expenses partly offset by higher operating

expenses.
Total

revenues

increased

by

CHF 422m,

or

21%,

to

CHF 2,442m,

reflecting

increases

in

all

income

lines,
predominantly in net interest income.
Net

interest

income

increased

by

CHF 386m

to

CHF 1,382m,

mainly

driven

by

higher

deposit

margins,

which
resulted from

rising interest rates,

and higher

loan revenues,

partly offset

by lower

deposit fees.

The first

half of
2022 included a benefit from the Swiss National

Bank deposit exemption.
Recurring net

fee income

increased by

CHF 11m to

CHF 423m, mainly

reflecting higher

revenues from

account
fees.
Transaction-based income

increased by CHF 15m

to CHF 615m, mainly

driven by higher corporate

client and credit
card fees.
Other income

increased by

CHF 10m to

CHF 23m, mainly

reflecting our

share of

the net

profit from

our equity
ownership of SIX Group.
Net

credit

loss

expenses

were

CHF 23m,

mainly

related

to

stage 3

positions,

compared

with

net

expenses

of
CHF 54m in the first half of 2022.
Total

operating

expenses

increased

by

CHF 81m,

or

7%,

to

CHF 1,254m,

mainly

driven

by

higher

technology
expenses and accruals for variable compensation.
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Net interest income

812

705

522

15

56

1,517

1,057
Recurring net fee income
2

237

227

210

4

13

464

438
Transaction-based income
2

339

335

312

1

9

675

637
Other income

15

10

14

42

8

25

13
Total revenues

1,403

1,278

1,058

10

33

2,681

2,144
Credit loss expense / (release)

10

16

35

(36)

(71)

26

57
Operating expenses

712

663

610

7

17

1,376

1,246
Business division operating profit / (loss) before tax

681

599

413

14

65

1,279

841
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

64.8

39.8

(17.1)

52.1

(5.2)
Cost / income ratio (%)
2

50.8

51.9

57.7

51.3

58.1
Net interest margin (bps)
2

203

181

139

192

139
Fee and trading income for Corporate & Institutional Clients
2

254

250

221

1

15

504

461
Investment products for Personal Banking (USD bn)
2

26.4

24.8

22.4

6

18

26.4

22.4
Net new investment products for Personal Banking (USD bn)
2

0.61

0.94

0.48

1.54

1.53
Active Digital Banking clients in Personal Banking (%)
2,3

77.5

77.2

73.6

77.4

73.4
Active Mobile Banking clients in Personal Banking (%)
2

64.3

63.1

54.9

63.7

53.5
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2

81.0

81.3

79.6

81.2

79.9
Loans, gross (USD bn)

162.5

157.6

148.2

3

10

162.5

148.2
Customer deposits (USD bn)

183.7

180.5

167.8

2

9

183.7

167.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,4

0.8

0.8

0.9

0.8

0.9
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

3 In the second quarter of 2023, 88.5% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).

4 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Asset Management

24
Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Net management fees
2

492

479

515

3

(5)

971

1,076
Performance fees

7

23

9

(69)

(23)

31

26
Net gain from disposal of a joint venture

848

848
Total revenues

499

502

1,372

(1)

(64)

1,001

1,950
Credit loss expense / (release)

0

0

0

0

0
Operating expenses

409

408

413

0

(1)

818

817
Business division operating profit / (loss) before tax

90

94

959

(5)

(91)

184

1,133
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(90.7)

(45.8)

275.7

(83.8)

135.0
Cost / income ratio (%) 3

82.1

81.2

30.1

81.6

41.9
Gross margin on invested assets (bps)
3,4

17

18

49

18

34
Information by business line / asset

class
Net new money (USD bn)
3
Equities

13.8

(4.1)

(10.4)

9.7

(12.8)
Fixed Income

(0.7)

19.2

(0.3)

18.5

3.8
of which: money market

(2.4)

18.0

0.5

15.6

(6.0)
Multi-asset & Solutions

0.9

1.3

1.4

2.3

5.4
Hedge Fund Businesses

0.0

(0.9)

(1.6)

(0.8)

0.0
Real Estate & Private Markets

3.0

(1.2)

(0.7)

1.8

(0.4)
Total net new money excluding associates

17.0

14.4

(11.7)

31.4

(3.9)
of which: net new money excluding money market

19.5

(3.6)

(12.1)

15.9

2.0
Associates
5

0.1

(0.3)

2.5

(0.1)

3.4
Total net new money
4

17.2

14.1

(9.2)

31.3

(0.5)
Invested assets (USD bn)
3
Equities

519

481

449

8

16

519

449
Fixed Income

321

320

262

0

22

321

262
of which: money market

136

138

85

(1)

60

136

85
Multi-asset & Solutions

168

161

163

4

3

168

163
Hedge Fund Businesses

55

55

53

1

4

55

53
Real Estate & Private Markets

102

100

99

3

4

102

99
Total invested assets excluding associates

1,165

1,117

1,026

4

14

1,165

1,026
of which: passive strategies

508

468

440

9

15

508

440
Associates
5

23

24

21

(5)

9

23

21
Total invested assets
4

1,188

1,140

1,047

4

13

1,188

1,047
Information by region
Invested assets (USD bn)
3
Americas

328

321

261

2

26

328

261
Asia Pacific
4

173

177

174

(2)

(1)

173

174
Europe, Middle East and Africa (excluding Switzerland)

303

274

263

11

15

303

263
Switzerland

384

369

349

4

10

384

349
Total invested assets
4

1,188

1,140

1,047

4

13

1,188

1,047
Information by channel
Invested assets (USD bn)
3
Third-party institutional

656

626

593

5

10

656

593
Third-party wholesale

124

123

119

0

4

124

119
UBS’s wealth management businesses

386

368

314

5

23

386

314
Associates
5

23

24

21

(5)

9

23

21
Total invested assets
4

1,188

1,140

1,047

4

13

1,188

1,047
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Net management fees include transaction

fees, fund administration

revenues (including net interest and

trading income from lending activities

and foreign exchange hedging as

part of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

4 Comparative figures have
been restated to

include net new

money and invested

assets from associates,

to better reflect

the business strategy.

5 The

invested assets and

net new money

amounts reported for

associates are prepared

in
accordance with their local regulatory requirements and practices.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Asset Management

25
Results: 2Q23 vs 2Q22
Profit

before

tax

decreased by

USD 869m,

or

91%,

to

USD 90m,

primarily

due

to

the

second

quarter

of

2022
including

a

gain

of

USD 848m

from

the

sale

of

our

shareholding

in

the

Mitsubishi

Corp.-UBS

Realty

Inc.

joint
venture.

Excluding

that

gain,

profit

before

tax

decreased

by

USD 22m,

or

19%,

primarily

reflecting

lower

net
management and performance fees.
›
Refer to the “Recent developments” section of the UBS Group second quarter 2022 report for more information about the sale of our shareholding in Mitsubishi Corp.-UBS Realty Inc.
Total revenues
Total

revenues decreased

by USD 873m,

or 64%,

to USD 499m.

The decrease

was primarily

due to

the second
quarter of 2022

including the aforementioned

gain of USD 848m.

Excluding that

gain, total revenues

decreased by
USD 25m, or 5%.
Net

management

fees

decreased

by

USD 23m,

or

5%,

to

USD 492m,

mainly

reflecting

negative

market
performance and pressure on margins from asset

shifts.
Performance fees decreased by USD 2m to USD

7m, mainly in Hedge Fund Businesses and

Equities.
Operating expenses
Operating expenses

decreased by

USD 4m, or

1%, to

USD 409m, mainly

reflecting lower

personnel expenses,

partly
offset by

foreign currency

effects and

increases in

technology,

control functions

and general

and administrative
expenses.
Invested assets: 2Q23 vs 1Q23

Invested assets increased by USD 48bn to USD 1,188bn, reflecting positive market performance of USD 25bn, net new money generation of USD 17bn

and foreign currency effects of USD 6bn.

Excluding money market flows, net
new money generation (excluding associates) was USD 19bn. The second quarter of 2023 included a USD 19.6bn inflow from a European institutional client

into indexed equities.
Results: 6M23 vs 6M22
Profit before tax decreased by USD 949m, or 84%, to USD 184m, primarily due to the first half of 2022 including the aforementioned gain

of USD 848m. Excluding

that gain, profit

before tax decreased

by USD 102m, or

36%,
mainly reflecting lower net management fees.
Total revenues decreased by USD 949m, or 49%, to USD 1,001m. The decrease was primarily due to the first half
of

2022

including

the

aforementioned

gain

of

USD 848m.

Excluding

that

gain,

total

revenues

decreased

by
USD 101m, or 9%.
Net

management

fees

decreased

by

USD 105m,

or

10%,

to

USD 971m,

mainly

reflecting

negative

market
performance and foreign currency effects,

as well as pressure on margins from asset

shifts.
Performance fees increased by USD 5m to

USD 31m.
Operating

expenses

were

broadly

stable

at

USD 818m,

mainly

reflecting

lower

personnel

expenses,

offset

by
increases in technology expenses, general and

administrative expenses, and control functions

expenses.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Investment Bank

26
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Advisory

160

171

209

(6)

(23)

331

425
Capital Markets

210

212

168

(1)

25

422

502
Global Banking

371

383

377

(3)

(2)

753

927
Execution Services

358

422

399

(15)

(10)

780

895
Derivatives & Solutions

631

1,007

839

(37)

(25)

1,638

2,257
Financing

533

537

479

(1)

11

1,070

924
Global Markets

1,521

1,967

1,718

(23)

(11)

3,488

4,076
of which: Equities

1,134

1,308

1,274

(13)

(11)

2,442

2,979
of which: Foreign Exchange, Rates and Credit

387

658

444

(41)

(13)

1,046

1,097
Total revenues

1,892

2,349

2,094

(19)

(10)

4,241

5,003
Credit loss expense / (release)

1

7

(28)

(86)

8

(24)
Operating expenses

1,753

1,866

1,712

(6)

2

3,618

3,688
Business division operating profit / (loss) before tax

139

477

410

(71)

(66)

615

1,339
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

(66.2)

(48.7)

(38.7)

(54.0)

23.9
Cost / income ratio (%)
2

92.6

79.4

81.8

85.3

73.7
Average VaR (1-day, 95% confidence, 5 years of historical data)

12

12

11

1

8

12

11
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.
Results: 2Q23 vs 2Q22
Profit before tax decreased by USD 271m, or

66%, to USD 139m, mainly driven by

lower total revenues.
Total revenues
Total revenues decreased by USD 202m, or 10%,

to USD 1,892m, reflecting

lower revenues in Global

Markets and
Global Banking.
Global Banking
Global Banking revenues

decreased by USD 6m,

or 2%, to

USD 371m, driven by

lower Advisory revenues,

partly
offset by

increased Capital

Markets revenues.

Fee-pool-comparable revenues
1

decreased 17%,

compared with

a
19% decrease in the overall global fee pool.
2
Advisory revenues

decreased by

USD 49m, or 23%,

to USD 160m, due

to lower merger

and acquisition transaction
revenues, which decreased by USD 48m,

or 26%, compared with a 41% decrease

in the relevant global fee pool.
2
Capital Markets revenues increased by USD 42m, or

25%, to USD 210m, mainly due

to higher Leveraged Capital
Markets

revenues, which

increased by

USD 39m,

or 269%.

This

was

primarily due

to

a

mark-to-market loss

of
USD 59m in the

second quarter

of 2022. Capital

Markets fee-pool-comparable

revenues
1

decreased by USD

7m, or
5%, compared with a 1% increase in the relevant

global fee pool.
2
Global Markets
Global Markets revenues decreased by USD

197m, or 11%, to USD 1,521m, primarily driven

by lower Derivatives
& Solutions and Execution Services revenues, partly

offset by higher Financing revenues.
Execution Services

revenues decreased

by USD 41m,

or 10%,

to USD 358m,

driven by

lower Cash

Equities revenues,
due to lower exchange-traded volumes.
Derivatives &

Solutions revenues

decreased by

USD 208m, or

25%, to

USD 631m, driven

by decreasing

volatility
during

the

second

quarter

of

2023,

and

lower

client

activity

levels.

The

decreases

were

primarily

in

Equity
Derivatives, Rates and Foreign Exchange

revenues, partly offset by Credit revenues.
Financing revenues increased

by USD 54m, or 11%, to

USD 533m, with increases

across all products, led by

Equity
Financing.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Investment Bank

27
Equities
Global

Markets

Equities

revenues

decreased

by

USD 140m,

or

11%,

to

USD 1,134m,

mainly

driven

by

Equity
Derivatives revenues.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

decreased

by

USD 57m,

or

13%,

to

USD 387m,
primarily driven by lower Rates and Foreign Exchange

revenues, partly offset by Credit revenues.
Credit loss expense / release
Net credit loss expenses were USD 1m, compared with

net releases of USD 28m in the second quarter of 2022.
Operating expenses
Operating expenses increased by USD 41m, or 2%, to USD 1,753m, mainly driven by higher technology expenses and increases across a

number of other

expense lines, partly

offset by lower provisions

for litigation, regulatory

and
similar matters.
Results: 6M23 vs 6M22
Profit before

tax decreased

by USD 724m,

or 54%,

to USD 615m,

mainly reflecting

lower total

revenues, partly
offset by lower operating expenses.
Total revenues decreased by

USD 762m, or 15%, to USD 4,241m,

reflecting lower revenues in

Global Markets and
Global Banking.
Global Banking revenues

decreased by USD 174m,

or 19%,

to USD 753m,

reflecting lower Advisory

and Capital
Markets

revenues. Our

fee-pool-comparable revenues
1

decreased

27%,

compared

with

a

26%

decrease

in

the
overall global fee pool.
2
Advisory revenues

decreased by

USD 94m, or 22%,

to USD 331m, due

to lower merger

and acquisition transaction
revenues, which decreased by USD 88m,

or 23%, compared with a 37% decrease

in the relevant global fee pool.
2
Capital Markets revenues decreased

by USD 80m, or 16%,

to USD 422m, mainly reflecting

a USD 37m, or 25%,
decrease in Equity Capital Markets

revenues, compared with an 11%

increase in the relevant global fee

pool,
2

and
a

USD 14m,

or

12%,

decrease

in

Debt

Capital

Markets

fee-pool-comparable

revenues,
1

compared

with

a

9%
decrease in the relevant global fee pool.
2
Global Markets

revenues decreased

by USD 588m,

or 14%,

to USD 3,488m,

driven by

lower Derivatives

& Solutions
and Execution Services revenues, partly offset

by higher Financing revenues.
Execution

Services

revenues

decreased

by

USD 115m,

or

13%,

to

USD 780m,

mainly

driven

by

Cash

Equities
revenues, due to lower exchange-traded volumes.
Derivatives

&

Solutions

revenues

decreased

by

USD 619m,

or

27%,

to

USD 1,638m,

mainly

driven

by

Equity
Derivatives revenues.
Financing revenues increased by USD 146m,

or 16%, to USD 1,070m, with increases

across all products.
Global

Markets

Equities

revenues

decreased

by

USD 537m,

or

18%,

to

USD 2,442m,

mainly

driven

by

Equity
Derivatives revenues.
Global Markets Foreign Exchange, Rates and Credit

revenues decreased by USD 51m, or 5%, to

USD 1,046m.
Net credit loss expenses were USD 8m, compared

with net releases of USD 24m in the first

half of 2022.
Operating expenses

decreased by

USD 70m, or

2%, to

USD 3,618m, mainly

driven by

lower variable

compensation,
partly offset by higher technology expenses.
1 UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital Markets,

excluding derivatives; Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2 Source: Dealogic, as of 30 June 2023.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Group Functions

28
Group Functions
Group Functions
1
As of or for the quarter ended % change from Year-to-date
USD m 30.6.23 31.3.23 30.6.22 1Q23 2Q22 30.6.23 30.6.22
Results
Total revenues

(146)

(177)

(284)

(18)

(49)

(323)

(379)
Credit loss expense / (release)

0

0

2

0

2
Operating expenses

349

712

37

(51)

850

1,062

54
Operating profit / (loss) before tax

(495)

(890)

(324)

(44)

53

(1,385)

(436)
of which: Group Treasury

15

(62)

(239)

(47)

(400)
of which: Non-core and Legacy Portfolio

8

(676)

1

446

(668)

46
of which: Group Services

(518)

(153)

(86)

239

500

(671)

(82)
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.
Results: 2Q23 vs 2Q22
Group Functions recorded a loss before tax of

USD 495m, compared with a loss of USD 324m.
Group Treasury
The Group

Treasury

result was

positive USD 15m,

compared with

negative USD 239m.

Income from

accounting
asymmetries, including hedge accounting ineffectiveness, was net positive USD 17m, compared with net negative income of USD

214m. The impacts

in the

prior-year

quarter were

driven by

mark-to-market effects on

portfolio-
level economic hedges due

to rising interest rates and

cross-currency-basis widening. Income related to

centralized
Group Treasury

risk management was negative USD

4m, compared with negative USD 19m.
Non-core and Legacy Portfolio
The Non-core and Legacy Portfolio result was positive USD

8m, compared with positive USD 1m.
Group Services
The Group Services result was negative USD 518m, compared with negative USD 86m, mainly due to integration-
related

expenses

of

USD 288m

and

acquisition

costs

of

USD 106m

associated

with

the

acquisition

of

the
Credit Suisse Group,

as well as an USD 86m increase

in funding costs related to deferred

tax assets (DTAs),

partly
offset by remeasurement losses of USD 46m on properties held for sale in the second quarter of 2022.
Results: 6M23 vs 6M22
Group Functions recorded a loss before tax

of USD 1,385m, compared with a loss

of USD 436m.
The Group Treasury result was negative USD

47m, compared with negative USD

400m. This included income from
accounting asymmetries,

including hedge

accounting ineffectiveness,

of net

negative USD 51m,

compared with

net
negative

income

of

USD 352m.

Income

related

to

centralized

Group

Treasury

risk

management

was

positive
USD 8m, compared with negative USD 36m

in the first half of 2022.
The

Non-core and

Legacy Portfolio

result

was

negative USD 668m,

compared with

positive USD 46m.

This

was
mainly

due

to

an

increase

in

provisions

of

USD 665m

related

to

the

US

residential

mortgage-backed

securities
litigation matter.
The Group Services result was negative USD 671m, compared with negative USD 82m, mainly due to integration-
related

expenses

of

USD 288m

and

acquisition

costs

of

USD 176m

associated

with

the

acquisition

of

the
Credit Suisse

Group,

as

well

as

a

USD 180m

increase

in

funding

costs

related

to

DTAs,

partly

offset

by
remeasurement losses of USD 46m on properties

held for sale in the first half of 2022.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Credit Suisse business divisions and Corporate

Center

29
Credit Suisse business divisions and Corporate Center
The information

in this

section is

provided for

the Credit

Suisse business

divisions and

Corporate Center

on

the
basis of US generally accepted accounting principles (US GAAP) as of or for the one-month period ended 30 June
2023. With the acquisition date

of 12 June 2023, for

convenience Credit Suisse business divisions and

Corporate
Center were consolidated with effect from

31 May 2023, as the effect

of transactions and activities in

the period
from 31 May 2023 to 12 June 2023 on the consolidated

financial statements was not material.
When

acquisition accounting

was performed

under IFRS

3,
Business Combinations
, upon

the acquisition

of the
Credit Suisse Group by UBS,

certain effects resulted in a consequential

impact for the US GAAP

reporting of Credit
Suisse. For the

purpose of the business

division reporting in this

section, the US GAAP

information for the Credit
Suisse business

divisions and

Corporate Center

has been

adjusted to

remove effects

that overlap

with amounts
already

accounted

for

as

part

of

the

acquisition,

e.g.,

aligning

fair

value

methodologies,

changes

in

litigation
provisions, software and goodwill impairment.

›
Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report for a reconciliation from segment results to UBS Group result for the six month period ended 30 June 2023
The
Wealth Management

(Credit Suisse)

business division

offers wealth management

and investment

solutions,
as well as tailored

financing and advisory services, to ultra

high and high net worth

individuals and external asset
managers.

The
Swiss Bank

(Credit Suisse)

business division offers

advice and

financial solutions to

private, corporate and
institutional clients primarily domiciled in Switzerland.

The
Asset

Management (Credit

Suisse)

business

division

offers investment

solutions

and

services to

pension
funds, governments, foundations and endowments, corporations, and individuals, with an emphasis on the Swiss market.

The
Investment Bank (Credit

Suisse)

business division offers

financial products and

services focused on

client-
driven businesses and also supports the Wealth

Management business division and its

clients.
The
Capital

Release

Unit

(Credit

Suisse)

was

established

as

a

separate

business

division

to

accelerate

the
reduction of

assets, release

capital, reduce

risk and

target cost

reductions in

businesses that

are not

strategy-aligned
and to manage the residual positions of

the securitized product group business.

Corporate Center (Credit

Suisse)

includes operations

such as bank

financing, expenses

for projects sponsored

by
the bank and certain expenses and revenues

that have not been allocated to the business

divisions.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Wealth Management (Credit Suisse)

30
Wealth Management (Credit Suisse)
Wealth Management (Credit Suisse) (US GAAP,

adjusted)
1
As of or for the month ended

USD m, except where indicated 30.6.23
Statements of operations
Net interest income
2

120
Recurring commissions and fees
3

122
Transaction-

and performance-based revenues
4

81
Other revenues

0
Net revenues

323
Provision for credit losses

7
Total operating expenses

427
Income / (loss) before taxes

(111)
Statement of operations metrics
Cost / income ratio (%)

132.3
Balance sheet statistics
Loans, gross (USD bn)
5

80.8
Customer deposits (USD bn)

83.2
Number of relationship managers

1,547
Assets under management
Assets under management (USD bn)

530
Net new assets / (net asset outflows) (USD bn)

0.8
1 The US GAAP information for the Credit Suisse business divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning
fair value methodologies,

changes in litigation

provisions, software

and goodwill impairment.

2 Net interest

income includes a

term spread credit

on stable deposit

funding and a

term spread charge

on loans.

3 Calculated as the total of recurring

commissions and fees for services,

such as investment product management, discretionary

mandate and other asset management-related fees,

fees from lending activities, fees
for general banking products and services,

and revenues from wealth structuring solutions.

4 Calculated as the total of transaction-

and performance-based revenues, primarily arising from

brokerage and product
issuing fees, fees

from foreign exchange client

transactions, trading

and sales income,

equity participations income,

and other transaction-

and performance-based income.

5 Divisional metrics reflect

where the
loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Results
Wealth Management

(Credit Suisse)

reported a

loss before

taxes of

USD 111m. Net

revenues were

USD 323m. Total
operating expenses

were USD 427m,

mainly reflecting

expenses for

compensation and

benefits.

Integration-related
expenses were USD 46m.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Swiss Bank (Credit Suisse)

31
Swiss Bank (Credit Suisse)
Swiss Bank (Credit Suisse) – in Swiss francs (US GAAP,

adjusted)
1
As of or for the month ended
CHF m, except where indicated 30.6.23
Statements of operations
Net interest income
2

164
Recurring commissions and fees
3

98
Transaction-based revenues
4

45
Other revenues

(3)
Net revenues

304
Provision for credit losses

60
Total operating expenses

237
Income / (loss) before taxes

7
Statement of operations metrics
Cost / income ratio (%)

77.9
Balance sheet statistics
Customer deposits (CHF bn)

96.7
Loans, gross (CHF bn)
5

154.1
Assets under management
Assets under management (CHF bn)

524
Net new assets / (net asset outflows) (CHF bn)

(2.6)
1 The US GAAP information for the Credit Suisse business divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning fair value methodologies,

changes in litigation

provisions, software

and goodwill impairment.

2 Net interest

income includes a

term spread credit

on stable deposit

funding and a

term spread charge

on loans.

3 Calculated as the total of recurring

commissions and fees for services,

such as investment product management,

discretionary mandate and other asset

management-related fees, fees from

lending activities, fees
for general banking products and services, and revenues from wealth structuring solutions.

4 Calculated as the total of transaction-based revenues, arising primarily from brokerage fees,

fees from foreign exchange
client transactions, corporate advisory fees,

revenues from our Swiss investment banking business,

equity participations income and other transaction-based

income.

5 Divisional metrics reflect where the loans are
recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.
Results
Swiss

Bank

(Credit

Suisse)

reported

an

income

before

taxes

of

CHF 7m.

Net

revenues

were

CHF 304m.

Total
operating expenses

were CHF 237m, mainly

reflecting expenses

for compensation

and benefits.

Integration-related
expenses were CHF 15m.
Swiss Bank (Credit Suisse) – in US dollars (US GAAP,

adjusted)
1
As of or for the month ended
USD m, except where indicated 30.6.23
Statements of operations
Net interest income
2

183
Recurring commissions and fees
3

109
Transaction-based revenues
4

51
Other revenues

(4)
Net revenues

339
Provision for credit losses

67
Total operating expenses

264
Income / (loss) before taxes

8
Statement of operations metrics
Cost / income ratio (%)

77.9
Balance sheet statistics
Customer deposits (USD bn)

107.9
Loans, gross (USD bn)
5

172.0
Assets under management
Assets under management (USD bn)

585
Net new assets / (net asset outflows) (USD bn)

(2.9)
1 The US GAAP information for the Credit Suisse business divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning fair value methodologies,

changes in litigation

provisions, software

and goodwill impairment.

2 Net interest

income includes a

term spread credit

on stable deposit

funding and a

term spread charge

on loans.

3 Calculated as the total of recurring

commissions and fees for services,

such as investment product management,

discretionary mandate and other asset

management-related fees, fees from

lending activities, fees
for general banking products and services, and revenues from wealth structuring solutions.

4 Calculated as the total of transaction-based revenues, arising primarily from brokerage fees,

fees from foreign exchange
client transactions, corporate advisory fees,

revenues from our Swiss investment banking business,

equity participations income and other transaction-based

income.

5 Divisional metrics reflect where the loans are
recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Asset Management (Credit Suisse)

32
Asset Management (Credit Suisse)
Asset Management (Credit Suisse) (US GAAP,

adjusted)
1
As of or for the month ended
USD m, except where indicated 30.6.23
Statements of operations
Management fees
2

77
Performance and transaction revenues
3

7
Investment and partnership income
4

7
Net revenues

91
Provision for credit losses

2
Total operating expenses

103
Income / (loss) before taxes

(14)
Statement of operations metrics
Cost / income ratio (%)

113.7
1 The US GAAP information for the Credit Suisse business divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning fair value methodologies,

changes in litigation provisions,

software and goodwill impairment.

2 Management fees include

fees on assets under

management and asset administration

revenues.

3 Performance
revenues relate to the performance or return of the funds being managed and include investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed.

4 Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic
partnerships and distribution agreements, and other revenues.
Assets under management
As of or for the month ended
USD bn 30.6.23
Traditional investments

264
Alternative investments

123
Investments and partnerships

49
Assets under management

436
Movements in assets under management
Net new assets / (net asset outflows)

(2.2)
Other effects

7.5
of which: market movements

4.3
of which: foreign exchange

3.2
of which: other

0.0
Increase / (decrease) in assets under management

5.3
Results
Asset Management

(Credit Suisse)

reported a

loss before

taxes of

USD 14m. Net

revenues were

USD 91m. Total
operating expenses

were USD 103m,

mainly reflecting

expenses for

compensation and

benefits. Integration-related
expenses were USD 11m.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Investment Bank (Credit Suisse)

33
Investment Bank (Credit Suisse)
Investment Bank (Credit Suisse) (US GAAP,

adjusted)
1
As of or for the month ended
USD m, except where indicated 30.6.23
Statements of operations
Fixed-income sales and trading

37
Equity sales and trading

10
Capital markets

37
Advisory and other fees

27
Other revenues
2

(9)
Net revenues

102
Provision for credit losses

(3)
Total operating expenses

715
Income / (loss) before taxes

(610)
Statement of operations metrics
Cost / income ratio (%)

699.2
1 The US GAAP information for the Credit Suisse business divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning fair value methodologies, changes in litigation provisions, software and goodwill impairment.

2 Other revenues includes treasury funding costs and changes in the carrying value of certain investments.
Results
Investment Bank

(Credit Suisse)

reported a

loss before

taxes of

USD 610m. Net

revenues were

USD 102m. Total
operating expenses

were USD 715m,

mainly reflecting

expenses for

compensation and

benefits. Integration-related
expenses were USD 222m.
Capital Release Unit (Credit Suisse)
Capital Release Unit (Credit Suisse) (US GAAP,

adjusted)
1
As of or for the month ended
USD m, except where indicated 30.6.23
Statements of operations
Net revenues

28
Provision for credit losses

28
Total operating expenses

198
Income / (loss) before taxes

(198)
Balance sheet statistics
Loans, gross (USD bn)

19.8
1 The US GAAP information for the Credit Suisse business divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning
fair value methodologies, changes in litigation provisions, software and goodwill impairment.
Results
The Capital Release

Unit (Credit Suisse)

reported a loss

before taxes of

USD 198m. Net revenues were

USD 28m.
Total

operating

expenses

were

USD 198m,

mainly

reflecting

general

and

administrative

expenses,

and
compensation and benefits.

Integration-related expenses were USD 24m.

Second quarter 2023 report |
UBS business divisions and Group Functions

| Corporate Center (Credit Suisse)

34
Corporate Center (Credit Suisse)
Corporate Center (Credit Suisse) (US GAAP,

adjusted)
1
As of or for the month ended
USD m 30.6.23
Statements of operations
Net revenues

(140)
Provision for credit losses

0
Total operating expenses

100
Income / (loss) before taxes

(240)
of which: Treasury results

(163)
of which: Other

(77)
1 The US GAAP information for the Credit Suisse business divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning fair value methodologies, changes in litigation provisions, software and goodwill impairment.
Results
Corporate Center

(Credit Suisse)

reported a

loss before

taxes of

USD 240m, reflecting

negative net

revenues of
USD 140m and total operating expenses of USD

100m.

Integration-related expenses were USD 55m.
Alignment of assets under management to invested assets
The

below

provides

a

reconciliation

of

Credit

Suisse assets

under

management and

net

new

assets to

invested
assets and net new money,

respectively,

based on UBS Group’s policies

that allow for the recognition as

invested
assets of all client

assets managed by

or deposited with

UBS for investment

purposes and exclude

only those assets
held

for

purely

transactional

purposes

and

custody-only

assets,

including

corporate

client

assets

held

for

cash
management and transactional purposes, as the Group only administers such assets and does not offer advice on
how they should

be invested. UBS

records a

double counting within

its total invested

assets and net

new money
only when two

business divisions are

each independently providing

a service to

their respective clients,

and both
add value and generate revenue.
Credit Suisse business divisions – since acquisition date
UBS business
divisions
1
UBS Group
Total
USD bn
Wealth
Management

Swiss Bank
Asset
Management
Assets managed
across businesses Total
as of 30 June 2023
Assets under management
2

530

585

436

(194)

1,357
Adjustments to UBS policy

149

(466)

(15)

194

(137)
Invested assets
2,3

680

119

421

0

1,220

4,310

5,530
for the three-month period ended 30 June 2023
Net new assets
2

0.8

(2.9)

(2.2)

1.0

(3.4)
Adjustments to UBS policy

(3.4)

1.8

0.3

(1.0)

(2.3)
Net new money
2,3

(2.6)

(1.1)

(2.0)

0.0

(5.7)

34.3

28.6
1 Consists of invested assets

and net new money

for Global Wealth Management,

Asset Management and Personal

& Corporate Banking.

2 Refer to “Alternative

performance measures” in the

appendix to this
report for the definition and calculation method.

3 Includes invested assets and net new money from associates in Asset Management and Asset Management (Credit Suisse). Refer to the “Asset Management” and
“Asset Management (Credit Suisse)” sections of this report for more information.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet

35
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
36
Risk management and control
36
Credit risk
38
Market risk
40
Country risk
41
Non-financial risk
43
Capital management
44
Total loss-absorbing capacity
48
Risk-weighted assets
51
Leverage ratio denominator
53
Liquidity and funding management
53
Strategy, objectives and governance
53
Liquidity coverage ratio
54
Net stable funding ratio
55
Balance sheet and off-balance sheet
55
Balance sheet assets
56
Balance sheet liabilities
57
Equity
58
Off-balance sheet
59
Share information and earnings per share

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

36
Risk management and control
The risk

profile of

UBS has

changed with

the acquisition

of the

Credit Suisse

Group. Upon

legal close,

we have
applied existing UBS prudent

risk management practices and

escalation protocols to material

risks of Credit Suisse.
Work is

ongoing to

align the

financial risk

policies of

Credit Suisse

to those

of UBS.

Credit Suisse

positions and
businesses not aligned

with the

core strategy

and policies

of UBS

will be

ringfenced in

the Non-core and

Legacy
(NCL) business division,

with the aim of a timely and orderly wind-down.
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk management and

control” section of the Annual Report

2022.

›
Refer to the “Acquisition of Credit Suisse Group” section of this report for more information
Credit risk

Overall banking products exposure
Overall banking

products exposure

increased by

USD 505bn to

USD 1,166bn as

of 30 June

2023, driven

by the
acquisition of the Credit Suisse Group.
Credit-impaired stage 3

gross exposure

increased by

USD 319m

to USD 2,816m.

Total net

credit loss expenses

were
USD 740m, reflecting USD 644m net

credit loss expenses

related to

stage 1 and 2

positions, USD 77m net

credit
loss expenses related to stage 3 positions and

USD 19m of purchased credit-impaired (PCI)

positions.
In aggregate, exposure related to traded products increased by USD 24bn to

USD 66bn during the second quarter
of 2023, driven by the acquisition of the Credit

Suisse Group.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section and “Note 8 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In

the

Investment

Bank

and

the

Investment

Bank

(Credit

Suisse)

pre-integration,

mandated

loan

underwriting
commitments on

a notional

basis increased by

USD 2.8bn to

USD 5.8bn as

of 30 June 2023.

This was mainly

driven
by an increase of USD 3.9bn from the acquisition

of the Credit Suisse Group,

offset by a decrease of USD 1.1bn in
the Investment Bank, mainly due

to expired commitments, as

well as distribution and

syndication activities.

As of
30 June 2023, USD 3.3bn of commitments had

not yet been distributed as originally planned.
Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

37
Banking and traded products exposure in our business divisions, Group Functions and Corporate Center (Credit Suisse)
30.6.23
UBS business divisions and Group Functions
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group

Functions
Banking products
1
Gross exposure

339,117

250,641

1,417

69,074

18,614
of which: loans and advances to customers (on-balance sheet)

214,887

162,534

(1)

12,750

433
of which: guarantees and loan commitments (off-balance sheet)

13,861

27,262

0

13,361

9,025
Traded products
2,3
Gross exposure

8,668

345

0

33,041
of which: over-the-counter derivatives

6,666

330

0

9,061
of which: securities financing transactions

0

0

0

16,536
of which: exchange-traded derivatives

2,002

15

0

7,444
Other credit lines, gross
4

12,813

25,002

0

5,357

115
Total credit-impaired exposure, gross

781

1,549

0

324

6
of which: stage 3

781

1,549

0

324

6
of which: PCI

0

0

0

0

0
Total allowances and provisions for expected credit losses (stages 1 to 3)

225

734

0

170

8
of which: stage 1

86

163

0

53

5
of which: stage 2

51

145

0

48

0
of which: stage 3

88

426

0

69

3
of which: PCI

0

0

0

0

0
Credit Suisse business divisions and Corporate Center
USD m

Wealth
Management Swiss Bank
Asset
Management

Investment
Bank
Capital
Release Unit
Corporate
Center
UBS Group
Total
Banking products
1
Gross exposure

89,985

199,348

591

56,763

31,651

108,528

1,165,729
of which: loans and advances to customers (on-balance sheet)

76,288

161,687

0

6,179

18,364

17

653,138
of which: guarantees and loan commitments (off-balance sheet)

10,903

30,387

212

46,978

9,674

1,046

162,709
Traded products 2,5,6
Gross exposure

3,563

4,650

0

5,217

2,969

7,835

66,288
of which: over-the-counter derivatives

2,083

4,096

0

2,341

1,565

14

26,157
of which: securities financing transactions

361

22

0

856

222

7,802

25,800
of which: exchange-traded derivatives

1,118

532

0

2,020

1,182

19

14,331
Other credit lines, gross
4

62,049

63,218

0

0

2

0

168,558
Total credit-impaired exposure, gross

1,543

549

0

324

873

84

6,033
of which: stage 3

3

80

0

0

72

1

2,816
of which: PCI

1,539

468

0

324

802

83

3,216
Total allowances and provisions for expected credit losses (stages 1 to 3)

157

220

1

202

149

2

1,868
of which: stage 1

143

216

1

190

97

2

955
of which: stage 2

0

0

0

0

0

0

244
of which: stage 3

0

7

0

0

44

0

637
of which: PCI

14

(3)

0

13

8

0

32
31.3.23
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group
Functions
UBS Group
Total
Banking products
1
Gross exposure

320,390

236,562

1,456

70,695

32,064

661,167
of which: loans and advances to customers (on-balance sheet)

218,213

157,616

(1)

13,834

1,272

390,935
of which: guarantees and loan commitments (off-balance sheet)

11,998

27,995

0

13,475

8,976

62,445
Traded products
2,3
Gross exposure

8,816

300

0

32,785

41,902
of which: over-the-counter derivatives

6,902

282

0

8,450

15,634
of which: securities financing transactions

0

0

0

17,193

17,193
of which: exchange-traded derivatives

1,914

19

0

7,142

9,075
Other credit lines, gross
4

12,296

24,006

0

4,658

111

41,071
Total credit-impaired exposure, gross (stage 3)

763

1,409

0

319

6

2,497
Total allowances and provisions for expected credit losses (stages 1 to 3)

226

714

0

173

8

1,121
of which: stage 1

88

146

0

45

5

284
of which: stage 2

52

166

0

52

0

271
of which: stage 3

86

402

0

76

3

567
of which: PCI
1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at fair value

through other

comprehensive income,

irrevocable committed

prolongation of

existing loans

and unconditionally

revocable committed

credit lines,

and forward

starting reverse

repurchase and

securities
borrowing agreements.

2 Internal management view of credit risk, which differs in certain respects from IFRS.

3 As counterparty risk for traded products is managed at counterparty level,

no further split between
exposures in the Investment Bank and Group Functions is provided.

4 Unconditionally revocable committed credit lines.

5 Corporate Center (Credit Suisse) includes Corporate Functions exposure.

6 Credit Suisse
traded products are presented before reflection of the impact of the purchase price allocation performed under IFRS 3, Business Combinations,

following the acquisition of Credit Suisse Group by UBS. The acquisition date adjustment is less than USD 1bn, and if applied would lead to a reduction in our reported traded products exposure.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

38
Collateralization of Loans and advances to customers
UBS business divisions
1
Credit Suisse business divisions
2
Global Wealth Management Personal & Corporate Banking
Wealth Management

Swiss Bank
USD m, except where indicated 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 30.6.23
Secured by collateral

212,280

215,803

145,372

141,509

68,805

135,780
Residential real estate

64,178

63,237

116,429

112,769

12,400

107,310
Commercial / industrial real estate

4,990

4,974

21,291

20,416

3,529

21,891
Cash

25,884

27,278

3,043

2,989

11,406

1,313
Securities

101,435

103,480

2,191

2,177

29,708

2,687
Other collateral

15,792

16,834

2,418

3,157

11,761

2,580
Subject to guarantees

103

112

2,669

2,697

3,041

4,914
Uncollateralized and not subject to guarantees

2,504

2,297

14,492

13,410

4,443

20,993
Total loans and advances to customers, gross

214,887

218,213

162,534

157,616

76,288

161,687
Allowances

(154)

(154)

(601)

(557)

(142)

(145)
Total loans and advances to customers, net of allowances

214,733

218,059

161,933

157,059

76,146

161,543
Collateralized loans and advances to customers in % of total loans and advances of customers, gross (%)

98.8

98.9

89.4

89.8

90.2

84.0
1 Collateral arrangements generally incorporate

a range of collateral, including

cash, securities, real estate and

other collateral. UBS applies a risk-based

approach that generally prioritizes collateral

according to its
liquidity profile. In the

case of loan facilities with

funded and unfunded elements,

the collateral is first allocated

to the funded element.

2 Credit Suisse applies a risk-based

approach that generally prioritizes

real
estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is proportionately allocated.
Market risk
The UBS

Group excluding

Credit Suisse

continued to

maintain generally

low levels

of management

value-at-risk
(VaR).

Average management

VaR

(1-day,

95% confidence

level) was

unchanged, at

USD 13m at

the end

of the
second quarter of 2023. There

were no new VaR

negative backtesting exceptions in the second

quarter of 2023.
The number of

negative backtesting

exceptions within

the most recent

250-business-day window

remained at one.
The Swiss Financial

Market Supervisory Authority

(FINMA) VaR

multiplier derived from

backtesting exceptions for
market risk risk-weighted assets was unchanged

compared with the prior quarter, at 3.0.
Credit Suisse’s

average management

VaR (1-day,

98% confidence

level) stood

at USD 32m

at the

end of

the second
quarter of

2023. There

was one

new VaR

negative backtesting exception

in the

second quarter

of 2023,

due to
purchase price

allocation adjustments, and

the total

number of

negative backtesting exceptions

within the most
recent 250-business-day window was at three.

The FINMA VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets was

unchanged compared with the prior quarter,

at 3.0.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

39
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of UBS Group business divisions and
Group Functions excluding Credit Suisse by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

1

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

5

18

16

12

8

10

4

2

3
Group Functions

3

6

5

5

1

4

3

0

0
Diversification effect
2,3

(5)

(5)

(1)

(4)

(4)

(1)

0
Total as of 30.6.23

7

20

18

13

8

11

6

2

3
Total as of 31.3.23

7

24

16

13

7

12

6

2

3
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of Credit Suisse business divisions and
Corporate Center by general market risk type
1,4
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Wealth Management (Credit Suisse)

12

14

12

13

1

1

13

0

0
Swiss Bank (Credit Suisse)

0

1

1

0

0

0

0

0

0
Asset Management (Credit Suisse)

0

0

0

0

0

0

0

0

0
Investment Bank (Credit Suisse)

15

29

16

19

14

10

7

2

2
Capital Release Unit (Credit Suisse)

16

21

16

18

3

9

14

1

0
Corporate Center (Credit Suisse)

3

3

3

3

0

2

3

0

0
Diversification effect
2,3

(19)

(21)

(4)

(3)

(15)

(1)

0
Total as of 30.6.23

28

37

29

32

14

20

21

2

2
1 Statistics at individual levels may not be summed

to deduce the corresponding aggregate figures. The

minima and maxima for each level may occur

on different days, and, likewise,

the value-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding

distribution of simulated profits and losses for

that business line or risk type,

may well be driven by different days in

the historical
time series, rendering invalid

the simple summation of figures

to arrive at the aggregate

total.

2 The difference between

the sum of the standalone

VaR for the business

divisions, Group Functions

and Corporate
Center (Credit Suisse) and the total VaR.

3 As the minima and maxima for different business divisions, Group Functions and Corporate Center (Credit Suisse) occur on different days,

it is not meaningful to calculate
a portfolio diversification

effect.

4 In the

second quarter of

2023, Credit Suisse

AG consolidated introduced

an enhanced approach

to measure management

value-at-risk for individual

risk types.

The enhanced
approach is applied to each

risk type using a

collection of risk factors

included within the respective

risk type only,

ignoring the cross-risk effects.

This change in

the measurement approach for

individual risk types
affected particularly standalone management VaR for equity risk and foreign exchange risk, with no impact on the total management VaR.
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS Group

banking book to a parallel shift

in yield curves of
+1 basis point was negative USD 28.7m as of 30 June 2023, compared with negative USD 25.5m as of 31 March
2023.

This

excludes

the

sensitivity of

USD 2.8m from

additional

tier 1

(AT1)

capital instruments

(as

per

specific
FINMA

requirements)

in

contrast

to

general

Basel

Committee

on

Banking

Supervision

(BCBS)

guidance.

The
exposure in the banking book of the UBS Group increased during the quarter due to the inclusion of Credit Suisse
but was lower for

UBS AG, due

to a shorter modeled

duration assigned to own

equity and tighter credit

spreads
on debt issuances.

The majority of

our interest rate

risk in

the banking

book is

a reflection of

the net asset

duration that

we run

to
offset our modeled sensitivity of net USD 23m (31 March 2023: USD 19.6m) assigned to our equity, goodwill and real estate, with the aim of generating a stable net interest income contribution. Of this, USD 17m and USD 5.1m are

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios,

respectively,

(31 March

2022:

USD 13.9m

and
USD 4.9m, respectively).

In

addition

to

the

sensitivity mentioned

above,

we

calculate

the

six

interest

rate

shock

scenarios

prescribed

by
FINMA. The “Parallel up”

scenario, assuming all positions

were fair valued,

was the most

severe and would have
resulted

in

a

change

in

EVE

of

negative

USD 5.4bn,

or

5.8%,

of

our

tier 1

capital

(31 March

2023:

negative
USD 4.8bn, or

8.3%), which

is well below

the 15%

threshold as

per the

BCBS supervisory

outlier test

for high

levels
of interest rate risk in the banking book.

The immediate

effect on

our tier 1

capital in

the “Parallel

up” scenario

as of

30 June 2023

would have

been a
decrease of approximately

USD 0.6bn, or 0.7% (31 March 2023: USD

0.4bn,

or 0.6%), reflecting the fact that the
vast majority of our banking book is accrual accounted

or subject to hedge accounting. The “Parallel up” scenario
would subsequently have a positive effect on

net interest income, assuming a constant

balance sheet.

›
Refer to “Interest rate risk in the banking book” in the “Market risk” section of the Annual Report 2022 for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

40
Interest rate risk – banking book
30.6.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional
tier 1 (AT1)
capital
instruments Total
of which:
Credit Suisse
+1 bp

(4.3)

(0.9)

(0.1)

(23.5)

0.1

(28.7)

2.8

(25.9)

(5.0)
Parallel up
2

(639.8)

(165.0)

(32.5)

(4,549.6)

2.5

(5,384.4)

535.1

(4,849.2)

(970.8)
Parallel down
2

646.6

204.1

24.7

4,687.9

(1.1)

5,562.2

(574.6)

4,987.6

1,037.1
Steepener
3

(125.4)

(24.7)

15.8

(905.9)

(31.7)

(1,071.9)

(55.5)

(1,127.3)

131.5
Flattener
4

3.8

(2.2)

(22.0)

(148.9)

30.2

(139.0)

173.3

34.3

(333.3)
Short-term up
5

(213.7)

(54.4)

(30.1)

(2,006.1)

25.8

(2,278.6)

376.5

(1,902.1)

(710.4)
Short-term down
6

209.8

57.5

29.2

2,139.0

(24.8)

2,410.9

(390.4)

2,020.5

714.4
31.3.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional
tier 1 (AT1)
capital
instruments Total
+1 bp

(4.4)

(0.9)

(0.1)

(20.2)

0.0

(25.5)

3.1

(22.4)
Parallel up
2

(624.4)

(157.2)

(16.7)

(3,961.2)

(17.3)

(4,776.8)

595.6

(4,181.3)
Parallel down
2

696.2

186.5

7.2

3,907.3

8.8

4,806.0

(640.7)

4,165.3
Steepener
3

(269.9)

(48.0)

(1.1)

(966.9)

(2.9)

(1,288.8)

(50.5)

(1,339.2)
Flattener
4

148.8

22.1

(2.9)

30.3

(1.1)

197.2

181.7

378.9
Short-term up
5

(97.3)

(27.2)

(6.9)

(1,554.6)

(9.7)

(1,695.7)

409.1

(1,286.6)
Short-term down
6

101.6

28.7

7.4

1,724.7

7.6

1,870.0

(424.5)

1,445.5
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well

as

international

tensions

arising

from

the

Russia–Ukraine

war,

and

US–China

trade

relations.

Our

direct
exposure to

Russia, Belarus

and Ukraine

is limited,

and we

continue to

monitor potential

second-order impacts,
such

as

European energy

security.

We

do

have

significant country

risk

exposure to

major

European economies,
including France, Germany and the UK.
In the context

of high inflation,

central banks in

most major economies

have responded

with interest rate

hikes and
tapering or reversing

quantitative easing, which increases

the chances of

recessions in those

economies. Banking
sector volatility has

eased, but there

is still residual

uncertainty about the trajectory

of monetary policy.

There are
also concerns about

energy and food

security, global supply

chain stresses and

tight labor markets

that are creating
negative pressure on growth. Following the relaxation of COVID-19 restrictions, the Chinese economy rebounded for a time but now appears to be experiencing

slower growth.
We continue to monitor

potential trade policy

disputes, as well as

economic and political

developments in addition
to those

mentioned above.

In 2023,

several emerging

markets have

faced economic,

political and

market pressures,
particularly in light

of interest rate

hikes and

a stronger

US dollar.

Our exposure to

emerging market countries

is
less than 10% of our total country exposure and

is mainly in Asia.
›
Refer to the “Risk management and control” section of the Annual Report 2022 for more information

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

41
Non-financial risk
UBS

is

actively managing

the inherent

intensification of

non-financial

risk

emerging from

the acquisition

of the
Credit Suisse Group, the current operation of dual corporate structures,

and the scale, pace and complexity of the
required integration

activities.

We are

cooperating with

regulators to

submit and

execute implementation

plans
under increased

regulatory requirements,

including regulatory

remediation requirements

applicable to

the Credit
Suisse

Group.

We

are

also

assessing

and

addressing

internal

controls

over

financial

reporting

to

remediate

the
weaknesses the Credit Suisse Group identified in its controls. A Group Integration

Officer has been appointed and
a dedicated function

and integration program

set up to oversee

the organizational changes.

In addition, the

Group
is closely monitoring

operational risk indicators, including

attrition, to detect

any potential for

adverse impact on
the

control

environment.

We

also

focus

on

managing

key

subject

matter

experts

and

ensuring

resources

are
sufficient to manage key controls.
There is an increased potential risk of

operational disruption to business activities

at our locations and / or those of
third

parties

due

to

the

complexity

of

operating

an

enlarged

group

of

entities, combined

with

the

increasingly
dynamic threat

environment, which

is intensified

by current

geopolitical factors

and evidenced

by the

increased
volume and

sophistication of

cyberattacks. In

addition, the

Group faces

multiple related

regulatory deadlines

to
enhance operational resilience between 2023 and

2026. To that end, we have developed a global framework

that
is being

implemented across all

business divisions and

jurisdictions, as well

as provided to

third parties, including
third-party vendors, that are of critical

importance to us. The framework will mature

over time and is designed to
drive enhancements in operational resilience.
A post-incident review

following a ransomware

attack on ION

XTP in the first

quarter of 2023

has been completed,
and improvements to

our frameworks for

managing third parties

that support our

important business services

have
been

identified. We

intend

to

take

actions

to

enhance

our

cyber-risk

assessments and

controls

over

third-party
vendors.
Although we are continuing

our efforts regarding innovation and

digitalization, to ensure there

is the right

focus
during this initial period of integration we

have reprioritized some UBS changes.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and

security, and

records management.

We seek

to enhance

our frameworks

to implement

controls for
these risks

and to

meet regulatory expectations.

In addition,

new risks

continue to emerge,

such as

those which
result from the demand from our clients for distributed

ledger tech, blockchain-based assets and cryptocurrencies;
although

we

currently

have

limited

exposure

to

such

risks

and

relevant

control

frameworks

for

them

are
implemented and reviewed on a regular basis

as they evolve.
Competition to

find new

business opportunities

across the

financial services

sector, both

for firms

and for

customers,
is increasing.

Thus, suitability

risk, product

selection, cross-divisional service

offerings, quality

of advice

and price
transparency also remain areas of heightened

focus for UBS and for the industry as

a whole.
Sustainable investing,

market volatility

and major

legislation, such

as the

Swiss Financial

Services Act

(FIDLEG) in
Switzerland, Regulation

Best Interest

(Reg BI)

in the

US and

the Markets

in Financial

Instruments Directive

II (MiFID II)
in the

EU, all

significantly affect

the industry

and have

required adjustments

to control

processes on

a geographically
aligned basis.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of critical

importance to

us. We

place additional

focus on risk

culture through

our Three

Keys
program, as well as our conduct risk framework across our activities, which is designed to align our standards and
conduct with these objectives and to retain

momentum on fostering a strong culture.
Cross-border risk

remains an

area of

regulatory attention for

global financial

institutions, with

a strong

focus on
fiscal transparency, as well as market

access, particularly third-country market access into the

European Economic
Area.

Remote

communication

and

implementation

of

digital

solutions

also

require

that

these

evolving

client
channels remain compliant. There is also an ongoing

high level of attention regarding the risk

that tax authorities
may,

on

the

basis

of

new

interpretations

of

existing

law,

seek

to

impose

taxation

based

on

the

existence

of

a
permanent establishment. We maintain a series

of controls designed to address these risks.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

42
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened

regulatory attention

continues. An

effective financial

crime prevention
program

therefore

remains

essential

for

UBS.

Money

laundering

and

financial

fraud

techniques

are

becoming
increasingly sophisticated,

and geopolitical volatility

makes the sanctions

landscape more complex,

as new or novel
sanctions may be imposed

that require complex implementation in

a short time frame,

such as the extensive

and
continuously evolving sanctions arising

from the Russia–Ukraine war.
In the US, the

Office of the Comptroller of

the Currency (the OCC) issued

a Cease and Desist Order

against us in
May

2018

relating

to

our

US

branch

anti-money-laundering

(AML)

and

know-your-client

(KYC)

programs.

In
response, we

initiated an

extensive program

for the

purpose of

ensuring sustainable

remediation of

US-relevant
Bank Secrecy Act / AML issues across all our

US legal entities. We have introduced significant

improvements to the
framework beginning in 2019 and continue

to evolve it in response to new and

emerging risks.
We continue to focus on strategic enhancements to our global AML / KYC and sanctions programs, including the
exploration of new technologies

and sophisticated monitoring

and analytical capabilities,

as well as the application
of risk appetite statements for markets.
In

September

2022,

the

Securities

and

Exchange

Commission

(the

SEC)

and

the

Commodity

Futures

Trading
Commission

(the

CFTC)

issued

settlement

orders

with

UBS AG

relating

to

communications

recordkeeping
requirements in our US broker-dealers and our registered

swap dealer. In response, we have initiated a program

to
remediate identified shortcomings.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

43
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital,

liquidity

and

funding,

and

balance

sheet”

section

of

the

Annual

Report

2022,

which

provides

more
information about our capital management objectives, planning and activities, as well as the Swiss SRB

total loss-
absorbing capacity (TLAC) framework.
UBS Group AG is a

holding company and

conducts substantially all

of its

operations through UBS AG

and Credit
Suisse AG, and subsidiaries

thereof. UBS Group AG, UBS AG

and Credit Suisse AG

have contributed a

significant
portion of

their respective

capital to

and provide

substantial liquidity

to such

subsidiaries. Many

of these

subsidiaries
are subject to regulations requiring compliance

with minimum capital, liquidity and similar

requirements.
›
Refer to the 30 June 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information relating to additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as our significant regulated subsidiaries and sub-groups
›
Refer to the

UBS AG second

quarter 2023

report, available

under “Quarterly

reporting” at
ubs.com/investors , and to
the Credit

Suisse AG second

quarter 2023

report, which

will be available

in September

2023 under

“Reports

and
Research”

at
credit-suisse.com
, for more information

about capital

and other regulatory

information

for UBS AG
consolidated

and Credit Suisse

AG consolidated,

respectively, in accordance

with the Basel

III framework,

as applicable
to Swiss

SRBs
Swiss SRB going and gone concern requirements and information
As of 30.6.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.90
1,2

82,922

5.06
1,2

84,894
Common equity tier 1 capital

10.60

58,988

3.56
3

59,726
of which: minimum capital

4.50

25,047

1.50

25,168
of which: buffer capital

5.50

30,613

2.00

33,558
of which: countercyclical buffer

0.42

2,328
Maximum additional tier 1 capital

4.30

23,934

1.50

25,168
of which: additional tier 1 capital

3.50

19,481

1.50

25,168
of which: additional tier 1 buffer capital

0.80

4,453
Eligible going concern capital
Total going concern capital

16.76

93,287

5.56

93,287
Common equity tier 1 capital

14.42

80,258

4.78

80,258
Total loss-absorbing additional tier 1 capital
4

2.34

13,030

0.78

13,030
of which: high-trigger loss-absorbing additional tier 1 capital

2.13

11,839

0.71

11,839
of which: low-trigger loss-absorbing additional tier 1 capital

0.21

1,190

0.07

1,190
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7

10.73

59,696

3.75

62,920
of which: base requirement including add-ons for market share and LRD

10.73
8

59,696

3.75
8

62,920
of which: base requirement

9.65

53,684

3.38

56,628
of which: additional requirement for market share and LRD

1.08

6,011

0.38

6,292
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.46

102,753

6.12

102,753
Total tier 2 capital

0.10

539

0.03

539
of which: non-Basel III-compliant tier 2 capital

0.10

539

0.03

539
TLAC-eligible senior unsecured debt

18.36

102,214

6.09

102,214
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.62

142,618

8.81

147,814
Eligible total loss-absorbing capacity

35.22

196,040

11.68

196,040
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

556,603
Leverage ratio denominator

1,677,877
1 Includes applicable add-ons

of 1.44% for risk-weighted

assets (RWA) and 0.50%

for leverage ratio

denominator (LRD).

2 Total going

concern capital requirements include

the FINMA Pillar

2 capital add-on of
USD 1,000m related to

the supply chain

finance funds matter

at Credit Suisse.

This Pillar 2

capital add-on results

in additional CET1

capital ratio requirement

of 18 basis

points and additional

CET1 leverage ratio
requirement of 6 basis points

as of 30 June 2023.

3 Our minimum CET1 leverage

ratio requirement of

3.56% consists of a 1.5%

base requirement, a 1.5%

base buffer capital requirement, a

0.25% LRD add-on
requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.06% Pillar 2 capital add-on related to the supply chain funds matter at Credit Suisse.

4 Includes outstanding low-
trigger loss-absorbing additional tier 1 capital instruments,

which are available under the Swiss systemically

relevant bank framework to meet

the going concern requirements until their first call

date. As of their first
call date, these instruments are eligible to meet the gone concern requirements.

5 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least

75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater

than two years, all instruments that have a

remaining maturity
of between one and two years remain eligible to be included in the total gone concern capital.

6 From 1 January 2023, the resolvability discount on the

gone concern capital requirements for systemically important banks (SIBs) has been replaced with

reduced base gone concern capital requirements

equivalent to 75% of the

total going concern requirements (excluding

countercyclical buffer requirements).

7 As of July 2024,
the Swiss Financial

Market Supervisory

Authority (FINMA)

will have the

authority to impose

a surcharge of

up to 25%

of the total

going concern capital

requirements should obstacles

to an SIB’s

resolvability be
identified in future resolvability assessments.

8 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

44
We are subject to

the going and gone

concern requirements of

the Swiss Capital Adequacy

Ordinance that include
the too-big-to-fail

provisions applicable

to Swiss

SRBs. The table

above provides

the risk-weighted

asset (RWA)-

and
leverage ratio denominator (LRD)-based requirements

and information as of 30 June 2023.
In November

2022, the

Swiss Federal

Council adopted

amendments to

the Banking

Act and

the Banking

Ordinance,
which entered into

force as of

1 January 2023. The

amendments replaced the resolvability

discount on the

gone
concern

capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone
concern capital requirements

equivalent to 75%

of the total

going concern

requirements (excluding

countercyclical
buffer requirements).

In addition,

as of

July 2024,

the Swiss

Financial Market

Supervisory Authority

(FINMA) will
have the authority

to impose

a surcharge of

up to 25%

of the total

going concern

requirements based

on obstacles
to an SIB’s

resolvability identified

in future

resolvability assessments.

Our total

gone concern

requirements remained
substantially unchanged in the second quarter

of 2023 as a result of these changes.

Transitional purchase price allocation

adjustments for regulatory capital
As

part

of

the

acquisition

of

the

Credit

Suisse

Group,

the

assets

acquired

and

liabilities

assumed,

including
contingent liabilities, were

recognized at fair

value as

of the

acquisition date in

accordance with IFRS 3,
Business
Combinations
. The purchase

price allocation (PPA) fair

value adjustments required under

IFRS 3 are recognized as
part of

negative goodwill

and

include effects

on

financial instruments

measured at

amortized cost,

such as

fair
value impacts

from interest

rates and

own credit,

that are

expected to

accrete back

to par

through the

income
statement as the instruments are held to maturity. Similar own-credit-related effects have also been recognized as part of

the PPA

adjustments on

financial liabilities

measured at

fair value.

As

agreed with

FINMA, a

transitional
common equity tier 1 (CET1) capital treatment has

been applied for certain of these

fair value adjustments, given
the

substantially

temporary

nature

of

the

IFRS-3-accounting-driven

effects.

As

such,

IFRS

equity

reductions

of
USD 5.9bn (pre-tax) and USD 5.0bn

(net of tax)

as of the

acquisition date have been neutralized

for CET1 capital
calculation

purposes,

of

which

USD 1.0bn

(net

of

tax)

relates

to

own-credit-related fair

value

adjustments. The
transitional treatment is subject to linear

amortization and will reduce to nil by 30

June 2027.
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet”

section

of

the

Annual

Report

2022.

Changes

to

the

Swiss

SRB

framework

and

requirements

after

the
publication of the Annual Report 2022 are described above.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

45
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.23 31.3.23 31.12.22
Eligible going concern capital
Total going concern capital

93,287

57,694

58,321
Total tier 1 capital

93,287

57,694

58,321
Common equity tier 1 capital

80,258

44,590

45,457
Total loss-absorbing additional tier 1 capital

13,030

13,104

12,864
of which: high-trigger loss-absorbing additional tier 1 capital

11,839

11,905

11,675
of which: low-trigger loss-absorbing additional tier 1 capital

1,190

1,198

1,189
Eligible gone concern capital
Total gone concern loss-absorbing capacity

102,753

52,624

46,991
Total tier 2 capital

539

2,975

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

2,438

2,422
of which: non-Basel III-compliant tier 2 capital

539

538

536
TLAC-eligible senior unsecured debt

102,214

49,649

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

196,040

110,318

105,312
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

556,603

321,660

319,585
Leverage ratio denominator

1,677,877

1,014,446

1,028,461
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.8

17.9

18.2
of which: common equity tier 1 capital ratio

14.4

13.9

14.2
Gone concern loss-absorbing capacity ratio

18.5

16.4

14.7
Total loss-absorbing capacity ratio

35.2

34.3

33.0
Leverage ratios (%)
Going concern leverage ratio

5.6

5.7

5.7
of which: common equity tier 1 leverage ratio

4.78

4.40

4.42
Gone concern leverage ratio

6.1

5.2

4.6
Total loss-absorbing capacity leverage ratio

11.7

10.9

10.2
Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) increased

by USD 85.7bn to USD 196.0bn in the second

quarter of 2023.
Going concern capital and movement
Our

going

concern

capital

increased

by

USD 35.6bn

to

USD 93.3bn.

Our

common

equity

tier 1

(CET1)

capital
increased by USD 35.7bn to USD 80.3bn, predominantly due to the acquisition of the Credit

Suisse Group, which
resulted

in

an

increase

of

USD 36.1bn

as

of

the

acquisition

date

(including

transitional

CET1

purchase

price
allocation adjustments of USD 5.0bn).
Our additional

tier 1 (AT1)

capital decreased

by USD 0.1bn

to USD 13.0bn,

mainly reflecting

interest rate

risk hedge,
foreign-currency translation and other effects.
Gone concern loss-absorbing capacity and movement
Our

total

gone

concern

loss-absorbing

capacity

increased

by

USD 50.1bn

to

USD 102.8bn,

mainly

due

to

the
acquisition of the Credit Suisse Group, as 48

TLAC-eligible senior unsecured debt instruments denominated in US dollars, euro,

pounds sterling

and yen

amounting to

USD 53.5bn equivalent

that were

originally issued

by the

Credit
Suisse Group

were assumed

as gone

concern capital

by the

UBS Group.

In addition,

there was

a USD 2.2bn

increase
in gone

concern

capital as

the nominal

amounts of

two TLAC-eligible

senior unsecured

debt instruments

not bought
back under a tender offer were eligible again as gone concern capital in the second quarter of 2023 following

the
expiration of the tender offer on 4 April 2023. These effects were partly offset by a low-trigger loss-absorbing tier
2 capital instrument

of USD 2.4bn that

ceased to be

eligible as it

had less than

one year to

maturity,

the calls of
three

TLAC-eligible

unsecured

debt

instruments

denominated

in

US

dollars

and

Swiss

francs

amounting

to
USD 2.4bn equivalent, and interest

rate risk hedge, foreign-currency translation and

other effects. On 6 July 2023,
UBS

announced

that

it

would

redeem

TLAC-eligible

senior

unsecured

debt

on

30 July

2023

(ISINs

144A:
US902613AB45

/

Reg

S:

USH42097BS52

with

a

nominal

amount

of

USD 1.3bn,

issued

on

30 July

2020).

This
instrument remained eligible as gone concern

capital as of 30 June 2023.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

46
Loss-absorbing capacity and leverage ratios
Our CET1

capital ratio

increased to

14.4% from

13.9%, reflecting

an increase

in CET1

capital of

USD 35.7bn, partly
offset by a USD 234.9bn increase in RWA.

Our CET1

leverage ratio

increased to

4.78% from

4.40%, reflecting

an increase

in CET1

capital of

USD 35.7bn,
partly offset by a USD 663.4bn increase in the

LRD.
Our

gone

concern

loss-absorbing

capacity

ratio

increased

to

18.5%

from

16.4%,

due

to

an

increase

in

gone
concern loss-absorbing capacity of USD 50.1bn,

partly offset by the aforementioned increase

in RWA.

Our gone concern leverage

ratio increased to 6.1%

from 5.2%, due to

an increase in gone

concern loss-absorbing
capacity of USD 50.1bn, partly offset by the

aforementioned increase in the LRD.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.3.23

44,590
Operating profit before tax excluding negative goodwill

314
Current tax (expense) / benefit

(368)
Foreign currency translation effects, before tax

371
CET1 capital acquired from Credit Suisse Group as of

the acquisition date

31,051
Transitional CET1 purchase price allocation adjustments as of the acquisition date

5,005
Amortization of transitional CET1 purchase price allocation adjustments

(108)
Other
1

(598)
Common equity tier 1 capital as of 30.6.23

80,258
Loss-absorbing additional tier 1 capital as of 31.3.23

13,104
Interest rate risk hedge, foreign currency translation and other effects

(74)
Loss-absorbing additional tier 1 capital as of 30.6.23

13,030
Total going concern capital as of 31.3.23

57,694
Total going concern capital as of 30.6.23

93,287
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.23

2,975
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(2,437)
Interest rate risk hedge, foreign currency translation and other effects

1
Tier 2 capital as of 30.6.23

539
TLAC-eligible senior unsecured debt as of 31.3.23

49,649
TLAC-eligible senior unsecured debt acquired from Credit Suisse

53,466
Issuance of TLAC-eligible senior unsecured debt

82
Call of TLAC-eligible senior unsecured debt

(2,435)
Instruments eligible following the expiration of the tender offer

2,175
Interest rate risk hedge, foreign currency translation and other effects

(724)
TLAC-eligible senior unsecured debt as of 30.6.23

102,214
Total gone concern loss-absorbing capacity as of 31.3.23

52,624
Total gone concern loss-absorbing capacity as of 30.6.23

102,753
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.23

110,318
Total loss-absorbing capacity as of 30.6.23

196,040
1 Includes dividend accruals for the current year (negative USD 0.5bn) and movements related to other items.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

47
Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD m 30.6.23 31.3.23 31.12.22
Total IFRS equity

87,635

57,106

57,218
Equity attributable to non-controlling interests

(636)

(352)

(342)
Defined benefit plans, net of tax

(987)

(361)

(311)
Deferred tax assets recognized for tax loss carry-forwards

(3,917)

(4,019)

(4,077)
Deferred tax assets for unused tax credits

(117)

(122)
Deferred tax assets on temporary differences, excess over threshold

(139)

(64)
Goodwill, net of tax
1

(5,761)

(5,758)

(5,754)
Intangible assets, net of tax

(894)

(148)

(150)
Compensation-related components (not recognized in net profit)

(2,013)

(1,711)

(2,287)
Expected losses on advanced internal ratings-based portfolio less provisions

(674)

(439)

(471)
Unrealized (gains) / losses from cash flow hedges, net of tax

4,451

3,652

4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

(130)

(582)

(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(142)

(125)

(105)
Prudential valuation adjustments

(488)

(228)

(201)
Accruals for dividends to shareholders for 2022

(1,683)

(1,683)
Transitional CET1 purchase price allocation adjustments

4,897
Other
2

(966)

(499)

(29)
Total common equity tier 1 capital

80,258

44,590

45,457
1 Includes goodwill related to significant investments in financial institutions of USD 19m as of 30 June 2023 (USD 20m as of 31 March 2023; USD 20m as of 31 December 2022) presented on the balance sheet line
Investments in associates.

2 Includes dividend accruals for the current year and other items.

Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 23bn and

our CET1

capital by

USD 3.0bn as

of 30 June

2023 (31 March

2023: USD 14bn

and USD 1.4bn,
respectively) and decreased our CET1 capital

ratio by 6 basis points (31 March 2023: 13 basis points). Conversely, a 10%

appreciation of

the US dollar

against other currencies

would have decreased

our RWA

by USD 21bn and
our CET1 capital by USD 2.7bn

(31 March 2023: USD 12bn and USD 1.3bn, respectively)

and increased our CET1
capital ratio by 6 basis points (31 March 2023: 13 basis

points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 109bn as of

30 June 2023

(31 March

2023:

USD 62bn)

and decreased

our CET1 leverage

ratio by 12 basis
points (31 March 2023:

12 basis points). Conversely,

a 10% appreciation of the

US dollar against other

currencies
would have decreased our LRD

by USD 99bn (31 March

2023:

USD 56bn)

and increased our CET1 leverage ratio
by 13 basis points (31 March 2023:

12 basis points)

.
The aforementioned

sensitivities

do not

consider foreign-currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to currency movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of the Annual Report 2022 for more information

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

48
Estimated effect on capital from litigation,

regulatory and similar matters subject to

provisions and contingent
liabilities
We have estimated the

loss in capital that

we could incur

as a result of

the risks associated

with the matters

related
to

UBS AG

and

subsidiaries

described

in

“Note 15

Provisions

and

contingent

liabilities”

in

the

“Consolidated
financial

statements”

section

of

this

report.

We

have

employed

for

this

purpose

the

advanced

measurement
approach (AMA) methodology

that we use

when determining

the capital requirements

associated with

operational
risks, based on a

99.9% confidence level

over a 12-month horizon.

The methodology takes

into consideration UBS
and industry experience for the AMA

operational risk categories to which

those matters correspond, as well

as the
external environment affecting risks of these types, in

isolation from other areas. On this basis, with respect to the litigation,

regulatory

and

similar

matters

related

to

UBS AG and

subsidiaries,

we estimate

the

maximum loss

in
capital that we

could incur over

a 12-month period

as a result

of our risks

associated with these

operational risk
categories at

USD 4.0bn as

of 30 June

2023. This

estimate is

not related

to and

does not

take into

account any
provisions

recognized

for

any

of

these

matters

and

does

not

constitute

a

subjective

assessment

of

our

actual
exposure in any of these matters.
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the

second quarter of

2023, RWA

increased by USD 234.9bn

to USD 556.6bn, predominantly due

to the
acquisition of

the Credit

Suisse Group,

which resulted

in a

USD 237.7bn increase

in RWA.

Excluding that

acquisition,
RWA decreased by USD 5.7bn

due to model updates,

partly offset by increases of

USD 1.5bn due to asset size

and
other movements and USD 1.4bn due to currency

effects.
Movement in risk-weighted assets by key driver
UBS Group AG consolidated excluding Credit Suisse
Acquisition
of the Credit
Suisse Group
RWA as of
30.6.23 USD bn
RWA as of
31.3.23
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size
and other
1
Credit and counterparty credit risk
2

201.0

1.3

(0.5)

2.2

152.4

356.4
Non-counterparty-related risk
3

24.2

0.1

0.1

6.7

31.1
Market risk

15.1

(0.2)

(0.8)

9.5

23.6
Operational risk

81.4

(5.0)

4

69.0

4

145.4
Total

321.7

1.4

(5.7)

1.5

237.7

556.6
1 Includes the Pillar 3

categories “Asset size,” “Credit quality of counterparties” and “Other.” For more information, refer to the 30 June 2023 Pillar

3 report, available under “Pillar 3 disclosures”

at ubs.com/investors.

2 Includes settlement

risk, credit

valuation adjustments,

equity exposures

in the banking

book, investments

in funds and

securitization exposures

in the

banking book.

3 Non-counterparty-related risk

includes
deferred tax assets

recognized for temporary

differences, property,

equipment, software and

other items.

4 Including diversification

effects of USD

5bn. The

diversification effects were

allocated equally to

Group
Functions and Corporate Center (Credit Suisse).
Credit and counterparty credit risk
Credit

and

counterparty credit

risk

RWA were

USD 356.4bn as

of

30 June 2023.

The

increase of

USD

155.4bn
included an RWA increase of USD 152.4bn related

to the acquisition of the Credit Suisse Group.
Excluding

the

impact

of

that

acquisition, credit

and

counterparty

credit

risk

RWA

increased by

USD 3.0bn.

The
increase included currency

effects of USD 1.3bn. Asset

size and other movements

resulted in a USD 2.2bn increase
in RWA:

–
Global

Wealth

Management RWA

increased

by

USD 1.2bn,

mainly

due

to

higher

RWA

from

loans

and

loan
commitments.

–
Personal & Corporate Banking RWA increased

by USD 1.1bn, primarily driven by higher

RWA from loans.
–
Investment Bank

RWA increased

by USD 0.1bn,

mainly reflecting

an increase

in RWA

on derivatives

that was
almost entirely offset by lower RWA from loans.
– Asset Management RWA decreased by USD 0.2bn.
– Group Functions RWA decreased by USD 0.1bn.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

49
Model updates

resulted in

a RWA

decrease of

USD 0.5bn,

primarily driven

by an

RWA decrease

of USD 1.6bn

related
to the recalibration of certain multipliers as a result of our improvements to models,

as well as a decrease in RWA
of USD 0.7bn related to updates

to the internal model method for

derivatives. These decreases were partly offset
by an

increase of USD 0.6bn

related to

the quarterly phase-in

impact for updates

to the

loss-given-default (LGD)
model for private equity and

hedge fund financing trades, an

increase of USD 0.6bn related to

a model update for
hedge funds,

and an increase of USD 0.6bn related to a

model update for income-producing real estate.
›
Refer to the “Acquisition of Credit Suisse Group” section and the “Risk management and control” section of this report for more information
›
Refer to the 30 June 2023 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information

›
Refer to “Credit risk models” in the “Risk management and control” section of the Annual Report 2022 for more information

Outlook
We expect

that regulatory-driven

updates to

credit and

counterparty credit

risk models

will result

in an

RWA increase
of around USD 5bn

in the second half

of 2023. The extent

and timing of RWA

changes may vary as

model updates
are completed and receive regulatory approval,

along with changes in the composition

of the relevant portfolios.
›
Refer to the “Acquisition of Credit Suisse Group” section of this report for more information
Market risk
Market risk RWA increased

by USD 8.5bn to

USD 23.6bn in the second

quarter of 2023, primarily

as a result of

the
acquisition of the Credit

Suisse Group,

which resulted in a

USD 9.5bn increase in RWA.

Market risk RWA excluding
that acquisition decreased by

USD 1.0bn, driven by a decrease

of USD 0.8bn from asset

size and other movements
in

the

Investment

Bank’s

Global

Markets

business

and

a

decrease

of

USD 0.2bn

related

to

ongoing

parameter
updates of the value-at-risk (VaR) model. UBS

is in discussions with FINMA regarding the

integration of time decay
into the regulatory VaR, which would replace the

current add-on
.
›
Refer to the “Acquisition of Credit Suisse Group” section and the “Risk management and control” section of this report for more information
›
Refer to the 30 June 2023 Pillar 3 report, available under “Pillar 3 disclosures” at

ubs.com/investors,

for more
information

›
Refer to ”Market risk” in the “Risk management and control” section of the Annual Report 2022 for more information
Operational risk
Operational risk RWA increased by USD 64.0bn to USD 145.4bn, as a result of the acquisition of the Credit Suisse
Group. The aggregation of the advanced measurement

approach (AMA) models considering diversification effects
resulted in a USD 10bn reduction in RWA in the second quarter of 2023. The diversification effects were allocated equally to Group Functions

and Corporate Center (Credit

Suisse) for the second quarter

of 2023 reporting and will
be allocated to the business

divisions and Group Items

based on the updated

Group allocation methodology

in the
third quarter of 2023.
›
Refer to the “Acquisition of Credit Suisse Group” section and “Note 15 Provisions and contingent liabilities” in the
“Consolidated financial statements” section of this report for more information
›
Refer to “Non-financial risk” in the “Risk management and control” section of the Annual Report 2022 for information about the advanced measurement approach model

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

50
Risk-weighted assets by business divisions, Group Functions and Corporate Center (Credit Suisse)
30.6.23
UBS business divisions and Group Functions
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group

Functions
Credit and counterparty credit risk
1

70.1

69.5

2.8

56.0

5.6
Non-counterparty-related risk
2

5.7

1.9

0.6

3.8

12.4
Market risk

1.7

0.0

10.4

2.0
Operational risk

37.6

9.1

3.2

21.3

5.1
3
Total

115.1

80.6

6.5

91.5

25.2
Credit Suisse business divisions and Corporate Center
USD bn
Wealth
Management Swiss Bank
Asset
Management Investment Bank
Capital Release
Unit
Corporate
Center UBS Group Total
Credit and counterparty credit risk
1

30.5

65.6

4.8

20.9

23.8

6.7

356.4
Non-counterparty-related risk
2

1.4

1.9

0.2

1.7

0.9

0.6

31.1
Market risk

0.2

0.1

0.0

4.5

3.8

0.9

23.6
Operational risk

15.7

8.0

2.1

12.4

8.1

22.8
3

145.4
Total

47.8

75.7

7.1

39.5

36.6

31.0

556.6
1 Includes

settlement risk, credit

valuation adjustments,

equity exposures in

the banking book,

investments in

funds and securitization

exposures in the

banking book.

2 Non-counterparty-related

risk includes
deferred tax assets recognized for temporary differences

(30 June 2023: USD 12.4bn; 31 March 2023: USD 11.3bn),

as well as property, equipment, software

and other items (30 June 2023: USD 18.7bn; 31 March
2023: USD 12.8bn).

3 Including diversification effects of USD 5bn. The diversification effects were allocated equally to Group Functions and Corporate

Center (Credit Suisse).
The below tables cover the prior period of the

UBS business divisions preceding the acquisition.
31.3.23
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group

Functions UBS Group Total
Credit and counterparty credit risk
1

68.4

66.9

3.0

57.0

5.7

201.0
Non-counterparty-related risk
2

5.8

1.9

0.6

3.8

12.1

24.2
Market risk

1.8

0.0

11.5

1.8

15.1
Operational risk

37.6

9.1

3.2

21.3

10.1

81.4
Total

113.6

77.9

6.7

93.7

29.7

321.7
30.6.23 vs 31.3.23
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group

Functions UBS Group Total
Credit and counterparty credit risk
1

1.7

2.7

(0.2)

(1.0)

(0.1)

155.4
Non-counterparty-related risk
2

(0.1)

0.0

0.0

0.0

0.4

7.0
Market risk

(0.1)

0.0

(1.1)

0.3

8.5
Operational risk

(5.0)
3

64.0
Total

1.5

2.6

(0.2)

(2.2)

(4.5)

234.9
1 Includes settlement

risk, credit valuation

adjustments, equity

exposures in the

banking book, investments

in funds and

securitization exposures

in the

banking book.

2 Non-counterparty-related

risk includes
deferred tax assets recognized for temporary differences (30

June 2023: USD 12.4bn; 31 March 2023: USD 11.3bn), as

well as property, equipment, software and

other items (30 June 2023: USD 18.7bn; 31 March
2023: USD 12.8bn).

3 Including diversification effects of USD 5bn. The diversification effects were allocated equally to Group Functions and

Corporate Center (Credit Suisse).

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

51
Leverage ratio denominator
During the second quarter of 2023,

the LRD increased by USD 663.4bn to

USD 1,677.9bn, predominantly due to
the

acquisition

of

the

Credit

Suisse

Group,

which

resulted

in

an

LRD

increase

of

USD 644.4bn.

Excluding

that
acquisition, the LRD

increased

by USD 13.4bn due

to asset size and

other movements,

as well as USD 5.6bn

due to
currency effects.
Movement in leverage ratio denominator by key driver
UBS Group AG consolidated excluding Credit Suisse
Acquisition of the
Credit Suisse
Group
LRD as of

30.6.23 USD bn
LRD as of

31.3.23
Currency

effects
Asset size and

other
On-balance sheet exposures (excluding derivatives and securities financing transactions)

804.0

6.0

8.9

464.2

1,283.1
Derivatives

91.6

(0.2)

1.3

48.8

141.4
Securities financing transactions

96.9

(0.4)

1.9

63.5

161.8
Off-balance sheet items

32.9

0.2

1.2

64.6

98.9
Deduction items

(10.9)

0.0

0.1

3.4

1

(7.4)
Total

1,014.4

5.6

13.4

644.4

1,677.9
1 Includes transitional CET1 purchase price allocation adjustments
The LRD movements described below exclude

currency effects and the impact of the acquisition.

On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

increased by USD 8.9bn,
primarily due to higher central bank balances

and trading portfolio assets, partly

offset by lower lending balances.
Derivative exposures increased

by USD 1.3bn, mainly due

to an increase in trading

volumes driven by equity

option
contracts

in

Global

Wealth

Management

and

market-driven

movements

on

foreign-currency

and

interest-rate
contracts in the Investment Bank.
Securities financing transactions increased by

USD 1.9bn, mainly due to collateral sourcing

activities.
Off-balance

sheet

items

increased

by

USD 1.2bn,

largely

due

to

an

increase

in

credit

risk

guarantees

in

Global
Wealth Management.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Capital management

52
Leverage ratio denominator by business divisions, Group Functions and Corporate Center (Credit Suisse)
30.6.23
UBS business divisions and Group Functions
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank Group Functions
On-balance sheet exposures

347.3

227.1

3.9

183.0

57.7
Derivatives

6.1

1.3

0.0

82.9

2.4
Securities financing transactions

24.5

13.4

0.1

41.8

18.6
Off-balance sheet items

9.6

16.9

7.2

0.7
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

(3.7)
Total

382.3

258.5

2.8

314.4

75.6
Credit Suisse business divisions and Corporate Center
USD bn
Wealth
Management Swiss Bank
Asset
Management Investment Bank
Capital Release
Unit
Corporate
Center
UBS Group
Total

On-balance sheet exposures

100.5

209.8

1.7

82.8

67.3

2.1

1,283.1
Derivatives

2.3

1.4

0.0

30.1

12.6

2.3

141.4
Securities financing transactions

0.9

5.7

4.8

52.1

161.8
Off-balance sheet items

12.2

21.5

0.2

23.4

6.5

0.8

98.9
Items deducted from Swiss SRB tier 1 capital
1

5.3

0.6

0.0

(0.4)

(0.3)

(1.8)

(7.4)
Total

121.2

233.4

1.9

141.6

90.9

55.5

1,677.9
1 Includes transitional CET1 purchase price allocation adjustments
The below tables cover the prior period of the UBS

business divisions preceding the acquisition.
31.3.23
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank Group Functions
UBS Group
Total

On-balance sheet exposures

350.7

224.1

4.1

192.3

32.9

804.0
Derivatives

5.3

1.1

0.0

82.5

2.6

91.6
Securities financing transactions

23.1

13.0

0.1

43.9

16.7

96.9
Off-balance sheet items

8.3

16.8

7.0

0.7

32.9
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.1)

(1.2)

(0.4)

(3.9)

(10.9)
Total

382.2

254.9

3.0

325.4

49.0

1,014.4
30.6.23 vs 31.3.23
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank Group Functions
UBS Group
Total

On-balance sheet exposures

(3.4)

3.0

(0.2)

(9.3)

24.8

479.1
Derivatives

0.8

0.2

0.0

0.4

(0.2)

49.9
Securities financing transactions

1.4

0.4

0.0

(2.1)

1.8

65.0
Off-balance sheet items

1.3

0.1

0.1

0.0

66.0
Items deducted from Swiss SRB tier 1 capital

0.0

0.0

0.0

0.0

0.2

3.5
Total

0.0

3.6

(0.2)

(10.9)

26.6

663.4
1 Includes transitional CET1 purchase price allocation adjustments

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

53
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and

funding management”

in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022, which

provides more information about

the Group’s strategy, objectives

and governance in
connection with liquidity and funding management.
Liquidity coverage ratio
The

quarterly

average liquidity

coverage

ratio

(the

LCR)

of

the

UBS

Group

increased

13.3 percentage

points

to
175.2%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA). This average was calculated

based on a simple average of 64 data

points in the second quarter
of 2023, which includes

Credit Suisse’s business

activity from the

acquisition date to

30 June, i.e., 15

business days
from 12 June 2023. The post-acquisition, 15-day

average LCR of the UBS Group was 199.5%.
›
Refer to the “Acquisition of Credit Suisse Group” section of this report for more information
The

movement

in

the

average

LCR

was

primarily

driven

by

an

increase

in

high-quality

liquid

assets

(HQLA)

of
USD 26.9bn to USD 257.1bn.

This increase was substantially

related to the Credit

Suisse HQLA, which were

mainly
made up of cash

and government bonds. The

15-day average HQLA

of the UBS Group following

the acquisition of
the Credit Suisse Group was USD 372.1bn.
The

increase

in

HQLA

was

partly

offset

by

a

USD 2.8bn

increase

in

net

cash

outflows

to

USD 145.0bn,
predominantly attributable to Credit Suisse’s net cash

outflows related to customer deposits, credit

commitments
and derivatives. These outflows were partly offset by

inflows from loans in Credit Suisse, as well as lower

outflows
from deposits and

prime brokerage transactions

of the UBS Group

excluding Credit Suisse.

The 15-day average

net
cash outflows of the UBS Group following

the acquisition of the Credit Suisse Group was

USD 186.5bn.
›
Refer to the 30 June 2023 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors for more
information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 2Q23 1 Average 1Q23 1
High-quality liquid assets

257.1

230.2
Net cash outflows
2

145.0

142.2
Liquidity coverage ratio (%)
3

175.2

161.9
1 Calculated based on an average of 64

data points in the second quarter of 2023 and 64 data

points in the first quarter of 2023.

2 Represents the net cash outflows expected over a stress

period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

54
Net stable funding ratio

As of 30 June 2023, the net stable funding ratio (the NSFR) of the UBS Group decreased by 0.1 percentage points
to

117.6%,

remaining

above

the

prudential

requirement

communicated

by

FINMA.

The

NSFR

for

UBS

Group
excluding Credit Suisse

improved compared with

31 March 2023 and

this effect was

offset by

the acquisition of
the Credit Suisse Group.
Available stable

funding increased

by USD 316.8bn

to USD 873.1bn,

predominantly driven

by the acquisition

of the
Credit Suisse

Group, mainly reflecting

deposit balances, debt

securities issued,

regulatory capital

and, to

a lesser
extent, securities financing transactions.

The increase in the UBS Group

excluding Credit Suisse was predominantly
driven by higher customer deposits and debt

securities issued.
Required stable funding increased by USD 269.4bn to USD 742.1bn, substantially reflecting the acquisition of the
Credit Suisse Group. This

balance predominantly includes

lending assets and, to

a lesser extent, derivative

balances
and trading portfolio assets. Required stable

funding in the UBS

Group excluding Credit Suisse decreased slightly,
mainly driven by lower trading assets.
›
Refer to the 30 June 2023 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors for more
information about the NSFR
Net stable funding ratio
USD bn, except where indicated 30.6.23 31.3.23
Available stable funding

873.1

556.3
Required stable funding

742.1

472.7
Net stable funding ratio (%)

117.6

117.7

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

55
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
Annual Report 2022,

which provides more

information about the

balance sheet and

off-balance sheet positions.
For more

information about

the balance

sheet effects

of the

acquisition of

the Credit

Suisse Group,

refer to

“Note 2
Accounting for the acquisition of Credit Suisse

Group”

in the “Consolidated financial statements” section.
Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (30 June 2023 vs

31 March 2023)
Total assets

were USD 1,678.8bn

as of

30 June 2023.

The increase

of USD 625.7bn

was primarily

related to

the
acquisition of the Credit Suisse Group.
Cash and balances

at central

banks increased

by USD 117.4bn

to USD 261.6bn.

The acquisition

of the Credit

Suisse
Group contributed

USD 102.2bn, including

balances mainly

with the Swiss

National Bank

(the SNB)

and the Federal
Reserve. Excluding the effect of that acquisition, balances with central banks increased by USD 15.2bn during the quarter, driven

by net

issuances of

short-term debt

and increases

in customer

deposits, mainly

in Global

Wealth
Management, as

well as

new issuances

of Debt

issued designated

at fair

value in

the Investment

Bank. These

inflows
were partly offset by higher margin requirements.
Lending assets increased by

USD 271.2bn to USD 676.2bn, predominantly reflecting the

acquisition of the Credit
Suisse Group,

contributing USD 272.7bn. The

acquired balances consisted

of USD 10.7bn of

Amounts due

from
banks, as

well as

USD 262.0bn of

Loans and

advances to

customers, with

the most

significant effects

in Private
clients with mortgages of USD 91.8bn, Lombard

loans of USD 44.2bn and Real estate financing

of USD 42.8bn.

Securities financing transactions at amortized

cost increased by USD 26.5bn to USD

86.5bn, of which USD 24.6bn
related to

the acquisition

of the

Credit Suisse

Group. Trading

assets increased

by USD 33.3bn,

including USD

31.9bn
related to the acquisition,

primarily held to hedge client positions and

facilitate client trading activity.
Derivatives and cash collateral receivables

on derivative instruments increased by USD

93.3bn. The increase related
to the acquisition of

the Credit Suisse Group

was USD 82.5bn, including

USD 19.3bn of cash collateral

receivables.
Excluding the effects of that

acquisition,

balances increased by USD 10.8bn, mainly in

the Derivatives & Solutions
business,

primarily

reflecting

market-driven

movements

on

foreign-currency

and

interest-rate

contracts

amid
volatility in exchange rates and increases

in interest rates, respectively.
Other financial assets measured at amortized cost

increased by USD 15.7bn to USD 64.9bn, mostly related to

the
acquisition of

the Credit

Suisse Group,

reflecting finance

lease receivables,

as well

as cash collateral

provided mainly
to exchanges and clearing

houses to secure securities

trading activity through those

counterparties. Other financial
assets

measured

at

fair

value

increased

by

USD 51.7bn

to

USD 120.8bn,

predominantly

reflecting

securities
financing transactions measured

at fair

value obtained through

the acquisition.

Non-financial assets increased

by
USD 15.9bn to USD 55.8bn. The positions acquired from

the Credit Suisse Group of

USD 16.8bn mainly included
leased and owned properties and equipment, investments in associates, and prepaid expenses, as well as physical
holdings of precious metals.
Assets
As of % change from
USD bn 30.6.23 31.3.23 31.3.23
Cash and balances at central banks

261.6

144.2

81
Lending
1

676.2

405.0

67
Securities financing transactions at amortized cost

86.5

60.0

44
Trading assets

151.1

117.8

28
Derivatives and cash collateral receivables on derivative instruments

240.3

147.0

63
Brokerage receivables

21.5

21.0

2
Other financial assets measured at amortized cost

64.9

49.2

32
Other financial assets measured at fair value
2

120.8

69.1

75
Non-financial assets

55.8

39.9

40
Total assets

1,678.8

1,053.1

59
of which: Credit Suisse
3
598.3
1 Consists of loans and advances to customers and banks.

2 Consists of financial assets at fair value not held for trading and financial assets measured at fair value through other comprehensive income.

3 Refer
to "Note 2 Accounting for the acquisition of Credit Suisse Group" in the "Consolidated financial statements" section of this report for more information.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

56
Balance sheet liabilities (30 June 2023

vs 31 March 2023)
Total

liabilities

were

USD 1,591.1bn as

of

30 June

2023.

The

increase

of

USD 595.1bn was

primarily

related to
balances acquired as part of the transaction with

the Credit Suisse Group.
Short-term borrowings

increased by

USD 98.7bn, of

which USD 87.8bn

reflected the

acquisition of

the Credit

Suisse
Group, including USD 70.6bn

of funding

from the

SNB. Subsequent

to 30 June 2023

and up

to the

date of

this
report, UBS repaid a further

USD 28bn to the SNB. Excluding

the effects of that acquisition,

short-term borrowings
increased by

USD 10.9bn, mainly driven

by net

new issuances of

commercial paper and

certificates of deposit

in
UBS

Group

Treasury, as

well as

higher

amounts due

to

banks,

mainly related

to funding

obtained from

the US
Federal Home Loan Banks. Securities financing

transactions at amortized cost increased by

USD 12.4bn, of which
USD 10.0bn related to the acquisition.
Customer

deposits

increased

by

USD 206.9bn

to

USD 712.5bn.

The

acquisition

of

the

Credit

Suisse

Group
contributed USD 198.0bn to the increase. Excluding the effects of that acquisition, the increase of USD 9.0bn was
mainly in Global

Wealth Management,

driven by net

inflows into fixed-term

and savings deposit

products, partly
offset by continued shifts into money market funds

and US-government securities. Excluding the effects from the acquisition,

customer

time

deposits

increased

by

USD 22.0bn,

reflecting

inflows

and

continued

shifts

from

on-
demand customer deposits as interest rates increased

during the quarter.
Debt

issued

designated

at

fair

value

and

long-term

debt

issued

measured

at

amortized

cost

increased

by
USD 149.3bn to

USD 315.4bn. The

increase mainly

relates to

the acquisition

of the

Credit Suisse

Group, which
contributed

USD 147.7bn,

including USD 52.9bn of debt

instruments that had been

transferred from Credit

Suisse
Group AG to UBS Group AG.
Trading liabilities increased

by USD 6.0bn,

of which

USD 5.1bn resulted

from the

acquisition of

the Credit Suisse
Group. Derivatives

and cash

collateral payables

on derivative

instruments increased

by USD 86.2bn

to USD 234.6bn,
including USD 76.7bn

related to

that acquisition,

of which USD

10.0bn was

cash collateral

payables. The

remaining
increase of

USD 9.5bn, mainly

in the

Derivatives &

Solutions business,

primarily reflected

market-driven movements,
broadly in line with the asset side.
Other financial liabilities measured at

amortized cost increased by

USD 9.1bn to USD 19.4bn, with

an increase of
USD 7.4bn

related

to

the

acquisition,

mainly

including

accrued

expenses

and

lease

liabilities.

Other

financial
liabilities measured

at fair

value increased

by USD 10.3bn

to USD 36.1bn,

including balances

of USD 7.0bn

acquired
from

the

Credit

Suisse

Group,

mainly

related

to

fully

funded

derivatives,

and

securities

financing

transactions
measured

at

fair

value.

Non-financial

liabilities

increased

by

USD 16.2bn

to

USD 26.9bn,

including

USD 15.5bn
related to liabilities

acquired from the

Credit Suisse Group,

mainly representing

provisions and contingent

liabilities,
compensation-related liabilities and deferred

tax liabilities.
The “Liabilities

by product

and currency”

table

in this

section provides

more information

about our

funding sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial statements” section of this report for more information

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

57
Liabilities and equity
As of

% change from
USD bn 30.6.23 31.3.23 31.3.23
Short-term borrowings
1,2

139.7

41.0

241
Securities financing transactions at amortized cost

22.3

9.9

126
Customer deposits

712.5

505.6

41
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

315.4

166.1

90
Trading liabilities

40.4

34.4

17
Derivatives and cash collateral payables on derivative instruments

234.6

148.4

58
Brokerage payables

43.9

43.9

0
Other financial liabilities measured at amortized cost

19.4

10.3

89
Other financial liabilities designated at fair value

36.1

25.8

40
Non-financial liabilities

26.9

10.7

150
Total liabilities

1,591.1

996.0

60
of which: Credit Suisse
3
502.7
Share capital

0.3

0.3

14
Share premium

12.5

13.0

(3)
Treasury shares

(4.2)

(8.2)

(49)
Retained earnings

78.2

51.1

53
Other comprehensive income
4

0.2

0.6

(72)
Total equity attributable to shareholders

87.0

56.8

53
Equity attributable to non-controlling interests

0.6

0.4

80
Total equity

87.6

57.1

53
Total liabilities and equity

1,678.8

1,053.1

59
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any early
redemption features.

3 Excludes USD 52.9bn

of debt instruments

previously issued by

Credit Suisse Group

AG and transferred

to UBS Group

AG as part

of the acquisition.

Refer to "Note

2 Accounting for

the
acquisition of Credit Suisse Group" in the

"Consolidated financial statements" section of this

report for more information.

4 Excludes other comprehensive income related to

defined benefit plans and own credit,
which is recorded directly in Retained earnings.
Equity (30 June 2023 vs 31 March 2023)
Equity attributable to shareholders increased

by USD 30,245m to USD 86,999m as of

30 June 2023.
The increase

of USD 30,245m

was mainly

driven by

total comprehensive

income attributable

to shareholders

of
USD 28,013m, reflecting net profit of

USD 28,875m,

which included

the recognition of negative goodwill

on the
acquisition

of

the

Credit

Suisse

Group

of

USD 28,925m,

and

negative

other

comprehensive

income

(OCI)

of
USD 862m. OCI mainly included negative cash flow

hedge OCI of USD 775m, negative OCI

related to own credit
on financial

liabilities designated

at fair

value of

USD 413m, negative defined

benefit plan

OCI of

USD 53m

and
OCI related to foreign

currency translation of

USD 368m. In addition,

net treasury share

activity increased equity

by
USD 3,542m. This was predominantly due to the

consideration used to acquire the Credit Suisse

Group.
These increases were partly

offset by distributions to

shareholders of USD 1,679m, reflecting a

dividend payment
of USD 0.55 per share.
In

the

second

quarter

of

2023,

we

canceled

62,548,000

shares

purchased

under

our

2021

share

repurchase
program, as approved by shareholders at the 2023

Annual General Meeting (the 2023 AGM). The cancellation of
shares

resulted

in

reclassifications

within

equity

but

had

no

net

effect

on

our

total

equity

attributable

to
shareholders.
At the 2023 AGM,

shareholders also approved

the change of

the share capital

currency of UBS

Group AG from

the
Swiss franc

to the

US dollar.

As a

result, the

nominal value

per share

has changed

from CHF 0.10

to USD 0.10,
resulting in a reclassification

between share capital and

capital contribution reserve

(presented as share premium

in
the consolidated financial statements).

Total equity reported was not affected by

this change.
›
Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs
›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

58
Liabilities by product and currency
USD Equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23
Short-term borrowings 139.7 41.0 49.7 24.1 69.6 4.6 9.3 3.8
of which: amounts due to banks 99.2 13.6 20.3 6.1 69.5 4.5 3.8 0.7 of which: short-term debt issued
1,2
40.5 27.4 29.4 18.0 0.1 0.2 5.5 3.2
Securities financing transactions at amortized cost
22.3 9.9 15.4 9.1 2.2 0.0 2.8 0.2
Customer deposits 712.5 505.6 280.9 211.5 296.0 198.3 72.3 50.8 of which: demand deposits 250.1 165.9 66.2 43.6 109.2 66.7 42.7 31.8 of which: retail savings / deposits 189.0 149.5 31.0 24.3 153.0 119.8 4.9 5.3 of which: sweep deposits 45.5 53.4 45.5 53.4 0.0 0.0 0.0 0.0 of which: time deposits 227.9 136.9 138.2 90.2 33.8 11.7 24.7 13.8
Debt issued designated at fair value and long-term debt issued measured at
amortized cost
2
315.4 166.1 176.3 103.0 40.1 17.2 70.1 33.1
Trading liabilities 40.4 34.4 13.3 13.0 1.6 0.9 13.0 8.7
Derivatives and cash collateral payables on derivative instruments 234.6 148.4 182.1 123.7 5.5 3.0 27.8 12.8
Brokerage payables 43.9 43.9 32.7 32.2 0.7 0.5 2.6 2.9
Other financial liabilities measured at amortized cost

19.4 10.3 7.7 4.7 4.9 2.2 2.3 1.1
Other financial liabilities designated at fair value 36.1 25.8 9.5 5.5 0.1 0.1 4.8 4.3
Non-financial liabilities 26.9 10.7 16.5 5.0 3.0 1.7 3.3 1.8
Total liabilities 1,591.1 996.0 784.0 531.7 423.8 228.5 208.2 119.5
of which: Credit Suisse
3
502.7 197.8 189.8 67.3
1 Short-term debt issued consists of certificates

of deposit, commercial paper,

acceptances and promissory notes,

and other money market

paper.

2 The classification of debt

issued measured at amortized cost into
short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early
redemption features.

3 Refer to "Note 2 Accounting for the acquisition of Credit Suisse Group" in the "Consolidated financial statements" section of this report for more information.
Off-balance sheet (30 June 2023 vs 31

March 2023)
Guarantees increased by

USD 15.5bn, of which USD 14.7bn

reflected the acquisition of

the Credit Suisse

Group;
excluding

the

effects

of

that

acquisition,

guarantees

increased

by

USD 0.8bn,

mainly

in

Global

Wealth
Management. Loan commitments

increased by USD 80.5bn,

of which USD 80.3bn

resulted from the acquisition

of
the

Credit

Suisse Group.

Committed unconditionally

revocable

credit lines

increased by

USD 127.5bn, of

which
USD 125.3bn resulted

from the

acquisition of

the Credit

Suisse Group;

excluding the

effects of

that acquisition,
there was

an increase

of USD 2.2bn,

driven by currency

effects. Forward

starting reverse

repurchase agreements
were broadly unchanged as of 30 June 2023 compared with 31 March 2023.
Off-balance sheet
As of % change from
USD bn 30.6.23 31.3.23 31.3.23
Guarantees
1,2

36.7

21.2

73
Loan commitments
1

120.3

39.8

203
Committed unconditionally revocable credit lines

168.6

41.1

310
Forward starting reverse repurchase agreements

5.0

4.7

5
1 Guarantees and loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

Second quarter 2023 report |
Risk, capital, liquidity and funding, and balance

sheet | Share information and earnings per

share

59
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered

shares. Each share has a

nominal value of USD 0.10 following a change
of the share

capital currency

of UBS Group AG

from the Swiss

franc to the

US dollar in

the second quarter

of 2023.
Shares

issued

decreased

in

the

second

quarter

of

2023,

as

62,548,000

shares

acquired

under

our

2021

share
repurchase

program

were

canceled

by

means

of

a

capital

reduction,

as

approved

by

shareholders

at

the

2023
Annual General

Meeting (the

2023 AGM).

We also intend

to cancel

the shares purchased

under the 2022

program,
subject to shareholder approval.
We

held

234m

shares

as

of

30 June

2023,

of

which

121m

shares

had

been

acquired

under

our

2022

share
repurchase program for cancellation purposes. A

total of 178m shares repurchased under

the 2022 program and
originally intended for

cancellation purposes were

repurposed for the

acquisition of the

Credit Suisse Group

and
176m shares were

transferred to Credit

Suisse Group shareholders in

an exchange of

shares as consideration

for
the acquisition

of the

Credit Suisse

Group.

The remaining

114m shares

are primarily

held to

hedge our

share delivery
obligations related to employee share-based

compensation and participation plans.
Treasury shares

held decreased

by

238m

shares in

the second

quarter of

2023. This

mainly reflected

the

176m
shares transferred to Credit Suisse Group shareholders

and the aforementioned cancellation of 62.5m

shares.
Shares

acquired

under

our

2022

program

totaled

121m

as

of

30 June

2023

for

a

total

acquisition

cost

of
USD 2,277m

(CHF 2,138m).

A

new,

two-year

share

repurchase

program

of

up

to

USD 6bn

was

approved

by
shareholders at the 2023 AGM.

However, we have temporarily

suspended repurchases under

the share repurchase
programs due to the acquisition of the Credit

Suisse Group.
›
Refer to the “Acquisition of Credit Suisse Group”

section of this report for more information about that acquisition
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
As of or for the quarter ended As of or year-to-date
30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

28,875

1,029

2,108

29,904

4,244
Less: (profit) / loss on own equity derivative contracts

(4)

0

(5)

(4)

(3)
Net profit / (loss) attributable to shareholders for diluted

EPS

28,871

1,029

2,103

29,900

4,241
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1

3,082,139,901

3,072,799,315

3,304,598,259

3,077,469,608

3,342,426,249
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
2

130,190,947

140,868,722

128,725,327

136,069,754

138,710,134
Weighted average shares outstanding for diluted EPS

3,212,330,848

3,213,668,037

3,433,323,586

3,213,539,362

3,481,136,383
Earnings per share (USD)
Basic

9.37

0.33

0.64

9.72

1.27
Diluted

8.99

0.32

0.61

9.30

1.22
Shares outstanding and potentially dilutive instruments
Shares issued

3,462,087,722

3,524,635,722

3,524,635,722

3,462,087,722

3,524,635,722
Treasury shares
3

234,314,998

472,352,835

267,270,042

234,314,998

267,270,042
of which: related to the 2021 share repurchase program

62,548,000

62,548,000

62,548,000
of which: related to the 2022 share repurchase program

120,506,008

298,537,950

92,749,500

120,506,008

92,749,500
Shares outstanding

3,227,772,724

3,052,282,887

3,257,365,680

3,227,772,724

3,257,365,680
Potentially dilutive instruments
4

7,790,755

4,859,813

5,366,916

8,105,259

5,404,012
Other key figures
Total book value per share (USD)

26.95

18.59

17.45

26.95

17.45
Tangible book value per share (USD)

24.61

16.54

15.51

24.61

15.51
Share price (USD)
5

20.20

21.07

16.11

20.20

16.11
Market capitalization (USD m)
6

69,932

74,276

56,781

69,932

56,781
1 The weighted average shares outstanding for basic earnings per share are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the
period, multiplied by a time-weighted factor

for the period outstanding. As a result,

balances are affected by the timing

of acquisitions and issuances during the

period.

2 The weighted average

number of shares
for notional employee awards with performance conditions

reflects all potentially dilutive shares that are expected

to vest under the terms of the awards.

3 Based on a settlement date view.

4 Reflects potential
shares that could dilute basic earnings

per share in the future,

but were not dilutive for any

of the periods presented. It mainly

includes equity-based awards subject to

absolute and relative performance conditions
and equity derivative contracts.

5 Represents the share price

as listed on the SIX

Swiss Exchange, translated to

US dollars using the

closing exchange rate as of

the respective date.

6 The calculation of

market
capitalization has been amended to reflect total shares

issued multiplied by the share price at the end

of the period. The calculation was

previously based on total shares outstanding multiplied by

the share price at
the end of the period. Market capitalization has been increased by USD 10.0bn as of 31 March 2023 and by USD 4.3bn as of 30 June 2022 as a result.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

Second quarter 2023 report |
Consolidated financial statements

60
Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial
statements (unaudited)
61
Income statement
62
Statement of comprehensive income
63
Balance sheet
64
Statement of changes in equity
65
Statement of cash flows
66
1

Basis of accounting
69
2

Accounting for the acquisition of Credit Suisse Group
73
3

Segment reporting
75
4

Net interest income
75
5

Net fee and commission income
75
6

Personnel expenses
76
7

General and administrative expenses
76
8

Expected credit loss measurement
84
9
Fair value measurement
91
10

Derivative instruments
92
11

Other assets and liabilities
93
12

Debt issued designated at fair value
93
13

Debt issued measured at amortized cost
94
14
Interest rate benchmark reform
94
15
Provisions and contingent liabilities

Second quarter 2023 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

61
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Interest income from financial instruments measured

at amortized cost and fair value through
other comprehensive income 4
7,101
4,777
2,380
11,878
4,525
Interest expense from financial instruments measured at

amortized cost
4
(5,880)
(3,814)
(1,070)
(9,695)
(1,852)
Net interest income from financial instruments measured

at fair value through profit or loss
and other
4
493
425
355
918
763
Net interest income 4
1,713
1,388
1,665
3,101
3,436
Other net income from financial instruments measured

at fair value through profit or loss
2,463
2,681
1,619
5,143
3,845
Fee and commission income 5
5,682
5,053
5,224
10,735
11,061
Fee and commission expense 5
(507)
(447)
(450)
(954)
(934)
Net fee and commission income 5
5,175
4,606
4,774
9,781
10,127
Other income
188
69
859
258
891
Total revenues
9,540
8,744
8,917
18,284
18,299
Negative goodwill 2
28,925
28,925
Credit loss expense / (release) 8
740
38
7
778
25
Personnel expenses 6
5,651
4,620
4,422
10,271
9,343
General and administrative expenses 7
1,968
2,065
1,370
4,033
2,578
Depreciation, amortization and impairment of non-financial

assets
866
525
503
1,391
1,009
Operating expenses
8,486
7,210
6,295
15,696
12,929
Operating profit / (loss) before tax
29,239
1,495
2,615
30,735
5,344
Tax expense / (benefit)
361
459
497
820
1,082
Net profit / (loss)
28,878
1,037
2,118
29,915
4,262
Net profit / (loss) attributable to non-controlling interests
3
8
10
11
18
Net profit / (loss) attributable to shareholders
28,875
1,029
2,108
29,904
4,244
Earnings per share (USD)
Basic
9.37
0.33
0.64
9.72
1.27
Diluted
8.99
0.32
0.61
9.30
1.22

Second quarter 2023 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

62

Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Comprehensive income attributable to shareholders
1
Net profit / (loss)
28,875
1,029
2,108
29,904
4,244
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
754
236
(1,030)
991
(1,512)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(379)
(127)
443
(506)
660
Foreign currency translation differences on foreign operations reclassified to the income statement
(3)
(1)
8
(3)
8
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
(1)
(1)
(4)
(2)
(4)
Income tax relating to foreign currency translations, including the effect of net investment hedges
(4)
(2)
5
(5)
8
Subtotal foreign currency translation, net of tax
368
106
(577)
474
(840)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
0
2
(3)
2
(442)
Net realized (gains) / losses reclassified to the income statement from equity
0
0
0
0
0
Reclassification of financial assets to Other financial assets measured at amortized cost
2
449
449
Income tax relating to net unrealized gains / (losses)
0
0
(116)
0
(3)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
0
2
330
2
3
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(1,314)
387
(1,298)
(928)
(3,763)
Net (gains) / losses reclassified to the income statement from equity
410
349
(149)
759
(386)
Income tax relating to cash flow hedges
130
(130)
276
0
794
Subtotal cash flow hedges, net of tax
(775)
606
(1,171)
(169)
(3,355)
Cost of hedging
Cost of hedging, before tax
11
(5)
21
6
98
Income tax relating to cost of hedging
0
0
0
0
0
Subtotal cost of hedging, net of tax
11
(5)
21
6
98
Total other comprehensive income that may be reclassified to the income statement, net of tax
(397)
709
(1,396)
312
(4,093)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(17)
25
122
8
163
Income tax relating to defined benefit plans
(35)
6
(7)
(29)
(8)
Subtotal defined benefit plans, net of tax
(53)
31
115
(21)
155
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(473)
69
296
(404)
719
Income tax relating to own credit on financial liabilities designated at fair value
60
(17)
(26)
43
(26)
Subtotal own credit on financial liabilities designated at

fair value, net of tax
(413)
51
271
(362)
693
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(466)
83
385
(383)
848
Total other comprehensive income
(862)
791
(1,011)
(71)
(3,245)
Total comprehensive income attributable to shareholders
28,013
1,820
1,097
29,833
999
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
3
8
10
11
18
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(5)
5
(28)
0
(10)
Total comprehensive income attributable to non-controlling interests
(2)
13
(17)
11
9
Total comprehensive income
Net profit / (loss)
28,878
1,037
2,118
29,915
4,262
Other comprehensive income
(867)
796
(1,039)
(71)
(3,255)
of which: other comprehensive income that may be reclassified to the income statement
(397)
709
(1,396)
312
(4,093)
of which: other comprehensive income that will not be reclassified to the income statement
(470)
87
357
(383)
839
Total comprehensive income
28,011
1,833
1,079
29,844
1,008
1 Refer

to the

“Group performance”

section of

this report

for more

information.

2 Effective

1 April 2022,

a portfolio

of assets

previously classified

as Financial

assets measured

at fair

value through

other
comprehensive income was reclassified to Other financial assets measured at amortized cost. As a result, the related cumulative fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized
in Other comprehensive income, have been removed from equity and adjusted against the value of the assets at the reclassification date.

Second quarter 2023 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

63

Balance sheet
USD m Note 30.6.23 31.3.23 31.12.22
Assets
Cash and balances at central banks
261,587
144,183
169,445
Amounts due from banks
24,392
14,901
14,792
Receivables from securities financing transactions measured at amortized cost
86,538
60,010
67,814
Cash collateral receivables on derivative instruments

10
54,314
32,726
35,032
Loans and advances to customers

8
651,770
390,130
387,220
Other financial assets measured at amortized cost

11
64,928
49,179
53,264
Total financial assets measured at amortized cost
1,143,528
691,130
727,568
Financial assets at fair value held for trading

9
151,098
117,757
107,866
of which: assets pledged as collateral that may be sold or repledged by counterparties
54,165
37,569
36,742
Derivative financial instruments 9, 10
185,949
114,251
150,108
Brokerage receivables

9
21,537
21,025
17,576
Financial assets at fair value not held for trading

9
118,605
66,826
59,796
Total financial assets measured at fair value through profit or loss
477,188
319,859
335,347
Financial assets measured at fair value through other comprehensive income

9
2,217
2,241
2,239
Investments in associates
2,691
1,114
1,101
Property, equipment and software
18,325
12,249
12,288
Goodwill and intangible assets
7,569
6,272
6,267
Deferred tax assets
10,342
9,310
9,389
Other non-financial assets

11
16,919
10,958
10,166
Total assets
1,678,780
1,053,134
1,104,364
of which: Credit Suisse 2
598,304
Liabilities
Amounts due to banks
99,167
13,595
11,596
Payables from securities financing transactions measured at amortized cost
22,297
9,870
4,202
Cash collateral payables on derivative instruments

10
41,416
32,238
36,436
Customer deposits
712,546
505,581
525,051
Debt issued measured at amortized cost

13
230,857
116,312
114,621
Other financial liabilities measured at amortized cost

11
19,403
10,292
9,575
Total financial liabilities measured at amortized cost
1,125,687
687,889
701,481
Financial liabilities at fair value held for trading

9
40,364
34,374
29,515
Derivative financial instruments 9, 10
193,147
116,113
154,906
Brokerage payables designated at fair value

9
43,852
43,911
45,085
Debt issued designated at fair value 9, 12
125,050
77,233
73,638
Other financial liabilities designated at fair value 9, 11
36,122
25,758
30,237
Total financial liabilities measured at fair value through profit or loss
438,534
297,390
333,381
Provisions and contingent liabilities

15
14,929
3,937
3,243
Other non-financial liabilities

11
11,994
6,811
9,040
Total liabilities
1,591,145
996,028
1,047,146
of which: Credit Suisse
1
2
502,743
Equity
Share capital
346
304
304
Share premium
12,521
12,971
13,546
Treasury shares
(4,208)
(8,242)
(6,874)
Retained earnings
78,180
51,140
50,004
Other comprehensive income recognized directly in equity, net of tax
161
581
(103)
Equity attributable to shareholders
86,999
56,754
56,876
Equity attributable to non-controlling interests
636
352
342
Total equity
87,635
57,106
57,218
Total liabilities and equity
1,678,780
1,053,134
1,104,364
1 Excludes USD
52.9
bn of debt instruments previously issued by Credit Suisse Group AG and transferred to UBS Group AG as part of the acquisition.

Second quarter 2023 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

64

Statement of changes in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
cash flow
hedges
Total equity
attributable to
shareholders
Balance as of 1 January 2023
2
13,850
(6,874)
50,004
(103)
4,128
(4,234)
56,876
Purchase price consideration, before consideration of share-based compensation awards
3
619
2,928
3,547
Impact of share-based compensation awards
3
162
162
Impact of the settlement of pre-existing relationships
3
(61)
(61)
Acquisition of treasury shares
(2,318)
4
(2,318)
Delivery of treasury shares under share-based compensation

plans
(798)
876
78
Other disposal of treasury shares
(1)
126
4
125
Cancellation of treasury shares related to the 2021

share repurchase program
5
(561)
1,115
(554)
0
Share-based compensation expensed in the income statement
445
445
Tax (expense) / benefit
5
5
Dividends
(839)
6
(839)
6
(1,679)
Equity classified as obligation to purchase own shares
(19)
(19)
Translation effects recognized directly in retained earnings
48
(48)
(48)
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
2
2
Total comprehensive income for the period
29,521
312
474
(169)
29,833
of which: net profit / (loss)
29,904
29,904
of which: OCI, net of tax
(383)
312
474
(169)
(71)
Balance as of 30 June 2023
2
12,867
(4,208)
78,180
161
4,602
(4,451)
86,999
Non-controlling interests as of 30 June 2023
636
7
Total equity as of 30 June 2023
87,635
Balance as of 1 January 2022 2
16,250
(4,675)
43,851
5,236
4,653
628
60,662
Acquisition of treasury shares
(3,684)
4
(3,684)
Delivery of treasury shares under share-based compensation

plans
(742)
815
74
Other disposal of treasury shares
(3)
111
4
107
Cancellation of treasury shares related to the 2021

share repurchase program
(1,520)
3,022
(1,502)
0
Share-based compensation expensed in the income statement
384
384
Tax (expense) / benefit
7
7
Dividends
(834)
6
(834)
6
(1,668)
Equity classified as obligation to purchase own shares
(40)
(40)
Translation effects recognized directly in retained earnings
(13)
13
13
0
Share of changes in retained earnings of associates and

joint ventures
0
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
4
3
(3)
4
Total comprehensive income for the period
5,092
(4,093)
(840)
(3,355)
999
of which: net profit / (loss)
4,244
4,244
of which: OCI, net of tax
848
(4,093)
(840)
(3,355)
(3,245)
Balance as of 30 June 2022
2
13,506
(4,412)
46,598
1,152
3,813
(2,713)
56,845
Non-controlling interests as of 30 June 2022
339
Total equity as of 30 June 2022
57,184
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Refer to Note 2 for more information.

4 Includes treasury shares acquired and disposed of by the Investment

Bank in its capacity as a market maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments.
These acquisitions and disposals are reported based on the sum of the net monthly movements.

5 Reflects the cancellation of
62,548,000

shares purchased under UBS’s 2021 share repurchase program as approved by shareholders at the 2023 Annual General

Meeting. Swiss tax law requires Switzerland-domiciled

companies with shares listed on a Swiss stock exchange

to reduce capital contribution reserves by at least
50
% of
the total capital reduction amount

exceeding the nominal value

upon cancellation of the

shares.

6 Reflects the payment of

an ordinary cash dividend

of USD
0.55

per dividend-bearing share in

April 2023 (2022:
USD
0.50

per dividend-bearing share

paid in April 2022).

Swiss tax law

requires Switzerland-domiciled companies

with shares listed on

a Swiss stock

exchange to pay

no more than
50
% of dividends from

capital
contribution reserves, with the remainder required to be paid from retained earnings.

7 Includes an increase of USD
285
m in the second quarter of 2023 due to the acquisition of the Credit Suisse Group.

Second quarter 2023 report |
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

65

Statement of cash flows
Year-to-date
USD m 30.6.23 30.6.22
Cash flow from / (used in) operating activities
Net profit / (loss)
29,915
4,262
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
1,391
1,009
Credit loss expense / (release)
778
25
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(36)
(12)
Deferred tax expense / (benefit)
(35)
350
Net loss / (gain) from investing activities
(84)
(732)
Net loss / (gain) from financing activities
4,843
(14,379)
Negative goodwill
1
(28,925)
Other net adjustments
(1,559)
9,399
Net change in operating assets and liabilities:
2
Amounts due from banks and amounts due to banks
6,017
3,000
Securities financing transactions measured at amortized cost
13,428
10,833
Cash collateral on derivative instruments
(3,409)
(4,699)
Loans and advances to customers and customer deposits
1,772
(13,203)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(7,278)
13,104
Brokerage receivables and payables
(5,141)
8,239
Financial assets at fair value not held for trading and other financial assets and liabilities
6,015
1,706
Provisions and other non-financial assets and liabilities
898
125
Income taxes paid, net of refunds
(925)
(878)
Net cash flow from / (used in) operating activities
17,665
18,150
Cash flow from / (used in) investing activities
Cash and cash equivalents acquired on acquisition of Credit Suisse
1
108,510
Purchase of subsidiaries, associates and intangible assets
1
Disposal of subsidiaries, associates and intangible assets
45
911
Purchase of property, equipment and software
(830)
(761)
Disposal of property, equipment and software
1
3
Purchase of financial assets measured at fair value through other comprehensive income
(2,444)
(2,821)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
2,468
2,291
Purchase of debt securities measured at amortized cost
(7,541)
(8,167)
Disposal and redemption of debt securities measured at amortized cost
4,659
3,914
Net cash flow from / (used in) investing activities
104,869
(4,630)
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
(27,813)
Net issuance (repayment) of short-term debt measured at amortized cost
5,203
(10,440)
Net movements in treasury shares and own equity derivative

activity
(2,136)
(3,521)
Distributions paid on UBS shares
(1,679)
(1,668)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
51,420
48,460
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(49,777)
(36,309)
Net cash flows from other financing activities
(274)
(352)
Net cash flow from / (used in) financing activities
(25,056)
(3,830)
Total cash flow
Cash and cash equivalents at the beginning of the period
195,321
207,875
Net cash flow from / (used in) operating, investing and financing activities
97,478
9,690
Effects of exchange rate differences on cash and cash equivalents
2,960
(9,656)
Cash and cash equivalents at the end of the period
3
295,759
207,909
of which: cash and balances at central banks
4
261,504
190,244
of which: amounts due from banks
21,996
15,786
of which: money market paper
5
12,259
1,880
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
17,243
6,088
Interest paid in cash
11,604
2,675
Dividends on equity investments, investment funds and associates received in cash
6
1,314
1,059
1 Refer to Note 2 for more information about

the acquisition of the Credit Suisse Group.

2 Movements in this section exclude foreign

currency translation and foreign exchange effects,

which are presented within
the Other net adjustments line.

3 USD
5,892
m and USD
4,434
m of cash and cash equivalents (mainly reflected in Amounts due from banks) were restricted as of 30 June 2023 and 30 June 2022, respectively. Refer to “Note 22 Restricted and transferred financial

assets” in the “Consolidated financial statements” section of the

Annual Report 2022 for more information. Cash

and cash equivalents at the end of the

period includes
114,649
m related to Credit Suisse.

4 Includes only balances with an original maturity of

three months or less.

5 Money market paper is included in

the balance sheet under Financial assets at fair value

not held
for trading (30 June 2023: USD
9,270
m; 30 June 2022: USD
1,516
m), Other financial assets measured at amortized cost (30 June 2023: USD
603
m; 30 June 2022: USD
127
m), Financial assets at fair value held for
trading (30 June 2023:

USD
2,386
m; 30 June 2022: USD
58
m), and Financial assets measured

at fair value through

other comprehensive income (30

June 2023: USD
0
m; 30 June 2022:

USD
180
m).

6 Includes
dividends received from associates reported within Net cash flow from / (used in) investing activities.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

66
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)

Note 1

Basis of accounting
Basis of preparation
The consolidated

financial statements

(the financial

statements) of

UBS Group AG and

its subsidiaries

(together,
UBS or the Group) are prepared in accordance with International

Financial Reporting Standards (IFRS), as issued by
the International Accounting Standards

Board (the IASB),

and are presented

in US dollars.

These interim financial
statements are prepared in accordance with

IAS 34,
Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the

UBS Group AG consolidated annual

financial statements for

the period ended 31 December
2022, except

for the

changes described

in this

Note. Note

2 sets

out the

accounting for

the acquisition

of the

Credit
Suisse

Group.

These

interim

financial

statements

are

unaudited

and

should

be

read

in

conjunction

with
UBS Group AG’s

audited

consolidated

financial

statements

in

the

Annual

Report

2022

and

the

“Management
report” sections of this report, including the disclosures in the “Acquisition of Credit Suisse Group” section of this
report. In

the opinion

of management,

all necessary

adjustments have

been made

for a

fair presentation

of the
Group’s financial position, results of operations

and cash flows.
Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to this Note and Note 2, as well as
“Note 1a Material accounting policies” in the “Consolidated financial statements” section of the Annual Report
2022.
IFRS 17, Insurance Contracts
Effective

from

1 January

2023,

UBS

has

adopted

IFRS

17,
Insurance

Contracts
,

which

sets

out

the

accounting
requirements

for

contractual

rights

and

obligations

that

arise

from

insurance

contracts

issued

and

reinsurance
contracts held. The adoption has had no material

effect on the Group’s financial statements.
Amendments to IAS 12 , Income Taxes
In May

2023, the

IASB issued

amendments to

IAS 12
Income Taxes
, whereby,

under an

exception, deferred

tax
assets (DTAs)

and deferred

tax liabilities

(DTLs) will

not be

recognized in

respect of

top-up tax

on income

under
Global Anti-Base Erosion

Rules that is

imposed under tax

law that is enacted

or substantively enacted

to implement
the

Pillar

Two

model

rules

published

by

the

Organisation

for

Economic

Co-operation

and

Development.

This
exception applies

immediately upon

the issuance

of the

amendments and

it is,

therefore, potentially

relevant to
these financial statements and subsequent financial statements. Although countries are starting to implement the rules, the Group did not have any

DTAs or DTLs on 30 June 2023

that had not been recognized as a result of

the
application of

this exception.

The exception

is expected

to be

removed by

the IASB

in due

course, although

the
timing of that has not been specified.
The amendments also introduced new

disclosure requirements in relation to
top-up tax, which will first apply to the Group’s

financial statements for the year ended 31 December

2023.
Other amendments to IFRS
Effective

from

1 January

2023,

UBS

has

adopted

a

number

of

minor

amendments to

IFRS,

which

have

had

no
significant effect on the Group.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

67
Note 1

Basis of accounting (continued)
Incremental accounting policies related to

the transactions and activities associated

with the
acquisition of the Credit Suisse Group
Business combinations
UBS has determined that

the acquisition of the

Credit Suisse Group constitutes

a business combination

under IFRS.
As per

“Note 1a

Material accounting policies,

item 1

Consolidation” in

the “Consolidated financial

statements”
section of the Annual Report 2022, business

combinations are accounted for using the acquisition method.

Under
this method, any excess of the acquisition-date amounts of the identifiable net assets acquired over the fair value
of the consideration

transferred results in

a negative goodwill

that is recognized

in the income

statement on the
date of the acquisition, with transaction costs

expensed as incurred.
Allowances and provisions for expected credit

losses
The Group’s material accounting policies in respect of allowances and provisions for expected credit losses are set out in “Note 1a Material accounting policies, item 2g Allowances and provisions for expected credit losses” in the
“Consolidated financial statements”

section of the Annual

Report 2022. Financial

instruments, acquired through a
business combination

that are

not classified

by the

Group at

fair value

through profit

or loss,

are subject

to the
IFRS 9 expected credit loss (ECL)

requirements. At the date of acquisition,

financial instruments within

the scope of
the ECL requirements that are determined to be credit impaired are treated as purchased credit-impaired financial
instruments,

with all

other financial

instruments that

are not

credit impaired

treated as

stage 1 financial

instruments
on

the basis

that there

has not

been

a

significant increase

in cre

dit risk

(an SICR)

since their

initial recognition.
Consistent with the requirements

of IFRS 3 and IFRS

9, immediately after the

application of the

acquisition method
to the

business combination,

financial instruments that

are not

credit impaired

are classified

as stage 1

financial
instruments and a maximum 12-month ECL

is recognized, resulting in

a carrying amount below their

acquisition-
date fair value.

Significant increase in credit risk
For the

purposes of the

30-days-past-due backstop applied for

the determination of

an SICR for

loans that were
not 30 days past due on

the date of acquisition,

days past due are determined by

counting the number of

days for
which the contractual payments have not

been received since the acquisition date.
Default and credit impairment
For the purposes of

the 90-days-past-due backstop

applied for the determination

of whether default has

occurred,
days past

due are

determined by

counting the

number of

days since

the earliest

elapsed due

date in

respect of
which material payments

of interest,

principal or

fees have not

been received,

even if

that date

was prior

to the
acquisition date.
Goodwill and other separately identifiable

intangible assets

The Group’s material accounting policies in respect of the accounting of goodwill are set out in “Note 1a Material
accounting policies,

item

8

Goodwill” in

the “Consolidated

financial statements”

section

of the

Annual Report
2022.

Separately from

goodwill, UBS

recognizes identifiable

intangible assets

acquired in

a

business

combination that
were not previously recognized in the financial statements

of the acquiree. Amortization of these intangible assets
is recognized on a straight-line basis over their estimated useful life. These assets are tested for impairment at the appropriate cash-generating unit level.
Negative

goodwill,

generally

determined

based

on

the

difference

between

the

provisional

fair

values

for

the
identifiable

assets

acquired

and

liabilities

assumed

and

consideration

transferred,

is

recognized

in

the

income
statement on the acquisition date.
›
Refer to Note 2 for more information
Contingent liabilities recognized in a business

combination
Contingent liabilities recognized in a

business combination are initially measured at

fair value. Subsequently,

they
are

measured

at

the

higher

of

(i) the

initially

recognized

fair

value

less

(when

appropriate)

amortization

in
accordance with

the principles

of IFRS

15 and

(ii) the amount

that would

be recognized

in accordance

with the
requirements for provisions as set out in IAS 37.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

68
Note 1

Basis of accounting (continued)
Currency translation rates
The

table

below

shows

the

rates

of

the

main

currencies

used

to

translate

the

financial

information

of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.23 31.3.23 31.12.22 30.6.22 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
1 CHF
1.12
1.09
1.08
1.05
1.11
1.08
1.04
1.11
1.06
1 EUR
1.09
1.08
1.07
1.05
1.09
1.08
1.06
1.09
1.09
1 GBP
1.27
1.23
1.21
1.22
1.27
1.22
1.25
1.24
1.29
100 JPY
0.69
0.75
0.76
0.74
0.71
0.75
0.76
0.73
0.80
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates.

Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Accordingly, the weighted average rates for the second quarter of 2023 and year-to-date June 2023 consider income and expenses from Credit Suisse’s operations generated

since its acquisition by UBS. Weighted average

rates for individual business divisions may deviate
from the weighted average rates for the Group.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

69

Note 2

Accounting for the acquisition of Credit

Suisse Group
Acquisition of the Credit Suisse Group
For information about

the acquisition of

the Credit Suisse

Group refer to

the “Management

report” sections

of this
report,

including the

disclosures in

the

“Acquisition of

Credit

Suisse

Group”

section.

As

set

out

in

Note 1,

the
acquisition

of

the

Credit

Suisse

Group

constitutes

a

business

combination

under

IFRS

3

and

is

required

to

be
accounted for by applying the acquisition method

of accounting.
As part

of the

acquisition method

of accounting,

the assets

and liabilities

of the

Credit Suisse

Group have

been
converted from US GAAP to IFRS. The most material conversion impact arose from the different derivative netting rules, resulting in an increase in Total

assets of USD
70
bn, with no impact on Equity.

Other conversion adjustments
arose from the

removal of the Swiss

pension surplus and the

different methods used to

calculate expected credit
losses.
›
Refer to Note 3 for more information
›
Refer to Note 8 for more information about the expected credit losses recognized as an additional measurement adjustment following the acquisition date
In addition, the financial assets

and liabilities of the Credit

Suisse Group have been remeasured to

fair value as of
the

acquisition

date,

resulting

in

the

provisional

fair

values

disclosed

on

the

following

page,

with

fair

value
adjustments of USD
2.3
bn recognized on

financial instruments that

are classified at fair

value through profit

or loss
and fair value

adjustments of USD
12.4
bn recognized on

financial instruments at amortized

cost and off-balance
sheet commitments and

guarantees. In particular,

material fair value

adjustments have been

made regarding the
Credit Suisse

Group lending

portfolio, including

mortgages

and corporate

lending, to

bring the

financial

instruments
from amortized cost

to fair

value. The

fair value

adjustments applied to

amortized-cost financial instruments

will
generally accrete to

par over their

expected lives through
Total revenues

in the income

statement if the

instruments
are continued to be held.

›
Refer to Note 9 for more information
Adjustments have also been made to

other asset and liability categories with

new intangible assets of USD
0.9
bn
and

USD
4.5
bn

of

additional

litigation

provisions

and

contingent

liabilities

recognized

as

detailed

below.
Furthermore, Credit Suisse Group goodwill has been derecognized, the fair value of internally generated software has been marked down considering

how other market participants would value

acquired software, and real estate
held and leased has been revalued.
Intangible assets
Included in Intangible assets

is a

fair value

of USD
0.9
bn for

core deposits and

customer relationship intangibles,
which

were

recognized as

part

of

the

acquisition

of the

Credit

Suisse

Group.

These

assets

were

not

previously
recognized in

the financial

statements of

the Credit

Suisse Group.

The core

deposit intangible

asset was

valued
using

the

after-tax

cost

savings

method

under

the

income

approach.

After-tax

cost

savings

were

estimated

by
comparing

the

cost

of

the

existing

deposits

(including

the

cost

of

maintaining

them)

to

the

cost

of

obtaining
alternative funds

from a

mix of

diversified funding

sources available

to market

participants. The

intangible asset
represents the present value of

the after-tax cost savings expected

to be realized over the

remaining useful life of
the deposits. The customer

relationship intangible asset

was valued using the

multi-period excess earnings

method
(an

income-based

valuation

methodology),

by

discounting

estimated

after-tax

excess

earnings

attributable

to
existing

customer

relationships

over

their

remaining

useful

lives.

Both

intangible

asset

valuations

include
assumptions consistent

with how

a market

participant would

estimate fair

values, such

as growth

and attrition

rates
and projected

fee and

interest income,

as well

as related

costs to

service the

relationships

and deposits,

and discount
rates.

Also included in Intangible assets

are mortgage servicing rights (MSRs) of USD
0.4
bn, which represent the right to
perform specified

mortgage servicing

activities on

behalf of third

parties, generating

income through

servicing fees.
The MSRs were valued using a discounted cash

flow model.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

70
Note 2

Accounting for the acquisition of Credit

Suisse Group (continued)
Additional provisions and contingent liabilities
Included

in
Provisions

and

contingent

liabilities

is

USD
4.5
bn

for

additional

litigation

provisions

and

contingent
liabilities,

which

includes

USD
1.5
bn

for

litigation

provisions,

in

addition

to

the

existing

USD
1.3
bn

provision
previously recorded by the Credit Suisse Group, and USD
3
bn contingent liabilities for certain potential obligations
in respect

of litigation,

regulatory and

similar matters

identified in

the purchase

price allocation.

The timing

and
actual

amount

of

outflows

associated

with

litigation

matters

are

uncertain.

UBS

continues

to

assess

the
development

of

these

obligations

and

the

amount

and

timing

of

potential

outflows.

In

addition,

UBS

has

also
recognized USD
4.5
bn for fair value adjustments

on acquired loan commitments

and guarantees recognized

under
IFRS as a

consequence of

the acquisition,

of which USD
4.3
bn is included

in
Provisions and

contingent liabilities

and
USD
0.2
bn is included as fair value loan commitments

within
Derivative financial instruments

liabilities.
›
Refer to Note 15 for more information

The following table summarizes the determination

of the purchase price consideration.

Measure
The Credit Suisse Group ordinary shares outstanding, 12 June 2023 Number of shares (m)
3,949
Exchange ratio (1 to 22.48) Ratio
0.04
UBS ordinary shares Number of shares (m)
176
UBS ordinary share price CHF
18.35
Purchase price consideration, before consideration of share-based compensation awards
CHF m
3,223
Purchase price consideration, before consideration of share-based compensation awards using exchange rate of 1.10
1
USD m
3,547
Impact of share-based compensation awards
2
USD m
162
Purchase price consideration, after consideration of share-based compensation awards USD m
3,710
Settlement of pre-existing relationships USD m
135
Provisional purchase price consideration, after consideration of pre-existing relationships USD m
3,845
Net cash and cash equivalents acquired with the Credit Suisse

Group (included in cash flows from investing activities)
USD m
108,510
of which: cash and balances at central banks USD m
93,012
of which: amounts due from banks USD m
12,601
of which: money market paper USD m
2,897
1 The purchase

price consideration is

reflected as a

reduction to treasury

shares of the

Group at their

weighted average cost,

with the difference

between the fair

value of UBS

shares on the

closing date and the
weighted average cost

of treasury shares

in the UBS

Group balance sheet

on closing date

taken as

an adjustment to

share premium. As

of 12 June

2023, this resulted

in a total

purchase price of

approximately
USD
3.7
bn, based on the UBS

Group AG share price on 12

June 2023.

2 Represents the value of

share-based compensation awards outstanding to Credit

Suisse employees attributable to the service

period completed
on the date of acquisition.
The

acquisition

of

the

Credit

Suisse

Group

on

12 June

2023

resulted

in

provisional

negative

goodwill

of
USD
28.9
bn. The

negative goodwill

represents

the difference

between the

fair values

for the

identifiable assets
acquired

and liabilities

assumed, except

for amounts

related

to leases

and employee

benefits,

which have

been
determined by

applying the

requirements in

IFRS 16 and

IAS 19, respectively,

and consideration

transferred. The
negative

goodwill

has

been

recognized

as

of

the

acquisition

date

in

the

income

statement

on

a

separate

line,
Negative

goodwill
,

following

the

requirements

in

IFRS 3,
Business

Combinations
.

The

pre-tax

gain

arising

from
negative goodwill on the acquisition of the Credit Suisse

Group did not result in any tax expense.
The provisional

fair value

measurement of

identifiable assets

acquired and

liabilities assumed,

as well

as, among
other

things,

the

IFRS

9

classifications

of

the

acquired

assets

and

liabilities,

may

be

adjusted

following
management’s finalization of its acquisition date fair value estimates,

as allowed by IFRS 3 for

a maximum of one
year from the acquisition date.

The fair values are

considered provisional,

given the short period

of time available
since the acquisition

closed on 12 June

2023 and may

change if new

information about facts and

circumstances
existing on the date of the acquisition is obtained within the measurement period and if material, will be reported
retrospectively.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

71
Note 2

Accounting for the acquisition of Credit

Suisse Group (continued)

USD m Acquisition date value
Purchase price consideration, after consideration of share-based compensation awards
3,710
The Credit Suisse Group net assets at fair value
Assets
Cash and balances at central banks
93,012
Amounts due from banks
13,590
Receivables from securities financing transactions
26,194
Cash collateral receivables on derivative instruments
20,878
Loans and advances to customers
261,839
Other financial assets measured at amortized cost
13,440
Total financial assets measured at amortized cost
1
428,954
Financial assets at fair value held for trading
35,046
Derivative financial instruments
62,162
Brokerage receivables
366
Financial assets at fair value not held for trading
61,305
Total financial assets measured at fair value through profit or loss
158,879
Financial assets measured at fair value through other comprehensive income 1
0
Investments in associates
1,657
Property, equipment and software
6,055
Intangible assets
1,287
Deferred tax assets
942
Other non-financial assets
6,892
Total assets
604,667
Liabilities
Amounts due to banks
107,617
Payables from securities financing transactions
11,911
Cash collateral payables on derivative instruments
10,939
Customer deposits
183,119
Debt issued measured at amortized cost
110,491
Other financial liabilities measured at amortized cost
7,992
Total financial liabilities measured at amortized cost
432,070
Financial liabilities at fair value held for trading
5,711
Derivative financial instruments
66,091
Brokerage payables designated at fair value
316
Debt issued designated at fair value
44,909
Other financial liabilities designated at fair value
7,574
Total financial liabilities measured at fair value through profit or loss
124,601
Provisions and contingent liabilities
11,052
Other non-financial liabilities
3,888
Total liabilities
571,611
Non-controlling interests
(285)
Fair value of net assets acquired
32,771
Settlement of pre-existing relationships
135
Provisional negative goodwill resulting from the acquisition
28,925
1 Refer to Note 8 for information about credit quality of financial assets, including purchased credit-impaired

(PCI) positions.
With the acquisition date of 12 June 2023, for convenience the Credit

Suisse Group was consolidated with effect
from 31 May 2023, as

the effect of transactions

and activities in the

period from 31 May 2023

to 12 June 2023 on
the consolidated financial statements was

not material.
UBS incurred certain

acquisition-related costs

to effect the acquisition.

These consist primarily

of advisory, legal

and
consulting fees.

These costs

were expensed

as incurred. A

total of

USD
0.2
bn has

been included

in
General and
administrative expenses

in the income statement in the first

six months of 2023.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

72
Note 2

Accounting for the acquisition of Credit

Suisse Group (continued)
From the date

of acquisition until 30 June

2023, the Credit Suisse

Group contributed USD
1.2
bn of net

revenues
and an overall

net loss of

USD
1.2
bn to the

net profit of the

UBS Group. For

illustration purposes, the pro

forma
net

revenues

and

net

loss

for

UBS

Group

if

the

business

combination

had

taken

place

on

1 January

2023

are
estimated as USD
24.0
bn and USD
0.9
bn, respectively, in

the first half

of 2023. This

pro forma information

is based
on the actual

six-month result of the

consolidated UBS Group, as

reported (including one month of

Credit Suisse
results),

plus the Credit Suisse US

GAAP result for the first

five months of 2023, adjusted for

the estimated effect
of conversion to

IFRS and

reflection of effects

from purchase price

allocation adjustments under

IFRS 3,
Business
Combinations
. The

pro forma

net revenues

and net

loss additionally

exclude the

impact from

negative goodwill
recognized from

the acquisition

of the

Credit Suisse

Group of

USD
28.9
bn, and

certain items

recognized by

the
Credit Suisse Group in

2023 prior to the acquisition

date, including a gain from

the write-down of additional

tier 1
capital notes of

USD
16.4
bn, a goodwill

impairment charge, mostly

related to Wealth

Management (Credit

Suisse),
of USD
1.4
bn and a gain from the reversal

of contingent compensation award accrual of USD
0.4
bn. These items
are considered non-recurring

and therefore not representative

of the normal course

of business. The pro forma

net
revenues and net

loss do

not purport to

represent what UBS’s

actual results of

operations would have

been had
the transaction occurred

on the date

indicated, nor are

they necessarily indicative of

future results of

operations.
The pro forma net

revenues and net loss

also do not consider

any potential impacts of current

market conditions
on

revenues,

assets

or

liabilities.

Nor

do

they

reflect

expense

efficiencies,

asset

dispositions

or

business
reorganizations that

are

or

may

be

contemplated, or

any

cost

or

revenue

synergies, including

further

potential
restructuring actions, associated with combining

UBS and Credit Suisse.

Segment reporting
An overview

of how

UBS’s businesses

are organized

globally into

business divisions

and Group

Functions is

provided
in “Note

2a Segment reporting”

in the

“Consolidated financial statements” section

of the

Annual Report 2022.
Credit

Suisse’s business

is organized

globally into

five reporting

segments (Wealth

Management (Credit

Suisse),
Swiss Bank (Credit Suisse), Asset Management (Credit Suisse), the Investment Bank (Credit Suisse)

and the Capital
Release Unit

(Credit Suisse))

and Corporate

Center (Credit

Suisse). The

Group continues

to assess

to which

segments
certain

products,

portfolios

and

services

associated

with

the

acquisition

of

the

Credit

Suisse

Group

should

be
allocated. Consequently, classifications

and segment

allocations may

change in

the future,

during the

measurement
period as defined in IFRS 3.
›
Refer to the “Credit Suisse business divisions and Corporate Center” section of this report for more information about the Credit Suisse business divisions and Corporate Center
Pre-existing relationships

As of 12 June 2023, UBS had the following pre-existing

relationships with the Credit Suisse Group.

USD m
Cash collateral receivables on derivative instruments
7
Derivative financial instruments
1,476
Debt instruments issued by the Credit Suisse Group and held

by UBS
98
Total assets
1,581
Cash collateral payables on derivative instruments
572
Derivative financial instruments
813
Total liabilities
1,385
Treasury shares
(61)
Total equity
(61)
Total net pre-existing relationships
135
Such balances are eliminated in the consolidated

financial statements.
Retention awards of

approximately USD
0.5
bn were offered

to selected employees

of the Credit Suisse

Group prior
to

the

acquisition

date

to

support

the

completion of

the

transaction

and

the

early

phase

of

integration. These
awards were contingent on

the completion of the acquisition

and are delivered
50
% in cash (in general vesting
60
days from the completion of the

acquisition) and
50
% in shares (in general

vesting on the first anniversary of

the
completion of

the acquisition).

Vesting

periods are

longer for

certain

regulated employees.

Expenses associated
with

these

awards

are

recognized

between

the

date

of

acquisition

and

the

applicable

vesting

dates

and

were
USD
84
m in the second quarter of 2023.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

73
Note 3

Segment reporting
As

of

30 June

2023,

the

Credit

Suisse

business

divisions

represented

separate

reportable

segments

in

the

UBS
Group, which are managed and reported on a pre-tax basis. Credit Suisse’s business is organized globally into five reporting segments

(Wealth Management

(Credit Suisse),

Swiss Bank

(Credit Suisse),

Asset Management

(Credit
Suisse),

the Investment

Bank

(Credit

Suisse) and

the Capital

Release Unit

(Credit

Suisse))

and

Corporate Center
(Credit

Suisse).

Beginning

with

the

third

quarter

of

2023,

we

will

report

five

business

divisions,

Global

Wealth
Management, Personal & Corporate Banking,

Asset Management,

the Investment Bank and Non-core and

Legacy,
and we will separately report Group Items.
›
Refer to the “Consolidated financial statements” section of the Annual Report 2022 for more information about
UBS’s business divisions and Group Functions
The information provided

for the Credit

Suisse business divisions

and Corporate Center

in the

tables below is

on
the

basis

of

US

generally accepted

accounting

principles

(US

GAAP)

as

of

or

for

the

one-month

period

ended
30 June

2023.

When

acquisition

accounting

was

performed

under

IFRS

3,
Business

Combinations
,

upon

the
acquisition of the Credit Suisse Group by UBS, certain effects resulted in a consequential impact for the US GAAP
reporting of

Credit Suisse.

For the

purpose of

the segment

reporting below,

the US

GAAP information

for the

Credit
Suisse business

divisions and

Corporate Center

has been

adjusted to

remove effects

that overlap

with amounts
already

accounted

for

as

part

of

the

acquisition,

e.g.,

aligning

fair

value

methodologies,

changes

in

litigation
provisions, software and goodwill impairment. A

reconciliation from US GAAP to

international financial reporting
standards (IFRS) for the Credit Suisse business

divisions and Corporate Center has been provided

within this note.
Information for the UBS business divisions

and Group Functions is provided on

an IFRS basis.
Income statement

Reconciliation of aggregated segment results for UBS and Credit Suisse to UBS Group result – for the six month period ended 30 June 2023
USD m
UBS business divisions

and Group Functions

(IFRS)
Credit Suisse business
divisions

and Corporate Center

(US GAAP,

adjusted)
1
Reconciliation from

US GAAP to IFRS for

Credit Suisse business
divisions

and Corporate Center
Negative goodwill from
the acquisition of Credit
Suisse (IFRS) UBS Group (IFRS)
For the six months ended 30 June 2023
Total revenues
17,128
743
413
18,284
Negative goodwill
28,925
28,925
Credit loss expense / (release)
54
101
623
778
Operating expenses
14,055
1,807
(166)
15,696
Operating profit / (loss) before tax
3,019
(1,165)
(44)
28,925
30,735
Tax expense / (benefit)
820
Net profit / (loss)
29,915
1 Represents the Credit Suisse

business division result for

June 2023 as presented

to the Chief Operating

Decision Maker (the

UBS Group Executive Board).

The US GAAP information

for the Credit Suisse

business
divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning fair value methodologies, changes in litigation provisions, software and goodwill impairment.

UBS business divisions and Group Functions (IFRS) – For the six month period ended 30 June 2023
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank Group Functions Total
For the six months ended 30 June 2023
Total revenues
9,528
2,681
1,001
4,241
(323)
17,128
Credit loss expense / (release)
20
26
0
8
0
54
Operating expenses
7,182
1,376
818
3,618
1,062
14,055
Operating profit / (loss) before tax
2,325
1,279
184
615
(1,385)
3,019
Tax expense / (benefit)
807
Net profit / (loss)
2,212

Credit Suisse business divisions and Corporate Center (US GAAP,

adjusted) – For the month ended 30 June 2023
1
USD m
Wealth
Management Swiss Bank
Asset

Management
Investment
Bank
Capital Release
Unit
Corporate
Center
Total
For the month ended 30 June 2023
Total revenues
323
339
91
102
28
(140)
743
Credit loss expense / (release)
7
67
2
(3)
28
0
101
Operating expenses
427
264
103
715
198
100
1,807
Operating profit / (loss) before tax
(111)
8
(14)
(610)
(198)
(240)
(1,165)
1 Represents the Credit Suisse

business division result for

June 2023 as presented

to the Chief Operating

Decision Maker (the

UBS Group Executive Board).

The US GAAP information

for the Credit Suisse

business
divisions and Corporate Center has been adjusted to remove effects that overlap with amounts already accounted for as part of the acquisition, e.g., aligning fair value methodologies, changes in litigation provisions, software and goodwill impairment.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

74
Note 3

Segment reporting (continued)

Breakdown of reconciling items from US GAAP to IFRS for Credit Suisse business divisions and Corporate Center – For the month ended 30 June 2023
USD m
Conversion from
US GAAP to IFRS
(excluding PPA
accretion)
of which: ECL
adjustment
of which: Share-

based
compensation

of which:
other
Accretion of
Purchase Price
Allocation (PPA)
adjustments Total
For the month ended 30 June 2023
Total revenues
44
44
369
413
Credit loss expense / (release)
623
623
0
623
Operating expenses
(166)
(130)
(36)
0
(166)
Operating profit / (loss) before tax
(413)
(623)
130
80
369
(44)

Reconciliation from segment results to UBS Group result – For the six month period ended 30 June 2022
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management Investment Bank Group Functions UBS
For the six months ended 30 June 2022
1
Total revenues
9,581
2,144
1,950
5,003
(379)
18,299
Credit loss expense / (release)
(10)
57
0
(24)
2
25
Operating expenses
7,124
1,246
817
3,688
54
12,929
Operating profit / (loss) before tax
2,467
841
1,133
1,339
(436)
5,344
Tax expense / (benefit)
1,082
Net profit / (loss)
4,262
1 Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2022 for more information about the Group's reporting segments.
Total assets

Reconciliation of segment assets to UBS Group total assets – As at 30 June 2023 and as at 31 December 2022
USD m
30.6.23 31.12.22
UBS business divisions and Group Functions (IFRS)
1,142,419
1,104,364
Global Wealth Management
375,118
388,530
Personal & Corporate Banking
241,539
235,226
Asset Management
19,083
17,348
Investment Bank
363,004
391,320
Group Functions
143,676
71,940
Credit Suisse business divisions and Corporate Center (US GAAP)

1
544,367
Wealth Management
106,729
Swiss Bank
211,218
Asset Management
1,716
Investment Bank
96,575
Capital Release Unit
74,843
Corporate Center
53,286
Reconciliation from US GAAP to IFRS for Credit Suisse business divisions and Corporate Center
56,125
of which: conversion from US GAAP to IFRS for derivative netting
69,705
of which: IFRS 3 PPA fair value adjustments on financial assets measured at amortized cost

2
(8,428)
of which: IFRS 3 PPA adjustments to other assets

2
1,972
UBS vs Credit Suisse eliminations
(64,132)
UBS Group total assets (IFRS)
1,678,780
1,104,364
1 Represents

the Credit

Suisse business

division as

of 30

June 2023

as presented

to the

Chief Operating

Decision Maker

(the UBS

Group Executive

Board).

2 Refer

to Note

2 for

more information

about the
components of the IFRS 3 purchase price allocation adjustments.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

75
Note 4

Net interest income

For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Interest income from loans and deposits
1
6,247
4,106
1,886
10,353
3,546
Interest income from securities financing transactions measured at amortized cost
2
1,004
766
209
1,769
327
Interest income from other financial instruments measured

at amortized cost
282
259
118
540
191
Interest income from debt instruments measured at fair

value through other comprehensive income
26
23
6
48
47
Interest income from derivative instruments designated as cash flow hedges

(457)
(376)
160
(833)
413
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
7,101
4,777
2,380
11,878
4,525
Interest expense on loans and deposits
3
3,024
1,994
262
5,018
401
Interest expense on securities financing transactions measured at amortized cost
4
616
365
288
981
512
Interest expense on debt issued
2,205
1,429
498
3,635
893
Interest expense on lease liabilities
35
26
22
61
45
Total interest expense from financial instruments measured at amortized cost
5,880
3,814
1,070
9,695
1,852
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
1,221
962
1,310
2,183
2,673
Net interest income from financial instruments measured at fair value through profit or loss and other
493
425
355
918
763
Total net interest income
1,713
1,388
1,665
3,101
3,436
1 Consists of interest income from cash and balances at central banks,

loans and advances to banks and customers, and cash

collateral receivables on derivative instruments,

as well as negative interest on amounts
due to banks,

customer deposits, and

cash collateral payables

on derivative instruments.

2 Includes interest income

on receivables from

securities financing transactions

and negative interest,

including fees,

on
payables from securities financing transactions.

3 Consists of interest expense

on amounts due to banks,

cash collateral payables on

derivative instruments, and

customer deposits, as well

as negative interest on
cash and balances at central banks, loans and

advances

to banks, and cash collateral receivables on derivative instruments.

4 Includes interest expense on payables from securities financing transactions and negative
interest, including fees, on receivables from securities financing transactions.

Note 5

Net fee and commission income

For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Underwriting fees
153
127
111
280
283
M&A and corporate finance fees
199
178
220
378
456
Brokerage fees
930
880
869
1,809
1,946
Investment fund fees
1,196
1,178
1,233
2,374
2,620
Portfolio management and related services
2,485
2,210
2,298
4,695
4,761
Other
719
479
492
1,199
993
Total fee and commission income
1
5,682
5,053
5,224
10,735
11,061
of which: recurring
3,808
3,413
3,593
7,221
7,453
of which: transaction-based
1,864
1,616
1,621
3,480
3,579
of which: performance-based
10
24
10
34
29
Fee and commission expense
507
447
450
954
934
Net fee and commission income
5,175
4,606
4,774
9,781
10,127
1 Reflects third-party fee and commission income

for the second quarter of 2023 of

USD
3,134
m for Global Wealth Management (first quarter of

2023: USD
3,145
m; second quarter of 2022: USD
3,281
m), USD
465
m
for Personal & Corporate Banking

(first quarter of 2023: USD
449
m; second quarter of 2022: USD
421
m), USD
673
m for Asset Management (first quarter

of 2023: USD
687
m; second quarter of 2022: USD
720
m),
USD
731
m for the Investment Bank (first

quarter of 2023: USD
770
m; second quarter of 2022:

USD
801
m) and USD
4
m for Group Functions (first

quarter of 2023: USD
3
m; second quarter of 2022: USD
1
m). Also
includes third-party fee and commission income for the second quarter of 2023 from Credit Suisse of USD
675
m.

Note 6

Personnel expenses

For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Salaries and variable compensation
1
4,804
3,885
3,786
8,689
7,954
of which: variable compensation – financial advisors
2
1,110
1,111
1,122
2,222
2,342
Contractors
77
70
80
147
163
Social security
294
279
218
572
503
Post-employment benefit plans
261
236
199
497
448
Other personnel expenses
215
151
139
366
274
Total personnel expenses
5,651
4,620
4,422
10,271
9,343
1 Includes role-based

allowances.

2 Consists of

cash and deferred compensation

awards and is

based on compensable

revenues and firm tenure

using a formulaic approach.

It also includes

expenses related to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

76
Note 7

General and administrative expenses

For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Outsourcing costs
311
248
227
559
454
Technology costs
414
322
286
735
576
Consulting, legal and audit fees
351
181
144
532
272
Real estate and logistics costs
207
142
152
349
298
Market data services
151
113
101
264
207
Marketing and communication
89
52
61
140
101
Travel and entertainment
73
54
46
126
67
Litigation, regulatory and similar matters
1
69
721
221
790
278
Other
304
232
133
536
325
Total general and administrative expenses
1,968
2,065
1,370
4,033
2,578
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15b for more information.

Note 8

Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss expenses in the second

quarter of 2023 were USD
740
m, reflecting USD
644
m net credit loss
expenses related

to stage 1

and

2

positions, USD
77
m net

credit loss

expenses related

to stage 3

positions and
USD
19
m related to purchased credit-impaired (PCI)

positions.

Stage 1 and 2

net expenses

included: scenario-related

net releases

of USD
42
m for

UBS AG’s business

divisions; net
expenses of

USD
27
m from

model changes

for UBS AG’s

business divisions,

mainly in

Personal &

Corporate Banking
and

the

Investment Bank;

and

additional net

expenses of

USD
5
m

from

book

quality

and

size

changes, mainly
across

the

corporate

and

real

estate

lending

portfolios

of

Personal

&

Corporate

Banking

and

Global

Wealth
Management. In addition, USD
654
m net expenses

were recognized for

the initial recognition of

ECL allowances
and provisions for

purchased non-credit-impaired

Credit Suisse AG portfolios.

Recognition of expected

credit losses
is

required

by

IFRS

9

as

a

subsequent

measurement

adjustment

after

recognizing

on

the

acquisition

date

the
respective assets

and commitments

at fair

value, as

part of

the purchase

price allocation

under IFRS

3. The

purchased
non-credit-impaired Credit Suisse AG positions are classified as stage 1 at initial recognition. Stage 2 positions

and
UBS

Group

ECL

will

increase,

ceteris

paribus,

as

and

when

credit

risk

of

transactions

significantly

deteriorates
compared to the acquisition

date of Credit Suisse

on 12 June

2023, at which date

respective exposures were fair
valued as part of the purchase price allocation.
Stage 3

net

credit

loss

expenses

were

USD
77
m,

driven

by

net

expenses

of

USD
21
m

in

Personal

&

Corporate
Banking, which were primarily due to a single commodity trade finance client (USD
11
m), as well as net expenses
on

various

corporate

lending

positions.

Credit

Suisse AG

contributed

USD
51
m

net

expenses,

related

to
counterparties that

defaulted after

the acquisition

date,

mainly driven

by one

real-estate-related client

in the

Capital
Release Unit

of

USD
44
m, as

well

as USD
19
m on

PCI positions

due

to remeasurements

of

positions that

were
already defaulted at the acquisition date.

›
Refer to Note 2 for more information about accounting under IFRS 3, Business Combinations
›
Refer to Note 1 for more information

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

77
Note 8

Expected credit loss measurement (continued)

Credit loss expense / (release)
USD m Stages 1 and 2 Stage 3
Purchased

credit-impaired

(PCI) Total
For the quarter ended 30.6.23
Global Wealth Management
(4)
9
5
Personal & Corporate Banking
(11)
21
10
Asset Management
0
0
0
Investment Bank
5
(4)
1
Group Functions
0
0
0
Subtotal UBS
(10)
26

16
Wealth Management (Credit Suisse)
143
0
7
149
Swiss Bank (Credit Suisse)
217
7
0
224
Asset Management (Credit Suisse)
1
0
0
1
Investment Bank (Credit Suisse)
189
0
12
200
Capital Release Unit (Credit Suisse)
104
44
0
148
Corporate Center (Credit Suisse)
2
0
0
2
Subtotal Credit Suisse
654
51
19
724
1
Total
644
77
19
740
For the quarter ended 31.3.23
Global Wealth Management
15
0
15
Personal & Corporate Banking
15
0
16
Asset Management
0
0
0
Investment Bank
(5)
12
7
Group Functions
0
0
0
Total
26
12
38
For the quarter ended 30.6.22
Global Wealth Management
(8)
6
(3)
Personal & Corporate Banking
26
8
35
Asset Management
0
0
0
Investment Bank
(2)
(26)
(28)
Group Functions
0
2
2
Total
16
(9)
7
1 Includes credit loss expense of USD
101
m included into the segment reporting for Credit Suisse business divisions and Corporate Center (US GAAP,

adjusted), and USD
623
m credit loss expense to reconcile Credit
Suisse business divisions and Corporate Center to IFRS. Please refer also to Note 3.

b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and

political conditions prevailing

in the second

quarter of 2023 through

a series
of governance meetings, with input and feedback from

UBS Risk and Finance experts across the business divisions
and regions. ECLs

for Credit Suisse

AG positions were

calculated based

on Credit Suisse

AG’s models, including

the
same scenario and scenario weight inputs as

for UBS’s existing business activity.

The baseline scenario was updated with the latest macroeconomic forecasts as of 30 June 2023. The assumptions on

a

calendar-year basis

are included

in

the table

below and

imply a

broadly unchanged

economic outlook

for
2023, in the

Eurozone and Switzerland, and

more optimistic projections for

the US. Compared

with the baseline
used in the

first quarter

of 2023, the

house price forecasts

for the US

and the Eurozone

in 2023 are

less pessimistic,
although the baseline is slightly more pessimistic

for Switzerland.
At the beginning of the second

quarter of 2023, UBS replaced the global crisis scenario applied at year-end 2022
and at the

end of the

first quarter of

2023 with the

mild debt crisis

scenario. Recent

economic, market and

political
developments suggest

that the scenario

suite should

be rebalanced by

reintroducing a mild

downside scenario.

The
mild debt

crisis scenario

covers similar

risks, but

the assumptions

are milder

than the

global crisis

scenario. Therefore,
the scenario is

less severe.

It assumes

that political,

solvency and

liquidity concerns

cause a sell-off

of sovereign

debt
in

emerging

markets

and

the

peripheral

Eurozone.

The

global

economy

and

financial

markets

are

negatively
affected, and central banks are assumed to ease

their monetary policy.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

78
Note 8

Expected credit loss measurement (continued)
The stagflationary

geopolitical crisis

scenario and

the asset

price inflation

scenario were

updated based

on the

latest
market

data,

but

the

assumptions

remain

broadly

unchanged.

Refer

to

the

table

below

for

the

scenarios

and
weights applied.
UBS kept scenario weights in

line with those applied in

the first quarter of

2023, with a
15
% weight assigned to
the mild debt crisis scenario instead of the

global crisis scenario, which it replaced.
UBS applied the same scenarios and scenario

weights for the acquired Credit Suisse

Group portfolios.
Post-model adjustments
Total

stage 1 and 2

allowances and provisions

amounted to USD
1,199
m as of

30 June 2023 and

included post-
model adjustments

for UBS

AG’s business

divisions of

USD
131
m (31 March

2023: USD
128
m), as

uncertainty levels
remained

high,

including

the

geopolitical

situation.

Allowances

and

provisions

related

to

the

Credit

Suisse AG
portfolio include post-model adjustments

of USD
102
m, mostly related to the further calibration of model

outputs
in certain segments with UBS’s model outputs.

Comparison of shock factors
Baseline
Key parameters 2022 2023 2024
Real GDP growth (annual percentage change)
US

2.1
1.4
0.1
Eurozone
3.5
0.8
1.0
Switzerland
2.1
0.9
1.3
Unemployment rate (%, annual average)
US

3.6
3.7
5.1
Eurozone
6.7
6.7
6.9
Switzerland
2.2
2.2
2.5
Fixed income: 10-year government bonds (%, Q4)
USD
3.9
3.7
3.6
EUR
2.6
2.3
2.2
CHF
1.6
1.0
0.9
Real estate (annual percentage change, Q4)

US

7.4
(1.9)
2.1
Eurozone
2.8
(1.2)
1.8
Switzerland
3.9
(0.5)
(1.0)
Economic scenarios and weights applied
Assigned weights in %
ECL scenario
30.6.23 31.3.23 30.6.22
Asset price inflation
0.0
0.0
0.0
Baseline
60.0
60.0
55.0
Severe Russia–Ukraine conflict scenario – –
25.0
Mild debt crisis

15.0
– –
Stagflationary geopolitical crisis
25.0
25.0
–
Global crisis

–
15.0
20.0

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

79
Note 8

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.

USD m 30.6.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
261,587
261,475
32
0
79
(10)
0
(10)
0
0
Loans and advances to banks
24,392
24,208
157
0
27
(11)
(10)
(1)
0
0
Receivables from securities financing transactions measured at amortized cost
86,538
86,538
0
0
0
(1)
(1)
0
0
0
Cash collateral receivables on derivative instruments
54,314
54,314
0
0
0
0
0
0
0
0
Loans and advances to customers
651,770
630,086
17,204
1,850
2,630
(1,369)
(613)
(173)
(556)
(28)
of which: Private clients with mortgages
255,322
244,894
9,358
783
287
(173)
(61)
(87)
(23)
(2)
of which: Real estate financing
92,890
88,669
4,088
10
122
(63)
(41)
(23)
0
0
of which: Large corporate clients
32,162
28,883
1,292
387
1,601
(417)
(207)
(29)
(157)
(24)
of which: SME clients
29,595
27,649
1,293
436
218
(314)
(91)
(21)
(203)
0
of which: Lombard
168,713
168,596
0
42
75
(32)
(15)
0
(17)
0
of which: Credit cards
1,939
1,502
403
34
0
(39)
(8)
(11)
(21)
0
of which: Commodity trade finance
4,950
4,917
0
15
19
(124)
(20)
0
(104)
0
of which: Ship / aircraft financing
9,478
9,234
166
22
56
(69)
(67)
(2)
0
0
of which: Consumer financing
3,140
3,056
0
0
84
(30)
(30)
0
0
0
Other financial assets measured at amortized cost
64,928
64,364
377
153
35
(109)
(37)
(7)
(62)
(3)
of which: Loans to financial advisors
2,588
2,287
174
126
0
(55)
(6)
(2)
(47)
0
Total financial assets measured at amortized cost
1,143,528
1,120,985
17,770
2,003
2,770
(1,501)
(662)
(190)
(618)
(31)
Financial assets measured at fair value through other comprehensive income
2,217
2,217
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,145,746
1,123,203
17,770
2,003
2,770
(1,501)
(662)
(190)
(618)
(31)
of which: Credit Suisse
2
431,559
428,684
0
104
2,770
(540)
(457)
0
(52)
(31)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
38,463
37,345
921
118
79
(66)
(40)
(7)
(17)
(1)
of which: Large corporate clients
8,358
7,553
690
79
36
(19)
(16)
(2)
0
0
of which: SME clients
4,170
3,928
167
38
37
(20)
(10)
(1)
(9)
2
of which: Financial intermediaries and hedge funds

12,874
12,859
15
0
0
(11)
(8)
(3)
0
0
of which: Lombard
4,752
4,752
0
1
0
(1)
0
0
(1)
0
of which: Commodity trade finance
2,200
2,200
0
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
124,281
121,789
2,076
78
338
(225)
(186)
(38)
(2)
0
of which: Large corporate clients
77,160
75,044
1,731
52
333
(198)
(165)
(31)
(2)
0
Forward starting reverse repurchase and securities borrowing agreements
4,972
4,972
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
168,556
166,754
1,739
63
0
(74)
(65)
(9)
0
0
of which: Real estate financing
17,107
16,850
258
0
0
(12)
(12)
0
0
0
of which: Large corporate clients
4,790
4,624
158
7
0
(6)
(3)
(3)
0
0
of which: SME clients
24,601
24,381
179
40
0
(42)
(39)
(3)
0
0
of which: Lombard
82,491
82,491
0
1
0
0
0
0
0
0
of which: Credit cards
9,762
9,274
484
4
0
(7)
(6)
(2)
0
0
Irrevocable committed prolongation of existing loans
4,362
4,353
7
2
0
(3)
(2)
0
0
0
Total off-balance sheet financial instruments and other credit lines
340,634
335,213
4,743
261
417
(367)
(293)
(54)
(19)
(1)
Total allowances and provisions
(1,868)
(955)
(244)
(637)
(32)
of which: Credit Suisse
2
225,021
224,604
0
0
417
(731)
(648)
0
(52)
(32)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2

Refer to Note 2 for more information about the acquisition of
Credit Suisse Group.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

80
Note 8

Expected credit loss measurement (continued)
Loans and advances to customers of USD
651,770
m include USD
262,025
m from Credit Suisse AG.
Breakout: Loans and advances to customers

of Credit Suisse AG

USD m 30.6.23
Carrying amount
1
ECL allowances
Loans and advances to customers Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Loans and advances to customers
262,025
259,291
0
104
2,630
(511)
(431)
0
(52)
(28)
of which: Private clients with mortgages
91,763
91,450
0
25
287
(18)
(17)
0
0
(2)
of which: Real estate financing
42,835
42,710
0
4
122
(20)
(20)
0
0
0
of which: Large corporate clients
18,718
17,090
0
27
1,601
(239)
(170)
0
(44)
(24)
of which: SME clients
17,114
16,873
0
23
218
(59)
(59)
0
0
0
of which: Lombard
44,202
44,127
0
0
75
(6)
(6)
0
0
0
of which: Commodity trade finance
2,757
2,738
0
0
19
(14)
(14)
0
0
0
of which: Financial intermediaries and hedge funds

18,910
18,904
0
5
2
(34)
(34)
0
0
0
of which: Sovereigns and public non-profit organizations
1,153
1,152
0
0
1
(4)
(4)
0
0
0
of which: Ship / aircraft financing
8,033
7,977
0
0
56
(64)
(64)
0
0
0
of which: Consumer financing
3,140
3,056
0
0
84
(30)
(30)
0
0
0
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

Credit

Suisse AG

had

allowances and

provisions

for defaulted

positions

of

USD
1.1
bn

immediately prior

to

the
acquisition date. UBS

recognized these purchased

credit-impaired (PCI) positions

on its balance

sheet with their

fair
value as at

the acquisition date,

and as required by

IFRS, no additional

expected credit loss

allowances or provisions
were recognized for them on that date.
›
Refer to Note 2 for more information about accounting under IFRS 3, Business Combinations

USD m 31.3.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
144,183
144,144
39
0
(12)
0
(12)
0
Loans and advances to banks
14,901
14,857
45
0
(6)
(5)
0
0
Receivables from securities financing transactions
60,010
60,010
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
32,726
32,726
0
0
0
0
0
0
Loans and advances to customers
390,130
371,966
16,573
1,591
(804)
(152)
(180)
(472)
of which: Private clients with mortgages
159,409
149,701
8,999
709
(171)
(43)
(103)
(25)
of which: Real estate financing
48,672
45,159
3,504
8
(42)
(18)
(24)
0
of which: Large corporate clients
12,943
11,216
1,408
320
(139)
(20)
(16)
(102)
of which: SME clients
13,610
11,781
1,437
392
(243)
(29)
(25)
(189)
of which: Lombard
128,960
128,903
0
57
(26)
(9)
0
(17)
of which: Credit cards
1,831
1,418
381
32
(37)
(8)
(10)
(20)
of which: Commodity trade finance
3,053
3,022
20
10
(96)
(5)
0
(91)
Other financial assets measured at amortized cost
49,179
48,661
372
146
(84)
(17)
(6)
(61)
of which: Loans to financial advisors
2,571
2,323
121
127
(54)
(6)
(2)
(46)
Total financial assets measured at amortized cost
691,130
672,365
17,028
1,737
(908)
(176)
(198)
(534)
Financial assets measured at fair value through other comprehensive income
2,241
2,241
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
693,370
674,606
17,028
1,737
(908)
(176)
(198)
(534)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,670
21,670
887
113
(54)
(13)
(8)
(33)
of which: Large corporate clients
3,476
2,733
668
75
(19)
(2)
(3)
(14)
of which: SME clients
1,368
1,197
133
38
(11)
(1)
(1)
(9)
of which: Financial intermediaries and hedge funds

13,076
13,037
38
0
(11)
(8)
(4)
0
of which: Lombard
2,171
2,170
0
1
(1)
0
0
(1)
of which: Commodity trade finance
1,815
1,815
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,775
37,261
2,400
114
(113)
(57)
(56)
0
of which: Large corporate clients
23,294
21,263
1,948
83
(95)
(47)
(49)
0
Forward starting reverse repurchase and securities borrowing agreements
4,748
4,748
0
0
0
0
0
0
Unconditionally revocable loan commitments
41,071
39,307
1,724
40
(44)
(36)
(8)
0
of which: Real estate financing
8,226
8,037
188
0
(6)
(6)
0
0
of which: Large corporate clients
4,496
4,284
205
7
(5)
(3)
(2)
0
of which: SME clients
4,898
4,656
214
28
(21)
(18)
(3)
0
of which: Lombard
8,166
8,165
0
1
0
0
0
0
of which: Credit cards
9,567
9,078
486
3
(7)
(5)
(2)
0
of which: Commodity trade finance
370
370
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,161
4,126
33
2
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
112,425
107,112
5,044
269
(214)
(108)
(72)
(33)
Total allowances and provisions
(1,121)
(284)
(271)
(567)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

81
Note 8

Expected credit loss measurement (continued)

USD m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
169,445
169,402
44
0
(12)
0
(12)
0
Loans and advances to banks
14,792
14,792
1
0
(6)
(5)
(1)
0
Receivables from securities financing transactions
67,814
67,814
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
35,032
35,032
0
0
0
0
0
0
Loans and advances to customers
387,220
370,095
15,587
1,538
(783)
(129)
(180)
(474)
of which: Private clients with mortgages
156,930
147,651
8,579
699
(161)
(27)
(107)
(28)
of which: Real estate financing
46,470
43,112
3,349
9
(41)
(17)
(23)
0
of which: Large corporate clients
12,226
10,733
1,189
303
(130)
(24)
(14)
(92)
of which: SME clients
13,903
12,211
1,342
351
(251)
(26)
(22)
(203)
of which: Lombard
132,287
132,196
0
91
(26)
(9)
0
(17)
of which: Credit cards
1,834
1,420
382
31
(36)
(7)
(10)
(19)
of which: Commodity trade finance
3,272
3,261
0
11
(96)
(6)
0
(90)
Other financial assets measured at amortized cost
2
53,264
52,704
413
147
(86)
(17)
(6)
(63)
of which: Loans to financial advisors
2,611
2,357
128
126
(59)
(7)
(2)
(51)
Total financial assets measured at amortized cost
727,568
709,839
16,044
1,685
(889)
(154)
(199)
(537)
Financial assets measured at fair value through other comprehensive income
2
2,239
2,239
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
729,807
712,078
16,044
1,685
(889)
(154)
(199)
(537)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,167
19,805
2,254
108
(48)
(13)
(9)
(26)
of which: Large corporate clients
3,663
2,883
721
58
(26)
(2)
(3)
(21)
of which: SME clients
1,337
1,124
164
49
(5)
(1)
(1)
(3)
of which: Financial intermediaries and hedge funds

11,833
10,513
1,320
0
(12)
(8)
(4)
0
of which: Lombard
2,376
2,376
0
1
(1)
0
0
(1)
of which: Commodity trade finance
2,121
2,121
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,996
37,531
2,341
124
(111)
(59)
(52)
0
of which: Large corporate clients
23,611
21,488
2,024
99
(93)
(49)
(45)
0
Forward starting reverse repurchase and securities borrowing agreements
3,801
3,801
0
0
0
0
0
0
Unconditionally revocable loan commitments
41,390
39,521
1,833
36
(40)
(32)
(8)
0
of which: Real estate financing
8,711
8,528
183
0
(6)
(6)
0
0
of which: Large corporate clients
4,578
4,304
268
5
(4)
(1)
(2)
0
of which: SME clients
4,723
4,442
256
26
(19)
(16)
(3)
0
of which: Lombard
7,855
7,854
0
1
0
0
0
0
of which: Credit cards
9,390
8,900
487
3
(7)
(5)
(2)
0
of which: Commodity trade finance
327
327
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,696
4,600
94
2
(2)
(2)
0
0
Total off-balance sheet financial instruments and other credit lines
112,050
105,258
6,522
270
(201)
(106)
(69)
(26)
Total allowances and provisions
(1,091)
(259)
(267)
(564)
1 The carrying amount of financial assets

measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Effective 1 April 2022, a portfolio of assets previously

classified as
Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 10a for more information.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

82
Note 8

Expected credit loss measurement (continued)
The table below

provides information about

the ECL gross

exposure and the ECL

coverage ratio for

UBS’s core loan
portfolios (i.e.,
Loans and

advances to

customers
and

Loans to

financial advisors
) and

relevant off-balance

sheet
exposures.
Cash and balances at

central banks
,
Loans and advances

to banks
,
Receivables from securities

financing
transactions ,
Cash

collateral

receivables

on

derivative

instruments

and
Financial

assets

measured

at

fair

value
through other comprehensive income

are not included in the table below, due to their lower sensitivity to

ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio 30.6.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
255,495
244,955
9,445
806
289
7
2
92
6
291
53
Real estate financing
92,953
88,710
4,111
11
122
7
5
55
7
71
0
Total real estate lending
348,448
333,665
13,556
817
410
7
3
80
6
288
36
Large corporate clients
32,579
29,090
1,320
544
1,625
128
71
217
78
2,894
148
SME clients
29,909
27,740
1,313
639
217
105
33
157
38
3,180
0
Total corporate lending
62,488
56,830
2,634
1,183
1,841
117
52
187
58
3,049
126
Lombard
168,745
168,611
0
59
75
2
1
0
1
2,872
24
Credit cards
1,978
1,510
413
55
0
199
53
255
97
3,821
0
Commodity trade finance
5,074
4,937
0
118
19
244
41
351
41
8,769
5
Ship / aircraft financing
9,542
9,298
166
22
56
72
72
111
73
0
1
Consumer financing
3,170
3,086
0
0
84
96
98
0
98
222
32
Other loans and advances to customers
55,139
54,019
773
174
173
21
14
47
15
1,740
156
Loans to financial advisors
2,643
2,293
177
173
0
208
24
140
33
2,707
0
Total other lending
246,291
243,754
1,529
602
406
19
9
121
10
3,636
78
Total
1
657,227
634,249
17,719
2,602
2,658
22
10
99
12
2,318
105
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
9,284
8,950
324
11
0
4
3
22
4
60
0
Real estate financing
18,031
17,751
280
0
0
7
7
0
7
0
0
Total real estate lending
27,315
26,701
603
11
0
6
6
0
6
60
0
Large corporate clients
90,393
87,307
2,580
138
369
25
21
141
25
132
5
SME clients
32,494
31,955
400
95
43
23
18
257
21
994
0
Total corporate lending
122,887
119,262
2,980
233
412
24
20
156
24
482
0
Lombard
91,235
91,234
0
1
0
0
0
0
0
6,718
0
Credit cards
9,763
9,274
484
4
0
7
6
37
8
0
0
Commodity trade finance
5,833
5,833
0
0
0
6
6
0
6
0
0
Ship / aircraft financing
1,731
1,731
0
0
0
4
3
0
4
0
0
Consumer financing
301
301
0
0
0
34
34
0
34
0
0
Financial intermediaries and hedge funds
46,786
46,406
380
0
0
3
3
90
3
0
0
Other off-balance sheet commitments
29,854
29,541
296
11
6
8
4
95
5
6,408
4,244
Total other lending
185,502
184,320
1,160
17
6
3
2
71
2
4,774
4,215
Total
2
335,704
330,283
4,743
261
417
11
9
114
10
737
22
Total on- and off-balance sheet
3
992,931
964,532
22,462
2,862
3,075
18
9
103
12
2,173
94
1 Includes Loans and advances to customers and Loans to financial advisors which are presented on the balance sheet line Other financial assets measured at amortized cost.

2 Excludes Forward starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

83
Note 8

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio 31.3.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
159,580
149,744
9,102
734
11
3
113
9
344
Real estate financing
48,714
45,177
3,529
8
9
4
69
9
22
Total real estate lending
208,294
194,921
12,631
742
10
3
101
9
341
Large corporate clients
13,082
11,236
1,424
422
106
18
115
29
2,424
SME clients
13,853
11,811
1,461
581
175
25
168
41
3,253
Total corporate lending
26,936
23,047
2,886
1,003
142
22
142
35
2,904
Lombard
128,985
128,912
0
74
2
1
0
1
2,286
Credit cards
1,868
1,426
391
52
201
56
255
99
3,793
Commodity trade finance
3,149
3,028
20
101
305
18
11
17
9,001
Other loans and advances to customers
21,702
20,785
825
92
23
9
24
10
3,117
Loans to financial advisors
2,626
2,329
123
174
206
26
145
32
2,659
Total other lending
158,330
156,479
1,360
492
17
3
101
4
4,109
Total
1
393,560
374,447
16,876
2,237
22
4
108
9
2,319
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,377
6,163
212
3
6
5
28
6
340
Real estate financing
9,298
9,101
197
0
7
8
0
7
0
Total real estate lending
15,675
15,263
409
3
6
7
0
6
340
Large corporate clients
31,375
28,390
2,821
165
38
18
190
34
830
SME clients
7,674
7,124
470
80
55
30
245
44
1,114
Total corporate lending
39,049
35,514
3,290
245
41
21
198
36
923
Lombard
12,456
12,455
0
1
1
1
0
1
0
Credit cards
9,567
9,078
486
3
8
6
36
8
0
Commodity trade finance
2,187
2,187
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
17,260
16,781
479
0
8
5
80
8
0
Other off-balance sheet commitments
11,483
11,086
380
17
18
7
66
9
0
Total other lending
52,953
51,587
1,345
22
8
5
60
6
0
Total
2
107,677
102,364
5,044
269
20
11
143
17
1,232
Total on- and off-balance sheet
3
501,237
476,811
21,920
2,506
21
6
116
10
2,202
1 Includes Loans and advances

to customers and Loans

to financial advisors which

are presented on the

balance sheet line Other

financial assets measured at

amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

Coverage ratios for core loan portfolio 31.12.22
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
157,091
147,678
8,686
727
10
2
123
9
381
Real estate financing
46,511
43,129
3,372
9
9
4
70
9
232
Total real estate lending
203,602
190,807
12,059
736
10
2
108
9
379
Large corporate clients
12,356
10,757
1,204
395
105
22
120
32
2,325
SME clients
14,154
12,237
1,364
553
177
22
161
36
3,664
Total corporate lending
26,510
22,994
2,567
949
144
22
142
34
3,106
Lombard
132,313
132,205
0
108
2
1
0
1
1,580
Credit cards
1,869
1,427
393
50
190
46
256
91
3,779
Commodity trade finance
3,367
3,266
0
101
285
18
0
18
8,901
Other loans and advances to customers
20,342
19,525
748
68
21
7
38
8
3,769
Loans to financial advisors
2,670
2,364
130
176
221
28
124
33
2,870
Total other lending
160,561
158,787
1,270
503
16
3
114
4
4,016
Total
1
390,672
372,588
15,896
2,188
22
4
114
8
2,398
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,535
6,296
236
3
5
4
18
4
1,183
Real estate financing
10,054
9,779
275
0
6
7
0
6
0
Total real estate lending
16,589
16,075
511
3
6
6
2
6
1,288
Large corporate clients
32,126
28,950
3,013
163
38
18
165
32
1,263
SME clients
7,122
6,525
499
98
47
30
214
43
304
Total corporate lending
39,247
35,475
3,513
260
40
20
172
34
903
Lombard
12,919
12,918
0
1
2
1
0
1
0
Credit cards
9,390
8,900
487
3
7
5
36
7
0
Commodity trade finance
2,459
2,459
0
0
3
3
0
3
0
Financial intermediaries and hedge funds
15,841
14,177
1,664
0
9
7
25
9
0
Other off-balance sheet commitments
11,803
11,454
346
3
11
8
68
9
0
Total other lending
52,412
49,907
2,498
7
7
5
33
6
0
Total
2
108,249
101,457
6,522
270
19
10
106
16
980
Total on- and off-balance sheet
3
498,921
474,045
22,418
2,458
21
5
112
10
2,242
1 Includes Loans and advances

to customers and Loans to

financial advisors, which are

presented on the balance sheet

line Other financial assets

measured at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

84
Note 9

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the first six months of 2023,

and for Credit Suisse for the period

between the acquisition date and

30 June
2023, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2, and were held for the entire reporting period were not material.

Determination of fair values from quoted market

prices or valuation techniques
1
30.6.23 31.3.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
117,863
30,122
3,113
151,098
104,793
11,865
1,099
117,757
96,241
10,138
1,488
107,866
of which: Equity instruments
96,546
1,330
454
98,329
87,723
295
177
88,194
83,074
789
126
83,988
of which: Government bills / bonds
13,586
11,865
67
25,518
8,902
1,534
23
10,460
5,496
950
18
6,464
of which: Investment fund units
6,123
773
146
7,043
7,187
536
10
7,733
6,673
596
61
7,330
of which: Corporate and municipal bonds
1,592
11,310
995
13,897
977
7,449
442
8,867
976
6,363
541
7,880
of which: Loans
0
2,854
1,045
3,899
0
1,812
329
2,141
0
1,179
628
1,807
of which: Asset-backed securities
15
1,970
406
2,391
4
239
118
360
22
261
114
397
Derivative financial instruments
1,072
181,900
2,978
185,949
879
112,064
1,309
114,251
769
147,875
1,464
150,108
of which: Foreign exchange
576
73,686
425
74,686
515
51,731
3
52,249
575
84,881
2
85,458
of which: Interest rate
0
62,950
761
63,711
0
36,339
398
36,737
0
39,345
460
39,805
of which: Equity / index
1
38,544
1,108
39,652
1
21,180
578
21,759
1
21,542
653
22,195
of which: Credit
0
4,802
580
5,382
0
944
309
1,253
0
719
318
1,038
of which: Commodities
7
1,686
28
1,720
0
1,780
20
1,800
0
1,334
30
1,365
Brokerage receivables
0
21,537
0
21,537
0
21,025
0
21,025
0
17,576
0
17,576
Financial assets at fair value not held for trading
31,358
71,889
15,358
118,605
32,279
30,713
3,834
66,826
26,572
29,498
3,725
59,796
of which: Financial assets for unit-linked
investment contracts
14,802
171
0
14,973
14,004
97
0
14,101
13,071
1
0
13,072
of which: Corporate and municipal bonds
61
12,673
359
13,093
86
13,601
241
13,928
35
14,101
230
14,366
of which: Government bills / bonds
16,144
3,976
0
20,120
17,824
3,140
0
20,965
13,103
3,638
0
16,741
of which: Loans
0
10,395
7,861
18,256
0
3,706
810
4,516
0
3,602
736
4,337
of which: Securities financing transactions
0
43,798
109
43,907
0
9,670
108
9,779
0
7,590
114
7,704
of which: Auction rate securities
0
0
1,321
1,321
0
0
1,321
1,321
0
0
1,326
1,326
of which: Investment fund units
321
516
683
1,519
295
498
288
1,081
307
566
190
1,063
of which: Equity instruments
29
227
3,092
3,348
70
0
879
949
57
0
792
849
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
65
2,152
0
2,217
60
2,181
0
2,241
57
2,182
0
2,239
of which: Commercial paper and certificates
of deposit
0
1,926
0
1,926
0
1,921
0
1,921
0
1,878
0
1,878
of which: Corporate and municipal bonds
65
217
0
282
60
233
0
293
57
278
0
335
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
5,794
0
0
5,794
4,506
0
0
4,506
4,471
0
0
4,471
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
1
89
90
0
0
109
109
0
0
110
110
Total assets measured at fair value
156,152
307,601
21,538
485,291
142,516
177,847
6,351
326,714
128,110
207,269
6,788
342,166
of which: Credit Suisse
3
15,168
121,363
14,769
151,301

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

85
Note 9

Fair value measurement (continued)

Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.6.23 31.3.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
33,231
6,983
150
40,364
28,332
5,941
101
34,374
23,578
5,823
114
29,515
of which: Equity instruments
22,984
311
83
23,378
19,411
370
58
19,839
16,521
352
78
16,951
of which: Corporate and municipal bonds
32
5,639
61
5,731
33
4,610
38
4,681
36
4,643
27
4,707
of which: Government bills / bonds
9,159
957
0
10,115
7,919
728
0
8,647
5,880
706
1
6,587
of which: Investment fund units
1,057
46
3
1,106
969
204
3
1,176
1,141
84
3
1,229
Derivative financial instruments
1,007
186,797
5,343
193,147
967
113,051
2,095
116,113
640
152,582
1,684
154,906
of which: Foreign exchange
591
75,856
132
76,580
529
52,706
33
53,267
587
87,897
24
88,508
of which: Interest rate
0
61,690
355
62,045
0
34,317
360
34,677
0
37,429
116
37,545
of which: Equity / index
0
41,569
3,714
45,284
1
23,207
1,365
24,573
0
24,963
1,184
26,148
of which: Credit
2
5,629
605
6,235
0
1,057
286
1,343
0
920
279
1,199
of which: Commodities
6
1,685
37
1,728
0
1,592
33
1,625
0
1,309
52
1,361
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
43,852
0
43,852
0
43,911
0
43,911
0
45,085
0
45,085
Debt issued designated at fair value
0
105,951
19,099
125,050
0
66,748
10,485
77,233
0
63,111
10,527
73,638
Other financial liabilities designated at fair value
0
33,097
3,025
36,122
0
25,180
579
25,758
0
29,547
691
30,237
of which: Financial liabilities related to unit-
linked investment contracts
0
15,124
0
15,124
0
14,243
0
14,243
0
13,221
0
13,221
of which: Securities financing transactions
0
13,295
0
13,295
0
9,707
0
9,707
0
15,333
0
15,333
of which: Over-the-counter debt instruments
and others
0
4,678
3,025
7,703
0
1,230
579
1,809
0
993
691
1,684
Total liabilities measured at fair value
34,238
376,680
27,616
438,534
29,299
254,831
13,260
297,390
24,219
296,148
13,015
333,381
of which: Credit Suisse
3
4,442
103,921
13,284
121,646
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are

measured at the lower of their net carrying amount or

fair value less costs to sell.

3 Refer to Note 2
for more information about the acquisition of the Credit Suisse Group.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

86
Note 9

Fair value measurement (continued)
b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss
when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or

when the

transaction is

closed out.

In accordance

with IFRS,

no day-1

profit or

loss reserves

were
recognized on

positions acquired with

the Credit

Suisse Group

and no

significant new positions

were originated
between the acquisition date and 30 June

2023.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.6.23 31.3.23 30.6.22 30.6.23 30.6.22
Reserve balance at the beginning of the period
399
422
425
422
418
Profit / (loss) deferred on new transactions
78
91
86
169
161
(Profit) / loss recognized in the income statement
(75)
(113)
(58)
(188)
(127)
Foreign currency translation
(1)
0
(1)
(1)
(1)
Reserve balance at the end of the period
402
399
451
402
451
The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.

Other valuation adjustment reserves on the

balance sheet
As of
USD m 30.6.23 31.3.23 31.12.22
Own credit adjustments on financial liabilities designated at fair value

1
142
624
556
of which: debt issued designated at fair value
46
495
453
of which: other financial liabilities designated at fair value
96
129
103
Credit valuation adjustments

2
(151)
(33)
(33)
Funding / Debit valuation adjustments

3
(172)
(101)
(46)
Other valuation adjustments
(2,911)
(801)
(839)
of which: liquidity
(1,905)
(299)
(311)
of which: model uncertainty
(1,005)
(502)
(529)

1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes

2 Amount does not include reserves against defaulted counterparties.

3 Amount includes debit valuation
adjustments.

Own

credit

adjustments on

financial

liabilities designated

at

fair

value includes

a

life-to-date

loss

of USD
221
m
attributable

to

Credit

Suisse.

Credit

valuation

adjustments

includes

USD
117
m

from

Credit

Suisse

Group

and
Funding / Debit valuation

adjustments includes

USD
73
m from

Credit Suisse

Group. Liquidity

and model

uncertainty
adjustments in Credit Suisse amount to USD
1,630
m and USD
555
m respectively.
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 June 2023

and unobservable, and a range of values

for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and
liabilities held by the Group.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 20 Fair
value measurement” in the “Consolidated financial

statements” section of the Annual

Report 2022.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

87
Note 9

Fair value measurement (continued)

Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.23 31.12.22
USD bn 30.6.23 31.12.22 30.6.23 31.12.22 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held

for trading
Corporate and municipal
bonds
1.4
0.8
0.1
0.0
Relative value to
market comparable Bond price equivalent
4
101
94
14
112
85
points
Discounted expected
cash flows Discount margin
200
391
376
412
412
basis
points
Traded loans,

loans
measured at fair value,
loan commitments and
guarantees
9.2
1.7
0.0
0.0
Relative value to
market comparable Loan price equivalent
0
140
87
30
100
97
points
Discounted expected
cash flows Credit spread
60
3,263
347
200
200
200
basis
points
Market comparable
and securitization
model Credit spread
165
1,544
349
145
1,350
322
basis
points
Option model Gap risk
5
0
2
0
%
Auction rate securities
1.3
1.3
Discounted expected
cash flows Credit spread
115
209
156
115
196
144
basis
points
Investment fund units
3
0.8
0.3
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
3.5
0.9
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
19.1
10.5
Other financial liabilities
designated at fair value
3.0
0.7
Discounted expected
cash flows Funding spread
25
175
23
175
basis
points
Derivative financial instruments
Interest rate
0.8
0.5
0.3
0.1
Option model Volatility of interest rates
55
161
75
143
basis
points
Volatility of inflation
0
6
%
IR-to-IR correlation
(1)
100
%
Credit
0.6
0.3
0.7
0.3
Discounted expected
cash flows
Credit spreads

5
538
9
565
basis
points
Bond price equivalent
3
281
3
277
points
Recovery rates
6
1
100
%
Option model
Credit spreads

17
707
basis
points
Equity / index
1.1
0.7
3.8
1.2
Option model Equity dividend yields
0
10
0
20
%
Volatility of equity stocks,
equity and other indices
4
138
4
120
%
Equity-to-FX correlation
(40)
84
(29)
84
%
Equity-to-equity correlation
(25)
100
(25)
100
%
1 The ranges of significant unobservable inputs are represented in points, percentages and basis points.

Points are a percentage of par (e.g., 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative financial instruments and were calculated by weighting inputs based on the

fair values of the respective instruments. Weighted averages are not provided for inputs related

to Other financial liabilities
designated at fair value

and Derivative financial instruments,

as this would not

be meaningful.

3 The range

of inputs is not

disclosed, as there is

a dispersion of

values given the diverse

nature of the investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of

which have embedded

derivative parameters

that are considered

to be unobservable.

The

equivalent derivative instrument

parameters for debt

issued or embedded

derivatives for over-the-counter

debt
instruments are presented in

the respective derivative

financial instruments lines in

this table.

5 Gap risk is

risk of unexpected large

declines in the underlying

values occurring between

collateral settlement dates.

6 Recovery rate reflects the estimated recovery that will be realized given expected defaults, they may vary significantly depending upon the specific assets and terms of each transaction.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

88
Note 9

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation

uncertainty based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters

are
not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.6.23 31.3.23 31.12.22
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value, loan commitments and guarantees
325
(234)
12
(13)
19
(12)
Securities financing transactions
37
(37)
27
(29)
33
(37)
Auction rate securities
44
(44)
45
(45)
46
(46)
Asset-backed securities
48
(47)
29
(27)
27
(27)
Equity instruments
483
(397)
188
(164)
183
(161)
Investment fund units
127
(129)
29
(30)
19
(21)
Interest rate derivatives, net
221
(111)
20
(13)
18
(12)
Credit derivatives, net
75
(67)
3
(5)
3
(4)
Foreign exchange derivatives, net
6
(6)
4
(5)
10
(5)
Equity / index derivatives, net
646
(614)
371
(338)
361
(330)
Other
296
(292)
63
(74)
20
(41)
Total
2,308
(1,978)
791
(744)
738
(696)
of which: Credit Suisse
2
1,578
(1,312)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred at the beginning of the year.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

89
Note 9

Fair value measurement (continued)

Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Credit
Suisse
Level 3
assets and
liabilities
acquired
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the six months ended 30 June 2023
2
Financial assets at fair value held for
trading
1.5
2.2
(0.5)
(0.5)
0.5
(1.1)
0.7
0.0
0.1
(0.3)
0.0
3.1
of which: Investment fund units
0.1
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.1
of which: Corporate and municipal
bonds
0.5
1.1
(0.4)
(0.4)
0.3
(0.6)
0.0
0.0
0.0
(0.0)
0.0
1.0
of which: Loans
0.6
0.2
0.0
0.0
0.0
(0.3)
0.7
0.0
0.0
(0.2)
0.0
1.0
Derivative financial instruments –
assets
1.5
1.4
(0.1)
(0.1)
0.0
(0.0)
0.5
(0.3)
0.1
(0.2)
0.0
3.0
of which: Interest rate
0.5
0.2
0.1
0.1
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.8
of which: Equity / index
0.7
0.5
(0.1)
(0.1)
0.0
(0.0)
0.3
(0.2)
0.0
(0.2)
(0.0)
1.1
of which: Credit
0.3
0.2
(0.0)
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
(0.0)
0.0
0.6
Financial assets at fair value not held
for trading
3.7
11.6
(0.1)
(0.2)
0.7
(0.5)
0.0
(0.0)
0.1
(0.1)
0.0
15.4
of which: Loans
0.7
7.1
(0.1)
(0.1)
0.4
(0.1)
0.0
(0.0)
0.0
(0.1)
(0.0)
7.9
of which: Auction rate securities
1.3
0.0
0.0
0.0
0.0
(0.0)
0.0
0.0
0.0
0.0
0.0
1.3
of which: Equity instruments
0.8
2.1
(0.0)
(0.0)
0.2
(0.1)
0.0
0.0
0.0
0.0
0.0
3.1
Derivative financial instruments –
liabilities
1.7
2.8
0.6
0.5
0.0
(0.0)
0.8
(0.4)
0.1
(0.3)
0.0
5.3
of which: Interest rate
0.1
0.2
0.0
0.0
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
0.4
of which: Equity / index
1.2
1.7
0.5
0.5
0.0
(0.0)
0.6
(0.3)
0.0
(0.1)
0.0
3.7
of which: Credit
0.3
0.3
0.0
0.0
0.0
(0.0)
0.1
(0.0)
0.1
(0.2)
(0.0)
0.6
Debt issued designated at fair value
10.5
8.5
0.4
0.4
0.0
0.0
2.4
(2.5)
0.6
(0.8)
(0.0)
19.1
Other financial liabilities designated at
fair value
0.7
2.1
0.0
0.0
0.0
0.0
0.2
(0.1)
0.0
(0.0)
(0.0)
3.0

For the six months ended 30 June 2022
Financial assets at fair value held for
trading
2.3
(0.1)
(0.2)
0.3
(1.3)
1.0
0.0
0.1
(0.3)
(0.0)
1.9
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.0
of which: Corporate and municipal
bonds
0.6
(0.0)
(0.0)
0.2
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.7
of which: Loans
1.4
(0.1)
(0.1)
0.0
(1.2)
1.0
0.0
0.0
(0.2)
(0.0)
1.0
Derivative financial instruments –
assets
1.1
0.5
0.6
0.0
0.0
0.5
(0.4)
0.2
(0.2)
(0.0)
1.8
of which: Interest rate
0.5
0.1
0.1
0.0
0.0
0.0
(0.1)
0.1
(0.1)
(0.0)
0.4
of which: Equity / index
0.4
0.3
0.3
0.0
0.0
0.2
(0.2)
0.0
(0.0)
(0.0)
0.7
of which: Credit
0.2
0.1
0.1
0.0
0.0
0.2
(0.0)
0.1
0.0
0.0
0.6
Financial assets at fair value not held
for trading
4.2
0.1
0.1
0.6
(0.6)
0.0
(0.0)
0.0
(0.1)
(0.1)
4.2
of which: Loans
0.9
(0.0)
(0.0)
0.5
(0.2)
0.0
0.0
0.0
(0.1)
(0.0)
1.0
of which: Auction rate securities
1.6
0.1
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
of which: Equity instruments
0.7
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.0
(0.0)
0.7
Derivative financial instruments –
liabilities
2.2
(0.6)
(0.6)
0.0
0.0
0.9
(0.8)
0.1
(0.1)
(0.1)
1.7
of which: Interest rate
0.3
(0.2)
(0.2)
0.0
0.0
0.1
(0.0)
0.0
0.0
(0.0)
0.1
of which: Equity / index
1.5
(0.3)
(0.3)
0.0
0.0
0.6
(0.7)
0.0
(0.1)
(0.0)
1.1
of which: Credit
0.3
(0.1)
(0.1)
0.0
0.0
0.1
0.0
0.1
(0.0)
(0.0)
0.4
Debt issued designated at fair value
14.2
(2.5)
(2.3)
0.0
0.0
4.2
(2.7)
0.7
(1.5)
(0.4)
12.0
Other financial liabilities designated at
fair value
0.8
(0.0)
(0.0)
0.0
0.0
0.2
(0.1)
0.0
(0.0)
(0.0)
0.9
1 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income.

2 Total Level 3 assets as of 30 June 2023 were USD
21.5
bn (31 December
2022: USD
6.8
bn). Total Level 3 liabilities as of 30 June 2023 were USD
27.6
bn (31 December 2022: USD
13.0
bn).

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

90
Note 9

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 20 Fair Value measurement” in the “Consolidated financial statements”
section of the Annual Report 2022.

Financial instruments not measured at fair value
30.6.23 31.3.23 31.12.22
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks
261.6
261.6
144.2
144.2
169.4
169.4
Amounts due from banks
24.4
24.3
14.9
15.0
14.8
14.8
Receivables from securities financing transactions measured at amortized cost
86.5
86.6
60.0
60.0
67.8
67.8
Cash collateral receivables on derivative instruments
54.3
54.3
32.7
32.6
35.0
35.0
Loans and advances to customers
651.8
639.3
390.1
378.5
387.2
374.9
Other financial assets measured at amortized cost
64.9
62.5
49.2
47.2
53.3
50.8
Liabilities
Amounts due to banks
99.2
99.2
13.6
13.6
11.6
11.6
Payables from securities financing transactions measured at amortized cost
22.3
22.3
9.9
9.9
4.2
4.2
Cash collateral payables on derivative instruments
41.4
41.4
32.2
32.2
36.4
36.4
Customer deposits
712.5
712.3
505.6
504.9
525.1
524.8
Debt issued measured at amortized cost
230.9
229.9
116.3
113.7
114.6
113.5
Other financial liabilities measured at amortized cost
1
13.6
13.7
7.0
7.0
6.2
6.2
1 Excludes lease liabilities.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

91
Note 10

Derivative instruments
a) Derivative instruments

As of 30.6.23, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate
63.7
62.0
3,788
3
25,438
Credit derivatives
5.4
6.2
379
Foreign exchange
74.7
76.6
7,350
82
Equity / index
39.7
45.3
1,192
497
Commodities
1.7
1.7
159
23
Other
4
0.8
1.3
140
Total derivative financial instruments, based on IFRS netting
5
185.9
193.1
13,010
26,040
of which: Credit Suisse
6
63.2
66.7
2,804
10,689
Further netting potential not recognized on the balance

sheet
7
(170.0)
(174.9)
of which: netting of recognized financial liabilities / assets
(140.0)
(140.0)
of which: netting with collateral received / pledged
(30.0)
(34.9)
Total derivative financial instruments, after consideration of further netting potential
15.9
18.2
As of 31.3.23, USD bn
Derivative financial instruments
Interest rate
36.7
34.7
2,345
13,842
Credit derivatives
1.3
1.3
86
Foreign exchange
52.2
53.3
6,610
56
Equity / index
21.8
24.6
932
76
Commodities
1.8
1.6
146
19
Other
4
0.4
0.6
106
Total derivative financial instruments, based on IFRS netting
5
114.3
116.1
10,224
13,993
Further netting potential not recognized on the balance

sheet
7
(105.4)
(104.3)
of which: netting of recognized financial liabilities / assets
(84.9)
(84.9)
of which: netting with collateral received / pledged
(20.5)
(19.4)
Total derivative financial instruments, after consideration of further netting potential
8.8
11.8
As of 31.12.22, USD bn
Derivative financial instruments
Interest rate
39.8
37.5
2,080
11,255
Credit derivatives
1.0
1.2
74
Foreign exchange
85.5
88.5
6,080
40
Equity / index
22.2
26.1
886
63
Commodities
1.4
1.4
132
18
Other
4
0.2
0.1
50
Total derivative financial instruments, based on IFRS netting
5
150.1
154.9
9,302
11,376
Further netting potential not recognized on the balance

sheet
7
(139.4)
(137.1)
of which: netting of recognized financial liabilities / assets
(110.9)
(110.9)
of which: netting with collateral received / pledged
(28.5)
(26.2)
Total derivative financial instruments, after consideration of further netting potential
10.7
17.8
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional values

of the netted derivative

financial instruments are still

presented on a gross

basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either

a central counterparty or an

exchange and settled on a

daily basis (except for

OTC derivatives settled through collateralized-to-market arrangements, which are presented under

Derivative
financial assets and Derivative financial liabilities). The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral

payables on

derivative instruments

and was

not material for

all periods

presented.

3 Includes USD
225
bn related to

OTC derivatives

settled through collateralized-to-market

arrangements.

4 Includes mainly Loan commitments measured

at FVTPL, as well as

unsettled purchases and sales of

non-derivative financial instruments for which

the changes in the fair

value between trade date

and settlement
date are recognized as

derivative financial instruments.

5 Financial assets and liabilities

are presented net on

the balance sheet if UBS

has the unconditional and

legally enforceable right to

offset the recognized
amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

6 Refer to Note 2 for more information

about the acquisition of the Credit Suisse Group.

7 Reflects the netting potential in accordance

with enforceable master netting and similar arrangements
where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual
Report 2022 for more information.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

92
Note 10

Derivative instruments (continued)
b) Cash collateral on derivative instruments

USD bn
Receivables
30.6.23
Payables
30.6.23
Receivables
31.3.23
Payables
31.3.23
Receivables
31.12.22
Payables
31.12.22
Cash collateral on derivative instruments, based on IFRS netting
1
54.3
41.4
32.7
32.2
35.0
36.4
of which: Credit Suisse
2
19.3
10.0
Further netting potential not recognized on the balance

sheet
3
(34.1)
(26.7)
(18.6)
(17.3)
(22.9)
(21.9)
of which: netting of recognized financial liabilities / assets
(30.4)
(22.9)
(15.6)
(14.3)
(20.9)
(20.0)
of which: netting with collateral received / pledged
(3.8)
(3.8)
(3.0)
(3.0)
(1.9)
(1.9)
Cash collateral on derivative instruments, after consideration of further netting potential
20.2
14.7
14.1
14.9
12.1
14.5
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable right

to offset the recognized amounts,

both in the normal course of business

and in the
event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2 Refer to Note 2 for more information
about the acquisition of the Credit Suisse Group.

3 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance
sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.

Note 11

Other assets and liabilities

a) Other financial assets measured at

amortized cost

USD m 30.6.23 31.3.23 31.12.22
Debt securities
43,664
40,646
44,594
Loans to financial advisors
2,588
2,571
2,611
Fee- and commission-related receivables
2,774
1,927
1,812
Finance lease receivables
5,868
1,345
1,315
Settlement and clearing accounts

811
542
1,175
Accrued interest income
2,746
1,300
1,259
Other
6,477
847
499
Total other financial assets measured at amortized cost
64,928
49,179
53,264
of which: Credit Suisse
1
12,841
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
b) Other non-financial assets

USD m 30.6.23 31.3.23 31.12.22
Precious metals and other physical commodities

5,794
4,506
4,471
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
3,006
2,235
2,205
Prepaid expenses
3,138
1,265
1,076
Current tax assets

1,331
167
182
VAT,

withholding tax and other tax receivables
1,279
1,733
1,286
Properties and other non-current assets held for sale
485
370
369
Other
1,885
681
578
Total other non-financial assets
16,919
10,958
10,166
of which: Credit Suisse
2
6,971
1 Refer to Note 15 for more information.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
c) Other financial liabilities measured at

amortized cost

USD m 30.6.23 31.3.23 31.12.22
Other accrued expenses
3,653
1,895
1,760
Accrued interest expenses
4,639
1,920
1,949
Settlement and clearing accounts
1,931
1,548
1,075
Lease liabilities
5,810
3,294
3,334
Other

3,370
1,634
1,457
Total other financial liabilities measured at amortized cost
19,403
10,292
9,575
of which: Credit Suisse
1
7,415
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
d) Other financial liabilities designated at

fair value

USD m 30.6.23 31.3.23 31.12.22
Financial liabilities related to unit-linked investment contracts
15,124
14,243
13,221
Securities financing transactions
13,295
9,707
15,333
Over-the-counter debt instruments and other
7,703
1,809
1,684
Total other financial liabilities designated at fair value
36,122
25,758
30,237
of which: Credit Suisse
1
6,996
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

93
Note 11

Other assets and liabilities (continued)
e) Other non-financial liabilities

USD m 30.6.23 31.3.23 31.12.22
Compensation-related liabilities
7,310
4,550
6,822
of which: net defined benefit liability
777
485
469
Current tax liabilities
1,630
968
1,071
Deferred tax liabilities
434
266
236
VAT,

withholding tax and other tax payables
822
676
592
Deferred income
828
290
235
Other
970
62
84
Total other non-financial liabilities
11,994
6,811
9,040
of which: Credit Suisse
1
4,383
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Note 12

Debt issued designated at fair value

USD m 30.6.23 31.3.23 31.12.22
Issued debt instruments
Equity-linked
1
64,446
44,721
41,901
Rates-linked and fixed-rate
42,676
22,470
22,814
Credit-linked
7,655
2,815
2,170
Commodity-linked
4,234
4,311
4,294
Other
6,039
2,916
2,459
of which: debt that contributes to total loss-absorbing capacity
4,287
2,477
1,959
Total debt issued designated at fair value
2
125,050
77,233
73,638
of which: issued by UBS AG standalone with original maturity greater than one year
3
64,047
60,268
57,750
of which: issued by Credit Suisse AG standalone with original maturity greater than one year
3
34,814
of which: issued by Credit Suisse International standalone

with original maturity greater than one year
3
1,561
1 Includes investment fund unit-linked instruments issued.

2 Of which Credit Suisse: USD 42.4bn as of 30 June

2023.

3 Based on original contractual maturity without considering any early redemption features.
As of 30 June 2023,
100
% of the balance was unsecured (31 March 2023:
100
%; 31 December 2022:
100
%).

Note 13

Debt issued measured at amortized cost

USD m 30.6.23 31.3.23 31.12.22
Short-term debt
1
40,522
27,412
29,676
of which: Credit Suisse
4,932
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)
97,927
47,172
42,073
Senior unsecured debt other than TLAC
43,508
18,680
17,892
of which: issued by UBS AG standalone with original maturity greater than one year
14,918
15,472
17,892
of which: issued by Credit Suisse AG standalone with original maturity greater than one year
26,346
Covered bonds
3,934
Subordinated debt
16,832
14,175
16,017
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
9,928
10,002
9,882
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,190
1,198
1,189
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments
0
2,438
2,422
of which: eligible as non-Basel III-compliant tier 2 capital instruments
539
538
536
Debt issued through the Swiss central mortgage institutions
24,862
8,873
8,962
Other long-term debt
3,273
Long-term debt
2
190,336
88,900
84,945
of which: Credit Suisse
3
52,406
Total debt issued measured at amortized cost
4
230,857
116,312
114,621
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into short-term

and long-term does

not consider any

early redemption features.

3 Refer to Note

2 for more

information about the

acquisition of the

Credit Suisse Group.

4 Net of
bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

94
Note 14

Interest rate benchmark reform
During 2023, the Group

has largely completed the

transition of the remaining

USD London Interbank

Offered Rate
(LIBOR) contracts.

The transition

of the

largest remaining

non-derivative exposure,

the US

mortgage portfolio

of
approximately USD
9
bn as

of 31 December

2022 (excluding

an insignificant

amount related

to Credit

Suisse US
mortgages), had been substantially

completed as of 30 June

2023, with these

contracts automatically converting
to term Secured Overnight Financing

Rate (SOFR) from their next interest

rate reset date following the

cessation of
the

respective

USD

LIBOR

rates,

i.e.,

30 June

2023.

Corporate

loans

granted

by

the

Investment

Bank

and

the
Investment Bank (Credit Suisse),

as well as Wealth Management (Credit

Suisse), have now either been transitioned
to

alternative

rates

or

are

temporarily

utilizing

the

last

available

USD

LIBOR

fixing

to

complete

transition,

with
approximately USD
2
bn

(predominantly attributable

to

positions

acquired

through

the

acquisition

of

the

Credit
Suisse Group) relying on synthetic

LIBOR rates. The Group will

continue to focus on the

transition of the remaining
synthetic LIBOR rate exposures to alternative

rates throughout the remainder of 2023.
In August 2022,

to facilitate the

transition of derivatives

linked to the USD

LIBOR Swap Rate,

the Group adhered

to
the June 2022 Benchmark

Module of the ISDA 2021

Fallbacks Protocol on the

USD LIBOR Swap Rate. The

majority
of

these

contracts

had

transitioned

as

of

30 June

2023,

with

a

small

number

of

contracts

transitioned

in

July
2023.The

transition

of

USD

LIBOR-cleared

derivatives

has

been

effected

through

industry-wide

central

clearing
counterparty conversion events that occurred primarily in April and May 2023.

As of 30 June 2023, the transition
of these USD LIBOR-linked derivatives has been materially

accomplished.
The Group

has approximately

USD
6
bn equivalent

of yen-,

pounds sterling-

and US

dollar-denominated publicly
issued benchmark bonds (including approximately USD
3
bn of benchmark notes assumed

by UBS Group AG

as a
result

of

the

acquisition

of

the

Credit

Suisse

Group)

that,

per

current

contractual

terms,

if

not

called

on

their
respective call dates, would

reset based directly on

JPY LIBOR, GBP LIBOR,

and USD LIBOR, respectively.

In addition,
certain benchmark bonds publicly

issued by the Group

reference rates indirectly derived

from IBORs, if they

are not
called on

their respective call

dates. These

bonds have robust

fallback language and

the confirmation of

interest
rate calculation mechanics will be communicated

in advance of any rate resets.

Note 15

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions

and contingent liabilities.

USD m 30.6.23 31.3.23 31.12.22
Provisions related to expected credit losses (IFRS 9, Financial instruments )
1
367
214
201
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )
2
4,400
Provisions related to litigation, regulatory and similar matters

(IAS 37 Provisions, Contingent Liabilities and Contingent Assets)
6,126
3,306
2,586
Acquisition-related contingent liabilities (IFRS 3, Business Combinations )
2
2,992
Other provisions
1,044
416
456
Total provisions and contingent liabilities
14,929
3,937
3,243
of which: Credit Suisse
2
11,071
1 Refer to Note 8c for more information.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
The following

table presents

additional information

for Provisions

related to

litigation, regulatory

and similar

matters
and other provisions.

USD m
Litigation,
regulatory and
similar matters
1
Other
2
Total
Balance as of 31 December 2022
2,586
456
3,042
Balance as of 31 March 2023
3,306
416
3,723
Provisions recognized upon acquisition of Credit Suisse
2,838
707
3,545
Increase in provisions recognized in the income statement
70
41
111
Release of provisions recognized in the income statement
(1)
(8)
(9)
Provisions used in conformity with designated purpose
(90)
(126)
(216)
Foreign currency translation and other movements 3
2
14
16
Balance as of 30 June 2023
6,126
1,044
7,170
of which: Credit Suisse
4
2,837
649
3,487
1 Consists of provisions

for losses resulting

from legal, liability

and compliance risks.

2 Mainly includes

provisions related to

onerous contracts,

real estate and

employee benefits.

3 Other movements include
capitalized reinstatement costs and unwinding of discount.

4 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

15b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

95
Note 15

Provisions and contingent liabilities

(continued)
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from

disputes and regulatory

proceedings. As a

result, UBS (which

for purposes of

this Note

may refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar

asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions”

table

in

Note

15a

above. It

is

not

practicable

to

provide

an

aggregate

estimate

of

liability

for

our
litigation, regulatory

and similar

matters as

a class

of contingent

liabilities beyond

what has

been identified

as a
consequence of

the acquisition

of Credit

Suisse as

set out

below. Doing

so would

require UBS

to provide

speculative
legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet

been initiated

or are

at early

stages of

adjudication,

or as

to which

alleged damages

have not

been quantified
by the claimants. Although

UBS therefore cannot provide a

numerical estimate of the

future losses that could arise
from litigation,

regulatory and

similar matters,

UBS believes

that the

aggregate amount

of possible

future losses
from this class that are more than remote substantially

exceeds the level of current provisions.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

96
Note 15

Provisions and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The

risk

of

loss

associated with

litigation, regulatory

and

similar matters

is

a

component of

operational risk

for
purposes of determining

capital requirements.

Information concerning

our capital requirements

and the calculation
of operational risk for this purpose is included

in the “Capital management” section

of this report.
Matters related

to Credit

Suisse entities

are separately

described herein

and in

the breakdown

of provisions

and
contingent liabilities

for litigation

regulatory and

similar matters

below. The

amounts shown

in

the table

below
reflect the provisions

recorded by the relevant

Credit Suisse entities

under IFRS accounting principles.

In connection
with the acquisition

of Credit

Suisse, UBS

Group AG additionally

has reflected

in its purchase

accounting under

IFRS
3 a further valuation adjustment of USD
3
bn reflecting an estimate of outflows relating

to contingent liabilities for
all present obligations included in the scope of the acquisition at fair value upon closing,

even if it is not probable
that

they

will

result

in

an

outflow

of

resources,

significantly

increasing

the

recognition

threshold

for

litigation
liabilities beyond those that generally apply

under IFRS and US GAAP.

Provisions for litigation, regulatory and similar matters

by business division, in Group Functions

and in Credit Suisse
1
USD m
Global Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group
Functions
Credit

Suisse Total
Balance as of 31 December 2022
1,182
159
8
308
928
2,586
Balance as of 31 March 2023
1,193
161
8
351
1,594
3,306
Provisions recognized upon acquisition of Credit Suisse
2,838
2,838
Increase in provisions recognized in the income statement
35
0
1
20
0
14
70
Release of provisions recognized in the income statement
(1)
0
0
0
0
0
(1)
Provisions used in conformity with designated purpose
(37)
0
(1)
(45)
0
(7)
(90)
Foreign currency translation / unwind of discount
7
1
0
1
1
(8)
2
Balance as of 30 June 2023
1,196
162
8
327
1,595
2,837
6,126
1 Provisions, if any, for the matters described in item 3 of this Note are recorded in Global Wealth Management, and provisions,

if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for

the matters described

in items 1 and

5 of this Note

are allocated between Global

Wealth Management and

Personal & Corporate

Banking; and provisions,

if any, for

the matters described in item

4 are
allocated between the Investment Bank and Group Functions.

Litigation, regulatory and similar matters

involving UBS AG and subsidiaries
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by UBS and other financial institutions.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“ caution ”) of EUR
1.1
bn.
In 2019,

the court

of first

instance returned a

verdict finding UBS

AG guilty

of unlawful solicitation

of clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and of

laundering the

proceeds of

tax fraud.

The court

imposed fines

aggregating
EUR
3.7
bn on UBS AG and UBS (France) S.A. and awarded EUR
800
m of civil damages to the French state. A trial
in the French Court of Appeal took

place in March 2021. In December 2021, the

Court of Appeal found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR
3.75
m, the confiscation

of EUR
1
bn, and awarded

civil damages to

the French state

of EUR
800
m. UBS AG
has filed an appeal with the French Supreme Court. A hearing in the

Supreme Court is currently scheduled for 27
September 2023. The fine

and confiscation imposed by

the Court of Appeal are

suspended during the

appeal. The
civil damages award has been paid to the French

state (EUR
99
m of which was deducted from the bail),

subject to
the result of UBS’s appeal.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

97
Note 15

Provisions and contingent liabilities

(continued)
Our balance sheet

at 30 June

2023 reflected

provisions with

respect to

this matter

in an amount

of EUR
1.1
bn (USD
1.2
bn). The

wide range of

possible outcomes in

this case

contributes to a

high degree of

estimation uncertainty
and the

provision reflects

our best

estimate of

possible financial

implications, although

actual penalties

and civil
damages could exceed (or may be less than)

the provision amount.
2. Claims related to sales of residential mortgage-backed

securities and mortgages
From 2002

through 2007,

prior to

the crisis

in the

US residential

loan market,

UBS was

a substantial

issuer and
underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential
mortgages.

In 2018,

the DOJ

filed a

civil complaint

in the

District Court

for the

Eastern District

of New

York. The

complaint
seeks unspecified civil monetary

penalties under the

Financial Institutions Reform, Recovery and

Enforcement Act
of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved
to dismiss the

civil complaint in 2019.

Later in 2019, the

district court denied UBS’s

motion to dismiss. In

August
2023, UBS reached a settlement

with the DOJ, under

which UBS paid USD
1.435
bn to resolve all civil

claims by the
DOJ.
Our

balance sheet

at 30

June

2023 reflected

a

provision with

respect to

matters described

in

this

item 2

in

an
amount that UBS believed to be appropriate

under the applicable accounting standard.
3. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and certain individuals, including

current and former UBS employees,

seeking amounts totaling approximately

EUR
2.1
bn, which

includes amounts

that the

funds may

be held

liable to

pay the

trustee for

the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against

UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD
2
bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims except

those for

the recovery

of approximately

USD
125
m of

payments alleged

to be

fraudulent
conveyances

and

preference

payments.

In

2016,

the

bankruptcy

court

dismissed

these

claims

against

the

UBS
entities. In 2019,

the Court of Appeals

reversed the dismissal of

the BMIS Trustee’s remaining

claims, and the US
Supreme Court

subsequently denied

a petition seeking

review of the

Court of Appeals’

decision. The case

has been
remanded to the Bankruptcy Court for further

proceedings.
4. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

98
Note 15

Provisions and contingent liabilities

(continued)
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in other jurisdictions against

UBS and other banks on

behalf of putative classes of

persons who engaged in foreign
currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with

the defendant banks

and persons who

transacted in foreign

exchange futures
contracts and options on such futures

under a settlement agreement that

provides for UBS to pay an aggregate

of
USD
141
m and

provide cooperation

to the

settlement classes.

Certain class

members have

excluded themselves
from that

settlement

and have

filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging
violations of

US and

European competition laws

and unjust

enrichment. UBS

and the

other banks

have resolved
those individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In 2022,

the court

denied plaintiffs’

motion for

class certification.

In March
2023, the court granted defendants’ summary

judgment motion, dismissing the case. Plaintiffs

have appealed.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS

was granted conditional leniency or

conditional immunity from authorities
in certain jurisdictions,

including the Antitrust

Division of the DOJ

and the Swiss Competition

Commission (WEKO),
in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the

Secretariat of WEKO has asserted that UBS does

not qualify for full
immunity.
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other

banks on behalf

of parties who

transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark

interest

rates,

including

USD LIBOR,

Euroyen

TIBOR,

Yen

LIBOR,
EURIBOR,

CHF LIBOR,

GBP

LIBOR

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.
USD LIBOR class

and individual

actions in

the US:
In 2013

and 2015,

the district

court in

the USD LIBOR

actions
dismissed, in whole or in

part, certain plaintiffs’ antitrust

claims, federal racketeering claims,

Commodity Exchange
Act claims, and state common law

claims, and again dismissed the

antitrust claims in 2016 following

an appeal. In
2021, the

Second Circuit affirmed

the district court’s

dismissal in part

and reversed in

part and remanded

to the
district

court

for

further

proceedings.

The

Second

Circuit,

among

other

things,

held

that

there

was

personal
jurisdiction over

UBS and

other foreign

defendants.

Separately, in

2018, the

Second Circuit

reversed in

part the
district court’s

2015 decision

dismissing certain

individual plaintiffs’

claims and

certain of

these actions

are now
proceeding. In 2018, the district court

denied plaintiffs’ motions for class certification in

the USD class actions for
claims pending

against UBS,

and plaintiffs

sought permission

to appeal

that ruling

to the

Second Circuit.

The Second
Circuit denied the petition

to appeal. In

2020, an individual action

was filed in

the Northern District of

California
against UBS and numerous other banks alleging that the

defendants conspired to fix the interest rate used as

the
basis for

loans to

consumers by jointly

setting the USD LIBOR

rate and

monopolized the market

for LIBOR-based
consumer

loans

and

credit

cards.

In

September

2022,

the

court

granted

defendants’

motion

to

dismiss

the
complaint in its

entirety, while allowing plaintiffs

the opportunity to file

an amended complaint. Plaintiffs

filed an
amended complaint in October 2022, and defendants

have moved to dismiss the amended complaint.
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR
– In 2017, the court dismissed one Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In

2020, the appeals

court reversed the

dismissal and, subsequently, plaintiffs

in that action

filed
an amended complaint

focused on Yen

LIBOR. In 2022,

the court granted

UBS’s motion for

reconsideration and
dismissed the case against UBS. The dismissal of the case against UBS could be appealed following the disposition
of the case against the remaining defendant in the

district court.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

99
Note 15

Provisions and contingent liabilities

(continued)
CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing

grounds and failure to state a

claim.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

2019.

Plaintiffs
appealed. In

2021, the

Second Circuit

granted the

parties’ joint

motion to

vacate the

dismissal and

remand the

case
for further

proceedings. Plaintiffs

filed a

third amended

complaint in

November 2022

and defendants

moved to
dismiss the amended complaint in January

2023.
EURIBOR

–

In

2017,

the

court

in

the

EURIBOR

lawsuit

dismissed

the

case

as

to

UBS

and

certain

other

foreign
defendants for lack of personal jurisdiction.

Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action

in 2019. Plaintiffs have appealed.

Government bonds:

Putative class actions

have been filed

since 2015 in

US federal courts

against UBS and

other
banks

on

behalf

of

persons

who

participated

in

markets

for

US

Treasury

securities

since

2007.

A

consolidated
complaint was filed in 2017 in the US District Court

for the Southern District of New York alleging that the banks colluded with

respect to,

and manipulated

prices of,

US Treasury

securities sold

at auction

and in

the secondary
market and

asserting claims under

the antitrust

laws and

for unjust

enrichment. Defendants’ motions

to dismiss
the consolidated complaint

were granted in 2021.

Plaintiffs filed an amended

complaint, which defendants

moved
to dismiss later in 2021. In March 2022, the court granted

defendants’ motion to dismiss that complaint.

Plaintiffs
have

appealed the

dismissal. Similar

class

actions have

been

filed concerning

European government

bonds and
other government bonds.
In

2021,

the

European Commission

issued

a

decision finding

that

UBS

and

six

other

banks

breached European
Union antitrust rules in 2007–2011

relating to European government

bonds. The European Commission

fined UBS
EUR
172
m. UBS is appealing the amount of the fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, our balance sheet at 30 June 2023

reflected a provision in an amount that UBS

believes to be appropriate
under the

applicable accounting

standard. As

in the case

of other

matters for

which we

have established

provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
5. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme

Court decision

has resulted, and

continues to

result, in a

number of

client requests

for UBS to

disclose
and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our

balance sheet

at 30

June

2023 reflected

a

provision with

respect to

matters described

in

this

item 5

in

an
amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client

requests and the resolution

thereof, factors that are

difficult to predict

and assess. Hence, as

in
the case of

other matters for which

we have established provisions,

the future outflow

of resources in

respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

100
Note 15

Provisions and contingent liabilities

(continued)
Litigation regulatory and similar matters

involving Credit Suisse entities
1. Mortgage-related matters
Government and regulatory related matters
DOJ RMBS

settlement
: On

January 18,

2017, Credit

Suisse Securities

(USA) LLC

(CSS LLC)

and its

current and

former
US subsidiaries and US affiliates reached a settlement

with the US Department of Justice (DOJ)

related to its legacy
Residential

Mortgage-Backed

Securities

(RMBS)

business,

a

business

conducted

through

2007.

The

settlement
resolved potential civil

claims by the

DOJ related

to certain of

those Credit Suisse

entities’ packaging, marketing,
structuring, arrangement, underwriting, issuance

and sale of RMBS. Pursuant to the terms

of the settlement a civil
monetary penalty was paid to

the DOJ in

January 2017. The settlement also

required the Credit

Suisse entities to
provide certain

levels of

consumer relief

measures, including

affordable housing

payments and

loan forgiveness,
and the DOJ and

Credit Suisse agreed

to the appointment of an

independent monitor to oversee the

completion
of the

consumer relief

requirements

of the

settlement. Credit

Suisse continues

to evaluate

its

approach toward
satisfying its

remaining consumer

relief obligations,

and Credit

Suisse currently

anticipates that

it will

take much
longer

than

the

five-year

period

provided

in

the

settlement

to

satisfy

in

full

its

obligations

in

respect

of

these
consumer relief

measures, subject

to risk

appetite and

market conditions.

Credit Suisse

expects to

incur costs

in
relation to

satisfying those

obligations. The

amount of

consumer relief

Credit Suisse

must provide

also increases
after

2021

pursuant

to

the

original

settlement

by
5
%

per

annum

of

the

outstanding

amount

due

until

these
obligations are settled. The monitor publishes reports periodically on these consumer relief matters.
Civil litigation : CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These
cases

currently

include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege
breached representations

and warranties

in respect

of mortgage

loans and

failure to

repurchase such

mortgage
loans

as required

under the

applicable agreements.

The

amounts disclosed

below do

not

reflect

actual

realized
plaintiff losses to date or anticipated future litigation exposure. Unless otherwise stated, these amounts reflect the
original unpaid principal balance amounts

as alleged in these actions and do not

include any reduction in principal
amounts since issuance.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New York state court in: (i)

one action brought by Asset Backed
Securities Corporation

Home Equity

Loan Trust,

Series 2006-HE7,

in which plaintiff

alleges damages

of not

less than
USD
374
m in an

amended complaint

filed on August

19, 2019; on

January 13, 2020,

DLJ filed a

motion to dismiss;
(ii) one

action brought by

Home Equity

Asset Trust,

Series 2006-8,

in which

plaintiff alleges

damages of

not less
than USD
436
m; (iii) one action brought by Home Equity Asset Trust 2007-1,

in which plaintiff alleges damages of
not less than USD
420
m; on December 27, 2018, the court denied DLJ’s motion for

partial summary judgment in
this action, which was affirmed on appeal; on March 17, 2022, the New

York State Court of Appeals reversed the
decision and ordered

that DLJ’s motion

for partial summary

judgment be granted;

a non-jury trial in the

action was
held between January 23 and

February 3, 2023, and a

decision is pending; (iv) one

action brought by Home Equity
Asset Trust 2007-2, in which

plaintiff alleges damages of not less

than USD
495
m; and (v) one

action brought by
CSMC

Asset-Backed

Trust

2007-NC1,

in

which

no

damages

amount

is

alleged.

These

actions

are

at

various
procedural stages.

DLJ is also a defendant in one

action brought by Home Equity Asset Trust Series 2007-3, in

which plaintiff alleges
damages of not

less than USD
206
m. On March

5, 2022, DLJ

and the plaintiffs

executed an agreement

to settle
this action.

The settlement

remains subject

to approval

through a

trust instruction

proceeding brought

in Minnesota
state court by the trustee of the plaintiff

trust.

DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), were defendants in two consolidated actions in New York
state court: one action brought

by Home Equity Mortgage

Trust Series 2006-1, Home

Equity Mortgage Trust

Series
2006-3 and Home

Equity Mortgage Trust

Series 2006-4, in

which plaintiffs allege

damages of not

less than USD
730
m; and one action brought

by Home Equity Mortgage Trust

Series 2006-5, in which plaintiff alleges

damages
of not less

than USD
500
m. On April

19, 2021, DLJ,

SPS and the

plaintiffs executed an

agreement to settle both
actions for the aggregate amount of USD
500
m, for which Credit Suisse was fully

reserved. On May 2, 2023, the
Minnesota state

court approved the

settlement through a

trust instruction proceeding

brought by

the trustee

of
the plaintiff trusts. The New York state court

dismissed the underlying actions with

prejudice on July 10, 2023.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

101
Note 15

Provisions and contingent liabilities

(continued)
2. Tax and securities law matters
On May 19,

2014, Credit Suisse

AG entered

into settlement agreements

with several US

regulators regarding

its
US

cross-border

matters.

As

part

of

the

agreements,

Credit

Suisse

AG,

among

other

things,

engaged

an
independent corporate monitor

that reports to the

New York State Department of Financial Services.

As of July 31,
2018,

the monitor

concluded both

his review

and his

assignment. Credit

Suisse AG

continues to

report to

and
cooperate with US authorities in accordance

with Credit Suisse AG’s obligations under

the agreements, including
by conducting

a review

of cross-border

services provided

by Credit

Suisse’s Switzerland-based

Israel Desk.

Most
recently,

Credit Suisse

AG has

provided information to

US authorities regarding

potentially undeclared US

assets
held by

clients at

Credit

Suisse AG

since the

May 2014

plea. Credit

Suisse AG

continues to

cooperate with

the
authorities. In March 2023, the US Senate Finance Committee issued a report criticizing Credit Suisse AG’s history regarding US tax

compliance. The report called on

the DOJ to investigate Credit

Suisse AG’s compliance with the
2014 plea.
In February 2021,

a qui tam

complaint was filed

in the Eastern

District of Virginia, alleging

that Credit Suisse AG
had violated the

False Claims Act

by failing to

disclose all US

accounts at the

time of the

2014 plea, which

allegedly
allowed Credit Suisse AG to pay a criminal fine in 2014 that was purportedly lower than it should have been. The
DOJ moved to

dismiss the case, and

the Court summarily dismissed

the suit. The

case is now

on appeal with the
US Federal Court of Appeals for the Fourth

Circuit.
3. Rates-related matters
Regulatory matters : Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with

respect to

a number

of currencies,

as well

as the

pricing of

certain related

derivatives. These

ongoing
investigations have included

information requests from regulators

regarding LIBOR-setting practices

and reviews of
the activities

of various

financial institutions,

including Credit

Suisse Group

AG, which

was a

member of

three LIBOR
rate-setting panels

(US Dollar

LIBOR, Swiss

Franc LIBOR

and Euro

LIBOR). Credit

Suisse is

cooperating fully

with
these investigations.
Regulatory authorities in a number of jurisdictions, including WEKO,

the European Commission (Commission), the
South

African

Competition

Commission

and

the

Brazilian

Competition

Authority

have

been

conducting
investigations into

the

trading activities,

information sharing

and

the

setting of

benchmark

rates in

the

foreign
exchange (including electronic trading) markets.
On

March

31,

2014,

WEKO

announced

its

formal

investigation

of

numerous

Swiss

and

international

financial
institutions, including

Credit

Suisse Group

AG,

in

relation

to the

setting of

exchange rates

in

foreign exchange
trading. Credit Suisse continues to cooperate

with this ongoing investigation.
Credit Suisse

Group AG,

Credit Suisse

AG and

Credit Suisse

Securities (Europe)

Limited (CSSEL)

received a

Statement
of Objections and a Supplemental Statement of Objections from the Commission on July 26, 2018 and March 19,
2021, respectively, alleging

that Credit Suisse entities

engaged in anticompetitive

practices in connection with

their
foreign exchange

trading business.

On December

6, 2021,

the Commission

issued a

formal decision

imposing a
fine of EUR
83.3
m. On February 15, 2022, Credit Suisse

appealed this decision to the EU General Court.
The

reference

rates

investigations

have

also

included

information

requests

from

regulators

concerning
supranational, sub-sovereign

and agency

(SSA) bonds

and commodities

markets. Credit

Suisse Group

AG and

CSSEL
received a

Statement of

Objections from

the Commission

on December

20, 2018,

alleging that

Credit Suisse

entities
engaged in anticompetitive practices in connection with their SSA bonds trading business. On April 28, 2021, the
Commission issued a formal decision

imposing a fine of EUR
11.9
m. On July 8,

2021, Credit Suisse appealed this
decision to the EU General Court.
Civil litigation:
USD LIBOR litigation

–
Beginning in 2011, certain

Credit Suisse entities

were named in

various putative class and
individual lawsuits

filed in

the US,

alleging banks

on the

US dollar

LIBOR panel

manipulated US

dollar LIBOR

to
benefit their reputation

and increase

profits. All

remaining matters have

been consolidated for

pre-trial purposes
into a multi-district litigation in the US District

Court for the Southern District of

New York (SDNY).

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

102
Note 15

Provisions and contingent liabilities

(continued)
In a series of rulings between 2013 and 2019 on motions

to dismiss, the SDNY (i) narrowed the claims against

the
Credit

Suisse

entities

and

the

other

defendants

(dismissing

antitrust,

Racketeer

Influenced

and

Corrupt
Organizations Act (RICO), Commodity Exchange Act, and

state law claims), (ii) narrowed

the set of plaintiffs who
may bring claims, and

(iii) narrowed the set

of defendants in the

LIBOR actions (including the

dismissal of several
Credit Suisse entities from

various cases on personal jurisdiction

and statute of limitation grounds).

After a number
of putative class and individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court
of Appeals for the Second

Circuit (Second Circuit), on

December 30, 2021, the

Second Circuit affirmed in part

and
reversed in part the district court’s decision

and remanded the case to the SDNY.
On September 21, 2021, in the putative class action brought in the multi-district litigation in the SDNY by holders of bonds

tied to

LIBOR, Credit

Suisse entered

into an

agreement to

settle all

claims. On

November 7,

2022 and
March 28, 2023, respectively,

the court entered orders

granting preliminary and final

approval to the agreement

to
settle all claims.
Separately, on May 4, 2017, the plaintiffs in three putative class actions moved for class certification. On February
28, 2018, the SDNY

denied certification in two

of the actions and

granted certification over

a single antitrust

claim
in an action brought by over-the-counter purchasers

of LIBOR-linked derivatives.
USD ICE

LIBOR litigation

– On August

18, 2020, members

of the

ICE LIBOR panel,

including Credit Suisse

Group
AG and

certain of

its affiliates,

were named

in a

civil action

in the

US District

Court for

the Northern

District of
California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards.
On December

23, 2021,

the court

denied plaintiffs’

motion for

preliminary and

permanent injunctions

to enjoin
panel

banks

from

continuing

to

set

LIBOR

or

automatically

setting

the

benchmark

to

zero

each

day,

and

on
September 13,

2022, the

court granted

defendants’ motions

to dismiss.

On October

4, 2022,

plaintiffs filed

an
amended complaint. On November 4, 2022,

defendants filed a motion to dismiss

the amended complaint.
CHF LIBOR litigation

– In February 2015,

various banks that

served on the Swiss

franc LIBOR panel,

including Credit
Suisse Group

AG, were

named in

a civil

putative class

action lawsuit

filed in

the SDNY,

alleging manipulation of
Swiss franc LIBOR to benefit defendants’ trading positions. After defendants’ motion to dismiss for lack of subject matter jurisdiction was

granted and plaintiffs

successfully appealed,

on July 13, 2022,

Credit Suisse entered

into an
agreement to settle all claims. On February 15, 2023, the

court entered an order granting preliminary approval to
the agreement to settle all claims. The settlement

remains subject to final court approval.
Foreign exchange litigation –

Credit Suisse Group AG and affiliates

as well as other financial institutions

have been
named in civil lawsuits relating to the alleged

manipulation of foreign exchange

rates.
The first

matter is

a consolidated

class action,

in which

a jury

trial was

held in

October 2022

on the

issues of

whether
a

conspiracy

existed

to

manipulate

bid-ask

spreads

in

the

FX

market

and

whether

Credit

Suisse

knowingly
participated in

any such

conspiracy. On October

20, 2022,

a verdict

was issued

in favor

of Credit

Suisse, finding
that Credit Suisse did not knowingly participate

in any such conspiracy, and on March 28,

2023, the court entered
final judgment

against plaintiffs

and in favor

of Credit

Suisse on all

remaining claims.

Plaintiffs did not

file an appeal
by the April 27, 2023 deadline.
Credit Suisse AG, together with other financial institutions,

was also named in a consolidated putative class action
in Israel,

which made allegations

similar to the

consolidated class action. On

April 4, 2022,

Credit Suisse entered
into an agreement to settle all claims. The

settlement remains subject to court approval.
Treasury markets

litigation

– CSS

LLC, along

with over

20 other

primary dealers

of US

treasury securities,

was named
in a number of

putative civil class

action complaints

in the US relating

to the US

treasury markets. These

complaints
generally alleged

that the

defendants colluded

to manipulate

US treasury

auctions, as

well as

the pricing

of US
treasury securities in the

when-issued market, with impacts upon

related futures and options, and

that certain of
the defendants

participated in

a group

boycott to

prevent the

emergence of

anonymous all-to-all

trading in

the
secondary market

for treasury

securities. On March

31, 2022,

the SDNY granted

defendants’ motion

to dismiss and
dismissed with prejudice all claims against

the defendants. On April 28, 2022, plaintiffs

filed a notice of appeal.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

103
Note 15

Provisions and contingent liabilities

(continued)
SSA bonds litigation

– Credit Suisse

Group AG and

certain of its affiliates,

together with other

financial institutions,
were named in

two Canadian

putative class actions,

which allege that

defendants conspired

to fix the

prices of SSA
bonds

sold

to

and

purchased from

investors

in

the

secondary

market. One

putative

class

action

was

dismissed
against Credit Suisse on February 19, 2020.

On October 18, 2022, in the second action,

Credit Suisse entered into
an agreement to settle all claims. The settlement

remains subject to court approval.
Credit default swap auction litigation –
On June 30, 2021, Credit Suisse Group AG and affiliates, along with other
banks and entities, were named in a putative class action

complaint filed in the US District Court for

the District of
New Mexico alleging manipulation of credit default swap (CDS) final auction prices. On April 5, 2022, defendants filed a

motion to

dismiss. On

June 5,

2023, the

court granted

in part

and denied

in part

defendants’ motion

to
dismiss.
4. OTC trading cases
Interest rate

swaps litigation:

Credit

Suisse Group

AG and

affiliates, along

with other

financial institutions,

have
been

named

in

a

consolidated

putative

civil

class

action

complaint

and

complaints

filed

by

individual

plaintiffs
relating

to interest

rate swaps,

alleging that

dealer defendants

conspired

with trading

platforms to

prevent

the
development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange

LLC, a swap
execution facility, and affiliates; Javelin Capital Markets LLC, a swap execution facility,

and an affiliate; and trueEX
LLC, a

swap execution

facility, which claim

to have

suffered lost

profits as

a result

of defendants’

alleged conspiracy.
All interest rate swap actions have been consolidated

in a multi-district litigation in the SDNY.
Defendants moved to dismiss the

putative class and individual actions,

and the SDNY granted

in part and denied
in part these motions.
On February

20, 2019,

class plaintiffs

in the

consolidated multi-district

litigation filed

a motion

for class

certification.
On March

20, 2019,

class plaintiffs

filed a

fourth amended

consolidated class

action complaint.

On January

21,
2022, Credit Suisse

entered into an

agreement to settle all

class action claims. The

settlement remains subject to
court approval. The individual lawsuits are

stayed pending a decision on plaintiffs’

motion for class certification.
Credit default swaps litigation
: On June 8, 2017, Credit Suisse Group AG and

affiliates, along with other financial
institutions, were named in a

civil action filed in

the SDNY by Tera

Group, Inc. and related

entities (Tera), alleging
violations of antitrust

law in

connection with the

allegation that CDS

dealers conspired to

block Tera’s electronic
CDS trading

platform from

successfully entering

the market.

On July

30, 2019,

the SDNY

granted in

part and

denied
in part

defendants’ motion

to dismiss.

On January

30, 2020,

plaintiffs filed

an amended

complaint. On

April 3,
2020, defendants filed a motion to dismiss.
Stock loan litigation
: Credit Suisse

Group AG and certain

of its affiliates,

as well as

other financial institutions,

were
originally named in

a number of

civil lawsuits in

the SDNY, certain

of which

are brought by

class action plaintiffs
alleging that the

defendants conspired to

keep stock-loan

trading in

an over-the-counter market

and collectively
boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading
platforms that

sought to

enter the

market alleging

that the

defendants collectively

boycotted the

platforms. On
January 20, 2022, Credit Suisse entered into an agreement to settle all class action claims. On

February 25, 2022,
the court

entered an

order granting

preliminary approval

to the

agreement to

settle all

class action

claims. The
settlement remains subject to final court

approval.

On October

1, 2021,

in

a consolidated

civil litigation

brought in

the SDNY

by entities

that developed

a

trading
platform for stock

loans that sought

to enter the

market, alleging that

the defendants collectively

boycotted the
platform, the court

granted defendants’

motion to dismiss.

On October 25,

2021, plaintiffs filed

a notice of

appeal.
On March 24, 2023, the Second Circuit affirmed

the decision granting defendants’ motion

to dismiss.
Odd-lot corporate

bond litigation:
On April

21, 2020,

CSS LLC

and other

financial institutions

were named

in a
putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms

and fix

prices in

the secondary

market for odd-lot

corporate bonds. On

October 25,
2021, the SDNY granted defendants’ motion to

dismiss. On November 23, 2021, plaintiffs filed a notice

of appeal
to the Second Circuit.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

104
Note 15

Provisions and contingent liabilities

(continued)
5. ATA litigation
Since November 2014, a series of lawsuits have been filed

against a number of banks, including Credit Suisse AG
and, in two instances, Credit Suisse AG, New York

Branch, in the US District Court for the Eastern District of New
York (EDNY) and the

SDNY alleging

claims under

the United

States Anti-Terrorism Act (ATA) and the

Justice Against
Sponsors of Terrorism Act. The plaintiffs in each of these

lawsuits are, or are relatives of, victims

of various terrorist
attacks in Iraq

and allege a

conspiracy and/or aiding

and abetting based

on allegations that

various international
financial institutions, including

the defendants, agreed

to alter, falsify or omit information from

payment messages
that

involved

Iranian

parties

for

the

express

purpose

of

concealing

the

Iranian

parties’

financial

activities

and
transactions from detection by US

authorities. The lawsuits allege

that this conduct has made

it possible for Iran to
transfer funds

to Hezbollah

and other terrorist

organizations actively

engaged in

harming US

military personnel

and
civilians. On January 5, 2023, the United States Court of Appeals for the Second Circuit affirmed a September

16,
2019 ruling by the EDNY granting defendants’ motion to dismiss the first filed lawsuit. On May 8, 2023, plaintiffs filed a petition for

a writ of certiorari

in the United States

Supreme Court. Of the

other seven cases,

four are stayed
pending the outcome of

the petition for

a writ of

certiorari, including one that

was dismissed as

to Credit Suisse
and most of the bank defendants prior to entry of the stay,

and in three the court has set a schedule for plaintiffs
to file amended complaints,

including two that

were dismissed prior to

the court setting a

schedule for plaintiffs

to
replead.
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses.

Credit

Suisse AG

is investigating

the claims,

as well

as transactions

among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed

criminal

complaints

with

the

Geneva

Prosecutor’s

Office.

On

February

9,

2018,

the

former

relationship
manager

was

sentenced

to

five

years

in

prison

by

the

Geneva

criminal

court

for

fraud,

forgery

and

criminal
mismanagement and

ordered to pay

damages of

approximately USD
130
m. Several

parties appealed

the judgment.
On June 26,

2019, the

Criminal Court

of Appeals

of Geneva

ruled in the

appeal of

the judgment

against the

former
relationship

manager,

upholding

the

main

findings

of

the

Geneva

criminal

court.

Several

parties

appealed

the
decision to the Swiss

Federal Supreme Court.

On February 19, 2020,

the Swiss Federal Supreme

Court rendered its
judgment on the appeals, substantially confirming

the findings of the Criminal Court of Appeals

of Geneva.
Civil lawsuits have been initiated against

Credit Suisse AG and/or certain

affiliates in various jurisdictions, based

on
the findings established in the criminal proceedings

against the former relationship manager.
In Singapore, in

the civil lawsuit

brought against

Credit Suisse Trust

Limited, a Credit

Suisse AG affiliate,

on May 26,
2023, the Singapore International Commercial Court issued a first instance judgment finding for the plaintiffs and
directing the parties’ experts to agree on the

amount of the damages award according to the calculation method
and

parameters

adopted

by

the

court.

Further,

the

court

determined

that

(i)

damages

shall

be

reduced

by
compensation already paid to the plaintiffs

and (ii) there shall be

no double recovery between this award and

the
award in

the Bermuda

proceedings against

Credit Suisse

Life (Bermuda)

Ltd. Based

on the

calculations by

the parties’
experts,

Credit

Suisse

expects

the

damages

amount

to

be

no

more

than

USD
750
m,

excluding

post-judgment
interest. This figure

does not exclude

potential overlap with

the Bermuda proceedings, which

are currently being
appealed.

As

the

parties’

experts

have

been

unable

to

agree

on

the

amount

of

the

damages,

following

court
directions, the parties have filed their proposed draft orders with supporting documents on August 25, 2023. It is expected that the court will issue

a final order determining all

matters of the suit in September

2023. Credit Suisse
Trust Limited intends to appeal the judgment

and has applied for a stay of execution

pending that appeal.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

105
Note 15

Provisions and contingent liabilities

(continued)
In Bermuda, in the civil lawsuit brought against

Credit Suisse Life (Bermuda) Ltd., a Credit Suisse

AG affiliate, trial
took place in the Supreme Court

of Bermuda in November and December 2021. The

Supreme Court of Bermuda
issued a first instance judgment on March 29, 2022, finding

for the plaintiff. On May 6, 2022, the Supreme Court
of Bermuda

issued an order

awarding damages of

USD
607.35
m to

the plaintiff. On

May 9,

2022, Credit

Suisse
Life (Bermuda) Ltd. appealed the decision to the Bermuda Court of Appeal. On July 25, 2022, the Supreme Court
of Bermuda granted a stay

of execution of its

judgment pending appeal on the condition

that damages awarded
were paid into an escrow account within
42

days, which condition was satisfied. On June 23, 2023, the Bermuda
Court of Appeal

issued its

judgment confirming

the award

issued by the

Supreme Court

of Bermuda

and upholding
the Supreme Court

of Bermuda’s finding

that Credit Suisse

Life (Bermuda) Ltd.

had breached its

contractual and
fiduciary duties,

but overturning

the Supreme

Court of

Bermuda’s finding

that Credit

Suisse Life

(Bermuda) Ltd.
had made

fraudulent misrepresentations.

On July

7, 2023,

Credit Suisse

Life (Bermuda)

Ltd. filed

its notice

of motion
for leave to

appeal to the

Judicial Committee of the

Privy Council. On July

14, 2023 Credit

Suisse Life (Bermuda)
Ltd. applied

for a

stay of

execution of

the Bermuda

Court of

Appeal’s judgment

pending the

outcome of

the appeal
to the

Judicial Committee

of the

Privy Council

on the

condition that

the damages

awarded remain

within the

escrow
account and that interest be added to the escrow

account calculated at the Bermuda statutory

rate of
3.5
%.
In Switzerland, civil

lawsuits have commenced

against Credit Suisse

AG in

the Court of

First Instance

of Geneva,
with statements of claim served on March 6

and 31, 2023.
7. FIFA-related matters
In connection with investigations

by US government authorities

into the involvement of financial

institutions in the
alleged

bribery

and

corruption

surrounding

the

Fédération

Internationale

de

Football

Association

(FIFA),

Credit
Suisse

received inquiries

regarding

its

banking relationships

with certain

individuals and

entities associated

with
FIFA,

including

but

not

limited

to

certain

persons

and

entities

named

and/or

described

in

the

May

20,

2015
indictment

and

the

November

25,

2015

superseding

indictment

filed

by

the

EDNY

US

Attorney’s

Office.

The
investigations

encompassed

whether

multiple

financial

institutions,

including

Credit

Suisse,

permitted

the
processing of suspicious or otherwise improper

transactions, or failed to observe anti-money laundering laws and regulations,

with

respect

to

the

accounts

of

certain

persons

and

entities

associated

with

FIFA.

Credit

Suisse
continues to cooperate

with US authorities

on this matter. The Swiss

Financial Market

Supervisory Authority

FINMA
(FINMA) announced the conclusion of its related investigation in 2018.
8. Mozambique matter
Credit Suisse has

been subject

to investigations by

regulatory and enforcement

authorities, as

well as civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the

Republic of Mozambique.

In 2019, three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

106
Note 15

Provisions and contingent liabilities

(continued)
On October

19, 2021,

Credit Suisse

reached settlements

with the

DOJ, the

US Securities

Exchange Commission
(SEC), the

UK Financial

Conduct Authority (FCA)

and FINMA

to resolve

inquiries by these

agencies. Credit Suisse
Group AG entered

into a three-year

Deferred Prosecution Agreement (DPA)

with the DOJ

in connection with

the
criminal information charging Credit Suisse Group

AG with conspiracy to commit wire fraud and consented

to the
entry of a Cease

and Desist Order by the SEC.

Under the terms of the

DPA, Credit Suisse Group AG

will continue
its

compliance

enhancement

and

remediation

efforts,

report

to

the

DOJ

on

those

efforts

for

three

years

and
undertake additional measures as

outlined in the DPA. Credit Suisse

also agreed to pay a net

penalty to the DOJ of
approximately

USD
175.5
m.

If

Credit

Suisse

Group

AG

adheres

to

the

DPA’s

conditions,

the

charges

will

be
dismissed at the end of the DPA’s three-year term. In addition, CSSEL entered into a Plea Agreement and pleaded guilty to

one count

of conspiracy

to violate

the US

federal wire

fraud statute.

CSSEL will

be bound

by the

same
compliance, remediation and reporting obligations as Credit Suisse Group AG under the DPA.

Under the terms of
the SEC

Cease and

Desist Order,

Credit

Suisse paid

a

civil

penalty of

USD
65
m and

approximately USD
34
m in
disgorgement and pre-judgment interest in connection with violations of antifraud provisions of the US Securities
Exchange Act

of 1934

(Exchange Act)

and the

US Securities

Act of

1933 (Securities

Act) (Exchange

Act Section
10(b) and

Rule 10b-5

thereunder and

Securities Act

Sections 17(a)(1), (2)

and (3))

as well

as internal

accounting
controls

and

books

and

records

provisions of

the

Exchange

Act

(Sections 13(b)(2)(A)

and

13(b)(2)(B)). The

total
monetary sanctions paid

to the

DOJ and

SEC, taking into

account various credits

and offsets, was

approximately
USD
275
m. Under the

terms of the

resolution with the

DOJ, Credit Suisse

was required to

pay restitution to

any
eligible investors in

the 2016 Eurobonds

issued by the

Republic of Mozambique. At

a July

22, 2022 hearing,

the
EDNY approved

the joint

restitution proposal

of the

DOJ and

Credit Suisse,

under which

Credit Suisse

paid USD
22.6
m in restitution

to eligible investors.

At the

hearing Credit Suisse

was also ordered

to pay, and

subsequently
paid, the USD
175.6
m net penalty set out in the DPA and

Plea Agreement described above.
In the

resolution with

the FCA,

CSSEL, Credit

Suisse International

(CSI) and

Credit Suisse

AG, London

Branch agreed
that, in respect of these transactions

with Mozambique, its UK operations

had failed to conduct business with

due
skill, care and

diligence and to take

reasonable care to organize

and control its affairs

responsibly and effectively,
with adequate

risk management systems.

Credit Suisse paid

a penalty

of approximately

USD
200
m and

has also
agreed with the FCA to forgive USD
200
m of debt owed to Credit Suisse by Mozambique.
FINMA also entered a decree announcing the conclusion of its enforcement proceeding, finding that Credit Suisse
AG and Credit Suisse

(Schweiz) AG violated the

duty to file a

suspicious activity report in

Switzerland, and Credit
Suisse

Group

AG

did

not

adequately manage

and

address

the

risks arising

from specific

sovereign lending

and
related securities

transactions, and ordering

the bank

to remediate

certain deficiencies. FINMA

also arranged

for
certain existing

transactions to

be reviewed

by the same

independent third

party on

the basis

of specific risk

criteria,
and

required

enhanced

disclosure

of

certain

sovereign

transactions

until

all

remedial

measures

have

been
satisfactorily implemented.

Credit Suisse

has completed

implementation of

the measures

required under

the FINMA
decree. An

independent third

party appointed

by FINMA

is reviewing

the implementation

and effectiveness

of these
measures.
On February 27,

2019, certain Credit

Suisse entities, the

same three former

employees, and several

other unrelated
entities were

sued in

the English

High Court

by the

Republic of

Mozambique. On

January 21,

2020, the

Credit
Suisse entities filed

their defense. On

June 26, 2020, the

Credit Suisse entities

filed third-party claims against

the
project contractor and several Mozambique officials. The Republic of Mozambique filed an updated Particulars of
Claim on

October 27,

2020, and

the Credit

Suisse entities

filed their

amended defense

and counterclaim

on January
15, 2021. Following

the announcement

of the global

regulatory resolution

on October 19,

2021, Credit Suisse

filed
a re-amended defense

on December 24,

2021. The Republic

of Mozambique seeks

a declaration that

the sovereign
guarantee issued

in

connection with

the

ProIndicus loan

syndication arranged

and

funded, in

part,

by

a

Credit
Suisse subsidiary

is void

and also

seeks damages

alleged to

have arisen

in connection

with the

transactions involving
ProIndicus and

EMATUM, and

a transaction

in which

Credit Suisse

had no

involvement with

Mozambique Asset
Management S.A.

Also on

January 15,

2021, the

project contractor

filed a

cross claim

against the

Credit Suisse
entities (as

well as

the three

former Credit

Suisse employees

and various

Mozambican

officials) seeking

an indemnity
and/or contribution in the event that the contractor is found liable to the Republic of

Mozambique. On August 4,
2022, the Republic of Mozambique filed an updated Particulars of Claim addressing Credit Suisse’s October 2021 resolutions with various regulatory and enforcement

authorities, and framing its claim for consequential

damages.
On

September

23,

2022,

Credit

Suisse

filed

its

Re-Amended

Defense

in

response.

The

English

High

Court

has
scheduled trial to begin in October 2023.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

107
Note 15

Provisions and contingent liabilities

(continued)
On April

27, 2020, Banco

Internacional de Moçambique

(BIM), a member

of the ProIndicus

syndicate, brought a
claim

against

certain

Credit

Suisse

entities

seeking,

contingent

on

the

Republic

of

Mozambique’s

claim,

a
declaration that Credit Suisse

is liable to compensate

it for alleged losses suffered

as a result of any

invalidity of the
sovereign guarantee. The Credit Suisse entities filed their defense to this claim on August 28, 2020, to which BIM replied on

October 16,

2020. Credit

Suisse filed

an amended

defense on

December 15,

2021, and

BIM filed

its
amended reply on January 5, 2022.
On December

17, 2020,

two members

of the

ProIndicus syndicate,

Beauregarde Holdings

LLP and

Orobica Holdings
LLC

(B&O), filed

a

claim against

certain Credit

Suisse entities

in

respect of

their interests

in

the ProIndicus

loan,
seeking unspecified

damages stemming

from the

alleged loss

suffered due

to their

reliance on

representations

made
by Credit Suisse

to the syndicate lenders.

Credit Suisse filed their

defense to this claim

on February 24, 2021.

On
February 4, 2022,

B&O filed an

amended claim, and

Credit Suisse filed

an amended defense

on February 18,

2022.
On June 3, 2021,

United Bank for Africa

PLC (UBA), a member

of the ProIndicus syndicate,

brought a claim against
certain Credit Suisse entities

seeking, contingent on the Republic

of Mozambique’s claim, a

declaration that Credit
Suisse is liable to compensate it for alleged losses suffered as a result of any invalidity of the sovereign guarantee.
The

Credit

Suisse

entities

filed

their

defense

to

this

claim

on

July

1,

2021

and

filed

an

amended

defense

on
December 15, 2021, and UBA filed its amended

reply on January 5, 2022.
On March 16, 2023, Moza

Banco S.A., a syndicate member

of the ProIndicus loan, filed

a claim against CSI, Credit
Suisse AG

and CSSEL

in the

English High

Court, making

allegations similar

to those

in litigations

filed by

other
ProIndicus syndicate members. This claim has been stayed until the determination of the October 2023 trial in the
English High Court in the litigation brought

by the Republic of Mozambique.

On February

23, 2022,

Privinvest Holding

SAL (Privinvest), the

parent company

of certain

entities involved in

the
Mozambique transactions, and

its owner

Iskandar Safa

brought a

defamation claim

in a

Lebanese court

against
CSSEL and

Credit Suisse

Group AG.

The lawsuit

alleges

damage to

the claimants’

professional reputation

in Lebanon
due to

statements that

were allegedly

made by

Credit Suisse

in documents

relating to

the October

2021 settlements
with global regulators. On August 18,

2022, the parties agreed to

a stay of the

proceedings until the date of

the
final judicial

determination of the

English High

Court litigation,

including any

appeals, and

on August

23, 2022,
the parties filed an application for a stay

with the Lebanese Court.
On November 2,

2022, Jean Boustani,

a Privinvest employee

who was the

lead negotiator on

behalf of Privinvest

in
relation to

the Mozambique

transactions, brought

a defamation

claim in

a Lebanese

court against

Credit Suisse
Group AG

and CSSEL.

The lawsuit

makes substantially

the same

allegations as

the claim

described immediately
above.
9. Cross-border private banking matters
Credit

Suisse

offices

in

various

locations,

including

the

UK,

the

Netherlands,

France

and

Belgium,

have

been
contacted

by

regulatory

and

law

enforcement

authorities

that

are

seeking

records

and

information

concerning
investigations into Credit Suisse’s historical private banking services on a cross-border basis and in part through its
local branches

and banks.

Credit Suisse has

conducted a

review of these

issues, the

UK and

French aspects

of which
have been closed, and is continuing to cooperate

with the authorities.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

108
Note 15

Provisions and contingent liabilities

(continued)
10. ETN-related litigation
XIV litigation:
Since March 14, 2018, three class

action complaints were filed in the SDNY on

behalf of a putative
class of

purchasers of

VelocityShares Daily

Inverse VIX Short

Term

Exchange Traded

Notes linked to

the S&P

500
VIX Short-Term Futures Index

due December

4, 2030

(XIV ETNs).

On August

20, 2018,

plaintiffs filed

a consolidated
amended class

action complaint,

naming Credit

Suisse Group

AG and

certain affiliates

and executives,

which asserts
claims for violations of Sections 9(a)(4), 9(f),

10(b) and 20(a) of the Exchange Act

and Rule 10b-5 thereunder and
Sections 11 and 15 of

the US Securities Act of

1933 and alleges that the defendants are

responsible for losses to
investors

following

a

decline

in

the

value

of

XIV

ETNs

on

February

5,

2018.

Defendants

moved

to

dismiss

the
amended complaint

on November

2, 2018.

On September

25, 2019,

the SDNY

granted defendants’

motion to
dismiss and

dismissed with

prejudice all

claims against

the defendants.

On October

18, 2019,

plaintiffs filed

a notice
of appeal. On April 27, 2021, the Second Circuit issued an order affirming in part and vacating in part the SDNY’s
September 25,

2019 decision

granting defendants’

motion to

dismiss with

prejudice. On

July 1,

2022, plaintiffs
filed a motion for class certification. On March 16, 2023, the court denied plaintiffs’

motion to certify two of their
three

alleged

classes

and

granted

plaintiffs’

motion

to

certify

their

third

alleged

class.

On

March

30,

2023,
defendants moved

for reconsideration

and filed

a petition

for permission

to appeal

the court’s

March 16,

2023
class certification

decision to

the Second

Circuit. On April

28, 2023,

plaintiffs filed

a motion seeking

leave to

amend
their complaint. On May 15, 2023, plaintiffs filed

a renewed motion for class certification.
DGAZ litigation:
On January

6, 2022,

Credit Suisse AG

was named

in a

class action

complaint filed in

the SDNY
brought on

behalf of

a

putative

class

of short

sellers of

VelocityShares 3x

Inverse Natural

Gas

Exchange Traded
Notes linked

to the

S&P GSCI

Natural Gas

Index ER

due February

9, 2032

(DGAZ ETNs).

The complaint

asserts claims
for violations

of Section

10(b) of

the Exchange

Act and

Rule 10b-5

thereunder and

alleges that

Credit Suisse

is
responsible for losses

suffered by short

sellers following a

June 2020 announcement

that Credit Suisse would

delist
and suspend further issuances

of the DGAZ ETNs.

On July 11, 2022, Credit

Suisse AG filed a motion

to dismiss. On
March 31, 2023,

the court granted

Credit Suisse AG’s

motion to dismiss.

On May 2,

2023, the court

entered an
order dismissing the case with prejudice.

On June 1, 2023, plaintiff filed a notice

of appeal.
11. Bulgarian former clients matter
Credit

Suisse

AG

has

been responding

to an

investigation by

the

Swiss Office

of

the

Attorney General

(SOAG)
concerning the

diligence and

controls

applied

to a

historical relationship

with Bulgarian

former clients

who are
alleged to have laundered funds

through Credit Suisse AG

accounts. On December 17, 2020, the

SOAG brought
charges against Credit

Suisse AG and

other parties. Credit

Suisse AG believes

its diligence and

controls complied
with applicable legal

requirements and

intends to defend

itself vigorously.

The trial

in the

Swiss Federal Criminal
Court took

place in

the first

quarter of

2022. On

June 27,

2022, Credit

Suisse AG

was convicted

in the

Swiss Federal
Criminal Court

of certain

historical organizational

inadequacies

in its

anti-money laundering

framework and

ordered
to pay a fine of CHF
2
m.
In

addition, the

court seized

certain

client assets

in

the amount

of approximately

CHF
12
m and

ordered Credit
Suisse AG to pay a

compensatory claim in the amount of approximately CHF
19
m. On July 5, 2022,

Credit Suisse
AG appealed the decision to the Swiss Federal

Court of Appeals.
12. SCFF
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and

other actions

relating to

the supply chain

finance funds

(SCFF) matter by

FINMA, the

FCA and
other regulatory and governmental agencies. The Luxembourg

Commission de Surveillance du Secteur Financier is
reviewing the matter through a third party. Credit Suisse is cooperating with these authorities.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

109
Note 15

Provisions and contingent liabilities

(continued)
On February 28, 2023,

FINMA announced the conclusion of

its enforcement proceedings against Credit

Suisse in
connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

has

already

taken

extensive

organizational

measures

based

on

its

own
investigation into the

SCFF matter, particularly

to strengthen its

governance and control

processes, and FINMA

is
supportive

of

these

measures,

the

regulator

has

ordered

certain

additional

remedial

measures.

These

include

a
requirement that the most

important (approximately
500
) business relationships must

be reviewed periodically and
holistically at

the Executive

Board level,

in particular

for counterparty

risks, and

that Credit

Suisse must

set up

a
document defining the responsibilities of

approximately
600

of its highest-ranking managers. FINMA

will appoint
an audit officer to assess compliance with these

supervisory measures. Separate from the

enforcement proceeding
regarding

Credit

Suisse,

FINMA

has

opened

four

enforcement

proceedings

against

former

managers

of

Credit
Suisse.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling and breaches of duties of care,
diligence and other fiduciary duties. Certain investors and other private parties have also filed criminal complaints
against Credit Suisse and other parties in

connection with this matter.
13. Archegos
Credit

Suisse

has

received

requests

for

documents

and

information

in

connection

with

inquiries,

investigations
and/or actions

relating

to Credit

Suisse’s relationship

with Archegos

Capital Management

(Archegos), including
from

FINMA (assisted

by

a third

party appointed

by

FINMA), the

DOJ,

the SEC,

the US

Federal Reserve,

the US
Commodity

Futures

Trading

Commission (CFTC),

the US

Senate

Banking Committee,

the

Prudential

Regulation
Authority

(PRA),

the

FCA,

COMCO,

the

Hong

Kong

Competition

Commission

and

other

regulatory

and
governmental agencies. Credit Suisse is cooperating

with the authorities in these matters.

On

July

24,

2023,

the

US

Federal

Reserve

and

the

PRA

announced resolutions

of

their

investigations

of

Credit
Suisse’s relationship with Archegos.
UBS Group

AG, Credit

Suisse AG,

Credit Suisse

Holdings (USA)

Inc., and

Credit Suisse

AG, New

York Branch

entered
into an Order to Cease and Desist with the Board of Governors of the Federal Reserve System. Under the terms of
the

order,

Credit

Suisse

agreed

to

pay

a

civil

money

penalty

of

USD
269
m

and

to

undertake

certain

remedial
measures

relating

to

counterparty

credit

risk

management,

liquidity

risk

management

and

non-financial

risk
management, as well as enhancements to

board oversight and governance.
CSI

and

CSSEL

entered

into

a

settlement

agreement

with

the

PRA

providing

for

the

resolution

of

the

PRA’s
investigation, following which

the PRA

published a Final

Notice imposing a

financial penalty of

GBP
87
m on

CSI
and CSSEL for breaches of various of the PRA’s

Fundamental Rules.
FINMA also

entered a

decree dated

July 14,

2023 announcing

the conclusion

of its

enforcement proceeding,

finding
that

Credit

Suisse

had

seriously

violated

financial

market

law

in

connection

with

its

business

relationship

with
Archegos and ordering remedial measures directed at Credit Suisse AG and UBS Group AG, as the legal successor to

Credit

Suisse

Group

AG.

These

include

a

requirement

that

UBS

Group

AG

apply

its

restrictions

on

its

own
positions relating to individual clients throughout the financial group, as well as adjustments to the compensation system of

the entire

financial group

to provide

for bonus

allocation criteria

that take

into account

risk appetite.
FINMA

also

announced

it

has

opened

enforcement

proceedings

against

a

former

Credit

Suisse

manager

in
connection with this matter.
On April

16, 2021, Credit

Suisse Group AG

and certain current

and former executives

were named in

a putative
class action complaint

filed in the SDNY

by a holder of

Credit Suisse American

Depositary Receipts,

asserting claims
for violations of Sections

10(b) and 20(a) of

the Exchange Act and

Rule 10b-5 thereunder,

alleging that defendants
violated

US

securities

laws

by

making

material

misrepresentations

and

omissions

regarding

Credit

Suisse’s

risk
management practices,

including with

respect to

the Archegos

matter. On

September 16,

2022, the

parties reached
an agreement

to settle

all claims.

On December

23, 2022

and May

11, 2023,

respectively, the

court entered

an
order granting preliminary and final approval

to the parties’ agreement to settle

all claims.
Additional civil actions relating

to Credit Suisse’s relationship with

Archegos have been filed

against Credit Suisse
and/or certain officers and directors, including

claims for breaches of fiduciary duties.

Second quarter 2023 report |
Consolidated financial statements | Notes to

the UBS Group AG interim consolidated

financial statements (unaudited)

110
Note 15

Provisions and contingent liabilities

(continued)
14. Credit Suisse financial disclosures
Three

putative securities

class action

complaints have

been filed

in the

US District

Court for

the District

of New
Jersey (DNJ)

against Credit

Suisse Group

AG and

current and

former directors,

officers, and

executives, alleging

that
defendants made

misleading statements

regarding

customer outflows

in late

2022. Two

of the

complaints also
include allegations relating

to financial

reporting controls

and Credit

Suisse Group

AG’s merger with

UBS Group
AG. On July 7, 2023, the DNJ transferred the cases to

the SDNY.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding

Credit

Suisse’s

financial

condition,

including

from

the

SEC,

the

DOJ

and

FINMA.

Credit

Suisse

is
cooperating with the authorities in these matters.
15. Merger-related litigation
On May

28, 2023

and June

7, 2023,

certain Credit

Suisse AG

affiliates, as

well as

current and

former directors,
officers, and executives

were named in

two putative class action

complaints in the SDNY

alleging that a series

of
scandals and misconduct led to a loss of shareholder value and, eventually, Credit Suisse Group AG’s merger with
UBS Group

AG. KPMG

and KPMG

employees are

also named

as defendants.

The complaints

allege breaches

of
fiduciary duty under Swiss law, and civil RICO claims under United States federal law.
On June

20, 2023,

a putative

class action

complaint was

filed in

the EDNY

against various

former Credit

Suisse
directors, officers, and executives on

behalf of a purported

class of those who

held Credit Suisse additional tier

1
capital notes between January

12, 2023 and March 19,

2023. The complaint asserts direct

claims under Swiss law.

Second quarter 2023 report |
Significant regulated subsidiary and sub-group

information

111
Significant regulated subsidiary
and sub-group information
Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding
LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS
Swiss SRB rules
Swiss GAAP
Swiss SRB rules
(phase-in)
Swiss GAAP
Swiss SRB rules
IFRS
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23
1
30.6.23 31.3.23
Financial information
2
Income statement
Total operating income
3
8,453 8,806 7,118 2,690 2,524 2,436 264 301 3,136 3,279
Total operating expenses 6,997 7,350 5,664 1,961 1,434 1,338 189 224 3,287 3,117
Operating profit / (loss) before tax 1,456 1,456 1,454 729 1,090 1,098 75 77 (151) 162
Net profit / (loss) 1,124 1,012 1,270 726 891 893 58 58 (174) 77
Balance sheet
Total assets 1,096,318 1,056,758 530,893 513,593 313,565 313,512 49,389 49,348 195,827 197,394
Total liabilities

1,043,044 998,021 477,536 455,505 298,987 297,125 45,892 45,672 171,539 172,729
Total equity 53,274 58,738 53,357 58,088 14,578 16,387 3,497 3,675 24,288 24,665
Capital
4
Common equity tier 1 capital

43,300

42,801

53,904

53,476

12,354

12,356
2,438 2,435 10,275 10,579
Additional tier 1 capital

11,718

12,315

11,718

12,315

5,381

5,389
600 600 5,085 5,094
Total going concern capital / Tier 1 capital

55,017

55,116

65,622

65,791

17,735

17,745
3,038 3,035 15,361 15,673
Tier 2 capital

539

2,975

533

2,968
220 217
Total capital 3,038 3,035 15,581 15,889
Total gone concern loss-absorbing capacity

51,572

52,624

51,566

52,617

11,235

11,257

2,525
5
2,127
5
7,400
7
7,400
7
Total loss-absorbing capacity

106,589

107,741

117,187

118,408

28,971

29,001
5,563 5,162 22,761
7
23,073
7
Risk-weighted assets and leverage ratio
denominator
4
Risk-weighted assets

323,406

321,224

343,374

348,235

107,203

108,077
11,118 10,561 70,135 71,901
Leverage ratio denominator

1,048,313

1,018,023

606,158

589,317

330,318

330,362
49,351 47,909 186,340 188,330
Supplementary leverage ratio denominator 207,357 209,465
Capital and leverage ratios (%)
4
Common equity tier 1 capital ratio

13.4

13.3

15.7

15.4

11.5

11.4

21.9

23.1

14.7

14.7
Going concern capital ratio / Tier 1 capital ratio

17.0

17.2

19.1

18.9

16.5

16.4

27.3

28.7

21.9

21.8
Total capital ratio

27.3

28.7

22.2

22.1
Total loss-absorbing capacity ratio

33.0

33.5

27.0

26.8

50.0

48.9

32.5

32.1
Tier 1 leverage ratio

6.2

6.3

8.2

8.3
Supplementary tier 1 leverage ratio

7.4

7.5
Going concern leverage ratio

5.2

5.4

10.8

11.2

5.4

5.4
Total loss-absorbing capacity leverage ratio

10.2

10.6

8.8

8.8

11.3

10.8

12.2

12.3
Gone concern capital coverage ratio

111.7

120.6
Liquidity coverage ratio
4,8
High-quality liquid assets (bn) 224.8 97.7 98.8 77.6 85.3 20.0 20.3 29.2 30.5 6
Net cash outflows (bn) 131.5 47.1 52.4 54.5 60.2 13.2 13.2 19.5 21.0
6
Liquidity coverage ratio (%) 170.9 208.0
9
189.1 142.4
10
141.9 152.4 155.0 150.0 144.9
6
Net stable funding ratio
4,8,11
Total available stable funding (bn) 564.5 253.9 255.0 219.7 220.8 13.1 13.2 100.7 100.9
Total required stable funding (bn) 477.6 283.9 289.0 163.0 165.2 9.1 8.6 79.6 80.0
Net stable funding ratio (%) 118.2 89.4
12
88.2 134.8
12
133.7 144.9 153.8 126.5 126.1
Other
Joint and several liability between UBS AG and UBS
Switzerland AG (bn)
13
3 3
1 Comparative figures have

been restated to align

with the regulatory reports as

submitted to the European

Central Bank (the ECB).

2 The financial information disclosed

does not represent financial

statements
under the respective GAAP / IFRS.

3 The total operating income includes credit loss expense or release.

4 Refer to the 30 June 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for
more information.

5 Consists of positions that

meet the conditions laid

down in Art. 72a–b of

the Capital Requirements Regulation

(CRR) II with regard to

contractual, structural or legal subordination.

6 Comparative
information for 31 March 2023 has been restated

for revisions to HQLA and net cash outflows.

7 Consists of eligible long-term debt that meets the

conditions specified in 12 CFR 252.162 of the final

TLAC rules.
Total loss-absorbing capacity is the sum of tier 1

capital and eligible long-term debt.

8 Following the acquisition of Credit Suisse and

the corresponding additional disclosure requirements according to FINMA Circular
2016/1 “Disclosure – banks”, we disclose the UBS AG consolidated liquidity coverage ratio and net stable funding ratio for the first time in this section.

9 In the second quarter of 2023, the liquidity coverage ratio
(the LCR) of UBS AG was 208.0%,

remaining above the prudential requirements communicated

by FINMA.

10 In the second quarter of 2023,

the LCR of UBS Switzerland AG,

which is a Swiss SRB, was

142.4%,
remaining above the prudential requirement communicated

by FINMA in connection with the

Swiss Emergency Plan.

11 For UBS Americas Holding

LLC consolidated, the NSFR requirement

became effective as of
1 July 2021 and related disclosures came into effect in the second quarter of 2023.

12 In accordance with Art. 17h para. 3 and 4 of the Liquidity

Ordinance, UBS AG standalone is required to maintain a minimum
NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

13 Refer to the “Capital, liquidity and funding, and balance sheet”
section of this report for more information about the joint and several liability.

Under certain circumstances, the Swiss Banking Act and

FINMA’s Banking Insolvency

Ordinance authorize FINMA to modify, extinguish
or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

Second quarter 2023 report |
Significant regulated subsidiary and sub-group

information

112
Credit Suisse AG

(consolidated)
Credit Suisse AG

(standalone)
Credit Suisse
(Schweiz) AG
(consolidated)
Credit Suisse
(Schweiz) AG
(standalone)
Credit Suisse
International
(standalone)
Credit Suisse
Holdings (USA), Inc.
(consolidated)
All values in million, except where
indicated CHF CHF CHF CHF USD USD
Financial and regulatory requirements
US GAAP

Swiss SRB rules
Swiss GAAP

Swiss SRB rules
(phase-in)
1
US GAAP

Swiss SRB rules
Swiss GAAP

Swiss SRB rules
1
IFRS

UK regulatory rules
US GAAP

US Basel III
regulatory rules
As of or for the quarter ended 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23 30.6.23 31.3.23
Capital
2
Common equity tier 1 capital 45,542 54,244 28,394 34,206 12,958 12,602 11,884 11,841 14,589 14,951 10,759 12,491
Additional tier 1 capital 463 0 463 0 3,100 3,100 3,100 3,100 1,200 1,200 523 522
Total going concern capital / Tier 1 capital 46,004 54,244 28,856 34,206 16,058 15,702 14,984 14,941 15,789 16,151 11,282 13,013
Tier 2 capital 3 3 66 67
Total capital 46,004 54,244 28,856 34,206 16,058 15,702 14,984 14,941 15,792 16,154 11,348 13,080
Total gone concern loss-absorbing
capacity 39,375 42,227 39,325 42,362 9,300 9,300 9,300 9,300 4,586 4,586 3,000 3,500
Total loss-absorbing capacity 85,379 96,471 68,182 76,568 25,358 25,002 24,284 24,241 20,378 20,740 14,282 16,513
Risk-weighted assets and
leverage ratio denominator
2
Risk-weighted assets 217,102 242,919 199,504 230,782 88,130 90,129 87,414 90,414 48,633 49,042 21,313 31,762
Leverage ratio denominator 585,681 655,439 362,074 442,168 256,015 251,086 253,987 249,268 98,366 112,642 42,798 55,789
Supplementary leverage ratio denominator 51,448 66,825
Capital and leverage ratios (%)
2
Common equity tier 1 capital ratio 21.0 22.3 14.2 14.8 14.7 14.0 13.6 13.1 30.0 30.5 50.5 39.3
Going concern capital ratio / Tier 1 capital
ratio 21.2 22.3 14.5 14.8 18.2 17.4 17.1 16.5 32.5 32.9 52.9 41.0
Total capital ratio 21.2 22.3 14.5 14.8 18.2 17.4 17.1 16.5 32.5 32.9 53.2 41.2
Total loss-absorbing capacity ratio 39.3 39.7 28.8 27.7 27.8 26.8 41.9 42.3 67.0 52.0
Tier 1 leverage ratio 7.8 8.3 7.8 7.7 5.1 5.0 4.7 4.8 16.1 14.3 26.4 23.3
Supplementary tier 1 leverage ratio 16.1 14.3 21.9 19.5
Going concern leverage ratio 7.9 8.3 8.0 7.7 6.3 6.3 5.9 6.0 16.1 14.3
Total loss-absorbing capacity leverage
ratio 14.6 14.7 9.9 10.0 9.6 9.7 20.7 18.4 33.4 29.6
Gone concern capital coverage ratio 178.1 170.7 134.5 130.7 125.3 122.5 126.4 122.2 523.8 528.6
Liquidity coverage ratio
2
High-quality liquid assets (bn) 131.7 118.1 63.2 51.4 42.9 36.8 42.9 36.8 20.1 23.9 17.0 16.7
Net cash outflows (bn) 51.3 64.6 16.2 30.5 30.6 25.6 31.0 26.0 11.5 14.9 6.3 12.2
Liquidity coverage ratio (%) 256.7
3
182.9 390.9
4
168.6 140.2
5
143.5 138.2
6
141.4 197.0 162.8 293.0 139.4
Net stable funding ratio
2, 8
Total available stable funding (bn) 295.7 295.4 168.3 170.7 135.1 133.9 133.5 132.0 39.8 44.3 25.0 27.5
Total required stable funding (bn) 246.2 271.4 168.1 190.9 123.9 127.6 121.7 124.6 31.1 34.7 11.4 14.5
Net stable funding ratio (%) 120.1 108.9 100.1
7
89.4
7
109.0 104.9 109.7
7
106.0
7
128.1 127.5 219.6 189.8
Other
Joint and several liability between Credit
Suisse AG standalone and Credit Suisse
(Schweiz) AG standalone (bn)
0.6 0.6
1 Swiss GAAP statutory accounting

rules for banks allow the

use of certain US GAAP

accounting rules, such as

current expected credit loss

(the CECL) requirements.

2 Refer to the 30

June 2023 Pillar 3

Report,
available under “Pillar 3

disclosures” at ubs.com/investors,

for more information.

3 In the second quarter of

2023, the liquidity coverage

ratio (the LCR) of Credit

Suisse AG consolidated was

256.7%, remaining
above the prudential requirements communicated by FINMA.

4 In the second quarter of 2023, the LCR of Credit Suisse AG standalone was 390.9%, remaining above the prudential requirements communicated by
FINMA.

5 In the second quarter of 2023, the LCR of

Credit Suisse (Schweiz) AG consolidated was 140.2%, remaining above the prudential requirements communicated by FINMA.

6 In the second quarter of 2023,
the LCR of Credit Suisse (Schweiz) AG standalone was 138.2%, remaining above the prudential requirements communicated by FINMA.

7 Based on the Liquidity Ordinance, Credit Suisse AG standalone is allowed
to fulfill the minimum NSFR

of 100% by taking

into consideration any excess funding

of Credit Suisse (Schweiz) AG

standalone, and Credit

Suisse AG standalone has

an NSFR requirement of at

least 80% without
taking into consideration any such excess

funding. Credit Suisse (Schweiz) AG

must always fulfill the NSFR

of at least 100% on a

standalone basis.

8 For Credit Suisse Holdings

(USA), Inc., the NSFR requirement
became effective as of 1 July 2021 and related disclosures came into effect in the second quarter of 2023.

Second quarter 2023 report |
Significant regulated subsidiary and sub-group

information

113
UBS Group AG is

a holding company

and conducts substantially

all of its operations

through UBS AG, Credit

Suisse
AG and subsidiaries thereof. UBS Group AG, UBS AG and Credit

Suisse AG have contributed a significant portion
of their respective capital to,

and provide substantial liquidity to,

such subsidiaries. Many of these

subsidiaries are
subject to regulations requiring compliance with minimum capital,

liquidity and similar requirements. The tables in
this section summarize

the regulatory capital

components and

capital ratios of

our significant

regulated subsidiaries
and sub-groups determined

under the regulatory framework

of each subsidiary’s

or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities
of subsidiaries. Supervisory

authorities also may

require entities to

measure capital

and leverage ratios

on a stressed
basis and may limit

the ability of

an entity to engage

in new activities or

take capital actions

based on the results

of
those tests.
In June 2023, the Federal Reserve Board released

the results of its 2023 Dodd–Frank Act

Stress Test (DFAST). UBS’s
US

intermediate holding

company, UBS

Americas Holding

LLC, and

Credit

Suisse’s intermediate

holding, Credit
Suisse

Holdings

(USA),

Inc.,

exceeded

the

minimum

capital

requirements

under

the

severely

adverse

scenario.
Following the completion of the

annual DFAST and the Comprehensive Capital

Analysis and Review (CCAR), UBS
Americas Holding LLC was assigned a stress capital buffer (an SCB) of 9.1% (previously 4.8%) under the SCB rule as of 1 October 2023, resulting

in a total common equity

tier 1 (CET1) capital requirement

of 13.6%. Credit Suisse
Holdings (USA), Inc. was assigned an SCB of 7.2% (previously 9.0%),

resulting in a total CET1 capital requirement
of 11.7%.

Additional information

on the

above entities

is provided

in the

30 June 2023

Pillar 3 report,

which is

available under
“Pillar 3 disclosures” at ubs.com/investors .

Second quarter 2023 report |
Appendix

114
Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance

and to

reflect management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
Credit Suisse‘s assets and liabilities

as of 30 June

2023 are reflected in

the Group balance sheet measures.

Credit
Suisse‘s second quarter results for the one-month period

ended 30 June 2023, as included in the

Group’s second
quarter results, have been

annualized for the purpose

of the calculation of

return measures, by multiplying

such by
four and two for quarterly and semi-annual measures,

respectively.
APM label Calculation
Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on

loans
or credit facilities. At the end of each month, any client
that has logged on at least once in that

month is
determined to be “active” (a log-in time stamp

is
allocated to all business relationship numbers or

per
legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships operated

by
Personal Banking, excluding persons under the

age of
15, clients who do not have a private account,

clients
domiciled outside Switzerland and clients who have
defaulted on loans or credit facilities. At the

end of
each month, any client that has logged on

at least once
in that month is determined to be “active”

(a log-in
time stamp is allocated to all business relationship
numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships operated

by
Personal Banking, excluding persons under the

age of
15, clients who do not have a private account,

clients
domiciled outside Switzerland and clients who have
defaulted on loans or credit facilities. At the

end of
each month, any client that has logged on

via the
mobile app at least once in that month is determined
to be “active” (a log-in time stamp is allocated

to all
business relationship numbers in a digital banking
contract).
This measure provides information about the
proportion of active Mobile Banking clients in the
total number of UBS clients (within the
aforementioned meaning) who are serviced by
Personal Banking.

Second quarter 2023 report |
Appendix

115
APM label
Calculation

Information content
Assets under management (USD)

– Wealth Management (Credit Suisse),

Swiss Bank (Credit Suisse),

Asset Management (Credit Suisse)
Calculated as the sum of assets for which

investment
advisory or discretionary asset management services
are provided, investment fund assets and assets
invested in other investment fund-like pooled
investment vehicles. In order to be classified as assets
under management, a service is expected to

be
provided currently or in the foreseeable future where
the involvement of banking or investment expertise
(e.g., as asset manager or investment advisor)

is not
purely executional or custodial in nature.
This measure provides information about the volume
of assets for which investment advisory or
discretionary asset management services are provided.
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Cost / income ratio (excluding
integration-related expenses and
acquisition costs) (%)
Calculated as operating expenses, excluding
integration-related expenses and acquisition costs
associated with the acquisition of the Credit Suisse
Group, divided by total revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses, excluding integration-related expenses

and
acquisition costs associated with the acquisition

of the
Credit Suisse Group, with gross income.
Cost / income ratio (%)
– Wealth Management (Credit Suisse),

Swiss Bank (Credit Suisse),

Asset Management (Credit Suisse),

the Investment Bank (Credit Suisse)
Calculated as total operating expenses divided

by net
revenues.
This measure provides information about the
efficiency of the business by comparing total
operating expenses with net revenues.
Fee and trading income for Corporate

&
Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of recurring net fee and
transaction-based income for Corporate &
Institutional Clients.
This measure provides information about the amount
of fee and trading income for Corporate

&
Institutional Clients.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment, mutual, hedge and private-market
funds where the firm has a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to the Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Fee-generating asset margin (bps)
– Global Wealth Management
Calculated as revenues from fee-generating assets

(a
portion of which is included in recurring fee income
and a portion of which is included in transaction-
based income, annualized as applicable) divided

by
average fee-generating assets for the

relevant
mandate fee billing period. For the US, fees have
been billed on daily balances since the fourth

quarter
of 2020 and average fee-generating assets

are
calculated as the average of the monthly

average
balances. Prior to the fourth quarter of 2020,

billing
was based on prior quarter-end balances,

and the
average fee-generating assets were thus the

prior
quarter-end balance. For balances outside of

the US,
billing is based on prior month-end balances

and
average fee-generating assets are thus the

average of
the prior month-end balances.
This measure provides information about the revenues
from fee-generating assets in relation to their average
volume during the relevant mandate fee billing
period.
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Invested assets (USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking,

Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.

Second quarter 2023 report |
Appendix

116
APM label
Calculation

Information content
Investment products for Personal
Banking (USD and CHF)

– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party

life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds,

as well as money market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Wealth Management (Credit Suisse),

Swiss Bank (Credit Suisse),

Asset Management (Credit Suisse)
Calculated as the net amount of new asset inflows
and asset outflows. The calculation is based

on the
direct method, taking into account individual cash
payments, security deliveries and cash flows

resulting
from loan increases or repayments. Excluded from the
calculation are interest and dividend income credited
to clients and commissions, interest, and fees charged
for banking

services,

as well as changes in assets
under management due to currency and market
volatility. Similarly,

other effects mainly relate to asset
inflows and outflows due to acquisition or divestiture,
exit from businesses or markets or exits due to new
regulatory requirements are excluded from the
calculation.
This measure provides information about the degree
of success in acquiring assets under management

or
changes in assets under management through
warranted reclassifications during a specific period.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets

or services.
Net new fee-generating asset

growth rate (%)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows recorded during a specific
period (annualized as applicable) divided by

total fee-
generating assets at the beginning of the period.
This measure provides information about the growth
of fee-generating assets during a specific

period as a
result of net new fee-generating asset flows.
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.
Net new money (USD)
– Global Wealth Management,

Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Net profit growth (excluding negative
goodwill, integration-related expenses,
and acquisition costs) (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders excludes negative
goodwill,

integration-related expenses and acquisition
costs associated with the acquisition of the Credit
Suisse Group, and related tax impacts.
This measure provides information about profit
growth since the comparison period, while excluding
negative goodwill,

integration-related expenses and
acquisition costs associated with the acquisition

of the
Credit Suisse Group, and related tax impacts.
Operating profit / (loss) before tax
(excluding negative goodwill,
integration-related expenses, and
acquisition costs) (USD)
Calculated as total revenues less negative goodwill,
less operating expenses, which exclude integration-
related expenses and acquisition costs associated with
the acquisition of the Credit Suisse Group, less the
impact of credit loss expense or release.
This measure provides information about financial
performance, excluding negative goodwill,
integration-related expenses and acquisition costs
associated with the acquisition of the Credit Suisse
Group.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.

Second quarter 2023 report |
Appendix

117
APM label
Calculation

Information content
Recurring commissions and fees (USD)

– Wealth Management (Credit Suisse),

Swiss Bank (Credit Suisse)

Calculated as the total of recurring commissions

and
fees for services, such as investment product
management, discretionary mandate and other

asset
management-related fees, fees from lending
activities, fees for general banking products and
services and revenues from wealth structuring
solutions.
This measure provides information about the amount
of recurring commissions and fees.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on common equity tier 1

capital (%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1

capital (excluding

negative goodwill,
integration-related expenses, and
acquisition costs)

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders and
common equity tier 1 capital exclude negative
goodwill,

integration-related expenses and acquisition
costs associated with the acquisition of the Credit
Suisse Group, and related tax impacts.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding negative
goodwill,

integration-related expenses and acquisition
costs associated with the acquisition of the Credit
Suisse Group, and related tax impacts.
Return on equity (%) Calculated as annualized net profit attributable to shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on equity (excluding negative
goodwill, integration-related expenses,
and acquisition costs) (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders. Net profit attributable to shareholders
and equity attributable to shareholders exclude
negative goodwill,

integration-related expenses and
acquisition costs associated with the acquisition

of the
Credit Suisse Group, and related tax impacts.
This measure provides information about the
profitability of the business in relation to equity, while
excluding negative

goodwill,

integration-related
expenses and acquisition costs associated with

the
acquisition of the Credit Suisse Group, and related tax
impacts.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity (%) Calculated as annualized net profit attributable to shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Return on tangible equity (excluding
negative goodwill, integration-related
expenses, and acquisition costs) (%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders and
equity attributable to shareholders exclude negative
goodwill,

integration-related expenses and acquisition
costs associated with the acquisition of the Credit
Suisse Group, and related tax impacts.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding negative goodwill,

integration-
related expenses and acquisition costs associated with
the acquisition of the Credit Suisse Group, and related
tax impacts.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share

(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total operating expenses (excluding
integration-related expenses and
acquisition costs)

(USD)
Calculated as total operating expenses less
integration-related expenses and acquisition costs
associated with the acquisition of the Credit Suisse
Group.
This measure provides information about the amount
of total operating expenses excluding integration-
related expenses and acquisition costs associated with
the acquisition of the Credit Suisse Group.

Second quarter 2023 report |
Appendix

118
APM label
Calculation

Information content
Transaction-

and performance-based
revenues (USD)

– Wealth Management (Credit Suisse)
Calculated as the total of transaction-

and
performance-based revenues, primarily arising

from
brokerage and product-issuing fees, fees from
foreign-exchange client transactions, trading and
sales income, equity participations income,

and
other transaction-

and performance-based income.
This measure provides information about the amount
of transaction-

and performance-based revenues.
Transaction-based income

(USD and CHF)
– Global Wealth Management,

Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Transaction-based revenues (USD)

– Swiss Bank (Credit Suisse)
Calculated as the total of transaction-based revenues,
arising primarily from brokerage fees, fees from
foreign exchange client transactions, corporate
advisory fees, revenues from our Swiss investment
banking business, equity participations income

and
other transaction-based income.
This measure provides information about the amount
of transaction-based revenues.

Second quarter 2023 report |
Appendix

119
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

International Financial
Reporting Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

Second quarter 2023 report |
Appendix

120
Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit-impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFC

Swiss Federal Council
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

Second quarter 2023 report |
Appendix

121
Information sources

Reporting publications
Annual publications
Annual

Report
:

Published

in

English,

this

single-volume report

provides descriptions

of:

the

Group

strategy and
performance; the

strategy and

performance of

the business

divisions and

Group Functions;

risk, treasury

and capital
management;

corporate

governance,

corporate

responsibility

and

the

compensation

framework,

including
information about compensation

for the Board

of Directors and

the Group Executive

Board members; and

financial
information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This

publication provides

a German

translation of

selected sections

of

the
Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the Annual

Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.
Diversity, Equity and Inclusion

Report
: This report details

UBS’s diversity, equity

and inclusion priority areas

of focus,
strategic goals and approach to achieving them.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about

UBS: results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a

wraparound document.

Most sections

of the

filing can

be satisfied

by referring

to the

combined UBS Group

AG
and UBS AG Annual

Report. However, there is

a small amount

of additional information

in Form 20-F

that is not
presented

elsewhere

and

is

particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this
additional disclosure.

Any document

that filed

with the

SEC is

available on

the SEC’s

website:
sec.gov
. Refer

to
ubs.com/investors

for more information.

Second quarter 2023 report |
Appendix

122
Cautionary Statement Regarding Forward-Looking Statements |

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for

UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives
on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social

objectives. While these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause

actual developments and

results to differ

materially from UBS’s

expectations. The Russia–Ukraine war

continues to affect

global markets,
exacerbate global inflation, and slow global

growth. In addition, the

war has caused significant population

displacement, and shortages of vital commodities,
including energy shortages and food insecurity,

and has increased the risk

of recession in OECD economies.

The coordinated sanctions on Russia and

Belarus,
and Russian and Belarusian entities and nationals, and the uncertainty as to whether the war will widen and intensify, may continue to have significant adverse
effects on the market

and macroeconomic conditions, including in ways

that cannot be anticipated. UBS’s acquisition

of Credit Suisse has

materially changed
our outlook and strategic direction

and introduced new operational challenges.

The integration of the Credit

Suisse entities into the UBS

structure is expected to
take between three to five years and

presents significant risks, including the risks that UBS

Group AG may be unable to

achieve the cost reductions and other
benefits contemplated

by the

transaction. This

creates significantly

greater uncertainty

about forward-looking

statements. Other

factors that

may affect

our
performance and ability to achieve our

plans, outlook and other objectives also include, but are

not limited to: (i) the degree to

which UBS is successful in the
execution of its strategic

plans, including its

cost reduction and efficiency

initiatives and its

ability to manage its

levels of risk-weighted

assets (RWA) and leverage
ratio denominator (LRD),

liquidity coverage ratio

and other financial

resources, including changes

in RWA assets and

liabilities arising from

higher market volatility
and the size of

the combined bank; (ii) the degree

to which UBS is

successful in implementing changes to

its businesses to meet changing market,

regulatory
and other conditions,

including as a

result of the acquisition

of Credit Suisse;

(iii) increased inflation and

interest rate volatility

in major markets;

(iv) developments
in the macroeconomic climate and in

the markets in which UBS

operates or to which it

is exposed, including movements in securities prices

or liquidity,

credit
spreads, currency exchange rates, deterioration or

slow recovery in residential and commercial real estate

markets, the effects of economic conditions,

including
increasing inflationary

pressures, market

developments, increasing

geopolitical tensions,

and changes

to national

trade policies

on the

financial position

or
creditworthiness of UBS’s clients and

counterparties, as well as on

client sentiment and levels of

activity, including

the COVID-19 pandemic and the measures
taken to manage it, which

have had and may also

continue to have a significant

adverse effect on global and

regional economic activity, including disruptions to
global supply chains and labor

market displacements; (v) changes

in the availability of capital

and funding, including any

adverse changes in UBS’s credit

spreads
and credit ratings

of UBS, Credit

Suisse, sovereign issuers, structured

credit products or

credit-related exposures, as

well as availability and

cost of funding to
meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of Credit Suisse; (vi) changes in central bank policies or the implementation of financial legislation and regulation in

Switzerland, the US, the UK, the European

Union and other financial centers that have
imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding
requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to
make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of

Credit Suisse, or

other developments;

(viii) UBS’s ability to

maintain and improve

its systems and

controls for complying

with sanctions in

a timely
manner and for

the detection

and prevention

of money laundering

to meet

evolving regulatory

requirements and

expectations, in

particular in current

geopolitical
turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the

major financial centers adversely affect UBS’s

ability to compete in certain lines of business;

(xi) changes
in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to
impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS
may be

exposed, or

possible constraints

or sanctions

that regulatory

authorities might

impose on

UBS, due

to litigation,

contractual claims

and regulatory
investigations, including the

potential for disqualification

from certain businesses,

potentially large fines

or monetary penalties,

or the loss of

licenses or privileges
as

a

result

of

regulatory or

other governmental

sanctions, as

well as

the effect

that litigation,

regulatory and

similar matters

have on

the operational

risk
component of our RWA,

including as a result

of its acquisition of

Credit Suisse, as

well as the

amount of capital available

for return to shareholders;

(xiii) the
effects on UBS’s

business, in particular

cross-border banking, of

sanctions, tax or

regulatory developments

and of possible

changes in UBS’s

policies and practices;
(xiv) UBS’s ability to retain and attract the employees

necessary to generate revenues and to manage,

support and control its businesses, which may be affected
by competitive factors;

(xv) changes in accounting

or tax standards or policies,

and determinations or interpretations

affecting the recognition of gain

or loss, the
valuation of goodwill,

the recognition of

deferred tax assets

and other matters;

(xvi) UBS’s ability to

implement new

technologies and

business methods,

including
digital services and technologies,

and ability to successfully compete

with both existing and new

financial service providers, some

of which may not be regulated
to the

same extent;

(xvii) limitations on

the effectiveness

of UBS’s

internal processes

for risk

management, risk

control, measurement

and modeling,

and of
financial models

generally; (xviii) the

occurrence of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,

cyberattacks, data
leakage and

systems failures,

the risk

of which

is increased

with cyberattack

threats from

both nation

states and

non-nation-state actors

targeting financial
institutions; (xix) restrictions on the ability of UBS Group

AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to
make loans or distributions, directly

or indirectly,

or, in

the case of financial difficulties,

due to the exercise

by FINMA or the

regulators of UBS’s operations in
other countries of their broad statutory powers in

relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes
in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s ability

to maintain its stated capital

return objective; (xxi) uncertainty
over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the

evolving nature of

underlying science

and industry and

the possibility of

conflict between

different governmental standards

and regulatory regimes;
(xxii) the ability of

UBS to access capital

markets; (xxiii) the ability of

UBS to successfully recover from

a disaster or other

business continuity problem due to

a
hurricane, flood,

earthquake, terrorist

attack, war, conflict

(e.g., the

Russia–Ukraine

war), pandemic,

security breach,

cyberattack, power

loss, telecommunications
failure or other

natural or man-made

event, including the

ability to function

remotely during long-term

disruptions such

as the COVID-19

(coronavirus) pandemic;
(xxiv) the level

of success in

the absorption

of Credit Suisse,

in the integration

of the two

groups and their

businesses, and in

the execution

of the planned

strategy
regarding cost reduction

and divestment

of any non-core

assets, the

existing assets

and liabilities

currently existing

in the

Credit Suisse

Group, the level

of resulting
impairments and

write-downs, the

effect of

the consummation

of the

integration on

the operational

results, share

price and

credit rating

of UBS

– delays,
difficulties,

or

failure

in

closing

the

transaction

may

cause

market

disruption

and

challenges

for

UBS

to

maintain

business,

contractual

and

operational
relationships; and (xxv) the effect that these or other

factors or unanticipated events, including

media reports and speculations, may have

on our reputation and
the additional consequences that this may

have on our business and

performance. The sequence in which the

factors above are presented

is not indicative of
their likelihood

of occurrence

or the

potential magnitude of

their consequences. Our

business and

financial performance could

be affected

by other

factors
identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission

(the SEC). More detailed information
about those factors is set

forth in documents furnished by UBS and

filings made by UBS with the

SEC, including the Annual Report on

Form 20-F for the year
ended 31 December 2022.

UBS is not under

any obligation to (and

expressly disclaims any obligation

to) update or alter

its forward-looking statements,

whether
as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

UBS Group AG
Risks relating to UBS
Certain risks,

including those

described below,

may affect

UBS’s

ability to

execute its

strategy or

its business

activities,
financial condition, results

of operations and prospects.

UBS is inherently exposed

to multiple risks,

many of which may
become apparent

only with

the benefit

of hindsight. As

a result,

risks that

UBS does

not consider

to be

material, or

of
which it is not currently aware, could also adversely affect

UBS. Within each category,

the risks that UBS considers to be
most material are presented first.

Strategy, management and operational risks
UBS’s acquisition of Credit Suisse Group AG exposes UBS to heightened litigation risk and regulatory scrutiny
and entails significant additional costs, liabilities and

business integration risks
UBS acquired

the Credit

Suisse Group

under exceptional

circumstances of

volatile financial

markets and

the continued
outflows and deteriorating overall financial

position of Credit Suisse, in

order to avert a failure

of Credit Suisse and thus
damage to the Swiss

financial center and

to global financial

stability.

The acquisition was

effected through

a merger of
Credit Suisse

Group AG

with and

into UBS Group

AG, with UBS

Group AG

succeeding to all

assets and

all liabilities

of
Credit Suisse Group

AG, becoming the direct

or indirect shareholder

of the former Credit

Suisse Group AG's

direct and
indirect subsidiaries (the

"Credit Suisse Group").

Therefore, on a

consolidated basis, all assets,

risks and liabilities

of the
Credit Suisse Group became a part of UBS. This includes

all ongoing and future litigation, regulatory and similar

matters
arising

out

of

the

business

of

Credit

Suisse

Group,

thereby

materially

increasing

UBS's

exposure

to

litigation

and
investigation risks, as described in further detail below.
UBS has

incurred

substantial

transaction

fees

and costs

in connection

with the

transaction

and

will continue

to

incur
substantial integration and restructurings

costs. In addition, UBS may

not realize all of

the expected cost reductions and
other benefits

of the

transaction. UBS

may not

be able

to successfully

execute its

strategic plans

or to

achieve the expected
benefits of the acquisition of Credit Suisse Group. The success of the transaction, including anticipated benefits and cost savings, will depend,

in part, on the

ability to successfully

integrate the operations

of both firms rapidly

and effectively,
while maintaining stability of operations and high levels of service to customers of the combined franchise.

UBS’s ability to successfully integrate

Credit Suisse will depend on a number

of factors, some of which are

outside of its
control, including UBS’s ability to:
●
Combine the operations of

the two firms in

a manner that preserves

client service, simplifies infrastructure

and
results in operating cost savings.
●
Reverse outflows of deposits and client invested assets at Credit

Suisse, particularly in its Wealth Management
and Switzerland and to attract additional deposits and other client assets to the combined firm.
●
Achieve cost reductions at the levels and in the

timeframe it plans.
●
Enhance, integrate, and, where necessary,

remediate risk management and financial control

and other systems
and frameworks, including to remediate the material

weaknesses in Credit Suisse’s internal controls

over
financial reporting.

●
Simplify the legal structure of the combined firm

in an expedited manner,

including through mergers of UBS
Switzerland AG and Credit Suisse Schweiz AG and the

planned merger of UBS AG and Credit Suisse

AG, as
well as other mergers and asset dispositions, including obtaining regulatory approvals and licenses required

to
implement such changes.
●
Retain staff and to reverse attrition of staff

in certain of Credit Suisse’s business areas

.
●
Successfully execute the wind-down of the assets and

liabilities in its Non-core and legacy unit and release
capital and resources for other purposes.
●
Resolve outstanding litigation, regulatory and similar

matters, including matters relating to Credit

Suisse, on
terms that are not significantly adverse to UBS Group,

as well as to successfully remediate outstanding
regulatory and supervisory matters and meet

other regulatory commitments.
Further investigation and planning for integration is taking place,

and risks that UBS does not currently consider

to
be material, or of which it is not currently aware,

could also adversely affect UBS.

The level

of success

in the

absorption of

the Credit

Suisse Group, in

the integration

of the

two groups

and their

businesses,
particularly in the area of

the Swiss domestic bank, as well as domestic

and international wealth management business,
and in the

execution of

the planned

strategy regarding

cost reduction

and divestment

of any

non-core assets,

and the
level of resulting impairments and write-downs, may impact the operational results, share price and credit rating of UBS.
The past financial performance of each of

UBS Group AG and Credit Suisse may

not be indicative of their future financial
performance.

The

combined

group

will

be

required

to

devote

significant

management

attention

and

resources

to
integrating

its

business

practices

and

support

functions.

The

diversion

of

management’s

attention

and

any

delays

or
difficulties encountered in connection with the transaction and the coordination of the two companies’ operations could
have an

adverse effect

on the

business, financial

results,

financial condition

or the

share

price of

the combined

group
following the transaction. The coordination process

may also result in additional and unforeseen

expenses.
UBS’s reputation is critical to its success
UBS’s reputation

is critical to

the success of

its strategic plans,

business and prospects.

Reputational damage

is difficult
to reverse, and improvements tend to be slow

and difficult to measure. In the past, UBS’s

reputation has been adversely
affected

by

its

losses

during

the

financial

crisis,

investigations

into

its

cross-border

private

banking

services,

criminal
resolutions

of

LIBOR-related

and

foreign

exchange

matters,

as

well

as

other

matters.

UBS

believes

that

reputational
damage as a result of

these events was an important factor

in its loss of

clients and client assets across its

asset-gathering
businesses.

Credit

Suisse has

more

recently

been subject

significant litigation

and regulatory

matters

and to

financial
losses that adversely affected its reputation and the confidence of clients, which played a significant role in the failure of
Credit Suisse in March.

These events, or new events

that cause reputational damage could

have a material adverse

effect
on its results of operation and financial condition,

as well as its ability to achieve its strategic goals and

financial targets.
Operational risks affect UBS’s business
UBS’s businesses

depend on

its ability

to process

a

large number

of transactions,

many of

which

are

complex,

across
multiple and diverse markets in different currencies,

to comply with requirements of many different

legal and regulatory
regimes

to

which

it

is

subject

and

to

prevent,

or

promptly

detect

and

stop,

unauthorised,

fictitious

or

fraudulent
transactions.

UBS

also

relies

on

access

to,

and

on

the

functioning

of,

systems

maintained

by

third

parties,

including
clearing systems, exchanges,

information processors and

central counterparties. Any

failure of its

or third-party systems
could have an adverse effect on UBS. These

risks may be greater as UBS deploys newer technologies, such as blockchain,
or

processes,

platforms

or

products

that

rely

on

these

technologies.

UBS’s

operational

risk

management

and

control
systems and

processes are

designed to

help ensure

that the

risks associated

with its

activities –

including those

arising
from

process

error,

failed

execution,

misconduct,

unauthorised

trading,

fraud,

system

failures,

financial

crime,
cyberattacks,

breaches

of

information

security,

inadequate

or

ineffective

access

controls

and

failure

of

security

and
physical protection

–

are

appropriately

controlled.

If

UBS’s

internal controls

fail or

prove

ineffective

in identifying

and
remedying these risks, it could suffer

operational failures that might result

in material losses, such as the substantial

loss
it incurred

from the

unauthorised trading

incident announced

in September

2011. The

acquisition of

the Credit

Suisse
Group may elevate

these risks, particularly

during the first

phases of integration,

as the firms

have historically operated
under different procedures,

IT systems, risk policies and structures of governance.

As a significant proportion

of its staff have

been and will continue working

from outside the office,

UBS has faced, and
will

continue

to

face,

new

challenges

and

operational

risks,

including

maintenance

of

supervisory

and

surveillance
controls, as

well as increased

fraud and

data security

risks. While

UBS has taken

measures to

manage these

risks, such
measures have never been tested on the scale

or duration that UBS is currently experiencing, and

there is risk that these
measures will prove not to have

been effective in the current unprecedented

operating environment.

UBS uses automation as part

of its efforts to improve efficiency, reduce the risk of error and improve its client experience.
UBS intends to

expand the use

of robotic

processing, machine

learning and artificial

intelligence to further

these goals.
Use of these

tools presents

their own

risks, including

the need

for effective

design and

testing; the

quality of

the data
used

for

development

and

operation

of

machine

learning

and

artificial

intelligence

tools

may

adversely

affect

their
functioning and result in errors and other

operational risks.

Financial services

firms have

increasingly been

subject to

breaches of

security and

to cyber-

and other

forms of

attack,
some of

which are

sophisticated

and targeted

attacks intended

to gain

access to

confidential information

or systems,
disrupt service

or steal

or destroy

data, which

may result

in business disruption

or the

corruption or loss

of data

at our
locations or those of

third parties. Cyberattacks by hackers, terrorists,

criminal organizations, nation states and extremists
have also increased

in frequency and

sophistication. Current geopolitical tensions

have led to

increased risk of

cyberattack
from foreign state

actors. In particular,

the Russia–Ukraine

war and the

imposition of

significant sanctions

on Russia by
Switzerland,

the

US,

the

EU,

the

UK

and

others

has

resulted

and

may

continue

to

result

in

an

increase

in

the

risk of
cyberattacks.

Such

attacks

may

occur

on

UBS’s

own

systems

or

on

the

systems

that

are

operated

by

external

service
providers, may be attempted

through the introduction of

ransomware, viruses or malware,

phishing and other forms of
social engineering,

distributed

denial of

service attacks

and other

means. These

attempts

may occur

directly,

or using
equipment or security passwords

of UBS employees,

third-party service providers

or other users. Cybersecurity

risks also
have

increased

due

to

the

widespread

use

of

digital

technologies,

cloud

computing

and

mobile

devices

to

conduct
financial business and

transactions. During the

first quarter of

2023, a third-party

vendor, ION XTP,

suffered a ransomware
attack, which resulted in some

disruption to our exchange-traded derivatives clearing

activities, although we restored our
services within 36 hours, using an available alternative solution. In addition to external attacks, UBS has experienced loss of client data from failure by employees and others to follow internal policies and procedures and from misappropriation
of UBS’s data by employees and others.
UBS may not be

able to anticipate,

detect or recognise threats

to its systems or

data and its preventative

measures may
not

be

effective

to

prevent

an

attack

or

a

security

breach.

In

the

event

of

a

security

breach,

notwithstanding

its
preventative measures,

UBS may

not immediately

detect a

particular breach

or attack.

The acquisition

of Credit

Suisse
may

elevate

and intensify

these

risks

as would

-be

attackers

have

a

larger

potential

target

in

the

combined

bank

and
differences

in

systems,

policies,

and

platforms

could

make

threat

detection

more

difficult.

Once

a

particular

attack

is
detected, time

may be

required to

investigate and

assess the

nature and

extent of

the attack,

and to

restore and

test
systems

and

data.

If

a

successful

attack

occurs

at

a

service

provider,

as

UBS

has

recently

experienced,

UBS

may

be
dependent on the service provider’s ability to detect the attack, investigate and assess the attack and successfully restore the relevant systems

and data. A

successful breach or

circumvention of

security of UBS’s

or a service

provider’s systems
or data could have significant negative consequences for UBS, including disruption of its operations, misappropriation of confidential

information

concerning

UBS

or

its

clients,

damage

to

its

systems,

financial

losses

for

UBS

or

its

clients,
violations

of

data

privacy

and

similar

laws,

litigation

exposure

and

damage

to

its

reputation.

UBS

may

be

subject

to
enforcement actions as regulatory

focus on cybersecurity increases and

regulators have announced new rules,

guidance
and initiatives on ransomware and other cybersecurity-related issues.

UBS is subject to complex and frequently changing laws and regulations governing the protection of client and personal
data, such

as the EU

General Data Protection

Regulation. Ensuring that

UBS complies with

applicable laws and

regulations
when it collects, uses and transfers personal information requires substantial resources and may affect the ways in which
UBS conducts

its business.

In the

event that

UBS fails

to comply

with applicable

laws, it

may be

exposed to

regulatory
fines and penalties and other sanctions. It may also incur such penalties if its vendors or other service providers or clients or counterparties fail to comply with these laws or to maintain appropriate controls over protected data. In addition, any loss or exposure of client or other data may adversely

damage UBS’s reputation and adversely affect

its business.
A major focus of US and other countries’ governmental policies relating to financial institutions in recent

years has been
on

fighting

money

laundering

and

terrorist

financing.

UBS

is

required

to

maintain

effective

policies,

procedures

and
controls to

detect, prevent

and report

money laundering

and terrorist

financing, and

to verify

the identity

of its

clients
under the laws of many of the countries in which it operates.

It is also subject to laws and regulations related

to corrupt
and illegal payments to government officials

by others, such as the US Foreign

Corrupt Practices Act and the

UK Bribery
Act. UBS

has implemented

policies, procedures

and internal

controls that

are

designed to

comply with

such laws

and
regulations.

Notwithstanding

this,

US

regulators

have

found

deficiencies

in

the

design

and

operation

of

anti-money
laundering

programs

in

UBS’s

US

operations.

UBS

has

undertaken

a

significant

program

to

address

these

regulatory
findings with the objective

of fully meeting regulatory

expectations for its programs.

Failure to maintain and

implement
adequate programs to combat money laundering, terrorist financing or corruption, or any failure of its programs in

these
areas,

could

have

serious

consequences

both

from

legal

enforcement

action

and

from

damage

to

UBS’s

reputation.
Frequent changes in

sanctions imposed and

increasingly complex sanctions

imposed on countries,

entities and individuals,
as exemplified by the breadth

and scope of the sanctions

imposed in relation to

the war in Ukraine, increase

UBS’s cost
of monitoring and complying with

sanctions requirements and increase the risk that

it will not identify

in a timely manner
client activity that is subject to a sanction.
As a result

of new and

changed regulatory requirements and the

changes UBS has

made in its

legal structure, the

volume,
frequency and complexity of its regulatory

and other reporting has remained

elevated. Regulators have also significantly
increased expectations regarding

UBS’s internal reporting and data aggregation,

as well as management reporting.

UBS
has incurred, and continues to incur,

significant costs to implement infrastructure to meet these requirements. Failure to
meet external

reporting

requirements

accurately

and in

a timely

manner or

failure

to meet

regulatory

expectations of
internal reporting,

data

aggregation

and

management

reporting

could

result

in

enforcement

action

or

other

adverse
consequences for UBS.

In addition, despite the contingency plans that UBS has in

place, its ability to conduct business may be adversely affected by

a

disruption

in

the

infrastructure

that

supports

its

businesses

and

the

communities

in

which

it

operates.

This

may
include

a

disruption

due

to

natural

disasters,

pandemics,

civil

unrest,

war

or

terrorism

and

involve

electrical,
communications, transportation or

other services that

UBS uses or

that are used

by third parties

with whom UBS

conducts
business.
UBS depends on its risk management and control processes

to avoid or limit potential losses in its
businesses
Controlled risk-taking

is a

major part

of the

business of

a financial

services firm.

Some losses

from risk-taking

activities
are inevitable, but

to be

successful over time,

UBS must

balance the risks

it takes

against the returns

generated. Therefore,
UBS must diligently

identify,

assess, manage and control

its risks, not only

in normal market

conditions but also as

they
might develop under more extreme,

stressed conditions, when concentrations of exposures

can lead to severe losses.

UBS has

not always

been able

to prevent

serious losses

arising from

risk management

failures and

extreme

or sudden
market

events.

It

recorded

substantial

losses

on

fixed-income

trading

positions

in

the

2008

financial

crisis,

in

the
unauthorised trading incident in

2011 and, more

recently,

positions resulting from

the default of a

US prime brokerage
client. In

the recent

past, Credit

Suisse has

suffered

very significant

losses from

the default

of the

US prime

brokerage
client, the losses in supply-chain finance funds managed by it, as well as other matters. As a result of these Credit Suisse is subject

to significant

regulatory

remediation

obligations to

address

deficiencies in

its risk

management and

controls
systems, that will continue following the merger.

UBS

regularly

revises

and

strengthens

its

risk

management

and

control

frameworks

to

seek

to

address

identified
shortcomings. Nonetheless, it could suffer further

losses in the future if, for example:
UBS does not fully identify the risks in its portfolio, in particular risk concentrations and correlated risks;
●
its

assessment

of

the

risks

identified,

or

its

response

to

negative

trends,

proves

to

be

untimely,

inadequate,
insufficient or incorrect;

●
its risk models prove insufficient to predict the scale of financial risks the bank faces;

●
markets move in ways that UBS does not expect –

in terms of their speed, direction, severity or correlation – and its ability to manage risks in the resulting environment

is, therefore, affected;
●
third parties to whom UBS has credit exposure or

whose securities UBS holds are severely affected by events and
UBS suffers defaults and impairments beyond the level implied by its risk assessment; or

●
collateral or other security provided by its counterparties and clients proves inadequate to cover their obligations
at the time of default.

UBS

also

holds

legacy

risk

positions,

primarily

in

its

Non-core

and

legacy,

that,

in

many

cases,

are

illiquid

and

may
deteriorate in value.

The acquisition of the Credit Suisse Group will increase,

materially, the portfolio of business that are
outside of UBS’s risk appetite and subject to exit that will be managed in the Non-core and legacy segment.

UBS

also

manages

risk

on

behalf

of

its

clients.

The

performance

of

assets

UBS

holds

for

its

clients

may

be

adversely
affected by the

same aforementioned factors.

If clients suffer losses

or the performance

of their assets held

with UBS is
not in line

with relevant

benchmarks against which

clients assess investment

performance, UBS may

suffer reduced fee
income and a decline in assets under management, or withdrawal of mandates.
Investment positions, such

as equity investments

made as part

of strategic initiatives

and seed investments

made at the
inception of funds that UBS manages,

may also be affected by market risk

factors. These investments are often not liquid
and generally

are intended

or required

to be

held beyond

a normal

trading horizon.

Deteriorations in

the fair

value of
these positions would have a negative effect on UBS’s earnings.
UBS may be unable to identify or capture revenue

or competitive opportunities, or retain and attract
qualified employees
The financial

services industry

is characterised

by intense

competition, continuous

innovation, restrictive,

detailed, and
sometimes fragmented

regulation and

ongoing consolidation.

UBS faces

competition at

the level

of local

markets and
individual business

lines, and from

global financial institutions

that are

comparable to UBS

in their size

and breadth,

as
well

as

competition

from

new

technology-based

market

entrants,

which

may

not

be

subject

to

the

same

level

of
regulation. Barriers

to entry

in individual

markets and

pricing levels

are being

eroded by

new technology.

UBS expects
these trends to

continue and competition

to increase. UBS’s

competitive strength

and market position

could be eroded
if it is

unable to identify market

trends and developments, does

not respond to such

trends and developments by devising
and

implementing

adequate

business

strategies,

does

not

adequately

develop

or

update

its

technology,

including

its
digital channels and tools, or is unable to attract or retain the qualified people needed.
The

amount

and

structure

of

UBS’s

employee

compensation

is

affected

not

only

by

its

business

results,

but

also

by
competitive factors and regulatory considerations.

In response

to the

demands of

various stakeholders,

including regulatory

authorities and

shareholders, and

in order

to
better

align the

interests

of UBS’s

staff

with other

stakeholders,

UBS has

increased

average

deferral periods

for

stock
awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards
linked to

business performance.

UBS has

also introduced

individual caps

on the

proportion of

fixed to

variable pay

for
the Group Executive Board (“ GEB ”) members, as well as certain other employees. UBS will also be required to introduce
and

enforce

provisions

requiring

UBS

to

recover

from

GEB

members

and

certain

other

executives

a

portion

of

performance-based incentive compensation in

the event that UBS Group

or another entity with securities

listed on a US
national securities exchange, is required

to restate its financial statements as a result

of a material error.

Constraints on the

amount or structure of

employee compensation, higher levels

of deferral, performance conditions

and
other circumstances triggering

the forfeiture of

unvested awards may

adversely affect UBS’s

ability to retain

and attract
key employees,

particularly where

UBS competes

with companies

that are

not subject

to these

constraints. The

loss of
key staff

and the inability

to attract

qualified replacements

could seriously compromise

its ability to

execute its strategy
and to successfully improve its operating and control environment, and could affect its business performance. This risk is intensified by

elevated levels

of attrition

among Credit

Suisse employees.

Swiss law

requires that

shareholders approve
the compensation of the

Board of Directors

(the “
BoD
”) and the

GEB each year.

If the shareholders

fail to approve

the
compensation for the GEB

or the BoD, this could

have an adverse

effect on UBS’s ability

to retain experienced

directors
and its senior management.
As UBS Group AG is a holding company, its operating

results, financial condition and ability to pay
dividends and other distributions and / or to pay its

obligations in the future depend on funding, dividends
and other distributions received directly or indirectly from its subsidiaries, which may be subject to
restrictions
UBS Group

AG’s ability to

pay dividends and

other distributions

and to pay

its obligations in

the future

will depend

on
the

level

of

funding,

dividends

and

other

distributions,

if

any,

received

from

UBS

AG,

Credit

Suisse

AG

and

other
subsidiaries. The

ability of

such subsidiaries

to make

loans or distributions,

directly or

indirectly,

to UBS

Group AG

may
be

restricted

as

a

result

of

several

factors,

including

restrictions

in

financing

agreements

and

the

requirements

of
applicable law and

regulatory,

fiscal or other

restrictions. In

particular,

UBS Group

AG’s direct

and indirect

subsidiaries,
including UBS AG, Credit Suisse AG UBS Switzerland AG, Credit Suisse Schweiz AG, UBS Americas Holding LLC and UBS
Europe SE, are subject

to laws and

regulations that require the entities

to maintain minimum

levels of capital

and liquidity,
restrict dividend

payments, authorise

regulatory bodies

to block or

reduce the

flow of funds

from those

subsidiaries to
UBS Group AG, or

could affect their

ability to repay any

loans made to, or other

investments in, such subsidiary

by UBS
Group AG or another member of the

Group. For example, in the early stages

of the COVID-19 pandemic, the European
Central Bank

ordered all

banks under

its supervision

to cease

dividend distributions

and the

Federal Reserve

Board has
limited capital distributions by bank holding companies and intermediate holding companies. Restrictions and regulatory actions of this

kind could impede

access to funds

that UBS Group

AG may need

to meet its

obligations or to

pay dividends
to shareholders. In addition, UBS Group AG’s

right to participate in a

distribution of assets upon a subsidiary’s

liquidation
or reorganisation is subject to all prior claims of the

subsidiary’s creditors.
UBS’s

capital

instruments

may

contractually

prevent

UBS

Group

AG

from

proposing

the

distribution

of

dividends

to
shareholders, other than in the form of shares, and from engaging in repurchases of shares,

if UBS does not pay interest
on these instruments.
Furthermore, UBS Group AG may guarantee some of

the payment obligations of certain of the Group’s subsidiaries from time to time. These guarantees

may require UBS Group AG to provide

substantial funds or assets to subsidiaries

or their
creditors or counterparties at a time when UBS Group

AG is in need of liquidity to fund its own obligations.
The credit ratings of UBS

Group AG or its subsidiaries

used for funding purposes could

be lower than the ratings

of the
Group’s operating

subsidiaries,

which may

adversely affect

the market

value of

the securities

and other

obligations of
UBS Group AG or those subsidiaries on a standalone basis.
Market, credit and macroeconomic risks
Performance in the financial services industry is affected

by market conditions and the macroeconomic
climate

UBS’s

businesses

are

materially

affected

by

market

and

macroeconomic

conditions.

A

market

downturn

and

weak
macroeconomic conditions can be

precipitated by a

number of

factors, including geopolitical

events, such as

international
armed conflicts,

war,

or acts

of terrorism,

the imposition

of sanctions,

global trade

or global

supply chain

disruptions,
including

energy

shortages

and

food

insecurity,

changes

in

monetary

or

fiscal

policy,

changes

in

trade

policies

or
international trade

disputes, significant

inflationary or

deflationary price

changes, disruptions in

one or

more concentrated
economic

sectors,

natural

disasters,

pandemics

or

local

and

regional

civil

unrest.

Such

developments

can

have
unpredictable and destabilizing effects.

Adverse changes in interest rates,

credit spreads, securities prices, market

volatility and liquidity, foreign exchange

rates,
commodity prices, and other market fluctuations,

as well as changes in

investor sentiment, can affect UBS’s

earnings and
ultimately its financial and capital positions. As financial markets are global and highly interconnected, local and regional events

can

have

widespread

effects

well

beyond

the

countries

in

which

they

occur.

Any

of

these

developments

may
adversely affect UBS’s business or financial results.
As a result of

significant volatility in the

market, UBS’s businesses

may experience a

decrease in client activity

levels and
market

volumes,

which

would

adversely

affect

its

ability

to

generate

transaction

fees,

commissions

and

margins,
particularly in Global Wealth Management and

the Investment Bank. A market downturn

would likely reduce the volume
and

valuation

of

assets

that

UBS

manages

on

behalf

of

its

clients,

which

would

reduce

recurring

fee

income

that

is
charged based on

invested assets, primarily

in Global Wealth

Management and

Asset Management,

and performance-
based fees in Asset Management. Such a

downturn could also cause a decline in the

value of assets that UBS owns and
accounts

for

as

investments

or

trading

positions.

In

addition,

reduced

market

liquidity

or

volatility

may

limit

trading
opportunities and may therefore reduce transaction-based income and may also impede UBS’s ability to manage risks.
Geopolitical events:

For example,

the Russia–Ukraine

war has

led to

one of

the largest

humanitarian crises

in decades,
with

millions

of

people

displaced,

a

mass

exodus

of

businesses

from

Russia,

and

heightened

volatility

across

global
markets. In addition, as

a result of the

war, several jurisdictions, including the

US, the EU, the

UK, Switzerland and others,
have imposed extensive sanctions on

Russia and Belarus and certain Russian

and Belarusian entities and nationals, as

well
as the Russian Central Bank. Among others, the financial sanctions include barring certain Russian banks from using the
Society for

Worldwide

Interbank Financial

Telecommunication

(SWIFT) messaging

system, asset

freezes

for sanctioned
individuals and

corporations, limits

on financial

transactions

with sanctioned

entities and

individuals, and

limitation of
deposits in the

EU and Switzerland

from Russian

persons not entitled

to residency

in the European

Economic Area

(the
“ EEA ”) or Switzerland. The scale of the conflict and the speed and extent of sanctions may produce many of the effects described in the paragraph above, including in ways that

cannot now be anticipated.
If individual

countries impose

restrictions on

cross-border

payments or

trade, or

other exchange

or capital

controls, or
change their currency (for

example, if one or more

countries should leave

the Eurozone, as a

result of the imposition of
sanctions on

individuals, entities

or countries,

or escalation

of trade

restrictions and

other actions

between the

US, or
other

countries,

and

China),

UBS

could

suffer

adverse

effects

on

its

business,

losses

from

enforced

default

by
counterparties, be unable to access its own assets or be

unable to effectively manage its risks.
UBS could

be materially

affected if

a crisis

develops, regionally

or globally,

as a

result of

disruptions in

markets due

to
macroeconomic or political

developments, trade restrictions,

or the failure

of a major

market participant. Over

time, UBS’s
strategic plans have become more heavily dependent

on its ability to generate growth and

revenue in emerging markets,
including China, causing UBS to be more exposed to the

risks associated with such markets.
Global Wealth Management derives revenues from all the principal regions, but has a greater concentration in Asia than many peers and

a substantial presence

in the US, unlike

many European peers.

The Investment Bank’s

business is more
heavily weighted to Europe

and Asia than its peers,

while its derivatives business

is more heavily weighted to

structured
products

for

wealth

management

clients, in

particular

with European

and Asian

underlyings.

UBS’s performance

may
therefore be more affected

by political, economic and

market developments in these

regions and businesses than

some
other financial service providers.
COVID-19 pandemic:

The COVID-19 pandemic, the

governmental measures taken to

manage it, and

related effects, such
as labor market displacements, supply

chain disruptions, and inflationary pressures, have adversely affected, and may still
adversely

affect,

global and

regional

economic

conditions,

resulting

in contraction

in

the

global economy,

substantial
volatility

in the

financial

markets,

crises in

markets

for goods

and services,

as well

as significant

disruptions

in

certain
regional real estate

markets, increased unemployment,

increased credit and

counterparty risk,

and operational

challenges.
While in

most jurisdictions

the pandemic

-related

governmental measures

were

reversed, resurgence

of the

pandemic,
ineffectiveness

of vaccines

and continuance

or imposition

of new

pandemic control

measures

may result

in additional
adverse effects

on the

global economy

negatively affecting

UBS’s results

of operations

and financial

condition. Should
inflationary

pressures

or

other

adverse

global

market

conditions

persist,

or

should

the

pandemic

lead

to

additional
economic or

market disruptions,

UBS may

experience reduced

levels of

client activity

and demand

for its

products and
services, increased

utilisation of

lending commitments,

significantly increased

client defaults,

continued and

increasing
credit and valuation losses in

its loan portfolios, loan commitments and

other assets, and impairments of other

financial
assets. A

fall in

equity markets

and a

consequent decline

in invested

assets would

also reduce

recurring fee

income in
UBS’s

Global

Wealth

Management

and

Asset

Management

businesses,

as

was

experienced

in

the

second

quarter

of
2022. These factors and other consequences of the COVID-19 pandemic may negatively affect UBS’s financial condition,
including possible constraints on capital

and liquidity,

as well as a higher cost

of capital, and possible downgrades

to its
credit ratings.
The

extent

to

which

the

pandemic,

the

ongoing

Russia–Ukraine

war,

and

current

inflationary

pressures

and

related
adverse economic

conditions affect UBS’s

businesses, results of

operations and

financial condition, as

well as

its regulatory
capital and

liquidity ratios,

will depend

on future

developments,

including the

effects

of the

current

conditions

on its
clients, counterparties, employees and third-party

service providers.

UBS’s credit risk exposure to clients, trading counterparties and other financial institutions would increase
under adverse or other economic conditions
Credit risk is

an integral part

of many

of UBS’s activities,

including lending, underwriting

and derivatives activities.

Adverse
economic or market conditions, or the imposition of sanctions or other restrictions on clients, counterparties or financial
institutions, may lead

to impairments and

defaults on these

credit exposures.

Losses may be

exacerbated by declines

in
the

value

of collateral

securing loans

and other

exposures.

In UBS’s

prime

brokerage,

securities finance

and Lombard
lending businesses,

it extends

substantial amounts

of credit

against securities

collateral, the

value or

liquidity of

which
may

decline rapidly.

Market

closures

and the

imposition

of exchange

controls,

sanctions

or other

measures

may

limit
UBS’s

ability

to

settle

existing

transactions

or

to

realise

on

collateral,

which

may

result

in

unexpected

increases

in
exposures. UBS’s

Swiss mortgage

and corporate

lending portfolios

are a

large part

of its

overall lending.

It is therefore
exposed

to

the

risk

of

adverse

economic

developments

in

Switzerland,

including

property

valuations

in

the

housing
market, the

strength of

the Swiss

franc and

its effect

on Swiss exports,

return to

negative interest

rates applied

by the
Swiss National Bank, economic conditions

within the Eurozone or

the European Union (the

"
EU
"), and the evolution of
agreements

between

Switzerland

and

the

EU

or

EEA,

which

represent

Switzerland’s

largest

export

market.

UBS

has
exposures related to real

estate in various

countries, including a

substantial Swiss mortgage portfolio.

Although it believes
this portfolio is

prudently managed, UBS could

nevertheless be exposed to

losses if a

substantial deterioration in the

Swiss
real estate market were to occur.

As UBS

experienced

in 2020,

under the

IFRS 9 expected

credit loss

(“
ECL
”) regime,

credit loss

expenses

may increase
rapidly at the onset

of an economic downturn

as a result of

higher levels of credit

impairments (stage 3), as well as

higher
ECL from

stages 1

and 2.

Substantial

increases in

ECL could

exceed

expected

loss for

regulatory capital

purposes

and
adversely affect UBS’s common equity tier 1 (“ CET1 ”) capital and regulatory capital ratios.
Interest rate trends and changes could negatively affect UBS’s financial results
UBS’s businesses

are sensitive

to changes

in interest

rate trends.

A prolonged

period of

low or

negative interest

rates,
particularly in Switzerland

and the Eurozone,

adversely affected

the net interest

income generated by

UBS’s Personal &
Corporate Banking and Global Wealth Management businesses prior to 2022. Actions that UBS took to mitigate adverse
effects on income, such as

the introduction of

selective deposit fees or minimum

lending rates, contributed to

outflows
of customer

deposits (a

key source

of funding

for

UBS), net

new money

outflows and

a declining

market

share

in its
Swiss lending business.
During 2022, interest

rates increased sharply in

the US and most

other markets, including a

shift from negative

to positive
central bank policy rates in the Eurozone and Switzerland, as central banks responded to higher inflation. Higher interest
rates

generally

benefit

UBS’s

net

interest

income.

However,

as returns

on

alternatives

to deposits

increase

with

rising
interest rates, such as returns on money market funds, UBS has experienced outflows from customer deposits and shifts
of deposits from

lower-interest account

types to accounts

bearing higher interest

rates, such as

savings and certificates
of deposit,

particularly

in the

US, where

rates

have

rapidly increased.

Customer

deposit

outflows

may

require

UBS

to
obtain alternative funding, which would likely be more costly than customer deposits.

The equity and capital of UBS’s shareholders are also affected by changes in interest rates.
Currency fluctuation may have an adverse effect on

UBS’s profits, balance

sheet and regulatory capital
UBS is subject to currency fluctuation risks. Although

the change from the Swiss franc to the

US dollar as its presentation
currency in

2018 reduces UBS’s

exposure to

currency fluctuation risks

with respect to

the Swiss

franc, a substantial

portion
of UBS’s assets

and liabilities are

denominated in currencies

other than the

US dollar. Additionally,

in order to

hedge its
CET1

capital

ratio,

UBS’s

CET1

capital

must

have

foreign

currency

exposure,

which

leads

to

currency

sensitivity.

As

a
consequence, it is

not possible to

simultaneously fully hedge

both the

amount of capital

and the capital

ratio. Accordingly,
changes in foreign

exchange rates

may adversely

affect UBS’s profits,

balance sheet,

and capital,

leverage and

liquidity
coverage ratios.

Regulatory and legal risks
Material legal and regulatory risks arise in the conduct of UBS’s businesses
As a

global financial

services firm

operating in

more than

50 countries,

UBS is

subject to

many different

legal, tax

and
regulatory regimes, including extensive regulatory oversight, and is exposed to significant liability risk. UBS is subject to a large number of claims, disputes, legal

proceedings and government investigations and expects that its ongoing business
activities will continue to

give rise to such matters

in the future. The extent

of UBS’s financial exposure to

these and other
matters is material and could substantially exceed the level of provisions that it has established. UBS is not able to

predict
the financial and non-financial consequences these matters

may have when resolved.

UBS may be subject to adverse

preliminary determinations or court decisions that may negatively affect public perception
and its

reputation, result

in prudential

actions from

regulators, and

cause UBS

to record

additional provisions

for such
matters even when it believes

it has substantial defences

and expects to ultimately achieve

a more favourable outcome.
This risk

is illustrated

by the

award of

aggregate penalties

and damages

of EUR 4.5bn

by the

court of

first instance

in
France. This

award was

reduced to

an aggregate

of EUR 1.8bn

by the

Court of

Appeal, and

UBS has

further appealed
this judgment.

Guilty pleas and DPA
Litigation,

regulatory

and

similar

matters

may

also

result

in

non-monetary

penalties

and consequences.

Among

other
things,

a

guilty

plea

to,

or

conviction

of,

a

crime

(including

as

a

result

of

termination

of

the

Deferred

Prosecution
Agreement Credit Suisse

entered into with

the United States

Department of Justice

in 2021 to

resolve its Mozambique
matter) could have material consequences for us.

Resolution of regulatory proceedings may require us to

obtain waivers
of

regulatory

disqualifications

to

maintain

certain

operations,

may

entitle

regulatory

authorities

to

limit,

suspend

or
terminate licenses and regulatory

authorizations and may permit

financial market utilities to

limit, suspend or terminate
our participation in such utilities.

Failure to obtain such waivers,

or any limitation, suspension or termination

of licenses,
authorizations or participations, could have material consequences for us.
Resolution of regulatory proceedings

may require UBS to

obtain waivers of

regulatory disqualifications to maintain certain
operations, may entitle

regulatory authorities

to limit, suspend

or terminate

licenses and regulatory

authorisations, and
may permit

financial market

utilities to

limit, suspend

or terminate

UBS’s participation

in them.

Failure to

obtain such
waivers,

or

any

limitation,

suspension

or

termination

of

licenses,

authorisations

or

participations,

could

have

material
adverse consequences for UBS.
UBS’s settlements with governmental

authorities in connection

with foreign exchange,

London Interbank Offered

Rates
(“ LIBOR
”)

and

other

benchmark

interest

rates

starkly

illustrate

the

significantly

increased

level

of

financial

and
reputational risk now associated

with regulatory matters in

major jurisdictions. In connection

with investigations related
to LIBOR

and other

benchmark

rates and

to foreign

exchange and

precious metals,

very large

fines and

disgorgement
amounts

were

assessed

against

UBS,

and

it

was

required

to

enter

guilty

pleas

despite

its

full

cooperation

with

the
authorities in

the investigations,

and despite

its receipt

of conditional

leniency or

conditional immunity

from anti-trust
authorities in a number of jurisdictions, including the US and

Switzerland.
For a

number

of years, UBS

has been, and

continues to be, subject

to a very

high level of

regulatory scrutiny and to

certain
regulatory

measures

that

constrain

its

strategic

flexibility.

UBS

believes

it

has

remediated

the

deficiencies

that

led

to
significant losses in the past and made substantial changes in its controls and it conducts risk frameworks to address the issues

highlighted

by

the

LIBOR-related,

foreign

exchange

and

precious

metals

regulatory

resolutions.

UBS

has

also
undertaken extensive efforts to implement new regulatory

requirements and meet heightened expectations.

Credit

Suisse

and

or

UBS

have

become

the

target

of

lawsuits,

and

may

become

the

target

of

further

litigation,

in
connection with the transaction and/or

the regulatory and other

actions taken in connection with

the transaction, all of
which could result in substantial

costs. As of June 5, 2023,

Credit Suisse had incurred

a net charge of USD 7.4

billion in
respect of its

supply chain finance

funds (SCFF) matter, and the

ultimate cost of

resolving the SCFF matter

may be material
to the

operating results

of the

combined group.

Since the

close of

the acquisition,

various litigation

claims have

been
lodged against

UBS under Swiss

merger law alleging

that Credit

Suisse shareholders

received disadvantaged

treatment
in the acquisition. In

addition, numerous cases

have been lodged against

FINMA in respect

of the write down

of Credit
Suisse’s AT1

bonds ordered

by FINMA. UBS Group

AG, as the successor

to Credit Suisse,

is participating in proceedings
as an aggrieved party. The cumulative effects of the litigations to which UBS has succeeded and the claims related to the acquisition and the circumstances surrounding

it, may have material adverse consequences for the combined group.
Credit

Suisse

delayed

its

reporting

for

the

year

ending

2022

stating

that

it

had

identified

material

weaknesses

in

its
internal

controls

over

financial

reporting

as

a

result

of

which

Credit

Suisse

management

had

concluded

that,

as

of
December 31, 2022, its internal controls over financial

reporting were not effective, and for the same reasons, it reached the same conclusion regarding December 31, 2021. Since the acquisition, UBS has undertaken a review of the processes and systems giving rise to

the material weaknesses and the remediation program undertaken. This review is ongoing

and
UBS

expects

to

adopt

and

implement

further

controls

and

procedures

following

the

completion

of

such

review

and
discussions with its regulators. In the course of this review,

UBS may become aware of facts that cause it to broaden the
scope of the findings.

UBS continues to be

in active dialogue with

regulators concerning the

actions it is taking

to improve its operational

risk
management, risk control,

anti-money laundering, data management

and other frameworks,

and otherwise seek

to meet
supervisory expectations,

but there

can be

no assurance

that its

efforts will

have the

desired effects.

As a

result of

this
history, UBS’s level of risk with respect to regulatory enforcement may be greater than that of some of its peers.

Substantial changes in regulation may adversely affect UBS’s businesses and its ability to execute its
strategic plans
Since the

financial crisis

of 2008,

UBS has

been subject

to significant

regulatory

requirements,

including recovery

and
resolution planning,

changes in

capital and

prudential standards,

changes in

taxation regimes

as a

result of

changes in
governmental administrations,

new and

revised market

standards and

fiduciary duties,

as well

as new

and developing
environmental, social and governance

standards and requirements. Notwithstanding attempts by regulators to align their
efforts,

the

measures

adopted

or

proposed

for

banking

regulation

differ

significantly

across

the

major

jurisdictions,
making it increasingly difficult

to manage a global institution.

In addition, Swiss regulatory

changes with regard

to such
matters

as

capital

and

liquidity

have

often

proceeded

more

quickly

than

those

in

other

major

jurisdictions,

and
Switzerland’s requirements for major

international banks are among

the strictest of

the major financial

centres. This could
put Swiss banks, such as UBS, at a disadvantage when competing with peer financial institutions subject to more lenient regulation or with unregulated non-bank

competitors.
UBS’s

implementation

of

additional

regulatory

requirements

and

changes

in

supervisory

standards,

as

well

as

its
compliance with

existing

laws and

regulations,

continues to

receive

heightened scrutiny

from

supervisors. If

UBS does
not meet

supervisory expectations

in relation

to these

or other

matters, or

if additional supervisory

or regulatory

issues
arise, it would likely be subject to further regulatory

scrutiny,

as well as measures that may further

constrain its strategic
flexibility.

Resolvability and

resolution

and recovery

planning:
UBS has

moved significant

operations into

subsidiaries

to

improve
resolvability and meet other regulatory requirements, and this has resulted in substantial implementation costs, increased
its capital and funding costs and reduced operational flexibility. For example, UBS has transferred all of its US subsidiaries
under a US

intermediate holding company

to meet US

regulatory requirements and

has transferred substantially

all the
operations of Personal & Corporate Banking and Global Wealth Management booked in Switzerland to UBS Switzerland
AG to improve resolvability.

These changes

create

operational, capital,

liquidity, funding

and tax

inefficiencies.

UBS’s operations

in subsidiaries

are
subject

to

local

capital,

liquidity,

stable

funding,

capital

planning

and

stress

testing

requirements.

These

requirements
have

resulted

in

increased

capital

and

liquidity

requirements

in

affected

subsidiaries,

which

limit

UBS’s

operational
flexibility and negatively

affect its ability

to benefit from

synergies between

business units and

to distribute

earnings to
the Group.
Under the Swiss too-big-to-fail

(“
TBTF
”) framework, UBS is

required to put in place

viable emergency plans to

preserve
the operation of

systemically important

functions in

the event

of a failure.

Moreover, under

this framework

and similar
regulations

in the

US, the

UK, the

EU and

other jurisdictions

in which

it operates,

UBS is

required to

prepare credible
recovery and resolution

plans detailing the

measures that would

be taken to recover

in a significant adverse

event or in
the event of winding down the Group or the operations

in a host country through resolution or insolvency

proceedings.
If a

recovery or resolution

plan that UBS

produces is determined

by the

relevant authority to

be inadequate or

not credible,
relevant regulation may

permit the authority to

place limitations on the

scope or size

of UBS’s business

in that jurisdiction,
or oblige UBS to hold higher amounts

of capital or liquidity or to

change its legal structure or business in

order to remove
the relevant impediments to resolution.
Capital and prudential standards: As an internationally active Swiss systemically relevant bank (an “ SRB ”), UBS is subject to

capital

and

total

loss-absorbing

capacity

(“
TLAC
”)

requirements

that

are

among

the

most

stringent

in

the

world.
Moreover, many

of UBS’s

subsidiaries must

comply with

minimum capital,

liquidity and

similar requirements

and, as

a
result, UBS Group AG and UBS AG have contributed a significant portion of their capital and provide substantial liquidity to

these

subsidiaries.

These

funds

are

available

to

meet

funding

and

collateral

needs

in

the

relevant

entities,

but

are
generally not readily available for use by the Group as a

whole.

UBS expects

its risk-weighted

assets (“
RWA
”) to

further increase

as the

effective date

for additional

capital standards
promulgated

by

the

Basel

Committee

on

Banking

Supervision

(the

“
BCBS
”)

draws

nearer.

In

connection

with

the
acquisition of Credit Suisse, FINMA has

permitted Credit Suisse entities to

continue to apply certain prior interpretations
and has

provided supervisory

rulings on

the treatment

of certain

items for

RWA or

capital purposes.

In general,

these
interpretations require that UBS phase out

the treatment over the next several

years.

In addition, FINMA has agreed that
additional

capital

requirement

applicable

to

Swiss

systemically

relevant

banks,

which

is

based

on

market

share

in
Switzerland and LRD, will not increase

as a result of acquisition of Credit

Suisse before the end of

2025.

The phase-out
or

end

of

these

periods

will

likely

increase

the

overall

capital

requirements

of

UBS

Group,

which

increase

may

be
substantial.
Increases in capital

and liquidity standards

could significantly curtail

UBS’s ability to

pursue strategic opportunities

or to
return capital to shareholders.

Market regulation and

fiduciary standards:
UBS’s wealth and

asset management

businesses operate

in an environment
of increasing

regulatory scrutiny

and changing

standards with

respect to

fiduciary and

other standards

of care

and the
focus

on

mitigating

or

eliminating

conflicts

of

interest

between

a

manager

or

advisor

and

the

client,

which

require
effective implementation across

the global

systems and

processes of

investment managers

and other

industry participants.
For example, UBS has made material

changes to its business processes, policies

and the terms on which it

interacts with
these clients in order to comply with SEC Regulation Best Interest, which is intended to enhance and clarify the duties of brokers and investment advisers to

retail customers, the Volcker Rule,

which limits UBS’s ability to engage

in proprietary
trading, as

well as

changes in

European

and Swiss

market

conduct regulation.

Future changes

in the

regulation

of its
duties to customers may require UBS to

make further changes to its businesses, which would result

in additional expense
and may adversely affect its business. UBS may also become subject to other similar regulations substantively limiting the
types of activities in which it may engage or the way it conducts its operations.
In many instances, UBS provides services on

a cross-border basis, and it is therefore sensitive to

barriers restricting market
access for

third-country firms.

In particular,

efforts in

the EU

to harmonise

the regime

for third-country

firms to

access
the European market may have the effect of creating new barriers that adversely affect UBS’s ability to conduct business in

these

jurisdictions

from

Switzerland.

In

addition,

a

number

of

jurisdictions

are

increasingly

regulating

cross-border
activities based on

determinations of equivalence of

home country regulation,

substituted compliance or

similar principles
of comity.

A negative

determination with

respect to

Swiss equivalence

could limit

UBS’s access

to the

market in

those
jurisdictions and

may negatively

influence its

ability to

act as

a global

firm. For

example, the

EU declined

to extend

its
equivalence determination for Swiss exchanges, which lapsed as of 30 June 2019.

UBS experienced

cross-border outflows

over a

number of

years as

a result

of heightened

focus by

fiscal authorities

on
cross-border investment and fiscal amnesty programs, in anticipation of the implementation in Switzerland of the global
automatic

exchange

of

tax

information,

and

as

a

result

of

the

measures

UBS

has

implemented

in

response

to

these
changes. Further changes in local tax laws or regulations

and their enforcement, additional cross-border tax information exchange regimes, national tax amnesty or enforcement

programs or similar actions may affect the

ability or willingness
of its clients to do business with UBS and could result

in additional cross-border outflows.
If UBS experiences financial difficulties, FINMA has

the power to open restructuring or liquidation
proceedings or impose protective measures in relation

to UBS Group AG, UBS AG or UBS Switzerland AG,
and such proceedings or measures may have a material

adverse effect on UBS’s shareholders and creditors
Under the

Swiss Banking

Act, FINMA

is able

to exercise

broad statutory

powers with

respect to

Swiss banks

and Swiss
parent companies of financial groups,

such as UBS Group

AG, UBS AG, Credit

Suisse AG, UBS Switzerland AG and Credit
Suisse Schweiz

AG, if

there is

justified concern

that the

entity is

over-indebted,

has serious

liquidity problems

or,

after
the expiration

of any

relevant

deadline, no

longer fulfils

capital adequacy

requirements.

Such powers

include ordering
protective

measures,

instituting

restructuring

proceedings

(and

exercising

any

Swiss

resolution

powers

in

connection
therewith), and instituting liquidation

proceedings, all of which

may have a material adverse

effect on shareholders and
creditors or may prevent these entities from

paying dividends or making payments on debt obligations.
UBS would

have limited

ability

to challenge

any such

protective

measures,

and creditors

and shareholders

would

also
have limited ability under Swiss

law or in Swiss courts

to reject them, seek their suspension,

or challenge their imposition,
including measures that require

or result in the deferment of payments.
If restructuring proceedings are

opened with respect to UBS Group

AG, UBS AG, Credit Suisse AG,

UBS Switzerland AG
or Credit Suisse Schweiz AG,

the resolution powers that FINMA may

exercise include the power to: (i) transfer all

or some
of the assets, debt and other liabilities, and contracts of the entity subject to proceedings to another entity; (ii) stay for a
maximum of two business

days (a) the termination

of, or the exercise

of rights to terminate,

netting rights, (b) rights

to
enforce

or

dispose

of

certain

types

of

collateral

or

(c)

rights

to

transfer

claims,

liabilities

or

certain

collateral,

under
contracts to which the entity subject to proceedings is a party; and / or (iii) partially or fully write down the equity capital and regulatory capital instruments and, if such regulatory capital is fully written down, write down or convert into equity the other debt instruments of

the entity subject to

proceedings. Shareholders and creditors would have no

right to reject,
or to seek the suspension of, any restructuring plan pursuant to which such resolution powers are exercised. They would have only

limited rights

to challenge

any decision

to exercise

resolution powers

or to

have that

decision reviewed

by a
judicial or administrative process or otherwise.
Upon full

or partial

write-down

of the

equity and

regulatory

capital

instruments

of the

entity

subject to

restructuring
proceedings, the relevant shareholders

and creditors would receive

no payment in respect of the equity

and debt that is
written

down,

the

write-down

would

be

permanent,

and

the

investors

would

likely

not,

at

such

time

or

at

any

time
thereafter,

receive any

shares or other

participation rights,

or be entitled

to any write-up

or any other

compensation in
the event of a potential subsequent

recovery of the debtor.

If FINMA orders the conversion

of debt of the entity subject
to restructuring proceedings

into equity,

the securities received by

the investors may be worth significantly

less than the
original debt and may have a

significantly different risk profile. In addition, creditors receiving equity would be effectively subordinated to all creditors of the restructured entity in the event of a subsequent winding up, liquidation

or dissolution
of the restructured entity,

which would increase the risk that investors would

lose all or some of their investment.

FINMA has significant discretion in the exercise of its powers in connection with restructuring proceedings. Furthermore, certain categories of debt obligations, such as certain types of deposits, are subject to preferential treatment. As a result, holders of obligations

of an entity

subject to a

Swiss restructuring

proceeding may

have their obligations

written down
or converted

into equity even

though obligations ranking

on par

with such obligations

are not written

down or

converted.

Developments in sustainability, climate, environmental and

social standards and regulations may affect
UBS’s business and impact its ability to fully realise

its goals
UBS has set ambitious

goals for environmental, social and

governance (“
ESG
”) matters. These goals include

its ambitions
for environmental

sustainability in its

operations, including

carbon emissions,

in the business

it does with

clients and

in
products that it

offers. They also

include goals or

ambitions for diversity in

UBS’s workforce and

supply chain, and support
for the

United Nations

Sustainable Development

Goals. There

is substantial

uncertainty as

to the

scope of

actions that
may be required of UBS, governments

and others to achieve the goals it

has set, and many of such goals and

objectives
are

only

achievable

with

a

combination

of

government

and

private

action.

National

and

international

standards

and
expectations,

industry

and

scientific

practices,

and

regulatory

taxonomies

and

disclosure

obligations

addressing

these
matters are

relatively immature and

are rapidly evolving.

In many cases,

goals and standards

are defined at

a high level
and can

be subject

to different interpretations.

In addition,

there are significant

limitations in

the data available

to measure
UBS’s climate and other

goals. Although UBS has

defined and disclosed its

goals based on the

standards existing at

the
time of disclosure, there can be no assurance (i) that the various ESG regulatory and disclosure regimes under which UBS operates will

not come

into conflict

with one

another, (ii) that

the current

standards will

not be

interpreted differently
than UBS’s understanding

or change in

a manner that

substantially increases the

cost or effort

for UBS to

achieve such
goals or (iii)

that additional data or

methods, whether voluntary or

required by regulation, may

substantially change UBS’s
calculation of its goals and

aspirations. It is possible that

such goals may prove to

be considerably more difficult

or even
impossible

to

achieve.

The

evolving

standards

may

also

require

UBS

to

substantially

change

the

stated

goals

and
ambitions. If UBS is not able to achieve

the goals it has set, or can only do

so at significant expense to its business, it may
fail to

meet regulatory

expectations,

incur damage

to its

reputation or

be exposed

to an

increased risk

of litigation

or
other adverse action.
While ESG regulatory regimes and

international standards are being developed, including

to require consideration of ESG
risks in investment decisions,

some jurisdictions, notably in

the US, have developed

rules restricting the consideration

of
ESG factors in

investment and business decisions.

Under these anti-ESG rules,

companies that are perceived

as boycotting
or

discriminating

against

certain

industries

may

be

restricted

from

doing

business

with

certain

governmental

entities.
UBS’s businesses may

be adversely affected

if the firm

is considered as

discriminating against companies

based on ESG
considerations, or if further anti-ESG rules are developed

or broadened.
UBS’s financial results may be negatively affected by changes to assumptions and valuations, as well as
changes to accounting standards
UBS

prepares

its

consolidated

financial

statements

in

accordance

with

International

Financial

Reporting

Standards
(“
IFRS
”).

The

application

of

these

accounting

standards

requires

the

use

of

judgment

based

on

estimates

and
assumptions that may involve

significant uncertainty at the

time they are made.

This is the

case, for example,

with respect
to the

measurement of fair

value of

financial instruments, the

recognition of deferred

tax assets

(“
DTAs
”), the

assessment
of the

impairment of

goodwill, expected

credit losses

and estimation

of provisions

for litigation,

regulatory and

similar
matters. Such

judgments, including the

underlying estimates

and assumptions, which

encompass historical

experience,
expectations of

the future

and other

factors, are

regularly evaluated

to determine

their continuing

relevance based

on
current conditions.

Using different

assumptions could

cause the

reported results

to differ.

Changes in

assumptions, or
failure to make the changes

necessary to reflect evolving market conditions,

may have a significant

effect on the financial
statements

in

the

periods

when

changes

occur.

Estimates

of

provisions

may

be

subject

to

a

wide

range

of

potential
outcomes and significant uncertainty.

For example, the broad range of potential outcomes in UBS’s legal proceedings in
France

and

in

a

number

of

Credit

Suisse’s

legal

proceedings

increase

the

uncertainty

associated

with

assessing

the
appropriate provision. If the

estimates and assumptions

in future periods

deviate from the

current outlook, UBS’s financial
results may also be negatively affected.

Changes to IFRS or interpretations thereof may cause future reported results and financial position to differ from current expectations, or

historical results

to differ

from those

previously reported

due to the

adoption of

accounting standards
on a retrospective basis. Such changes may also

affect UBS’s regulatory capital and ratios. For

example, the introduction
of the ECL

regime under

IFRS 9 in

2018 fundamentally

changed how

credit risk arising

from loans,

loan commitments,
guarantees

and

certain

revocable

facilities

is accounted

for.

Under

the

ECL

regime,

credit

loss

expenses

may

increase
rapidly at the onset

of an economic downturn

as a result of

higher levels of credit

impairments (stage 3), as well as

higher
ECL from stages 1 and 2, only gradually

diminishing once the economic outlook improves. As UBS

observed in 2020, this
effect

may

be more

pronounced

in

a

deteriorating

economic

environment.

Substantial

increases

in

ECL

could

exceed
expected loss for regulatory capital purposes and adversely

affect UBS’s CET1 capital and regulatory capital ratios.

UBS may be unable to maintain its capital strength
Capital strength enables

UBS to grow

its businesses and

absorb increases in

regulatory and

capital requirements.

UBS’s
ability to maintain its capital ratios is subject to numerous risks, including the financial results of its businesses, the effect of changes to capital standards, methodologies and interpretations that may adversely affect the calculation of its capital
ratios, the

imposition

of risk

add-ons

or capital

buffers,

and the

application

of additional

capital,

liquidity and

similar
requirements to

subsidiaries. UBS’s capital

and leverage

ratios are

driven primarily by

RWA, the

leverage ratio

denominator
and eligible capital, all of

which may fluctuate based on a

number of factors, some of

which are outside of UBS’s

control.
The results

of UBS’s

businesses may

be adversely

affected by

events arising

from other

risk factors

described herein.

In
some cases, such as litigation and

regulatory risk and operational risk events, losses

may be sudden and large. These

risks
could reduce

the

amount of

capital

available

for

return

to shareholders

and hinder

UBS’s ability

to achieve

its

capital
returns target of a progressive cash dividend coupled with a share repurchase program.
UBS’s

eligible

capital

may

be

reduced

by

losses

recognised

within

net

profit

or

other

comprehensive

income.

Eligible
capital

may

also

be

reduced

for

other

reasons,

including

acquisitions

that

change

the

level

of

goodwill,

changes

in
temporary

differences

related

to

DTAs

included

in

capital,

adverse

currency

movements

affecting

the

value

of

equity,
prudential adjustments that may be

required due to the valuation uncertainty

associated with certain types of positions,
changes in

regulatory interpretations

on the

inclusion or

exclusion of

items contributing

to UBS’s

shareholder equity

in
regulatory capital, and changes in the value of certain pension fund assets and liabilities or in the interest rate and other
assumptions used

to calculate

the changes

in UBS’s

net defined

benefit obligation

recognised in

other comprehensive
income.
RWA

are

driven

by

UBS’s

business

activities,

by

changes

in

the

risk

profile

of

its

exposures,

by

changes

in

its

foreign
currency exposures and foreign exchange rates, and by regulation.

For instance, substantial market volatility, a widening
of credit spreads, adverse

currency movements, increased

counterparty risk, deterioration

in the economic

environment
or increased

operational risk

could result

in an

increase in

RWA. Changes

in the

calculation of

RWA, the

imposition of
additional

supplemental RWA

charges or

multipliers applied

to certain

exposures and

other methodology

changes,

as
well as the

finalisation of the Basel

III framework and

Fundamental Review of the

Trading Book promulgated by

the BCBS,
which are expected to increase UBS’s RWA.
The

leverage

ratio

is

a

balance

sheet-driven

measure

and

therefore

limits

balance

sheet-intensive

activities,

such

as
lending, more than

activities that are less

balance sheet intensive,

and it may

constrain UBS’s business even

if UBS satisfies
other risk-based

capital requirements.

UBS’s leverage

ratio denominator

is driven

by, among

other things,

the level

of
client activity, including

deposits and loans,

foreign exchange rates, interest

rates and other

market factors. Many

of these
factors are wholly or partly outside of UBS’s control.
The effect of taxes on UBS’s financial results is significantly influenced by tax law changes and
reassessments of its deferred tax assets
UBS’s

effective

tax

rate

is

highly

sensitive

to

its

performance,

its

expectation

of

future

profitability

and

any

potential
increases

or

decreases

in

statutory

tax

rates,

such

as

any

potential

increase

in

the

US

federal

corporate

tax

rate.
Furthermore, based

on prior years’

tax losses, UBS

has recognised

DTAs

reflecting the

probable recoverable

level based
on future taxable profit

as informed by

its business plans. If

UBS’s performance is expected

to produce diminished taxable
profit in future years, particularly in the US, it may

be required to write down all or a

portion of the currently recognised
DTAs through the income statement in excess of anticipated amortisation.

This would have the effect of

increasing UBS’s
effective tax rate in the year in which any write-downs are

taken. Conversely,

if UBS expects the performance of entities
in

which

it

has

unrecognised

tax

losses to

improve,

particularly

in

the

US

or

the

UK,

UBS

could

potentially

recognise
additional DTAs.

The effect

of doing

so would

be to

reduce its

effective tax

rate in

years in

which additional

DTAs

are
recognised

and to

increase

its effective

tax

rate

in future

years. UBS’s

effective

tax

rate

is also

sensitive

to any

future
reductions in

statutory tax

rates, particularly

in the

US, which

would cause

the expected

future tax

benefit from

items
such as tax loss carry-forwards

in the affected locations

to diminish in value. This,

in turn, would cause a write-down

of
the associated DTAs. Conversely,

an increase in US corporate tax rates

would result in an increase in the Group’s

DTAs.
UBS generally revalues its DTAs

in the fourth quarter of the financial year based on a reassessment of future profitability
taking

into

account

its

updated

business

plans.

UBS considers

the

performance

of

its businesses

and

the

accuracy

of
historical forecasts,

tax rates

and other

factors in

evaluating the

recoverability

of its

DTAs,

including the

remaining tax
loss carry-forward

period and

its assessment

of expected

future taxable

profits over

the life

of DTAs.

Estimating future
profitability is

inherently subjective

and is particularly

sensitive to future

economic, market

and other conditions,

which
are difficult to predict.

UBS’s results in past years

have demonstrated that changes in the

recognition of DTAs

can have a very significant effect
on its reported results. Any future

change in the manner in which UBS remeasures

DTAs could affect

UBS’s effective tax
rate, particularly in the year in which the change is made.

UBS’s

full-year

effective

tax

rate

could

change

if

aggregate

tax

expenses

in

respect

of

profits

from

branches

and
subsidiaries without

loss coverage

differ from what

is expected, or

if branches and

subsidiaries generate

tax losses that
UBS cannot benefit from through

the income statement. In particular, losses at

entities or branches that cannot offset for
tax purposes taxable profits in other Group entities, and which do not result in additional

DTA recognition, may increase
UBS’s effective tax rate. In addition, tax laws or

the tax authorities in countries where UBS has undertaken legal structure changes may

cause entities

to be

subject to

taxation as

permanent

establishments

or may

prevent the

transfer of

tax
losses incurred

in one

legal entity

to newly

organised or

reorganised subsidiaries

or affiliates

or may

impose limitations
on

the

utilisation

of

tax

losses

that

relate

to

businesses

formerly

conducted

by

the

transferor.

Were

this

to

occur

in
situations where there were also limited planning opportunities to utilise the tax losses in the originating entity, the DTAs associated with such tax losses may be required to be written down through the income statement.
Changes

in

tax

law

may

materially

affect

UBS’s

effective

tax

rate,

and,

in

some

cases,

may

substantially

affect

the
profitability of

certain activities.

In addition,

statutory and

regulatory changes,

as well

as changes

to the

way in

which
courts and tax

authorities interpret

tax laws, including

assertions that

UBS is required

to pay

taxes in

a jurisdiction

as a
result of activities

connected to that

jurisdiction constituting

a permanent

establishment or

similar theory,

and changes
in UBS’s

assessment

of uncertain

tax positions,

could cause

the amount

of taxes

it ultimately

pays to

materially

differ
from the amount accrued.
UBS Group AG and Credit Suisse may incur substantial

tax liabilities in connection with the transaction.
In the past, Credit Suisse

has made significant impairments of the

tax value of its participations in

subsidiaries below their
tax acquisition

costs. As

a result

of the

transaction, tax

acquisition costs

of participations

held by

Credit Suisse

may be
transferred to UBS Group

AG. Additionally, UBS may

further impair its participations

in former Credit Suisse subsidiaries
after the

closing of

the transaction.

UBS Group

AG may

become subject

to additional

Swiss tax

on future

reversals of
such impairments for Swiss tax purposes. Reversals of prior impairments may occur to the extent that the net asset value of the previously impaired subsidiary increases, e.g., as a result of an increase in retained earnings. Although it is difficult to quantify

this additional

tax exposure,

as various

potential mitigants

(e.g., transfers

of assets

and liabilities,

business
activities, subsidiary

investments, as

well as

other restructuring

measures within

the Combined

Group in

the course

of
the integration) exist, such additional tax exposure may be

material.
Liquidity and funding risk
Liquidity and funding management are critical to UBS’s

ongoing performance
The viability

of UBS’s

business depends

on the

availability of

funding sources,

and its

success depends

on its

ability to
obtain funding at times,

in amounts, for tenors

and at rates that

enable it to efficiently support

its asset base in

all market
conditions. UBS’s funding

sources have generally

been stable, but

could change in

the future

because of, among

other
things,

general

market

disruptions

or

widening

credit

spreads,

which

could

also

influence

the

cost

of

funding.

A
substantial

part

of

UBS’s

liquidity

and

funding

requirements

are

met

using

short-term

unsecured

funding

sources,
including retail and wholesale

deposits and the regular issuance of

money market securities. A change in the

availability
of short-term funding could occur quickly.
The addition

of loss-absorbing

debt as

a component

of capital

requirements,

the regulatory

requirements

to maintain
minimum TLAC

at UBS’s

holding company

and at

subsidiaries, as

well as

the power

of resolution

authorities to

bail in
TLAC instruments and other debt obligations, and uncertainty as to how such powers will be exercised, caused and may still cause further increase of UBS’s cost of funding, and could potentially increase the total amount of funding required, in the absence of other changes in its business.
Reductions

in

UBS’s

credit

ratings

may

adversely

affect

the

market

value

of

the

securities

and

other

obligations

and
increase its funding

costs, in

particular with regard

to funding from

wholesale unsecured

sources, and

could affect

the
availability of certain kinds of

funding. In addition, as experienced

in connection with Moody’s

downgrade of UBS AG’s
long-term debt rating in June

2012, rating downgrades can require

UBS to post additional collateral

or make additional
cash payments

under trading

agreements.

UBS’s credit

ratings, together

with its

capital strength

and reputation,

also
contribute to maintaining

client and counterparty

confidence, and it

is possible that

rating changes could

influence the
performance of some

of UBS’s businesses.

The acquisition

of the Credit

Suisse Group

has elevated these

risks and may
cause these

risks to

intensify.

One day

after

the announcement

of the

planned acquisition

of Credit

Suisse

in March
2023, Standard & Poor's

placed both UBS

Group AG’s Long-Term Counterparty Credit Rating and High-trigger additional
Tier 1 instruments on Negative watch.

Upon the close the acquisition in June, Fitch Ratings downgraded the Long-Term
Issuer Default Ratings (IDRs)

of UBS Group

AG to 'A' from

'A+' and of UBS

AG to 'A+' from

'AA-'. Fitch also

upgraded
Credit Suisse AG's Long-Term

IDR to 'A+' from 'BBB+'.

The requirement

to maintain a

liquidity coverage ratio

of high-quality liquid

assets to estimated

stressed short-term

net
cash outflows, and

other similar liquidity

and funding requirements, oblige UBS

to maintain high

levels of overall liquidity,
limit its ability

to optimise interest income

and expense, make certain

lines of business

less attractive and

reduce its overall
ability

to

generate

profits.

In

particular,

UBS AG

is

subjected

to

increased

liquidity

coverage

requirements

under

the
direction of

FINMA. The

liquidity coverage

ratio and

net stable

funding ratio

requirements

are intended

to ensure

that
UBS is not overly

reliant on short-term funding and that

it has sufficient long-term funding

for illiquid assets. The relevant
calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in market-wide

and firm-specific stress situations. In

an actual stress situation,

however, UBS’s funding
outflows could exceed the assumed amounts.

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Numbers

333-263376, 333-272539

and 333-272452),

and on

Form S-8

(Registration Numbers

333-
200634; 333-200635;

333-200641; 333-200665; 333-215254;

333-215255; 333-228653; 333-230312;

333-249143
and 333-272975), and

into each

prospectus outstanding under

any of the

foregoing registration statements, (2)

any
outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

and

Credit

Suisse

AG

that
incorporates by reference any Forms 6-K of UBS AG

and Credit Suisse AG (respectively) that are incorporated

into
its registration

statements filed

with the

SEC, and

(3) the

base prospectus

of Corporate

Asset Backed

Corporation
(“CABCO”) dated June 23,

2004 (Registration Number 333-111572), the Form 8-K

of CABCO filed and dated

June
23, 2004 (SEC

File Number 001-13444), and

the Prospectus Supplements relating to

the CABCO Series 2004-101
Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Credit Suisse AG
By:

/s/

Ulrich Körner

______________
Name:

Ulrich Körner
Title:

Chief Executive Officer
By:

/s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

August 31, 2023